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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
JUN 30 2011
Washington, DC
105

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

State of Israel
Exact name of registrant as specified in charter

0000052749
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2010
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

002-94917
SEC file number, if available

S-______________________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-______________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2010
Report period (if applicable)

____
Name of Person Filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York, on the 30th day of June, 2011.

STATE OF ISRAEL

By: /s/ Sigalit Siag

Sigalit Siag
Chief Fiscal Officer for the Western Hemisphere Ministry of Finance

By: /s/ Amnon Kraus

Amnon Kraus
Deputy Chief Fiscal Officer for the Western Hemisphere Ministry of Finance

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the State of Israel's Annual Report on Form 18-K for the year ended December 31, 2010 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the State of Israel's Budget Proposal for Fiscal Years 2011-2012 (in Hebrew).

תקציב המדינה
הצעה לשנות הכספים
2012-2011

עיקרי התקציב
ותכנית תקציב רב-שנתית

ירושלים   חשוון התשע"א   אוקטובר 2010

אל הקורא,

חוברת זו מרכזת בצורה תמציתית את עיקריה של הצעת התקציב לשנות הכספים 2012-2011. חומר נוסף הקשור לפעולות הממשלה במסגרת תקציב 2012-2011 ניתן למצוא בחוברות המפורטות של הצעת תקציב זו.

תוכן העניינים

עמוד

חלק א: מסמכי התקציב

הצעת חוק התקציב לשנות הכספים 2012-2011 התשע"א-2010	9
הצעת התקציב לשנת הכספים 2011	11
הצעת התקציב לשנת הכספים 2012	14
הצעת תקציב המפעלים העסקיים לשנת הכספים 2011	17
הצעת תקציב המפעלים העסקיים לשנת הכספים 2012	17
תחזית התקבולים והמלוות לשנות הכספים 2012-2011	18
תחזית הטבות המס לשנות הכספים 2012-2011	21

חלק ב: סקירה כללית

עיקרי ההתפתחויות הכלכליות	27
המדיניות הכלכלית ומדיניות התקציב לשנות הכספים 2012-2011	39
הצעת התקציב לשנות הכספים 2012-2011	78
ניתוח התפתחות הצעת התקציב בשנות הכספים 2012-2005	82
הגירעון ומימונו לשנות הכספים 2012-2011	87

חלק ג: סקירת עיקרי ההוצאות והפעולות של משרדי הממשלה

הביטחון והסדר הציבורי	93
משרד הביטחון	94
המשרד לביטחון הפנים	110
המשרדים המינהליים	113
משרד ראש הממשלה	114

משרד האוצר	116
משרד המשפטים	117
משרד החוץ	119
משרד הפנים והרשויות המקומיות	120
רשות האוכלוסין, ההגירה ומעברי הגבול	124
השירותים החברתיים	126
המוסד לביטוח לאומי	134
משרד החינוך	137
ההשכלה הגבוהה	139
משרד הרווחה והשירותים החברתיים	142
משרד הבריאות	143
המשרד לקליטת העלייה	145
משרד התרבות והספורט	148
הרשות לזכויות ניצולי השואה	150
ענפי המשק	152
משרד התעשייה, המסחר והתעסוקה	156
משרד התיירות	159
משרד החקלאות ופיתוח הכפר	161
משרד התקשורת	165
המשרד להגנת הסביבה	172
משרד המדע והטכנולוגיה	174
תמיכות שונות	175
תשתיות ובינוי	178
משרד התשתיות הלאומיות	180
משרד התחבורה	183
משרד הבינוי והשיכון	192
משק המים	195
מינהל מקרקעי ישראל	202

הוצאות מרכזיות אחרות 205
תקציב הגמלאות והפיצויים 206
תשלום החובות 209

חלק ד: הכנסות המדינה ממסים

תחזית הכנסות המדינה ממסים לשנות הכספים 2012-2011 215
תחזית הטבות המס לשנות הכספים 2012-2011 225

חלק ה: תכנית תקציב רב-שנתי מונחת על שולחן הכנסת

התקציב הרב-שנתי - מעטפות 245

חלק ו: נספחים

עקרונות חוק התקציב 251
מסמכי חוק התקציב 255
מחירי התקציב 257

לוחות התקציב
סך תקני כוח אדם לשנת הכספים 2011 258
סך תקני כוח אדם לשנת הכספים 2012 260
תקציב ההוצאות ברוטו לשנות הכספים 2012-2009 262
תקציב ההוצאות נטו לשנות הכספים 2012-2009 265
תשלום חובות קרן לשנות הכספים 2012-2009 268
תשלום חובות ריבית לשנות הכספים 2012-2009 269
תחזית התקבולים והמלוות לשנות הכספים 2012-2009 270

חלק א

מסמכי התקציב

הצעת חוק התקציב לשנות הכספים 2012-2011, התשע"א-2010

הצעת התקציב לשנת הכספים 2011

הצעת התקציב לשנת הכספים 2012

הצעת תקציב המפעלים העסקיים לשנת הכספים 2011

הצעת תקציב המפעלים העסקיים לשנת הכספים 2012

תחזית התקבולים והמלוות לשנות הכספים 2012-2011

תחזית הטבות המס לשנות הכספים 2012-2011

הצעת חוק התקציב לשנות הכספים 2012-2011 התשע"א-2010

הגדרות

1. בחוק זה -

'סעיף תקציב' — סכום או מספר מִשרות הנקובים בשורת הכותרת שסימנהּ — קו כפול מקוטע.

'תחום פעולה' — סכום או מספר משרות הנקובים בשורת הכותרת שסימנהּ — קו נקודה.

'תכנית' — סכום או מספר משרות הנקובים בשורה בלי סימון.

'שנת הכספים 2011' — התקופה המתחילה ביום כ"ה בטבת התשע"א (1 בינואר 2011) והמסתיימת ביום ה' בטבת התשע"א (31 בדצמבר 2011).

'שנת הכספים 2012' — התקופה המתחילה ביום ו' בטבת התשע"ב (1 בינואר 2012) והמסתיימת ביום י"ח בטבת התשע"ב (31 בדצמבר 2012).

כל מונח אחר — כמשמעותו בחוק יסודות התקציב, התשמ"ה-1985 (להלן — חוק יסודות התקציב).

תקציב ההוצאה וחלוקתו

2. א. הממשלה רשאית להוציא בשנת הכספים 2011 סכום של 348,185,234 אלף שקלים חדשים. סכום זה מורכב מהתקציב לחישוב מגבלת ההוצאה בסכום של 271,196,234 אלף שקלים חדשים ומהתקציב לתשלום חובות, למעט תשלום חובות לביטוח לאומי, בסכום של 76,989,000 אלף שקלים חדשים; חלוקת סכום זה לחלקים וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור הראשון של התוספת הראשונה הנקרא 'הוצאה'.

ב. הממשלה רשאית להוציא בשנת הכספים 2012 סכום של 365,916,172 אלף שקלים חדשים. סכום זה מורכב מהתקציב לחישוב מגבלת ההוצאה בסכום של 284,657,172 אלף שקלים חדשים ומהתקציב לתשלום חובות, למעט תשלום חובות לביטוח לאומי, בסכום של 81,259,000 אלף שקלים חדשים; חלוקת סכום זה לחלקים וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור הראשון של התוספת הראשונה הנקרא 'הוצאה'.

תקציב ההוצאה המותנית בהכנסה

3. א. נוסף על כל הסכומים שהממשלה רשאית להוציא לפי סעיף 2(א), היא רשאית להוציא בשנת הכספים 2011, כהוצאה מותנית בהכנסה, 18,652,664 אלף שקלים חדשים; חלוקת סכום זה לחלקים וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור השני של התוספת הראשונה הנקרא 'הוצאה מותנית בהכנסה'.

ב. נוסף על כל הסכומים שהממשלה רשאית להוציא לפי סעיף 2(ב), היא רשאית להוציא בשנת הכספים 2012, כהוצאה מותנית בהכנסה, 19,072,349 אלף שקלים חדשים; חלוקת סכום זה לחלקים וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור השני של התוספת הראשונה הנקרא "הוצאה מותנית בהכנסה".

שיא כוח אדם

4. א. הממשלה רשאית, בשנת הכספים 2011, למלא 66,022.0 משרות שיא כוח אדם; חלוקת מספר זה לחלקים, וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור הרביעי של התוספת הראשונה הנקרא 'שיא כוח אדם'.

ב. הממשלה רשאית, בשנת הכספים 2012, למלא 66,674.5 משרות שיא כוח אדם; חלוקת מספר זה לחלקים, וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור הרביעי של התוספת הראשונה הנקרא 'שיא כוח אדם'.

תקציב מפעלים עסקיים

5. א. נוסף על סכומים שהממשלה רשאית להוציא לפי סעיפים 2(א) ו-3(א), היא רשאית להוציא בשנת הכספים 2011 את הסכומים הנקובים בטור הראשון של החלק השני בתוספת השנייה (להלן — תקציב מפעלים עסקיים); חלוקת סכומים אלה לסעיפי תקציב, לתחומי פעולה ולתכניות תהיה כמפורט באותו החלק.

ב. נוסף על סכומים שהממשלה רשאית להוציא לפי סעיפים 2(ב) ו-3(ב), היא רשאית להוציא בשנת הכספים 2012 את הסכומים הנקובים בטור הראשון של החלק השני בתוספת השנייה (להלן — תקציב מפעלים עסקיים); חלוקת סכומים אלה לסעיפי תקציב, לתחומי פעולה ולתכניות תהיה כמפורט באותו החלק.

ג. נוסף על מספר המשרות שהממשלה רשאית למלא לפי סעיף 4(א), בשנת הכספים 2011, היא רשאית למלא 19,391.0 משרות במפעלים העסקיים; חלוקת מספר זה לסעיפי תקציב, לתחומי פעולה ולתכניות תהיה כמפורט בטור השלישי של החלק השני של תקציב המִפעלים העסקיים.

ד. נוסף על מספר המשרות שהממשלה רשאית למלא לפי סעיף 4(ב), בשנת הכספים 2012, היא רשאית למלא 19,385.0 משרות במפעלים העסקיים; חלוקת מספר זה לסעיפי תקציב, לתחומי פעולה ולתכניות תהיה כמפורט בטור השלישי של החלק השני של תקציב המִפעלים העסקיים.

ה. תחזית ההכנסות לכיסוי תקציב המפעלים העסקיים בשנת הכספים 2011, היא כמפורט בחלק הראשון של התוספת השנייה.

ו. תחזית ההכנסות לכיסוי תקציב המפעלים העסקיים בשנת הכספים 2012, היא כמפורט בחלק הראשון של התוספת השנייה.

הוראות לעניין סעיפים מסוימים

6. בשנות הכספים 2012-2011, לפי בקשת שר האוצר — לגבי שימוש ברזרבה הכללית, לפי סעיף 12 לחוק יסודות התקציב, למטרה שבמסגרת הפעילות של משרד ראש הממשלה — תבוא, במקום הוועדה, ועדה מיוחדת שתמנה ועדת החוץ והביטחון של הכנסת מקרב חבריה.

תקציב התאמות

7. השימוש בתקציב שבתכנית "תקציב התאמות" שבסעיף הרזרבה הכללית, ייעשה לפי הוראות סעיף 1(א)(5) לחוק יסוד: תקציב המדינה לשנים 2012-2009 (הוראות מיוחדות) (הוראת שעה), וסעיף 179א לחוק ההתייעלות הכלכלית (תיקוני חקיקה ליישום התכנית הכלכלית לשנים 2010-2009), התשס"ט.

תחילה

8. תחילתו של חוק זה ביום כ"ה בטבת התשע"א (1 בינואר 2011).

פרסום

9. חוק זה יפורסם ברשומות תוך שלושה חודשים מיום קבלתו.

הצעת התקציב לשנת הכספים 2011

(באלפי ש"ח)

ריכוז התוספת הראשונה		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
	סך-הכול כללי	**348,185,234**	**18,652,664**	**75,831,593**	**66,022**
	=========	=========	========	========	=====
	התקציב לחישוב מגבלת ההוצאה*	271,196,234			
	תשלום חובות למעט תשלום חובות לביטוח הלאומי	76,989,000			
חלק א:	תקציב רגיל	247,116,515	14,937,189	49,905,107	66,022
חלק ב:	תקציב פיתוח וחשבון הון	101,068,719	3,715,475	25,926,486	
חלק א:	**התקציב הרגיל**	**247,116,515**	**14,937,189**	**49,905,107**	**66,022**
	----------------	--------------	-------------	-------------	-----------
	ממשל ומינהל	**35,954,704**	**2,560,355**	**3,413,474**	**43,725**
	=========	========	========	========	=====
01	נשיא המדינה	41,737	800		42.5
02	הכנסת**	496,557	180		558
03	חברי הממשלה	110,582			
04	משרד ראש הממשלה	2,005,160	13,979	577,038	926.5
05	משרד האוצר	1,776,899	311,757		5,251
06	משרד הפנים	337,597	10,800	124,300	516.5
07	המשרד לביטחון הפנים	10,118,480	559,618	2,357,215	28,175.5
08	משרד המשפטים	2,419,678	674,964	3,000	5,288
09	משרד החוץ	1,570,559	50,497		1,058
10	המועצה הלאומית לביטחון	32,832			1
11	משרד מבקר המדינה***	266,933			559
12	גימלאות ופיצויים	11,882,604	657,350		
13	הוצאות שונות	2,994,100		209,205	
14	מימון מפלגות	131,835			
19	משרד המדע והטכנולוגיה משרד התרבות והספורט	954,931	32,681	121,500	106
26	המשרד להגנת הסביבה	296,724	235,232	21,216	501
68	רשות האוכלוסין, ההגירה ומעברי הגבול	517,496	12,497		742

* התקציב נטו (348,185,234) בניכוי תשלום חובות (85,417,000) למעט תשלום חובות לביטוח הלאומי (8,428,000).

** הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו"ר הכנסת, ומהווה חלק מחוק התקציב.

*** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.

הצעת התקציב לשנת הכספים 2011 (המשך)

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
	ביטחון	**49,424,434**	**5,075,025**	**32,476,432**	**2,447.5**
15	משרד הביטחון	49,132,073	4,952,858	32,334,000	2,232
16	הוצאות חירום אזרחיות	206,093		112,432	12
17	תיאום הפעולות בשטחים	86,268	122,167	30,000	203.5
18	**הרשויות המקומיות**	**3,882,210**		**369,130**	
	שירותי חברה	**106,406,913**	**6,364,914**	**1,783,266**	**15,047.5**
20	משרד החינוך	34,901,335	1,595,386	171,500	2,092
21	ההשכלה הגבוהה	7,391,473			
23	משרד הרווחה	4,467,569	1,421,965	83,683	2,636
24	משרד הבריאות	19,867,335	3,284,233	194,755	9,180
27	העברות לביטוח הלאומי	29,754,706			
25	הרשות לזכויות ניצולי השואה	2,937,803			61
29	משרד הבינוי והשיכון	208,047	3,500		630
30	המשרד לקליטת העלייה	1,277,187	24,830	615,334	418.5
32	תמיכות שונות	3,928,351	35,000	717,994	
46	חוק חיילים משוחררים	1,665,829			21
56	נציבות שוויון הזכויות לאנשים עם מוגבלויות	7,278			9
	כלכלה ומשק	**8,349,106**	**936,895**	**1,862,805**	**4,502**
33	משרד החקלאות ופיתוח הכפר	683,327	217,045	337,059	1,287
34	משרד התשתיות הלאומיות	132,566	49,000		283
35	הוועדה לאנרגיה אטומית	147,927			
36	משרד התעשייה, המסחר והתעסוקה	2,389,214	65,839	60,000	1,591.5
37	משרד התיירות	353,272	8,668	15,814	136.5
38	תמיכות בענפי משק	1,724,184	468,160	1,385,000	
39	משרד התקשורת	49,933	650		91
40	משרד התחבורה	417,383	94,438	15,000	691
41	הרשות הממשלתית למים וביוב	116,652	491		125.5
42	מענקי בינוי ושיכון	2,020,664	4,820	49,432	
43	המרכז למיפוי ישראל	67,314	27,484	500	241.5
54	רשויות הפיקוח	246,670	300		55

הצעת התקציב לשנת הכספים 2011 (המשך)

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
45	**תשלום ריבית ועמלות**	**36,831,000**			
	רזרבות	**6,268,148**		**10,000,000**	**300**
47	רזרבה כללית	6,268,148		10,000,000	300
	חלק ב: תקציב הפיתוח וחשבון הון	**101,068,719**	**3,715,475**	**25,926,486**	
	תקציב הפיתוח	15,651,719	3,715,475	25,926,486	
	השקעות בממשל ומינהל	**645,001**	**82,393**	**3,040,181**	
51	דיור ממשלתי	65,350	42,420	2,106,250	
52	המשטרה ובתי הסוהר	356,964	33,973	852,580	
53	בתי המשפט	190,372	1,000	63,915	
55	האוצר	32,315	5,000	17,436	
	השקעות בשירותי חברה	**2,506,001**	**2,083,823**	**4,666,102**	
60	חינוך	627,581		829,723	
67	בריאות	317,840	77,423	503,134	
70	שיכון	1,560,580	2,006,400	3,333,245	
	השקעות בענפי המשק	**12,500,717**	**1,549,259**	**18,220,203**	
73	מפעלי מים	1,242,371	10,500	1,205,000	
76	פיתוח התעשייה	52,719	40,000	148,383	
78	תיירות	72,442		53,394	
79	פיתוח התחבורה	8,267,618	98,500	16,021,396	
83	הוצאות פיתוח שונות	2,865,567	1,400,259	792,030	
84	תשלום חובות	85,417,000			
	מזה: תשלום חובות לביטוח הלאומי	8,428,000			

הצעת התקציב לשנת הכספים 2012

(באלפי ש"ח)

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
	סך-הכול כללי	**365,916,172**	**19,072,349**	**79,247,057**	**66,674.5**
	התקציב לחישוב מגבלת ההוצאה*	284,657,172			
	תשלום חובות למעט תשלום חובות לביטוח הלאומי	81,259,000			
חלק א:	תקציב רגיל	258,804,806	15,386,356	50,106,185	66,674.5
חלק ב:	תקציב הפיתוח וחשבון הון	107,111,366	3,685,993	29,140,872	
חלק א:	**תקציב רגיל**	**258,804,806**	**15,386,356**	**50,106,185**	**66,674.5**
	ממשל ומינהל	**38,828,745**	**2,570,659**	**3,194,532**	**44,074**
01	נשיא המדינה	43,484	800		42
02	הכנסת**	496,557	180		552.5
03	חברי הממשלה	111,361			
04	משרד ראש הממשלה	2,072,099	13,977	344,158	912.5
05	משרד האוצר	1,789,970	314,444		5,217
06	משרד הפנים	344,268	10,800	130,300	533
07	המשרד לביטחון הפנים	10,558,735	559,618	2,362,278	28,572.5
08	משרד המשפטים	2,553,333	676,674	3,000	5,287
09	משרד החוץ	1,613,504	50,497		1,064
10	המועצה הלאומית לביטחון	32,448			1
11	משרד מבקר המדינה***	267,213			554
12	גימלאות ופיצויים	13,528,870	663,259		
13	הוצאות שונות	3,461,280		215,080	
14	מימון המפלגות	137,737			
19	משרד המדע והטכנולוגיה ומשרד התרבות והספורט	1,020,201	32,681	121,500	108.5
26	המשרד להגנת הסביבה	300,521	235,232	18,216	501
68	רשות האוכלוסין, ההגירה ומעברי הגבול	497,164	12,497		729

* התקציב נטו (365,916,172) בניכוי תשלום חובות (90,356,000) למעט תשלום חובות לביטוח הלאומי (9,097,000).

** הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו"ר הכנסת, ומהווה חלק מחוק התקציב.

*** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.

הצעת התקציב לשנת הכספים 2012 (המשך)

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
	ביטחון	**50,636,979**	**5,394,132**	**32,476,432**	**2,445**
15	משרד הביטחון	50,352,073	5,271,465	32,334,000	2,231
16	הוצאות חירום אזרחיות	204,074		112,432	12
17	תיאום הפעולות בשטחים	80,832	122,667	30,000	202
18	**הרשויות המקומיות**	**3,886,609**		**359,158**	
	שירותי חברה	**110,508,118**	**6,484,443**	**2,246,087**	**15,172**
20	משרד החינוך	36,278,439	1,595,076	157,000	2,081
21	ההשכלה הגבוהה	7,464,569			
23	משרד הרווחה	4,764,670	1,493,341	81,183	2,707.5
24	משרד הבריאות	20,627,752	3,332,696	194,555	9,253.5
27	העברות לביטוח הלאומי	31,089,182			
25	הרשות לזכויות ניצולי השואה	2,791,563			60.5
29	משרד הבינוי והשיכון	206,175	3,500		624.5
30	המשרד לקליטת העלייה	1,296,351	24,830	615,334	415
32	תמיכות שונות	4,216,318	35,000	1,198,015	
46	חוק חיילים משוחררים	1,765,895			21
56	נציבות שוויון הזכויות לאנשים עם מוגבלויות	7,204			9
	כלכלה ומשק	**8,504,062**	**937,122**	**1,829,976**	**4,483.5**
33	משרד החקלאות ופיתוח הכפר	702,390	217,045	353,645	1,276
34	משרד התשתיות הלאומיות	138,554	49,000		283
35	הוועדה לאנרגיה אטומית	147,927			
36	משרד התעשייה, המסחר והתעסוקה	2,419,722	65,839	60,000	1,593.5
37	משרד התיירות	354,914	8,668	15,831	135.5
38	תמיכות בענפי משק	1,813,686	468,160	1,385,000	
39	משרד התקשורת	49,470	650		90
40	משרד התחבורה	414,329	94,438	15,000	687
41	הרשות הממשלתית למים וביוב	114,524	718		124.5
42	מענקי בינוי ושיכון	2,029,034	4,820		
43	המרכז למיפוי ישראל	66,665	27,484	500	239
54	רשויות הפיקוח	252,847	300		55

הצעת התקציב לשנת הכספים 2012 (המשך)

ריכוז התוספת הראשונה		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
45	**תשלום ריבית ועמלות**	**38,570,000**			
	רזרבות	**7,870,293**		**10,000,000**	**500**
47	רזרבה כללית	7,870,293		10,000,000	500
חלק ב:	**תקציב הפיתוח וחשבון הון**	**107,111,366**	**3,685,993**	**29,140,872**	
	תקציב הפיתוח	16,755,366	3,685,993	29,140,872	
	השקעות בממשל ומינהל	**722,758**	**79,911**	**2,476,741**	
51	דיור ממשלתי	126,350	44,938	1,619,220	
52	המשטרה ובתי הסוהר	377,026	33,973	812,580	
53	בתי המשפט	187,051	1,000	30,315	
55	האוצר	32,331		14,626	
	השקעות בשירותי חברה	**2,451,601**	**2,056,823**	**4,684,825**	
60	חינוך	676,609		959,183	
67	בריאות	310,475	77,423	495,774	
70	שיכון	1,464,517	1,979,400	3,229,868	
	השקעות בענפי משק	**13,581,007**	**1,549,259**	**21,979,306**	
73	מפעלי מים	1,327,450	10,500	1,205,000	
76	פיתוח התעשייה	50,980	40,000	148,383	
78	תיירות	88,071		53,394	
79	פיתוח התחבורה	8,283,142	98,500	19,515,324	
83	הוצאות פיתוח שונות	3,831,364	1,400,259	1,057,205	
84	תשלום חובות	90,356,000			
	מזה: תשלום חובות לביטוח הלאומי	9,097,000			

הצעת תקציב המפעלים העסקיים לשנת הכספים 2011

(באלפי ש"ח)

ריכוז התוספת השנייה		הכנסה הוצאה	הרשאה להתחייב	שיא כח אדם
	סך-הכול הכנסות	**13,179,915**		
	===========	========		
89	מפעלי משרד ראש הממשלה ומשרד האוצר*	396,109		
94	בתי חולים ממשלתיים	7,251,806		
95	נמל יפו ונמל חדרה	32,000		
98	מינהל מקרקעי ישראל	5,500,000		
	סך-הכול הוצאות	**13,179,915**	**900,000**	**19,391.0**
	===========	========	=====	======
89	מפעלי משרד ראש הממשלה ומשרד האוצר *	396,109		97.0
94	בתי חולים ממשלתיים	7,251,806		18,748.0
95	נמל יפו ונמל חדרה	32,000		5.0
98	מינהל מקרקעי ישראל	5,500,000	900,000	541.0

* לשכת הפרסום הממשלתית והמדפיס הממשלתי

הצעת תקציב המפעלים העסקיים לשנת הכספים 2012

(באלפי ש"ח)

ריכוז התוספת השנייה		הכנסה הוצאה	הרשאה להתחייב	שיא כח אדם
	סך-הכול הכנסות	**13,259,947**		
	===========	========		
89	מפעלי משרד ראש הממשלה ומשרד האוצר *	398,713		
94	בתי חולים ממשלתיים	7,329,234		
95	נמל יפו ונמל חדרה	32,000		
98	מינהל מקרקעי ישראל	5,500,000		
	סך-הכול הוצאות	**13,259,947**	**900,000**	**19,385.0**
	===========	========	=====	======
89	מפעלי משרד ראש הממשלה ומשרד האוצר *	398,713		96.0
94	בתי חולים ממשלתיים	7,329,234		18,748.0
95	נמל יפו ונמל חדרה	32,000		5.0
98	מינהל מקרקעי ישראל	5,500,000	900,000	536.0

* לשכת הפרסום הממשלתית והמדפיס הממשלתי

תחזית התקבולים והמלוות לשנות הכספים 2012-2011

(באלפי ש"ח)

		הצעת התקציב לשנת 2011	הצעת התקציב לשנת 2012
	סך הכנסות ומענקים נטו*	244,939,201	265,093,452
	סך-הכול כללי	**348,185,234**	**365,916,172**
	חלק א: תקבולים שוטפים	247,116,515	258,804,806
	חלק ב: תקבולים ממילוות וחשבון הון	101,068,719	107,111,366
	חלק א: תקבולים שוטפים	**247,116,515**	**258,804,806**
	מסים ותשלומי חובה	214,989,152	233,826,297
	מסי הכנסה ורכוש	103,500,000	111,800,000
001	מס הכנסה	86,700,000	94,000,000
002	מע"מ על מלכ"רים ומוסדות פיננסיים	10,500,000	11,300,000
003	מס שבח	2,200,000	2,300,000
004	מס רכישה	3,900,000	4,100,000
005	מס מכירה ומס רכוש		
007	מס מעסיקים	200,000	100,000
	מסי הוצאה	111,489,152	122,026,297
011	מכס והיטל על הייבוא	2,900,000	3,100,000
012	מע"מ, כולל מע"מ על ייבוא ביטחוני	69,489,152	75,026,297
013	מס קנייה	16,300,000	18,500,000
015	בלו	900,000	900,000
018	מס דלק	16,500,000	18,800,000
020	מס בולים		
024	אגרות כלי רכב		
025	אגרות ורשיונות אחרים	5,400,000	5,700,000
	ריבית ורווחים	2,334,900	2,230,900
034	ריבית במט"ח	48,300	13,300
035	ריבית בשקלים	2,286,600	2,217,600

* סך התקבולים השוטפים בניכוי העברה מחלק ב' ובתוספת הכנסות ממכירת קרקעות מדינה, הפרשות לפנסיה ולפיצויים, מילווה מהמוסד לביטוח הלאומי והמענק הביטחוני מארה"ב.

תחזית התקבולים והמלוות לשנות הכספים 2012-2011 (המשך)

		הצעת התקציב לשנת 2011	הצעת התקציב לשנת 2012
	תמלוגים	1,940,500	2,134,750
042	תמלוגים ממפעלים עיסקיים	775,000	908,000
043	תמלוגים מאוצרות טבע	633,000	649,000
044	תמלוגים מחברות ממשלתיות	82,000	82,000
045	דיבידנדים מחברות ממשלתיות	450,500	495,750
	תקבולים שונים	2,172,677	2,172,677
046	החזר על חשבון תקציב השנים הקודמות	144,282	144,282
047	הכנסות משירותים שונים	1,483,283	1,483,283
050	דמי שימוש בנכסים ממשלתיים	274,252	274,252
048	הכנסה מיועדת מעל האומדן	270,860	270,860
049	רווחי בנק ישראל שמומשו		
	העברה מחלק ב	25,679,286	18,440,182
	חלק ב: תקבולים ממילוות וחשבון הון	**101,068,719**	**107,111,366**
	החזר השקעות והלוואות הממשלה	6,557,100	6,240,900
051	גביית קרן בשקלים	6,331,100	6,005,200
053	גביית קרן במט"ח	44,000	53,700
076	הכנסות ממכירת קרקעות המדינה	182,000	182,000
	הפרשות לפנסיה ולפיצויים	39,654	39,654
071	הפרשות יחידות משקיות	8,911	8,911
072	הפרשות מפעלים עסקיים	9,000	9,000
073	הפרשות לפנסיה-חברות	21,743	21,743
	הכנסות הון	3,813,000	1,813,000
075	הכנסה ממכירת חברות ובנקים	3,813,000	1,813,000

תחזית התקבולים והמלוות לשנות הכספים 2011-2012 (המשך)

		הצעת התקציב לשנת 2011	הצעת התקציב לשנת 2012
	מילוות בארץ	99,628,933	99,785,820
081	מילווה מהמוסד לביטוח הלאומי	14,571,000	15,835,000
082	הכנסה מאמיסיות והפקדות	85,057,933	83,950,820
	מילוות ומענקים מחו"ל	16,709,318	17,672,174
900	מילווה עצמאות ופיתוח	4,000,000	4,000,000
901	בניכוי: הוצאות הפצה	-200,000	-200,000
	מילוות ומענקים מארה"ב:		
902	- ביטחון	8,709,318	8,672,174
904	- סיוע אזרחי		
907	- מילוות אחרים	4,200,000	5,200,000
908	הלוואות בנקאיות		
	העברה לחלק א	-25,679,286	-18,440,182

תחזית הטבות המס לשנות הכספים 2012-2011*

(במיליוני ש"ח)

	2011	2012
סך הכול	**38,420**	**39,600**
מסים ישירים	**32,040**	**32,830**
א. הטבות להשקעות הון ולתעשייה	**5,860**	**5,680**
החוק לעידוד השקעות הון	5,500	5,300
מחקר ופיתוח, חיפושי נפט והפקת סרטים	..	..
זיכוי לעובדי משמרות	150	160
החוק לעידוד התעשייה	..	..
מס מוגבל על רווחי הון מחוץ לבורסה	210	220
פחת מואץ	—	—
פטור השתתפות	..	..
ב. הטבות לשוק ההון	**16,400**	**17,100**
קופות גמל:	8,500	8,800
— הטבות בעת ההפקדה	10,000	10,300
— הטבות בניכוי מיסוי בעת המשיכה	(1,500)	(1,500)
קרנות השתלמות	2,300	2,400**
הכנסה מריבית על אפיקים צמודים	3,300	3,500
הכנסה מריבית על אפיקים לא צמודים (החלק הריאלי)	—	—
רווחי הון בבורסה	2,300	2,400
חלוקת אופציות לעובדים	..	..
ג. רווחה ופיזור האוכלוסייה	**3,300**	**3,390**
מס הכנסה למלכ"ר	..	..
קצבאות משרד הביטחון	420	430
קצבאות הביטוח הלאומי	1,520	1,570
— קצבאות ילדים	990	1,020
— קצבאות זקנה ושארים	470	490
— קצבאות אחרות	60	60
עולים חדשים	30	30
החזקת קרוב במוסד	30	30

תחזית הטבות המס לשנות הכספים 2012-2011 (המשך)

	2011	2012
הורה שילדו נטול יכולת	30	30
תרומות	220	230
עיוורים ונכים	200	200
תושבים באזורי פיתוח	770	790
מעבידים באילת	80	80
מס הכנסה שלילי	..	..
ד. הטבות למשפחה	**1,870**	**2,180**
משפחות חד-הוריות	100	100
נשים	610	600
ילדים לאמהות עובדות	1,120	1,440
בן זוג שאינו עובד	30	30
משלמי מזונות	10	10
ה. הטבות שונות במס הכנסה	**1,080**	**920**
הכנסות מהימורים, הגרלות ופרסים	300	100
שכר דירה	490	510
עידוד בניית דירות להשכרה	30	40
חיילים משוחררים	70	70
סטודנטים	190	200
ספורטאים ועיתונאים זרים	—	—
ו. קרנות וגופים מוטבים	**..**	**..**
קרן קיסריה אדמונד דה רוטשילד	—	—
האקדמיה הלאומית הישראלית למדעים	—	—
קרן וולף	—	—
קרנות דו-לאומיות של ארצות הברית וישראל	—	—
ז. טובות הנאה (Fringe Benefits)	**300**	**300**
רכב צמוד	300	300
טלפון סלולארי	..	..
ח. הטבות במסי נדל"ן	**3,230**	**3,260**
מס רכישה	—	—
מס שבח לדירת מגורים	2,200	2,200

תחזית הטבות המס לשנות הכספים 2012-2011 (המשך)

	2011	2012
מס שבח לנכסים היסטוריים	440	440
מס שבח על מקרקעין	590	620
הטבות נוספות במסי נדל"ן	..	..
מסים עקיפים	**6,260**	**6,650**
א. מכס ומס קנייה	**2,970**	**3,220**
סולר	2,100	2,300
עולים חדשים	50	50
תושבים חוזרים	10	10
תיירים	350	370
חלקים לרכב	240	260
מוניות	190	200
פטורים מותנים אחרים	30	30
ב. מס ערך מוסף	**3,290**	**3,430**
פירות וירקות	2,040	2,120
שירותי תיירות	660	690
חוק אילת	590	620
אגרות	**120**	**120**

המקור: מינהל הכנסות המדינה

לגבי הטבות בהן רשום '..' — אין אומדן עלות, מפאת חוסר בבסיסי נתונים.

* פירוט מלא על הטבות המס מופיע בפרק תחזית הטבות המס לשנים 2012-2011 בחוברת זו.

** בשנת 2012 יש לייחס להטבת מס זו כ-1.6 מיליארד ש"ח נוספים, כך שהיא נאמדת בכ-4.0 מיליארד ש"ח (פירוט נוסף בחלק ההטבות לשוק ההון).

חלק ב

סקירה כללית

עיקרי ההתפתחויות הכלכליות

רקע

כלכלת ישראל נהנתה מצמיחה מהירה ורציפה החל מהמחצית השנייה של שנת 2003 ועד לתום המחצית הראשונה של שנת 2008. צמיחה זו הובלה על ידי צמיחת הסקטור העסקי והתאפיינה בגידול משמעותי בייצוא, בשיפור ניכר בשוק העבודה, בעודף עקבי בחשבון השוטף של מאזן התשלומים, ביציבות המחירים ובשיפור ביציבות התקציבית, שבאה לידי ביטוי בירידה בגירעונות התקציביים ובשיעור החוב הציבורי מתוך התוצר.

המשבר הפיננסי העולמי שפרץ במהלך שנת 2008, התגלגל בהמשך למשבר חריף בכלכלה הריאלית במרבית המדינות המפותחות והמתפתחות והוביל גם בישראל להאטה חדה בצמיחה. עם זאת, השיפור שנרשם ביציבותו של המשק בשנים שקדמו למשבר והיעדר הגורמים המרכזיים שהובילו לפרוץ המשבר העולמי בכלכלה המקומית, דוגמת בועת מחירים בשוק הנדל"ן, "תחכום יתר" בענף הפיננסי וקריסת מוסדות פיננסיים, הובילו לכך שהפגיעה שנרשמה בישראל הייתה מצומצמת בהשוואה לזו שנרשמה במרבית המדינות המפותחות. מרבית הפגיעה במשק הישראלי נבעה מפגיעה בייצוא, כתוצאה מהירידה בביקושים העולמיים ומהירידות החדות בשוק ההון, אשר באו לידי ביטוי גם בקיפאון בשוק האשראי החוץ-בנקאי. בנוסף, הביקושים המקומיים נפגעו, בעיקר כתוצאה מאי הוודאות הקיצונית ששררה בשיאו של המשבר. הפגיעה בביקושים המקומיים הובילה לחולשה ניכרת בשוק העבודה ולירידה חדה בצריכה הפרטית ובהשקעות.

כאמור, נוכח היותו של המשק פתוח ומוטה ייצוא, פגיעת המשבר הכלכלי העולמי במשק הישראלי נבעה בעיקר ממקורות חיצוניים. בהתאם לכך נגזרו אמצעי מדיניות מיטביים ומדודים למזעור השלכותיו השליליות על הפעילות הכלכלית בישראל. אמצעי המדיניות הללו התבססו על מדיניות מוניטארית מרחיבה ועל מדיניות פיסקאלית אחראית וזהירה. זו האחרונה התמקדה בשימוש מלא במייצבים האוטומטיים (הגדלת הגירעון כתוצאה מירידת ההכנסות ממסים), הגדלה של התקציב שגובתה בתוספת הכנסות, בשינויים בתמהיל התקציב ובמתן ערבויות מדינה. יודגש כי מרחב הפעולה ופוטנציאל ההשפעה של המדיניות הפיסקאלית בישראל למיתון השפעות המשבר, בניגוד למדינות אחרות, היו מצומצמים יחסית, זאת בעיקר נוכח רמת החוב הגבוהה ומקורותיו החיצוניים של המשבר.

שיאו של המשבר הכלכלי העולמי והשפעתו על המשק הישראלי נרשם ברבעון האחרון של 2008 וברבעון הראשון של 2009. חוסנו היחסי של המשק הישראלי בא לידי ביטוי בכך שכלכלת ישראל נכנסה להאטה בשלב מאוחר יחסית, עוצמת המיתון בה הייתה נמוכה בהשוואה למדינות אחרות וההתאוששות הייתה מהירה ומוקדמת. התאוששות זו החלה ברבעון השני של 2009, אז נרשמה צמיחה חיובית בקצב מתון שהתגברה ברבעונים הבאים. את הצמיחה במחצית השנייה הובילו רכיבי הייצוא הישראלי, בעיקר בענפי הטכנולוגיה העילית והצריכה הפרטית. במקביל חלו עליות משמעותיות במדדים של שווקי ההון בישראל ובעולם ונרשם שיפור הדרגתי בשוק האשראי החוץ-בנקאי. השיפור השתקף גם בירידה מהירה מהצפוי בשיעור האבטלה ובגידול במספר המועסקים.

על אף אי הוודאות השוררת בשווקים הבין-לאומיים ניתן לציין כי במחצית הראשונה של 2010 נמשכה ההתאוששות. עם זאת, משבר החובות שהתפתח בחלק ממדינות אירופה המחיש את חוסר הוודאות הרב בכלכלה העולמית ואת הסיכונים להמשך ההתאוששות.

התפתחות התוצר המקומי הגולמי והתוצר העסקי

בשנת 2009 הסתכמה צמיחת התוצר ב-0.8%, שפירושה צמיחה שלילית לנפש בשיעור של 1.1%. התוצר העסקי גדל בשיעור של 0.1%. שנת 2009 החלה בהתכווצות התוצר ברבעון הראשון בהמשך להתכווצות שנרשמה ברבעון האחרון של 2008. במהלך השנה נרשמה התאוששות הדרגתית בתוצר כאשר ברבעון השני נרשמה צמיחה מתונה שהתגברה ברבעונים השלישי והרביעי. מגמה זו נמשכה גם במחצית הראשונה של שנת 2010. ברבעון השני של שנת 2010 התוצר צמח ב-4.6% בקצב שנתי והתוצר העסקי צמח ב-5.3% בקצב שנתי.

שיעורי השינוי הריאלי בתמ"ג ובתמ"ג העסקי, 2010-2002

אחוזים, שנה לעומת קודמתה ורבעון לעומת קודמו בקצב שנתי


תמ"ג עסקי
תמ"ג
8%
6%
4%
2%
0%
-2%
-4%
-6%
-0.7%
-2.5%
1.5%
2.0%
5.0%
6.8%
5.1%
6.0%
5.7%
7.0%
5.3%
5.9%
4.2%
4.7%
0.8%
0.1%
-2.8%
-4.9%
1.1%
1.7%
4.0%
3.8%
4.4%
4.3%
3.8%
4.5%
4.6%
5.3%
2002
2003
2004
2005
2006
2007
2008
2009
רבעון ראשון 2009
רבעון שני 2009
רבעון שלישי 2009
רבעון רביעי 2009
רבעון ראשון 2010
רבעון שני 2010
נתוני הלשכה המרכזית לסטטיסטיקה

הצריכה הפרטית

בשנת 2009 גדלה הצריכה הפרטית בשיעור של 1.7%, שיעור נמוך בהשוואה לשנים האחרונות המבטא ירידה קלה בצריכה לנפש. בשנת 2009 נרשמה בעיקר התכווצות בצריכת מוצרים בני-קיימא בשיעור של 6.3%.

האטה בצריכה הפרטית בתחילת 2009 הושפעה, בין היתר, מההרעה שחלה בשוק העבודה במחצית הראשונה של השנה (אשר הביאה לירידה במספר המועסקים ולירידה בשכר הריאלי) ומהירידות החדות בשווקי ההון שהובילו לפגיעה בעושר הפרטים ובאמון הצרכנים. השיפור הניכר שחל בצריכה הפרטית במחצית השנייה של שנת 2009, הושפע מהעליות החדות שנרשמו בשווקי ההון באותה תקופה ומהצמצום הניכר בחוסר הוודאות הכלכלית. שיפור זה בצריכה הפרטית נמשך גם במחצית הראשונה של 2010.

השינוי הריאלי בצריכה הפרטית, 2010-2002

אחוזים, שנה לעומת קודמתה ורבעון לעומת קודמו בקצב שנתי


12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
0.7%
0.0%
5.4%
3.3%
4.3%
6.3%
3.0%
1.7%
-3.8%
10.0%
6.2%
9.2%
0.7%
9.0%
2002
2003
2004
2005
2006
2007
2008
2009
רבעון ראשון 2009
רבעון שני 2009
רבעון שלישי 2009
רבעון רביעי 2009
רבעון ראשון 2010
רבעון שני 2010
נתוני הלשכה המרכזית לסטטיסטיקה

השקעות

ההשקעות במשק הן הרכיב הרגיש ביותר לציפיות ביחס להתפתחויות הכלכליות. כתוצאה מכך, ההשקעות היו מהראשונות להגיב להתפתחויות בכלכלה העולמית עוד במחצית הראשונה של 2008. על מנת למתן את הפגיעה בסך ההשקעות במשק החליטה הממשלה להכיר בפחת מואץ לצורכי מס עוד במהלך 2008.

ההשקעה המקומית הגולמית התכווצה בשנת 2009 בשיעור של 8.9% כתוצאה מירידה בשיעור של 5.8% בהשקעה בנכסים קבועים ומירידה חדה במלאי. במיוחד נרשמה ירידה חדה בהשקעות במכונות ובציוד. ירידה זו מותנה במעט על ידי הגידול בבנייה למגורים.

ההתפתחות בהשקעות לא הייתה עקבית במהלך שנת 2009. ברבעון הראשון של שנת 2009 נמשכה מגמת ההתכווצות שהחלה ברבעון השני של 2008. ברבעונים השני והשלישי של השנה התרחבו ההשקעות בנכסים הקבועים ואילו ברבעון הרביעי שבו ההשקעות להתכווץ. במחצית הראשונה של 2010 נרשמה עלייה בהשקעות בנכסים הקבועים בשיעור של 8.5% בקצב השנתי. בתוך כך בלט הגידול בהשקעות בבנייה.

הייצוא

הירידה בביקושים העולמיים ובהיקפי הסחר העולמי הביאו לכך שהירידה שנרשמה בהיקף הייצוא בשנת 2009 הייתה גבוהה אף מזו שנרשמה בשיאו של המשבר הקודם בשנת 2001 (ירידה שהושפעה מהתנפצות "בועת הדוט קום" בסוף שנת 2000). סך הייצוא של ישראל התכווץ בשנת 2009 בשיעור של 12.5%. התכווצות בשיעורים דומים נרשמו הן בייצוא הסחורות (11.9%) והן בייצוא השירותים (12.7%).

במחצית השנייה של 2009 החלה התרחבות מהירה בייצוא, אך רמתו נותרה נמוכה בהשוואה לשיא שנרשם בתחילת 2008. הגידול המהיר בייצוא נמשך במחצית הראשונה של 2010. הגידול בייצוא בתקופה זו הקיף את כלל ענפי הייצוא, פרט לענף השירותים.

ההתרחבות שהחלה בייצוא הסחורות במחצית השנייה של 2009 ונמשכה גם במחצית הראשונה של 2010 הובלה על ידי תעשיית הטכנולוגיה העילית. במיוחד נרשם גידול חד בייצוא של רכיבים אלקטרוניים (הגידול החד בייצוא בענף הרכיבים האלקטרוניים נבע במידה רבה מתחילת הייצוא מהמפעל החדש של אינטל בקריית גת).

הייבוא

ייבוא הסחורות והשירותים התכווץ בשנת 2009 ב-14.1%. ההתכווצות החדה שנרשמה בייבוא נבעה מההאטה בפעילות המקומית ומהירידה בביקושים לייצוא. הצמצום בייבוא הובל על ידי ירידה בייבוא מוצרי השקעה וחומרי גלם.

התכווצות הייבוא שהחלה ברבעון השני של 2008 נעצרה ברבעון השני של 2009, ובמחצית השנייה של השנה נרשמה התרחבות משמעותית. מגמה זו נמשכה גם במחצית הראשונה של 2010 כאשר הייבוא התרחב בשיעור של 17.1% בקצב שנתי.

השינוי הריאלי בייבוא ובייצוא, 2010-2002

אחוזים, שנה לעומת קודמתה ורבעון לעומת קודמו בקצב שנתי


50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
ייצוא סחורות ושירותים
ייבוא סחורות ושירותים
-1.1%
-2.0%
-1.3%
8.1%
11.8%
17.5%
3.3%
4.2%
3.2%
5.9%
11.9%
9.3%
2.4%
5.9%
-14.1%
-12.5%
-36.8%
-30.3%
4.1%
-2.2%
15.9%
11.6%
17.9%
44.3%
20.8%
6.4%
9.4%
19.9%
2002
2003
2004
2005
2006
2007
2008
2009
רבעון ראשון 2009
רבעון שני 2009
רבעון שלישי 2009
רבעון רביעי 2009
רבעון ראשון 2010
רבעון שני 2010

נתוני הלשכה המרכזית לסטטיסטיקה

מאזן התשלומים

במחצית הראשונה של שנת 2010 נרשם עודף גבוה בחשבון השוטף של מאזן התשלומים שעמד על 3.9% תוצר, זאת בהמשך לעודף הגבוה בשנת 2009 אשר הסתכם ב-7.6 מיליארד דולר, המהווים כ-3.9% תוצר. בכך נמשכה ואף התעצמה מגמת העודף בחשבון השוטף שהחלה בשנת 2003. לשם השוואה, בשנים 2008-2007 נרשם עודף של 4.9 מיליארד דולר (2.9% תוצר) ו-1.6 מיליארד דולר (0.8% תוצר) בהתאמה.

הגידול בעודף בשנת 2009 נבע מגירעון נמוך ביחס לשנים הקודמות בחשבון הסחורות כתוצאה מירידה חדה יותר בייבוא בהשוואה לייצוא. התפתחות זו הושפעה, בין היתר, מפיחות בשער החליפין הריאלי של השקל ומשיפור משמעותי שחל בתנאי הסחר של ישראל בשל הירידה במחירי הסחורות בעולם בכלל ובמחירי הנפט בפרט בהשוואה למחירם הממוצע בשנת 2008 (תנאי הסחר מוגדרים כיחס בין מחירי הייצוא למחירי הייבוא. השיפור בתנאי הסחר בשנת 2009 מייצג ירידה חדה יותר של מחירי הייבוא בהשוואה למחירי הייצוא).

החשבון השוטף של מאזן התשלומים, 2010-1998

מיליוני דולרים (ציר שמאלי), אחוזי תוצר (ציר ימני)



העודף בחשבון השוטף
העודף בחשבון השוטף באחוזי תוצר
8,000
6,000
4,000
2,000
0
-2,000
8%
6%
4%
2%
0%
-2%
-0.9%
-1.3%
-0.8%
-1.0%
-0.8%
1.2%
2.3%
3.1%
5.1%
2.9%
0.8%
3.9%
3.9%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
*2010

נתוני הלשכה המרכזית לסטטיסטיקה

* מחצית ראשונה 2010 בקצב שנתי.

שוק העבודה

ההרעה שהחלה בשוק העבודה בסוף שנת 2008 נמשכה גם במחצית הראשונה של שנת 2009. הרעה זו באה לידי ביטוי בעלייה חדה בשיעור האבטלה ברבעון הראשון של שנת 2009 וכן בעלייה נוספת, אם כי מתונה יותר, ברבעון השני. במחצית השנייה של 2009 חל שיפור ונרשמה ירידה בשיעור האבטלה, אם כי הוא נותר גבוה בהשוואה ל-2008. שיעור האבטלה בשנת 2009 עמד על 7.6%. בשנת 2009 נרשם קיפאון במספר המועסקים בהשוואה למספרם בשנת 2008, כך שהגידול באבטלה בשנה זו נבע מהגידול הטבעי בכוח העבודה האזרחי ומהקיפאון בתעסוקה. במחצית הראשונה של שנת 2010 נרשמה ירידה נוספת בשיעור האבטלה והוא עמד על 6.6% וכן חל גידול במספר המועסקים בכ-59,000, עלייה של 2.1% לעומת המחצית השנייה של שנת 2009. מרבית המועסקים החדשים נוספו לענף הבינוי ולענף שירותי בריאות, רווחה וסעד. הגידול במספר המועסקים נבע מגידול במספר המועסקים במשרה חלקית, זאת כאשר מספר המועסקים במשרה מלאה ירד ברבע השני של שנת 2010 לעומת הרבעון הקודם.

ההרעה שנרשמה בשוק העבודה בשנת 2009, כתוצאה מהמשבר הכלכלי, חלה לאחר מספר שנים רצופות שחל בהן שיפור ניכר. שיעור האבטלה בשנת 2008 היה הנמוך ב-20 השנים האחרונות ועמד על 6.1%, ואילו שיעור ההשתתפות בכוח העבודה הגיע לשיא לאחר שעלה בקצב מהיר בעשור האחרון ועמד על 56.5%. מאז אמצע 2007 נרשם קיפאון בשיעור ההשתתפות, זאת לאחר עלייה מהירה בשנים הקודמות. בשנת 2003 עמד שיעור ההשתתפות בקרב גילאי כוח העבודה (+15) על 54.5% בהשוואה ל-56.5% בשנת 2008. בשנת 2009 לא חל שינוי משמעותי בשיעור ההשתתפות.

במחצית הראשונה של שנת 2010 חל גידול בהשתתפות, עם זאת שיעור ההשתתפות בישראל נותר נמוך משמעותית בהשוואה למדינות המפותחות.

לרוב, שוק העבודה מגיב בפיגור לשינויים במחזורי העסקים, אך המשבר הנוכחי אופיין בתגובה מהירה וחדה של שוק העבודה הן בכניסה למיתון והן ביציאה ממנו. הסיבה המרכזית לכך נעוצה, ככל הנראה, בכך שהשלכות המשבר העולמי על המשק היו צפויות ואפשרו למעסיקים לבצע התאמות מראש. כך, כבר במחצית השנייה של 2008 נרשם גידול במספר המועסקים במשרה חלקית על חשבון מספר המועסקים במשרה מלאה. כמו כן, ההתייצבות וההתאוששות שנרשמו בשוק העבודה התרחשו מוקדם מהצפוי הן ביחס למיתונים קודמים והן ביחס למשקים המפותחים. כך, במקביל להתאוששות במשק במחצית השנייה של 2009, פעלו המעסיקים להגדלת מספר שעות העבודה למועסק. את ההתאוששות המהירה ניתן להסביר בכך שהציפיות של המעסיקים היו למיתון ארוך ועמוק בהרבה, ולכן תגובתם הראשונית הייתה מעין "תגובת יתר" שקוזזה לאחר מכן.

ההרעה בשוק העבודה בשנת 2009 לא הייתה אחידה על פני הענפים השונים. חלקם של המועסקים בענף התעשייה מכלל המועסקים במשק קטן בשנת 2009. הפגיעה החריפה יותר בענף זה, בהשוואה ליתר הענפים, קשורה ככל הנראה להתכווצות הייצוא וההשקעות. השיפור גם הוא לא היה אחיד על פני הענפים השונים. הגידול במספר המועסקים במחצית השנייה של 2009 הובל על ידי הגידול במועסקים בשירותים הציבוריים. גם הגידול במספר המועסקים במחצית הראשונה של שנת 2010 הובל על ידי הגידול במספר המועסקים בענף שירותי הבריאות, הרווחה והסעד ובענף החינוך.



שיעור האבטלה ושיעור ההשתתפות בכוח העבודה, 2010-2000
שיעור האבטלה (ציר שמאלי)
שיעור ההשתתפות בכוח העבודה (ציר ימני)
12%
10%
8%
6%
4%
58%
57%
56%
55%
54%
53%
9.3%
9.4%
10.3%
10.7%
10.4%
9.0%
8.4%
7.3%
6.1%
7.6%
7.6%
8.0%
7.8%
7.3%
7.0%
6.2%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
רבעון ראשון 2009
רבעון שני 2009
רבעון שלישי 2009
רבעון רביעי 2009
רבעון ראשון 2010
רבעון שני 2010

שוק ההון

במחצית השנייה של שנת 2009 נרשמה התאוששות משמעותית בשוק ההון, זאת לאחר שבמהלך שנת 2008 ובעיקר לקראת סופה ובחודשים הראשונים של שנת 2009, נרשמו ירידות חדות במדדי המניות והאג"ח הקונצרני ונרשם אף קיפאון בשוק ההנפקות. עם ההתאוששות במשק במחצית השנייה של 2009 נרשם היפוך מגמה, ומדדי המניות והאג"ח הקונצרני רשמו עליות תלולות. השיפור התבטא אף בעלייה בהיקפי הנפקות איגרות החוב הקונצרניות.

השיפור בשווקי המניות נעצר בתחילת הרבעון השני של 2010, בין היתר על רקע משבר החובות הציבוריים באירופה שעורר חששות מחודשים באשר ליציבותה של ההתאוששות הכלכלית. מנגד, השיפור בשוק האג"ח הקונצרני נמשך בתקופה זו. בחודשים מאי-יוני נרשמה ירידה נוספת של התשואות בשוק האג"ח הקונצרני בכל הענפים (החישוב מתייחס לאגרות חוב סחירות וצמודות בלבד המהוות את רוב אגרות החוב הקונצרניות בישראל). התשואה הממוצעת שהגיעה לשיא של 13.4% בסוף 2008 ירדה לרמה של 7.1% בסוף 2009 ו-5.1% בסוף המחצית הראשונה של 2010. כמו כן, במחצית הראשונה של 2010 נמשך השיפור בהיקף ההנפקות הן בשוק המניות והן בשוק האג"ח הקונצרני.


1200
1100
1000
900
800
700
600
500
400
300
250
200
150
100
תל אביב 100
תל בונד 20
פברואר-07
אפריל-07
יוני-07
אוגוסט-07
אוקטובר-07
דצמבר-07
פברואר-08
אפריל-08
יוני-08
אוגוסט-08
אוקטובר-08
דצמבר-08
פברואר-09
אפריל-09
יוני-09
אוגוסט-09
אוקטובר-09
דצמבר-09
פברואר-10
אפריל-10
יוני-10
אוגוסט-10

מדד תל אביב 100 ומדד תל בונד 20, 2010-2007

ממוצעים חודשיים

האינפלציה והמדיניות המוניטארית

בשנת 2009 עלה מדד המחירים לצרכן ב-3.9% (סוף שנה מול סוף שנה). עליית המדד הושפעה מעלייה חדה במחירי הדיור כמו גם מההשפעות החד-פעמיות של העלאת מסים עקיפים דוגמת המע"מ.

שיעור השינוי במדד המחירים לצרכן, 2010-2002

חודש לעומת חודש מקביל אשתקד


שיעור השינוי במדד המחירים לצרכן, חודש לעומת חודש מקביל אשתקד
יעד אינפלציה עליון
יעד אינפלציה תחתון
8%
6%
4%
2%
0%
-2%
-4%

נתוני הלשכה המרכזית לסטטיסטיקה

המדיניות המוניטארית בשנת 2009 התאפיינה בהרחבה חסרת תקדים, זאת בדומה למדיניות המוניטארית שננקטה במדינות המפותחות בתגובה למשבר. ריבית בנק ישראל ירדה לשפל היסטורי של 0.5%, ובמקביל נקט הבנק אמצעים מרחיבים נוספים דוגמת רכישת אג"ח ממשלתי בשוק המשני לצורך הורדת הריבית ארוכת הטווח וקנייה נרחבת של מט"ח על מנת להגדיל את רזרבות הבנק (עוד במהלך 2008) ולמנוע תיסוף משמעותי של השקל. במחצית השנייה של 2009, עם התרבות הסימנים לשיפור מהיר במצב המשק, החל בנק ישראל להעלות את הריבית בהדרגה. יצוין כי גם ברמתה הנוכחית של ריבית בנק ישראל, 1.75% בחודש אוגוסט 2010, מדובר בריבית ריאלית שלילית אשר משמעותה – הרחבה מוניטארית שעלולה ליצור לאורך זמן לחצים לעליות מחירים. בהשוואה למדינות אחרות שבהן קיימת ריבית נמוכה, כלכלת ישראל נהנית מצמיחה מהירה יותר, שוק עבודה במצב טוב יותר, וציפיות האינפלציה נעות בקרבת גבול היעד העליון של בנק ישראל. לכן ניתן לצפות כי המשך מגמת הצמיחה במשק יביא להמשך העלאת הריבית לסביבה ניטרלית יותר. המדיניות המוניטארית המרחיבה שהנהיג בנק ישראל הביאה לגידול של 9% בכמות אמצעי התשלום ב-12 החודשים האחרונים (יוני 2010 בהשוואה ליוני 2009), ולהאטה בקצב הגידול שהגיע לשיא של 64% ב-12 החודשים שהסתיימו בחודש אוגוסט 2009.

ריבית בנק ישראל, הריבית הריאלית והאינפלציה הצפויה 2010-2005


6%
5%
4%
3%
2%
1%
0%
-1%
-2%
הריבית הריאלית
ריבית בנק ישראל
האינפלציה הצפויה

רכישות המט"ח של בנק ישראל שהחלו במארס 2008 כרכישה בהיקף יומי קבוע ועברו בהמשך לקנייה בהיקף משתנה בהתאם לשיקול הדעת של הבנק, הובילו לעלייה ברזרבות המט"ח של בנק ישראל מ-42.5 מיליארד דולר בסוף 2008 ל-63.1 מיליארד דולר ביוני 2010. במהלך תקופה זו ידע שער החליפין של השקל תנודתיות גבוהה אל מול שער החליפין של הדולר, אך רמתו באמצע 2010 הייתה דומה לרמתו בסוף שנת 2008 ובסוף 2007.

שער החליפין של השקל מול הדולר ומול האירו, 2010-2006

ממוצעים חודשיים


6.0
5.5
5.0
4.5
4.0
3.5
3.0
5.0
4.5
4.0
3.5
3.0
2.5
שקלים חדשים לאירו (ציר שמאלי)
שקלים חדשים לדולר (ציר ימני)

חוסר הוודאות העתידי

ההתפתחויות בכלכלה העולמית במחצית השנייה של 2009 ובתחילת 2010 מעידות על שיפור מהיר מזה שהיה צפוי לפני כשנה בשוקי ההון, בכלכלה הריאלית ובהיקפי הסחר העולמיים. המשך המגמה החיובית בעולם יאפשר לכלכלת ישראל להמשיך ולהתאושש ולחזור לקצבי צמיחה הקרובים ל-4% בשנים הקרובות.

על אף האמור לעיל, קיים חוסר ודאות משמעותי בכל הקשור להמשך ההתאוששות של הכלכלה העולמית. חוסר ודאות זה נובע ממספר גורמים:

ראשית, חלק ניכר מההתייצבות בכלכלה העולמית נבע מהרחבות מוניטאריות ופיסקאליות חסרות תקדים של מדינות רבות. תהליך זה צפוי להצטמצם בהדרגה במהלך השנים 2011-2010 ולהשפיע באופן שלילי על קצב הצמיחה העתידי. תהליך הצמצום הפיסקאלי צפוי לבוא לידי ביטוי בצמצום ההוצאה הציבורית ובהעלאות מסים במדינות רבות, נוכח רמות גבוהות של גירעונות תקציביים ונסיקה של היקפי החוב. מדינות אלה מבינות היטב שהיעדר פעולה לצמצום הגירעונות עלול ליצור מצב שיעלה ספק ביחס למידת יכולתן לעמוד בהחזרי החוב ויקשה עליהן לגייס כספים למימון פעילויותיהן. הצמצום המוניטארי, גם אם צפוי להתרחש באופן מדורג יותר מהריסון הפיסקאלי, יבוא לידי ביטוי בהעלאות של ריביות הבנקים המרכזיים ובצמצום התערבותם המרחיבה באמצעים נוספים שנעשה בהם שימוש במהלך

המשבר. הצמצום ההדרגתי של המדיניות המוניטארית המרחיבה יידרש על מנת למנוע התפתחות לחצים לעליות מחירים ולהתפתחות בועות מחירים בנכסים שונים, העלולות להוות שורש למשבר עתידי נוסף.

שנית, חלק מן הסיבות למשבר והחולשות שהתפתחו בעקבותיו עדיין קיימות וצפויות להביא לכך שקצבי הצמיחה שיירשמו בעולם בשנים הקרובות יהיו נמוכים מאלה שנרשמו בשנים שקדמו למשבר. בין גורמים אלה ניתן למנות:

- מהלכים להגברת יציבותן של המערכות הפיננסיות באמצעות הידוק הפיקוח. תהליך זה צפוי להביא לגידול אטי יותר בהיצע האשראי בהשוואה לשנים שקדמו למשבר.
- צמצום חוסר האיזון בכלכלה הגלובלית על ידי הפחתת הגירעון במאזן התשלומים של מדינות שונות ובהן ארצות הברית לנוכח עודפי הענק במדינות הייצוא המרכזיות דוגמת סין. במקביל יידרש גם תהליך של הגדלת החיסכון של משקי הבית וצמצום ההסתמכות על אשראי זול למימון הצריכה הפרטית, כפי שהיה בשנות הצמיחה המהירה טרום המשבר העולמי.
- חולשת שווקי העבודה במדינות רבות ושיעורי האבטלה הגבוהים צפויים להביא לחולשה בשיעורי הגידול של הצריכה הפרטית.

על אף שהשלכות המשבר על המשק הישראלי, נכון לנקודת הזמן הנוכחית, היו מתונות בהשוואה למדינות אחרות, יש לקחת בחשבון, בעת קביעת המדיניות, את שיעור החוב הגבוה בישראל, את יכולת ההתערבות המוגבלת בהיקפה של הממשלה בתרחישי משבר ואת המצב הגיאופוליטי המורכב ביחס למדינות בנות ההשוואה. הכלכלה המקומית היא משק קטן ופתוח המתבסס על הייצוא כמנוע צמיחה מרכזי, ולכן קצבי הצמיחה הפוטנציאליים בשנים הקרובות עלולים להיפגע משמעותית אם החולשות בכלכלה העולמית יתממשו.

המדיניות הכלכלית ומדיניות התקציב לשנות הכספים 2012-2011

פרק זה מציג את הרקע להצעת תקציב המדינה לשנות הכספים 2012-2011. תחילה יוצג ניתוח כללי של האתגרים המרכזיים, האיומים וההזדמנויות העומדים בפני המשק הישראלי בשנים הקרובות; לאחר מכן יוצגו יעדי המדיניות הכלכלית וארבעת פרקי התכנית הכלכלית וביטויים במדיניות התקציב לשנים 2011-2012; ולבסוף יוצגו הצעדים הכלכליים ודגשים במדיניות התקציב בתחומים מרכזיים נוספים בתקציב המדינה לשנים 2012-2011.

כלכלת ישראל: חוזקה, חולשה, איומים והזדמנויות

כלכלת ישראל מצויה בצומת דרכים מרכזי. בתום עשור של רפורמות מבניות ומדיניות מאקרו כלכלית תומכת צמיחה, ולאחר שהוכיחה התמודדות מרשימה עם זעזועי העשור האחרון ואירועי המשבר הכלכלי העולמי, נכון להתפתחותו לעת הזו, כלכלת ישראל עומדת בפני ההזדמנות לעצב את כיווני התפתחותה לשנים הבאות, כשהיא מצויה, מחד גיסא, בעמדת זינוק טובה בהשוואה למדינות התחרות, ומאידך גיסא עומדת בפני שורה של סימני שחיקה ואיומים המעיבים על כושר צמיחתה בטווח הארוך.

בבסיס נקודות החוזק של המשק הישראלי עומדת מסורת ארוכה של רפורמות מבניות לשכלול המשק, להגברת התחרותיות, לצמצום ולייעול ההוצאה הציבורית מסך התוצר ולקידום מדיניות פיסקאלית אחראית ותומכת צמיחה. הרפורמות הרבות והמקיפות שעבר המשק הישראלי — כגון אלה שהונהגו במדיניות המסים, ברמות ההוצאה ובשיעורי החוב, במערכת התמריצים בשוק העבודה, בשוק ההון, הפנסיה והחיסכון, בתחום התשתיות והתחבורה הציבורית ובשורת מהלכים לשכלולו של המשק ולפתיחתו לסביבה הגלובלית — הפכו אותו בעשור האחרון למשק פתוח ותחרותי בעל יציבות גבוהה ביחס לעבר.

בתוך כך, המשק הישראלי נהנה מיתרון בולט בתחום ההון האנושי והתעשיות עתירות הידע. יתרון זה וכן השיפור הניכר ביציבות הפיסקאלית והמוניטארית, היוו גורם מרכזי לצמיחה המהירה שרשם המשק החל משלהי 2003 ועד לפרוץ המשבר, ליכולת עמידותו בפני האתגרים הביטחוניים של העשור האחרון ולאיתנותנו לנוכח המשבר הכלכלי העולמי. ביטוי לנקודות החוזק של המשק הישראלי ניתן אף למצוא ברמת האמון הגבוהה שממנו נהנתה ונהנית כלכלת ישראל בשווקים הבין-לאומיים, כפי שניתן לראות בהיקף ההשקעות הזרות במשק ובדירוג האשראי של ישראל.

ההשפעה המתונה יחסית של המשבר העולמי על כלכלת ישראל בהשוואה למדינות מפותחות רבות, וההתמודדות האחראית של ישראל במהלך המשבר, כמו גם היעדר הצורך בתכנית קיצוצים נרחבת בהשוואה לתכניות הקיצוצים הנרחבות המונהגות בימים אלה במדינות המערב, מעמידים אף הם את ישראל בעמדת יתרון על פני מדינות רבות.

נקודת מבט הבוחנת את נקודות היתרון של המשק הישראלי מלמדת, אם כן, כי המשק הישראלי מצוי בעמדת זינוק טובה, גם בהשוואה בין-לאומית, כשהוא נהנה מפוטנציאל צמיחה גבוה לשנים הבאות.

בצד נקודות החוזק ניכרים גם סימני שחיקה מהותיים במרכיבי היתרון של המשק ותרחישים המעיבים על כושר הצמיחה של ישראל בתסריט 'עסקים כרגיל'. יתרונה של ישראל בתחום ההון האנושי הולך ונשחק. רמת ההישגים של תלמידי ישראל, לרבות אלו שבשכבת המצוינים, נמוכה בניתוח השוואתי; הישגי מערכת ההשכלה הגבוהה הולכים ונשחקים לצד תהליכי הזדקנות של הסגל האקדמי ושיעור גבוה של אקדמאים ישראלים המשתלבים בתפקידי הוראה ומחקר באוניברסיטאות זרות; הירידה בהיקף ההשקעות בתעשיית ההון סיכון, בצד הרחבתה במדינות התחרות, מעיבה על כושרו של ענף זה להמשיך ולצמוח, בפרט כשנלווית אליה מגמת האטה במספר מקבלי התארים בתחומי המדעים וההנדסה, בצד התפתחות מואצת של תחומים אלה בשורה של מדינות מתפתחות.

בנוסף, המשק הישראלי מתמודד עם פערים בתחום התשתיות ובמרכזם גודש תחבורתי הולך וגדל במרכז הארץ ובמטרופולינים; פער גדל בין ההיצע והביקוש בשוק המקרקעין והנדל"ן, המשפיע במישרין על רמות המחירים בשוק הדיור; ורמת שירות הטעונה שיפור בתחום השירות לאזרח ולעסקים כתוצר של רמת יעילות וגמישות נמוכה של המערכת הבירוקרטית.

ואולם, בלב הניתוח של נקודות החולשה והאיומים, עומדות המגמות הדמוגראפיות והשלכותיהן על שוק העבודה העתידי ועל רמת הפערים בחברה הישראלית. הרכב אוכלוסיית התלמידים במדינת ישראל השתנה באופן ניכר בשנים האחרונות. משיעור של כ-34% תלמידים בחינוך החרדי והערבי בתחילת העשור, לשיעור של כ-50% מסך אוכלוסיית התלמידים בשנת 2014. תהליכי השינוי בהרכב אוכלוסיית התלמידים לא לוו במערכת תמריצים וכלים שיבטיחו את השתלבותם בשוק העבודה ולא בתהליכים שיבטיחו שוויון הזדמנויות לאוכלוסיות אלו באמצעות הרחבת תחולת לימודי הליבה והשכלת היסוד ההכרחית לצורך השתלבותם של תלמידי כלל המגזרים בשוק העבודה העתידי ובחברה האזרחית. ישראל, בנקודת זמן זו, אף מאופיינת בשיעורי תעסוקה נמוכים בהשוואה בין-לאומית ובפערי תעסוקה בין האוכלוסיות השונות. עיקר הפער בין ישראל למדינות המפותחות נובע משיעורי התעסוקה הנמוכים של אוכלוסיית הגברים החרדים ואוכלוסיית הנשים הערביות, אך גם יתר קבוצות האוכלוסייה, למעט אוכלוסיית הנשים היהודיות הלא חרדיות, מאופיינות בשיעורי תעסוקה נמוכים בהשוואה למקובל במדינות המפותחות, בין היתר בשל אוכלוסיית מקבלי גמלאות הקיום בקרב גילאי העבודה.

בהיעדר שינוי מהותי במערכת החינוך הממלכתית ובהקניית מיומנויות יסוד לכלל המגזרים, בהיעדר שינוי בשיעורי התעסוקה וברמות השכר ובהתחשב בהתפתחויות הדמוגרפיות הצפויות, המשק הישראלי צפוי להתמודד עם תהליכים מדאיגים של גידול עקבי וניכר בשיעור האוכלוסייה שאיננה עובדת. תופעה זו תיצור לחץ שילך ויגבר על ההוצאה הציבורית לצורך מימון תשלומי העברה לאוכלוסייה שאינה עובדת והגדלת נטל המס על שכבת אוכלוסייה הולכת וקטנה לצורך מימון תשלומי ההעברה כאמור. בתרחיש זה עלול פוטנציאל הצמיחה של המשק הישראלי להיפגע, ורמת אי השוויון עלולה לגדול באופן שיעורר ספק לגבי יכולתה של ישראל לקיים מערכת כלכלית-חברתית יציבה ובת-קיימא.

בצד כל אלה, בנקודת הזמן הנוכחית קיימת אף רמת אי ודאות גבוהה בכל הקשור להתפתחויות בכלכלה העולמית. להתפתחויות אלה השפעה ממשית על הכלכלה הישראלית שהיא משק קטן ופתוח. בנוסף לכך, המצב הגיאופוליטי

בישראל הוא ייחודי ומוסיף נדבך נוסף של אי ודאות. שני גורמים אלה יחדיו מחייבים את קובעי המדיניות להמשיך ולנקוט מדיניות אחראית, וזאת במטרה לאפשר התמודדות עם אירועי קצה (במידת הצורך) בעוצמה הנדרשת.

פיתוח מנועי הצמיחה של המשק הישראלי וחיזוק נקודות היתרון עשויים להוביל את ישראל לתוואי של צמיחה גבוהה ובת-קיימא. השלכות המגמות הדמוגראפיות בדפוסי 'עסקים כרגיל', בעיקר בשוק העבודה ובהון האנושי, עלולות להוביל להאטה ממשית בקצב הצמיחה ולהרחבת הפערים החברתיים. ניתוח זה, המעמיד בפני הכלכלה הישראלית מספר תרחישי התפתחות מרכזיים, עומד בבסיס גיבוש המדיניות הכלכלית ומדיניות התקציב לשנים 2012-2011, כמפורט להלן.

יעדי המדיניות הכלכלית

יעדי המדיניות העיקריים העומדים בבסיסה של מדיניות כלכלית-חברתית נשענים על שני נדבכים: העלאת שיעור הצמיחה וצמצום רמת אי השוויון. ואולם, נוכח אי הוודאות הגבוהה בכלכלה העולמית והחשש מפני זעזועים נוספים, חיצוניים ופנימיים, העלולים לפקוד את המשק הישראלי, נוסף יעד מדיניות שלישי למדיניות הכלכלית לשנתיים הקרובות והוא נוגע להבטחת יציבותה של המערכת הכלכלית, בכללה המערכת הפיננסית, כתנאי הכרחי למימושם של יעדי הצמיחה ולצמצום אי השוויון. בהתאם, הוגדרו במסגרת התכנית הכלכלית שלושת יעדי המדיניות הבאים:

- יציבות המערכת הכלכלית מפני זעזועים חיצוניים ופנימיים.
- עלייה ברמת התוצר לנפש ושיפור במיקום היחסי.
- חיזוק השכבות החלשות וצמצום הפערים החברתיים.

פרקי התכנית הכלכלית

למימוש יעדים אלה גובשו, במסגרת התכנית הכלכלית, ארבעה פרקים מרכזיים בצד שורה של צעדים כלכליים נוספים לעידוד התחרות ולשיפור וייעול המגזר הציבורי:

פרק א – מדיניות פיסקאלית אחראית

במהלך חודש יוני 2010, אישרה הכנסת הארכה של חוק היסוד בעניין התקציב הדו-שנתי לשנתיים נוספות. תקציב דו-שנתי מסייע בתכנון הממשלתי בטווח הקצר, יוצר ודאות גדולה יותר למשק בנוגע למדיניות הפיסקאלית של הממשלה ומפנה משאבים ניהוליים לחשיבה אסטרטגית ולבניית תכניות לטווח ארוך.

במסגרת זו, ובהתאם לתיקון חוק הפחתת הגירעון והגבלת ההוצאה התקציבית שאומץ על ידי הממשלה והכנסת, מוצעת שורה של צעדים להתכנסות הגידול בהוצאה התקציבית ולהתאמת מסגרת הגירעון לקבוע בחוק, קרי גידול ריאלי של 2.66% בכל אחת מהשנים וגירעון של 3% ו-2% בשנים 2011 ו-2012 בהתאמה. יש להדגיש כי במסגרת

הצעדים האמורים מוצע לנקוט שורה של צעדים שמטרתם להבטיח את האיזון ואת יציבות מערכת הביטוח הלאומי באמצעות הפחתת הגירעון של המוסד לביטוח לאומי.

פרק ב – העמקת היתרונות היחסיים בתחום ההון האנושי ותעשיות עתירות הידע

פרק זה כולל טיפול מקיף בתחום המו"פ והתעשיות עתירות הידע, חיזוק החינוך, הובלת רפורמה בהשכלה הגבוהה ושינוי חוק עידוד השקעות הון במטרה להגביר את היתרון היחסי בתעשיית הייצוא תוך מתן עדיפות לתעשייה בפריפריה.

פרק ג – טיפול בשוק העבודה והרחבת מעגל המועסקים במשק

במסגרת זו מוצע סט של יעדים וכלים לטיפול בשוק העבודה, בכללם: אימוץ יעדי המדיניות בתחום התעסוקה, שינוי מבנה הרגולציה בתחום התעסוקה, תכנית ארצית לשילוב בתעסוקה של מקבלי גמלאות בעבודה וכלים לעידוד תעסוקת חרדים ומיעוטים. זאת, בצד המשך קידום מדיניות הממשלה לצמצום מספר העובדים הזרים החוקיים והלא חוקיים וצמצום תופעת ההסתננות.

פרק ד – פיתוח תשתיות וקידום מנוע הצמיחה הפנימי של המשק

פרק זה כולל קידום מהלכים משלימים בשוק המקרקעין, התכנון והבנייה והנדל"ן, מהלכים לשיפור השירות לאזרח ולעסקים – בעיקר בתחום רישוי עסקים, הקמת עסק ורישום נכס ובקידום שורת צעדים לייעול ולשיפור מערכת המשפט.

זאת, בצד המשך קידום הרפורמות המבניות בשוק המקרקעין והנדל"ן, בשוק האנרגיה והתעשיות הביטחוניות ובצד המשך השקעה ופיתוח מואץ של תשתיות התחבורה הציבורית ומערכות הסעת ההמונים.

בנוסף, במסגרת התכנית הכלכלית מוצעים צעדים כלכליים נוספים הנוגעים, בעיקרם, לשלושה תחומים מרכזיים: הגברת התחרותיות המקומית בדגש על שוק התקשורת; שוק הבריאות בדגש על קידום הסדרים תלת שנתיים וצעדים לשיפור הניהול במערכת הבריאות; ומערכת הביטחון, בדגש על צעדים להתאמת תקציב הביטחון ויישום צעדי התייעלות בהתאם להמלצות הוועדה לבחינת תקציב הביטחון ("ועדת ברודט").

להלן יפורטו עיקרי המדיניות הכלכלית ומדיניות התקציב בפרקים השונים:

פרק א – מדיניות פיסקאלית אחראית

התקציב הדו-שנתי

בחודש אפריל 2009 חוקקה הכנסת את חוק-יסוד: תקציב המדינה לשנים 2010-2009 (הוראות מיוחדות) (הוראת שעה) (להלן – חוק היסוד). ההצדקה למהלך זה הייתה העובדה כי תקציב המדינה לשנת 2009 טרם התקבל בכנסת עד חודש אפריל של אותה השנה. לכך יש להוסיף את הנסיבות החריגות והמיוחדות אשר כללו התמודדות עם המשבר הכלכלי העולמי. בחודש יולי אישרה הכנסת את התקציב הדו-שנתי לשנים 2010-2009.

בעקבות יישום החקיקה הנזכרת, בנסיבות המיוחדות שהביאו לחקיקתה, נחשפה הממשלה ליתרונות התקצוב הדו-שנתי, יתרונות שהביאו לחשיבה על שינוי שיטת התקצוב בישראל ומעבר לשיטת תקצוב דו-שנתי. היתרונות העיקריים שנחשפו הם היכולת של הממשלה בכלל ושל כל משרד ממשלתי בפרט לתכנן את פעילות המשרד בהתאם לתקציבו, יצירת ודאות גדולה יותר למשק בנוגע למדיניות הפיסקאלית של הממשלה וכן התפנות משאבים ניהוליים לחשיבה אסטרטגית ולבניית תכניות לטווח-ארוך. יתרונות אלה משפיעים לטובה גם על יכולת העבודה של גופים לא-ממשלתיים העובדים עם משרדי הממשלה או הנתמכים על ידה. בנוסף, תכנון תקציבי מפורט לשנתיים מגביר את האמינות הפיסקאלית הן כלפי גורמים בסקטור העסקי במשק והן כלפי גורמים חיצוניים בין-לאומיים.

עם זאת, שיטת התקצוב הדו-שנתי טומנת בחובה גם חסרונות אשר יש להביאם בחשבון טרם ביצוע שינוי קבוע שיעוגן בחקיקה. חסרונות אלה נובעים בעיקר מן הצורך של משרד האוצר לגבש תחזיות לשם בניית התקציב, הן בצד ההוצאות והן בצד ההכנסות. בצד ההוצאה נדרש משרד האוצר לבנות את התקציב על פי תחזית של הצרכים העיקריים שיעמדו בפני הממשלה בשנתיים הקרובות. בצד ההכנסות נדרש משרד האוצר לחזות את הכנסות המדינה בשנתיים הקרובות, נתון המושפע משינויים במשתנים מקרו-כלכליים רבים. ההפרש שבין תחזית הכנסות לבין תקרת ההוצאה הכוללת, הקבועה בחוק התקציב, קובע את הגירעון החזוי, אשר חייב, על פי חוק הפחתת הגירעון והגבלת ההוצאה התקציבית, התשנ"ב-1992, לעמוד במסגרת הפיסקאלית. בנוסף, הממשלה צריכה לממן את הגירעון שלה בכל רגע נתון. לגורמי המקצוע בממשלה יש ניסיון רב-שנים בבניית התחזיות ברמה של שנה אחת. ברם, אין ניסיון כזה בנוגע לתחזית הצופה פני שנתיים עתידיות. ככל שיתרחשו שינויים בלתי צפויים בסביבה הכלכלית, תידרש הממשלה לתת מענה מתאים במהלך השנתיים הקרובות (עם זאת יש לציין כי אירועים שכאלה יכולים להתרחש גם בשנה שמיושם בה תקציב שנתי).

נוכח האמור, החליטה הממשלה לערוך בחינה מלאה של יישום שיטת התקצוב הדו-שנתי בדרך של התנסות נוספת גם בשנים 2012-2011, וזאת באמצעות הארכת חוק היסוד, כך שיחול גם על התקציב בשנים אלה. החלטת הממשלה להארכת חוק היסוד, אושרה בכנסת בקריאה שנייה ושלישית ב-22 ביוני 2010. בהיעדר ניסיון רב במדינות אחרות, הלמידה בנושא זה תיעשה ב"זמן אמת" תוך כדי הפעלת התקציב הדו-שנתי המלא הראשון. במהלך תקופת התקציב הדו-שנתי יהיה צורך לבחון את עצם היכולת לבנות תקציב דו-שנתי ולפעול על פיו, בעיקר בהיבט של התמודדות עם הקשיים בבניית תחזית דו-שנתית הן בצד ההוצאה והן בצד ההכנסה.

הכלל הפיסקאלי והמסגרות הפיסקאליות

בחודש מאי 2010 אישרה הכנסת בקריאה שנייה ושלישית את הצעת ראש הממשלה ושר האוצר לקבוע כלל פיסקאלי חדש לחישוב מגבלת ההוצאה הממשלתית תוך שמירה על תקרת הגירעון הקיימת בחוק.

חוק הפחתת הגירעון והגבלת ההוצאה התקציבית הוא בעל חשיבות רבה בשמירה על היציבות הכלכלית של מדינת ישראל, בקובעו מגבלות הן על גובה הגירעון הכולל והן על קצב הגידול של ההוצאה הממשלתית. החקיקה הקיימת תרמה בשנים האחרונות להפחתת הגירעון, וכתוצאה מכך גם להפחתה ביחס חוב-תוצר המהווה אינדיקאטור מרכזי ליציבות המשק בפני זעזועים. אמנם המשבר הכלכלי העולמי גרם להאטה בפעילות הכלכלית המקומית, לירידה בהכנסות ממסים, לעלייה בגירעון ולבלימת הירידה ביחס החוב לתוצר, אך אלו משקפות בעיקר את פעולת המייצבים האוטומטיים, והן היו מצומצמות בישראל בהשוואה להתפתחויות המקבילות במדינות המפותחות.

על רקע המדיניות הפיסקאלית המרסנת, אשר הובילה לירידה חדה בשיעור ההוצאה הממשלתית מהתוצר במרוצת שבע השנים האחרונות, נערכה עבודה מקצועית משותפת בין משרד האוצר, בנק ישראל והמועצה הלאומית לכלכלה. בעבודה משותפת זו נבחנו ההשפעות ארוכות הטווח של המגבלות הפיסקאליות הקיימות לנוכח ההשפעות הכלכליות הרצויות. תהליך החשיבה כלל בין היתר ריכוז קווים מנחים ומתן מענה למטרות המדיניות הכלכלית כפי שיפורט להלן.

להלן מספר נתוני רקע בנוגע להוצאות הממשלה הרחבה ולשיעורי החוב:

השוואה בין-לאומית של החוב הציבורי כאחוז מהתוצר

שנת 2009


אחוזי תוצר
0
50
100
150
200
250
192.9
128.8
122.7
119.0
101.0
96.6
87.0
86.3
84.3
83.0
82.5
79.6
76.2
72.3
71.5
70.3
70.3
68.6
62.6
61.2
58.4
52.6
51.8
51.8
49.2
42.1
41.6
39.1
35.0
34.9
19.2
18.2
יפן
איטליה
איסלנד
יוון
בלגיה
ישראל 2002
פורטוגל
צרפת
הונגריה
ארה"ב
קנדה
ישראל 2009
גרמניה
בריטניה
ממוצע OECD 2009
אוסטריה
אירלנד
הולנד
ספרד
ממוצע OECD 2002
פולין
פינלנד
דנמרק
שוודיה
נורווגיה
צ'כיה
שוויץ
סלובקיה
ניו זילנד
קוריאה
אוסטרליה
לוקסמבורג

נתוני הלשכה המרכזית לסטטיסטיקה, ארגון ה-OECD, אגף החשב הכללי במשרד האוצר ובנק ישראל ועיבודי אגף כלכלה ומחקר במשרד האוצר

החוב הציבורי השקלי והמט"חי, 2012-2000

אחוזי תוצר


אחוזי תוצר
0
20
40
60
80
100
120
שקלים
מט"חי
2000
85.1%
22.1%
63.0%
2001
89.8%
23.6%
66.2%
2002
96.6%
24.9%
71.7%
2003
99.9%
24.8%
75.1%
2004
98.2%
24.4%
73.8%
2005
94.3%
24.1%
70.1%
2006
85.5%
21.0%
64.5%
2007
79.8%
17.8%
62.0%
2008
78.2%
15.2%
62.0%
2009
79.6%
14.4%
65.2%
2010 *
77.3%
13.8%
63.7%
2011 **
75.6%
13.3%
62.5%
2012 **
73.3%
12.8%
60.6%

נתוני בנק ישראל, אגף החשב הכללי במשרד האוצר ועיבודי אגף כלכלה ומחקר במשרד האוצר

* אומדן החשב הכללי ואגף כלכלה ומחקר במשרד האוצר

** תחזית לשנים 2012-2011

הוצאות הממשלה הרחבה*, השוואה בין-לאומית

כאחוז מהתוצר, 2009


אחוזי תוצר
60.0
55.0
50.0
45.0
40.0
35.0
30.0
58.5 55.9 55.7 55.5 54.4 51.9 51.7 51.6 51.5 51.4 51.0 50.9 50.4 49.2 48.4 47.6 47.3 46.1 45.9 45.9 44.7 44.5 43.8 43.6 42.9 42.4 41.5 41.5 40.8 33.4 32.3 32.3
דנמרק
שוודיה
צרפת
פינלנד
בלגיה
איטליה
אוסטריה
הולנד
איסלנד
בריטניה
פורטוגל
ישראל 2002
יוון
הונגריה
אירלנד
גרמניה
ממוצע OECD 2009
צ'כיה
נורווגיה
ספרד
ניו זילנד
פולין
קנדה
ממוצע OECD 2002
ישראל 2009
לוקסמבורג
ארה"ב
יפן
סלובקיה
שוויץ
אוסטרליה
קוריאה

*ממשלה רחבה – על פי הגדרות אמנת מאסטריכט: הממשלה בצירוף רשויות מקומיות, מלכ"רים, קופות חולים, ועוד

נתוני הלשכה המרכזית לסטטיסטיקה וארגון ה- OECD

המטרות המרכזיות אשר עמדו ברקע לקביעת הכלל הפיסקאלי החדש הן הרצון לאזן בין המשך הפחתת שיעור החוב הציבורי מהתוצר המקומי הגולמי, שפחת משיעור של 99% בשנת 2003 לשיעור של 79.6% בשנת 2009, לבין חלקה של הממשלה בתוצר זה, כבסיס לאספקת רמה נאותה של השירותים הציבוריים. לעניין הפחתת החוב הציבורי ושמירה על האמינות הפיסקאלית, נדרשת התייחסות הן לגבי טווח הזמן הקצר והן לגבי טווח הזמן הבינוני והארוך. חזרה מהירה לתוואי גירעונות פוחת (אשר נקטע עקב המשבר הכלכלי העולמי) היא המטרה המרכזית בטווח הקצר. ירידה, בתוך כעשור, של יחס החוב-תוצר אל מתחת ל-60% תוצר, בדומה ליעד שנקבע באמנת מאסטריכט של האיחוד האירופי, מהווה מטרה מרכזית בטווח הבינוני. המטרה בטווח הארוך היא המשך הפחתת יחס החוב לתוצר מתחת ל-60% תוצר. יחס חוב תוצר נמוך משמעותו נטל קטן יותר של תשלומי ריבית עקב קרן נמוכה יותר וריבית מדינה נמוכה יותר שמקורה בסיכון מדינה נמוך יותר. בנוסף, מקורות המתפנים מתשלומי הריבית מאפשרים את הקצאתם לפעולות ציבוריות שונות. לשם המחשה, במידה שיחס החוב תוצר היה עומד על 60% תוצר (כנדרש באמנת מאסטריכט), היו מתפנים בשנת 2010 כ-9.2 מיליארד ש"ח מתשלומי הריבית לתקצוב החינוך, הרווחה, התעסוקה, הבריאות, התשתיות וכיו"ב.

כחלק מהמדיניות לנקוט צעדים תומכי צמיחה, תמשיך הממשלה בשנים הקרובות ביישום תכנית המסים הרב-שנתית שהוארכה בשנת 2009 וצפויה להסתיים בשנת 2016. התכנית כוללת ארבעה נדבכים עיקריים: המשך הפחתת שיעורי המס על יחידים וחברות; ביטול עיוותי מס ובכלל זה פטורים שונים; הגדלת שיעורי המס על מוצרים מזיקים למשק;

התייעלות מערכת המס וטיפול באכיפת הגבייה (בכלל זה מערכת החשבוניות הפיקטיביות, דיווחים מקוונים לרשות המסים ועוד).

בתום תכנית המיסוי בשנת 2016, יעמוד שיעור מס ההכנסה השולי העליון על 39% ושיעור מס החברות יעמוד על 18%.

בצד המשך מדיניות המסים, מוצע לבטל עיוותי מס הכוללים בין היתר את צמצום הפטור על זכייה בהגרלות והגדלת המסים על מוצרים בעלי השפעות חיצוניות שליליות, כגון דלק, רכבים מזהמים וסיגריות. חשיבות מהלכים אלה מתחדדת נוכח העובדה כי הכלל הפיסקאלי החדש מאפשר גידול בשיעור גבוה יותר בסכום ההוצאה הממשלתית לעומת שנים קודמות (2.66% לעומת 1.7%) וקובע תקרת גירעון פוחתת של 3% ו-2% תוצר בשנים 2012-2011 בהתאמה. לצד הפחתת שיעורי המס על יחידים וחברות, יאפשרו צעדים אלה להגדיל את הכנסות המדינה ממסים ויובילו לשיפור בהקצאת המקורות במשק.

ההוצאה התקציבית לשנת 2011 לחישוב מגבלת ההוצאה עומדת על 271.2 מיליארד ש"ח, ומהווה גידול ריאלי של 2.7% ביחס לתקציב 2010 בניכוי ההוצאות החד-פעמיות (שהתווספו בשנים 2010-2009 להתמודדות עם השפעות המשבר הכלכלי העולמי על המשק המקומי). גידול ריאלי זה מורכב מתוספת של 6.7 מיליארד ש"ח ומתוספת של 5.2 מיליארד ש"ח בגין עדכון התקציב למחירי שנת 2010, ובניכוי ההוצאות החד-פעמיות כאמור לעיל, בהתאם לכלל הפיסקאלי. הגירעון החזוי יעמוד על כ-2.9% תוצר, וזאת מתוך הנחת צמיחה של 3.8% (התוצר החזוי לשנת 2011 הוא כ-864.1 מיליארד ש"ח).

ההוצאה התקציבית לשנת 2012 לחישוב מגבלת ההוצאה עומדת על 284.7 מיליארד ש"ח, ומהווה גידול ריאלי של 2.7%, ביחס לתקציב 2011. הגירעון החזוי יעמוד על כ-2.0% תוצר, וזאת מתוך הנחת צמיחה של 4.0% (התוצר החזוי לשנת 2012 הוא כ-918.6 מיליארד ש"ח).

הגידול הריאלי בתקציב המדינה בשנים 2012-2011 מסתכם בכ-8.7 ובכ-7.0 מיליארד ש"ח בהתאמה. כאמור, גידול זה גבוה בכ1% מהגידול הריאלי בתקציב השנים הקודמות. יחד עם זאת, הגידולים בהוצאות הממשלה לשנים 2012-2011, אשר נובעים בעיקרם מהחלטות ממשלה רב-שנתיות אך גם מכורח חקיקה, פסיקה, והסכמים המחייבים את הממשלה, גבוהים מהגידולים הריאליים המותרים לפי הכלל הפיסקאלי הקבוע בחוק. כמו כן, נוכח השפעות המשבר הכלכלי העולמי על הכנסות המדינה ממסים, ונוכח חוסר האיזון בין הוצאות המוסד לביטוח לאומי להכנסותיו (כפי שיפורט להלן), הגירעון הממשלתי המתקבל מהגידולים בהוצאות הממשלתיות כאמור גבוה מהגירעון המותר בחוק. על כן נדרשה הממשלה לבצע בשנים 2012-2011 התאמות הן בצד ההוצאה והן בצד ההכנסה.

הגירעון בתקציב (ללא מתן אשראי) כאחוז מהתוצר, 2012-2000



תקרת גירעון מרבית מתוכננת
גירעון בפועל
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2.5%
0.6%
1.8%
4.1%
3.9%
3.5%
3.0%
5.2%
4.0%
3.5%
3.4%
1.8%
3.0%
0.9%
2.9%
0.0%
1.6%
2.2%
6.0%
5.2%
5.5%
4.2%
2.9%
2.0%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010*
2011**
2012**

נתונים: החשב הכללי במשרד האוצר, הלשכה המרכזית לססטיסטיקה
תקציב המדינה לשנת 2010 והצעת תקציב המדינה לשנים 2012-2011

* אומדן החשב הכללי ואגף כלכלה ומחקר במשרד האוצר
** תחזית לשנים 2012-2011

לשם גיבוש ההמלצה בדבר ההתאמות המוצעות, הן בצד ההוצאה והן בצד ההכנסה, נבחנו פרמטרים שונים כגון היעילות הכלכלית; התרומה לצמיחה; התרומה לחיזוק אוכלוסיות חלשות ולצמצום פערים; והתרומה לתיקון עיוותים בהקצאת המקורות של המשק.

התמהיל המוצע להתאמות בצד ההוצאה משלב בין התאמות בתקציב הביטחון ובין התאמות בתקציבים אזרחיים שונים, זאת באופן שיאפשר ככל הניתן גידול בתקציב השירותים האזרחיים בהשוואה לתקציבם בשנת 2010.

בצד ההכנסה מוצעות התאמות כגון הארכת הוראת השעה באופן שבו שיעור המע"מ יפחת מ- 16% ל- 15.5% בשנת 2013 (במקום בשנת 2011); מיסוי עסקאות מקרקעין המבוצעות על ידי "קבוצות רכישה"; העלאת הבלו על בנזין, סולר, ביו-דיזל ופחם; עדכון מדרגות המיסוי הירוק על רכבים; העלאת המיסוי על סיגריות; הפחתת תקרת הפטור על זכיות בהגרלות; ומיכון תהליכי עיקול של בנקים וחברות מנהלות. כמו כן, מוצעות התאמות שמטרתן לתת למוסד לביטוח לאומי כלים לצמצום הגירעון התפעולי שלו כגון צמצום הניצול לרעה בתשלומי העברה, ייעול מערך הגבייה מחייבי מזונות, דחיית מתן תוספות לקצבאות ילדים וצעדים נוספים, כפי שיפורט להלן.

יודגש כי ההתאמות הן עקביות ואף מתונות בהשוואה להתאמות המוצעות והמבוצעות בימים אלו במדינות אירופה השונות. במרבית מדינות אירופה (כגון בריטניה, גרמניה, צרפת, איטליה, ספרד, אירלנד, יוון ופורטוגל) מגובשת שורת צעדים הכוללים טיפול בתחומים רבים: הפחתות נרחבות בתקציב, הקפאות שכר במגזר הציבורי, העלאות גיל הפרישה

ומהלכים אחרים בתחום הפנסיה והפחתות והקפאות של קצבאות. כמו כן, במדינות האמורות מגובשות תכניות להעלאות מסים ישירים ועקיפים כגון מס הכנסה, מס חברות, מע"מ, מס על רווחי הון, מס על תנועות הון, מיסוי על אלכוהול דלק וסיגריות, מס על פליטת CO2 ומס "ירוק" על טיסות.

יציבות מערכת הביטוח הלאומי

בשנים האחרונות הוגדלו בצורה ניכרת הקצבאות המשולמות על ידי המוסד לביטוח לאומי. בשנת 2008, סך ההוצאה של המוסד לביטוח לאומי עמד על כ-50.4 מיליארד ש"ח ובשנים 2012-2011 ההוצאה צפויה לעמוד על כ-59.1 ו-61 מיליארד ש"ח בהתאמה (במחירים קבועים). גידול זה מהווה עלייה ריאלית של כ-21% בתוך ארבע שנים. הגידול נובע, בין היתר, מתוספות שנקבעו במסגרת התכנית הכלכלית לשנים 2010-2009, בסך של למעלה מ-1.5 מיליארד ש"ח לקצבאות הילדים ותוספת של למעלה מ-1.4 מיליארד ש"ח לקצבאות הזקנה (התוספות ניתנות באופן מדורג עד שנת 2012). תוספות אלו, המשולמות מתוקף חוק, נחקקו ללא טיפול מקביל במקורות הכספיים של המוסד לביטוח לאומי וללא הבטחת יכולתו של המוסד לביטוח לאומי לעמוד בביצוע התשלומים בטווח הארוך. בנוסף, החל משנת 2005 בוצעו מספר הפחתות בשיעורי דמי הביטוח הלאומי הנגבים מהציבור, אשר הביאו לירידה של מיליארדי ש"ח בהכנסות המוסד לביטוח לאומי. הגדלת הקצבאות מצד אחד והפחתת ההכנסות מצד אחר, הביאו לכך שהמוסד לביטוח לאומי צפוי לסיים את השנים 2012-2011 בגירעון תפעולי שוטף של כ-2.9 ו-3 מיליארד ש"ח בהתאמה. גירעונות אלו הם חלק מתהליך של שחיקה במצבו הפיננסי של המוסד לביטוח לאומי לאורך שנים. כך לדוגמה, המוסד לביטוח לאומי סיים את שנת 2005 בעודף תפעולי שוטף של כ-2.6 מיליארד ש"ח (מחירי 2009). ניתוח ארוך טווח של המגמות המסתמנות מלמד כי השחיקה האמורה צפויה להעמיק במהלך השנים הקרובות.

על מנת לטפל בבעיה האמורה בטווח הארוך, התקבלה ביום 12 במאי 2009 החלטת ממשלה מספר 186 שעניינה הקמת ועדה לבניית מנגנון לאיזון אקטוארי של הוצאות המוסד לביטוח לאומי. בראש הוועדה עומדים המנהלת הכללית של המוסד לביטוח לאומי והממונה על התקציבים במשרד האוצר, וחברים בה, בין היתר, מנהלת מחלקת המחקר בבנק ישראל, ראש המועצה הלאומית לכלכלה במשרד ראש הממשלה ונציגים מן האקדמיה. במהלך השנה הקרובה צפויה הוועדה להגיש את המלצותיה, בין היתר לעניין יצירת מנגנון איזון אשר יקשור בין הוצאות המוסד לביטוח לאומי לבין היקף ההכנסות הצפויות שלו, באופן שיבטיח איזון תקציבי ארוך טווח במוסד לביטוח לאומי.

לצד האמור, לשם צמצום הגירעון באופן מידי החליטה הממשלה על שורה של תיקוני חקיקה שנועדו לצמצם את הגירעון באמצעות יישום צעדים לצמצום ההוצאה וצעדים להגדלת ההכנסות, כמפורט להלן:

צעדים בצד הוצאות המוסד לביטוח לאומי

צמצום הניצול לרעה בתשלומי ההעברה – על פי הערכות של גורמי מקצוע במוסד לביטוח לאומי, שיעור ההונאות בקבלת קצבאות שלא כדין עומד על כ-5% מסך תשלומי המוסד לביטוח לאומי או יותר, שהם כ-2.7 מיליארד ש"ח לשנה. בעוד שבמדינת ישראל כמעט שאין ענישה אפקטיבית למי שתבע קבלת קצבה שלא כדין, הרי שבמדינות מערב אירופה קיימים סוגים רבים של סנקציות וכלי ענישה. כך לדוגמה, בצרפת ובגרמניה ניתן להטיל קנס מנהלי על הצהרות כוזבות למוסד לביטוח לאומי. על מנת לפתור את בעיית הגירעון של המוסד לביטוח לאומי בטווח הקצר, מוצע

במסגרת התכנית הכלכלית לפעול לצמצום הגירעון במערכת תשלומי העברה באמצעות תיקון חוק הביטוח הלאומי, כך שייקבעו בו סנקציות אפקטיביות על מי שהשיג גמלה שלא כדין, וזאת על מנת ליצור הרתעה מספקת כנגד מעשי מרמה בגמלאות. תיקון זה בשילוב קמפיין הסברתי צפוי להביא לחיסכון של למעלה מ-300 מיליון ש"ח בהוצאות המוסד לביטוח לאומי בשנת 2011 ו-300 מיליון ש"ח נוספים ב-2012.

ייעול מערך הגבייה מחייבי מזונות – לפי חוק המזונות (הבטחת תשלום), זוכה שנפסקו לו דמי מזונות ואשר עמד במבחן ההכנסה, זכאי לבקש מן המוסד לביטוח לאומי דמי מזונות. שיעורי התשלום לזוכה הם כפי שנקבעו בפסק הדין ובסכומים שאינם עולים על הסכומים הקבועים בתקנות דמי המזונות. חוק המזונות משחרר את הזוכה מהליכי הגבייה ומטיל על המוסד לביטוח לאומי לגבות מן החייב את מלוא הסכום המגיע לזוכה ממנו, בהתאם לפסק הדין. יצוין כי בשנת 2009 כ-20,000 נשים היו זכאיות לדמי מזונות, בסכום ממוצע של 1,600 ש"ח לחודש. המוסד לביטוח לאומי משלם מדי שנה דמי מזונות בסך של כ-400 מיליון ש"ח ומצליח לגבות מהחייבים כ-175 מיליון ש"ח בלבד. הפער בין התשלומים לבין הגבייה בפועל מהחייבים ממומן במלואו על ידי אוצר המדינה. במסגרת התכנית הכלכלית מוצע להרחיב ולייעל את כלי הגבייה הקיימים כיום במוסד לביטוח לאומי. צעדים אלו צפויים לחסוך כ-50 מיליון ש"ח בשנת 2011 וכ-50 מיליון ש"ח נוספים בשנת 2012.

הצמדה חלקית של גמלאות, קצבאות ותשלומים שונים – במסגרת התכנית הכלכלית מוצע כי בתקופה שמיום 1 בינואר 2011 ועד יום 31 בדצמבר 2012, יעודכנו התשלומים המשולמים לפי חוק הביטוח הלאומי וכן הטבות הניתנות לפיו, לרבות מכוח הסכמים לפי סעיף 9 לחוק, בשיעור עדכון מופחת, שהוא שיעור העדכון הקבוע לפי אותם חוקים או הסכמים פחות 1.5 נקודות האחוז. צעד זה צפוי להביא לחיסכון של כ-535 מיליון ש"ח בשנת 2011 ושל כ-555 מיליון ש"ח נוספים בשנת 2012, מתוכם כ-100 מיליון ש"ח בשנת 2011 וכ-105 מיליון ש"ח נוספים בשנת 2012 במימון ישיר מאוצר המדינה. יובהר כי ההקפאה כאמור לא תחול על קצבאות נכות ולא על קצבאות המשולמות לפי חוק הפוליו ולפי חוק הגזזת.

דחיית התוספת הצפויה בקצבאות הילדים – במסגרת התכנית הכלכלית לשנים 2010-2009 תוקן חוק הביטוח הלאומי ונקבע בו כי קצבת הילדים המשולמת עבור הילד השני, השלישי, והרביעי תוגדל באופן הדרגתי עד שנת 2012. לפי התיקון, לקצבת הילדים לילד השני תינתן תוספת של 57 ש"ח באפריל 2011, ובאפריל 2012 אמורה להינתן תוספת של 7 ש"ח לקצבאות המשולמות בעד הילד השני, השלישי והרביעי, כך שהקצבה בעד ילדים אלו תעמוד על 259 ש"ח לחודש. במסגרת התכנית הכלכלית מוצע לדחות בשנה את התוספות לקצבת הילדים. השינוי המוצע יביא לדחיית הוצאה בסך של כ-360 מיליון ש"ח משנת 2011 לשנת 2012 ודחיית הוצאה בסך של 80 מיליון ש"ח משנת 2012 לשנת 2013.

צעדים בצד הכנסות המוסד לביטוח לאומי

הגדלת שיעור דמי הביטוח הלאומי ממעסיק בגין שכר העולה על 60% מהשכר הממוצע – משנת 2005 הוחלט על מתווה יורד של שיעור השתתפות המעסיקים בדמי הביטוח הלאומי עבור שכר עובדיהם שמעל 60% מהשכר הממוצע. בתקופה האמורה ירד שיעור השתתפות המעסיק מ-5.93% ל-5.43%. מוצע לתקן את חוק הביטוח הלאומי לעניין שיעור דמי הביטוח הלאומי הנגבים ממעסיק עבור שכר העולה על 60% מהשכר הממוצע, ולקבוע כי הוא יועלה ב-0.47 נקודות

האחוז מיום 1 באפריל 2011. צעד זה צפוי להגדיל את הכנסות המוסד לביטוח לאומי בגין גביית דמי הביטוח הלאומי מהציבור בסכום של כ-490 מיליון ש"ח בשנת 2011 ובסכום נוסף של כ-290 מיליון ש"ח בשנת 2012.

הפחתה מדורגת של התקרה לתשלום דמי הביטוח הלאומי ודמי ביטוח הבריאות — בתכנית הכלכלית לשנים 2009-2010 נקבעה בהוראת שעה הגדלה של התקרה לתשלום דמי הביטוח הלאומי ודמי ביטוח הבריאות, כך שתעמוד על הסכום הבסיסי כפול 10 לשנים 2010-2009. מוצע לתקן את חוק הביטוח הלאומי באופן שתיקבע בו הפחתה מדורגת של התקרה כאמור, כך שבתקופה שבין 1 בינואר 2011 ליום 31 בדצמבר 2011 תעמוד התקרה על הסכום הבסיסי כפול 8 ובתקופה שבין 1 בינואר 2012 ליום 31 בדצמבר 2012 היא תעמוד על הסכום הבסיסי כפול 7. התיקון המוצע יגדיל את הכנסות המוסד לביטוח לאומי בשל גביית דמי ביטוח לאומי מהציבור בסך של כ-440 מיליון ש"ח בשנת 2011 ובסך של כ-350 מיליון ש"ח בשנת 2012 בהשוואה לשנת 2010. בנוסף, היקף הגבייה לדמי ביטוח הבריאות יגדל בהיקף של 180 מיליון ש"ח בשנת 2011 ובהיקף של 140 מיליון ש"ח בשנת 2012, בהשוואה לשנת 2010.

התפתחויות תקציביות לטווח הארוך

תקציב המדינה והכללים הפיסקאליים מתווים את המדיניות הכלכלית לשנים הקרובות ותומכים בשמירה על היציבות ועל האמינות התקציבית בטווח הקצר והבינוני. עם זאת, בעת קביעת המדיניות התקציבית והכללים הפיסקאליים, נלקחים בחשבון גם תהליכים ארוכי טווח הצפויים להשפיע על הכלכלה ועל החברה בישראל כמו גם על קיימות התקציב בטווח הארוך.

בחינת קיימות המדיניות הפיסקאלית מתאפיינת במספר היבטים:

- יכולתה של הממשלה לממן את התחייבויותיה הקיימות והצפויות.
- יכולתה של הממשלה לשמור על צמיחה כלכלית לאורך זמן.
- יכולתה של הממשלה לספק בעתיד שירותים ציבוריים ותמיכות בהיקף שאינו נופל מאלה הניתנים כיום (הוגנות בין-דורית).
- יכולתה של הממשלה לממן התחייבויות עתידיות בלא להעלות את נטל המס.

מאפייניה הייחודיים של ישראל, דוגמת הרכבה הדמוגראפי והסיכונים הגיאו-פוליטיים שהיא חשופה אליהם, מגבירים את חשיבות הפנמתם של תהליכי חשיבה ארוכי טווח בקביעת המדיניות הכלכלית וכנגזרת מכך — בתהליך התקצוב.

התפתחויות דמוגרפיות

ההתפתחויות הדמוגרפיות בישראל במהלך העשורים הקרובים צפויות להיות בעלות השלכות נרחבות על החברה ועל הכלכלה בישראל. התפתחויות אלה ייצרו אתגרים משמעותיים למדיניות התקציבית בטווח הארוך והן מחייבות

לנקוט מדיניות מתאימה בשלב מוקדם ככל האפשר. את ההתפתחויות הדמוגרפיות הצפויות ניתן לחלק לשני תהליכים משמעותיים מרכזיים:

תהליך הזדקנות האוכלוסייה – תהליך זה צפוי להביא לגידול משמעותי בחלקה של האוכלוסייה המבוגרת בישראל מתוך כלל האוכלוסייה. כך למשל, חלקה של האוכלוסייה בקרב גילאי 65 ומעלה צפויה לגדול מכ-10% מהאוכלוסייה בשנת 2010 לכ-14% בשנת 2030. באותה תקופה צפויה להצטמצם חלקה של האוכלוסייה עד גיל 20 מכ-36% לכ-32%. תהליך זה צפוי להתעצם בעשורים שלאחר מכן. להתפתחות זו תהיה השפעה מהותית על הרכב ההוצאה התקציבית והיא תחייב הגדלה של ההוצאה על תחומים דוגמת בריאות, סיעוד וקצבאות זקנה.



תחזית דמוגרפית לשנים 2030-2010
לפי קבוצות גיל
60%
50%
40%
30%
20%
10%
0%
2010
2015
2020
2025
2030
0-19
20-64
65+
נתוני הלשכה המרכזית לסטטיסטיקה

שינוי בהרכב האוכלוסייה – במקביל לתהליך הזדקנות האוכלוסייה צפוי לחול שינוי משמעותי גם בהרכב האוכלוסייה. חלקן של האוכלוסייה הלא יהודית ושל האוכלוסייה החרדית צפוי לגדול באופן ניכר, הן בכלל האוכלוסייה והן בקרב גילאי העבודה. שתי קבוצות אלה מתאפיינות, נכון להיום, בשיעורי השתתפות בעבודה ובפריון עבודה הנמוכים באופן משמעותי מזה של שאר האוכלוסייה. אם שני מאפיינים אלה לא ישתנו, תהיה לתהליך דמוגראפי זה השפעה שלילית מהותית על קצב הצמיחה של המשק וכתוצאה מכך – על רמת החיים בישראל. בנוסף, תהליך זה יעמיד בסימן שאלה את היציבות הכלכלית כתוצאה מירידה בהכנסות המדינה ממסים ומעלייה בהוצאות על תשלומי העברה. תהליך מעין זה יחייב העלאת מסים על אוכלוסייה קטנה והולכת, יביא לפגיעה משמעותית ביכולתה של הממשלה לספק שירותים איכותיים ועלול לייצר מתחים חברתיים ניכרים.

התפתחויות מרכיבי ההוצאה

במקביל לתהליכים הדמוגראפיים הצפויים, קיימים תהליכים תקציביים נוספים שיש לתת עליהם את הדעת. כך למשל, אחד המרכיבים העיקריים המשפיעים על ההוצאה התקציבית הנוכחית, קל וחומר על ההוצאה העתידית, הוא הפנסיה התקציבית. בסוף שנת 2009 נאמדה החבות האקטוארית של ממשלת ישראל לבדה, לעובדיה המבוטחים בפנסיה תקציבית ובכלל זה חיילים המשרתים בשירות קבע ונושאי משרה בפנסיה תקציבית, בערך נוכחי של כ-451 מיליארד ש"ח (לא כולל זכויות אשר עתידות להיצבר בגין האוכלוסייה הקיימת). הערך הנוכחי הכולל זכויות העתידות להיצבר בגין האוכלוסיות האמורות נאמד בכ-560 מיליארד ש"ח. יתרה מכך, שיעורי הגידול בתקציבים המיועדים לתשלומים בגין פנסיה תקציבית גבוהים משמעותית משיעור הגידול הצפוי בתקציב המדינה, זאת על אף סגירת מסגרת האוכלוסייה המבוטחת בפנסיה תקציבית בפני מצטרפים חדשים. לפיכך, חלק ההוצאה לגמלאות בתקציב צפוי לעלות באופן משמעותי על חשבון חלקם היחסי של נושאים אחרים בעלי חשיבות, כגון: חינוך, בריאות, רווחה, תשתיות ואחרים. מגמות התפתחות מרכזיות במרכיבי ההוצאה ניתן לראות גם בהוצאות השכר במגזר הציבורי ובתשלומי ההעברה המאופיינות במגמת גידול עקבית בשנים האחרונות.

מדיניות פיסקאלית בת-קיימא

קיימים אמצעים שונים שניתן לנקוט כדי לשפר את מידת היציבות התקציבית ארוכת הטווח ולהבטיח כי המדיניות הפיסקאלית הננקטת תהיה בת-קיימא. אמצעי מרכזי להתמודדות עם הצרכים התקציביים הצפויים להתפתח בעתיד הוא פינוי מקורות פנים תקציביים דוגמת הפחתה של החוב הציבורי. פעולה זו תאפשר לממן הוצאות תקציביות שיצמחו בעתיד בלי להעלות את נטל המס. כך למשל, שמירה על תוואי חוב יורד לאורך זמן תגביר את היציבות ואת האמינות התקציבית ותאפשר למשק הישראלי מרחב התמודדות גדול יותר עם משברים כלכליים עתידיים. שמירה כאמור תאפשר לצמצם את הוצאות הריבית הנוגסות נתח משמעותי מהתקציב ולפנות תקציבים אלה לצרכים אחרים.

בחינה של תרחישים אפשריים להתפתחות יחס החוב תוצר בטווח הארוך מעלה כי שמירה על תוואי גירעון תקציבי ממוצע של 1.0% תוצר (החל משנת 2014) תביא לירידה של החוב לשיעור הנמוך מ-60% תוצר לקראת סוף העשור ובטווח הארוך תוביל להתכנסות של יחס זה לרמה של כ-30%. לשם המחשה, אילו יחס החוב תוצר היה עומד על 60% תוצר (כנדרש באמנת מאסטריכט) היו מתפנים בשנת 2010 כ-9.2 מיליארד ש"ח מתשלומי הריבית. מנגד, שמירה על גירעון תקציבי של 2.0% תוצר על פני זמן (שמשמעותה אי עמידה בכלל תקרת הגירעון), תדחה את ההגעה ליחס חוב תוצר של 60% לעשור הבא, וחמור מכך, אף תעמיד בסימן שאלה את מחויבות המדיניות הפיסקאלית לפעול להתכנסות ליחס חוב תוצר הנמוך מרמה זו בעתיד. זאת, עקב קצב הירידה המתון של יחס החוב תוצר שיוביל לקפיצה של החוב אל מעבר לסף זה בכל מקרה של משבר כלכלי.

סימולציה להתפתחות החוב הציבורי כאחוז מהתוצר בטווח הארוך

לפי תוואיי גירעון שונים



גירעון של 2%
גירעון של 1%
איזון תקציבי
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2007
2009
2011
2013
2015
2017
2019
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2053
2055
2057
2059

הערה: הסימולציה מתבססת על קצב צמיחה של 3.5% לשנה בשנים 2020-2013, 3.3% עד 2030, 3.1% עד 2040, 3.0% עד 2050, 2.9% עד 2060 ואינפלציה של 2.0% לשנה החל משנת 2011. הכוונה בסימולציה אינה לשמירה על גירעון תקציבי של 1.0% בכל שנה ושנה אלא לשמירה על רמת גירעון זו לאורך מחזורי העסקים. כלומר, בשנים שתירשם בהן צמיחה גבוהה יירשמו בתקציב עודפים ואילו בשנות האטה, הגירעון התקציבי יוכל להיות גבוה יותר.

דוגמאות מרכזיות נוספות לפינוי מקורות הן צמצום חלקה של ההוצאה הביטחונית בתקציב; ניהול רמות ההוצאה בגין תשלומי השכר של המגזר הממשלתי והציבורי; ותשלומי ההעברה של הביטוח הלאומי ברמות שניתן לשמר אותן על פני זמן.

התנעת תהליך תכנון תקציבי לטווח ארוך

על מנת להתמודד עם המגמות הצפויות בטווח הארוך (דמוגרפיות, תקציביות ואחרות) נדרש ניתוח מעמיק של כל אחת מהמגמות ובניית מודל מאקרו כלכלי, ובו הנחות לגבי תוואי הצמיחה של כלכלת ישראל בטווח הארוך. זאת, בצד ניתוח התפתחויות של מרכיבי ההוצאה השונים, כגון ההוצאה לבריאות, חינוך, תשלומי העברה, תשתיות, שכר וגמלאות ובחינה של תרחישים שונים להתפתחויות המאקרו כלכליות ושל דפוסי ההוצאה השונים (בתרחיש 'עסקים כרגיל' ובתרחישים אחרים). ניתוח זה יאפשר זיהוי מוקדם של תהליכים ארוכי טווח אשר עשויים לפגוע בכושר הצמיחה של המשק הישראלי וביכולתה של הממשלה לספק, לאורך זמן, רמה סבירה של שירותים לאזרחיה.

מדינות רבות הובילו בשנים האחרונות תהליכי ניתוח מקיפים של מידת הקיימות הפיסקאלית לטווח הארוך של כלכלותיהן בהתחשב בתהליכים המאקרו כלכליים ובמאפיינים הדמוגראפיים הייחודיים להן. תהליכים אלה משתלבים כיום במסגרת תהליכי קבלת ההחלטות ועיצוב המדיניות הכלכלית-חברתית ותורמים להפנמת חשיבה ארוכת טווח ולאימוץ צעדי מדיניות בעלי השלכות בין-דוריות.

תהליך הניתוח של ההתפתחויות התקציביות לטווח הארוך בכלכלת ישראל צפוי להתקיים במהלך שנת 2011, כמהלך תשתיתי שיסייע לגיבוש המדיניות הכלכלית-חברתית לשנים הקרובות. יצוין כי שלב חשוב בתהליך זה כבר החל במסגרת עבודתה של הוועדה לבניית מנגנון לאיזון אקטוארי של הוצאות המוסד לביטוח לאומי, כמפורט לעיל, והוא צפוי להתרחב בשנה הבאה לניתוח של מרכיבי הוצאה נוספים; ובמסגרת התהליכים שמקדמת הממשלה לעידוד השתלבותם המלאה של אוכלוסיות המיעוטים והחרדים בשוק העבודה במקביל לצעדים שיבטיחו גידול בפריון העבודה שלהן.

אי שוויון

להתפתחויות הדמוגרפיות ארוכות הטווח, בצד שיעורן הגדל של אוכלוסיות המאופיינות בשיעורי השתתפות נמוכים בשוק העבודה, השפעה ישירה גם על המגמות הצפויות בתחום אי השוויון והפערים החברתיים.

במדד ג'יני לאי שוויון לפי הכנסה כלכלית (הכנסה מעבודה, מהון ומפנסיה לפני הפחתת מסים ישירים והוספת תשלומי העברה) נרשמת מאז שנת 2003 ירידה עקבית. ירידה זו נמשכה גם בשנת 2008. אי השוויון בישראל, הנמדד באמצעות מדד ג'יני, נמצא במגמת עלייה מאז אמצע שנות התשעים של המאה הקודמת. תהליך זה הביא את אי השוויון בישראל, כמו גם את מימדי העוני (הנגזרים מרמת אי השוויון) לרמה מהגבוהות בין המדינות המפותחות. בשנת 2007 נרשמה ירידה ראשונה, מזה כעשור, במדד ג'יני לפי הכנסה נטו (ההכנסה לאחר תשלומי העברה ומסים ישירים), אך ב-2008 נרשמה עלייה קלה שקיזזה חלק מהירידה שנרשמה בשנת 2007. עלייה זו החזירה את מדד ג'יני לרמה הנמוכה במעט מזו שנרשמה בשנת 2005. במקביל, בשנת 2008 נרשמה יציבות בשיעור המשפחות העניות לאחר ירידה קלה שנרשמה בשיעורי העוני בשנתיים הקודמות.

מדד ג'יני לאי שוויון, 2008-1979


0.55
0.50
0.45
0.40
0.35
0.30
0.25
1979
1980
1981
1982
1983
1984
1985
1986*
1987*
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000*
2001*
2002
2003
2004
2005
2006
2007
2008
לפי הכנסה כלכלית
לאחר תשלומי העברה ומסים ישירים

צמצום הפערים הכלכליים ואי השוויון במשק הוא אתגר הדורש נקיטת אמצעי מדיניות מגוונים לאורך זמן. האמצעי המרכזי לשיפור מצבן של השכבות החלשות, לטווח הארוך, הוא שיפור מערכת החינוך על רבדיה השונים וצמצום פערי ההשכלה וההון האנושי הרחבים הקיימים בין קבוצות האוכלוסייה השונות. תהליך זה יאפשר לקבוצות השונות באוכלוסייה למצות את כישוריהן, יגביר את הניידות הכלכלית הבין-דורית ויצמצם חיכוכים חברתיים. במקביל ננקטות פעולות לצמצום הפערים כבר בטווח הקצר, וזאת באמצעות תמיכה בשילובן של קבוצות בעלות שיעור השתתפות נמוך בשוק העבודה. בין פעולות אלה ניתן למנות את הרחבת התקציבים למעונות יום; פריסה ארצית של התכנית לשילוב מקבלי גמלאות בעבודה במתווה התכנית הניסיונית "אורות לתעסוקה"; הרחבת תכנית מס הכנסה שלילי; ומדיניות תומכת תעסוקה בתחום תשלומי ההעברה, שבבסיסה צמצום התמריצים השליליים ליציאה לשוק העבודה. בצד זאת הוגדלה התמיכה הממשלתית באוכלוסיית הקשישים אשר תורמת אף היא לצמצום אי השוויון והעוני.

פרק ב – העמקת היתרונות היחסיים בתחום ההון האנושי והתעשיות המתוחכמות

המו"פ והתעשייה

התעשייה עתירת הידע היא ענף מרכזי, ממובילי הצמיחה של המשק הישראלי. חשיבות הענף באה לידי ביטוי, בין היתר, בתרומתו הגבוהה לתוצר, לצמיחת המשק ובכלל זאת לייצוא, לתעסוקה ולמשיכת השקעות זרות וכן בהשפעתו על ענפי משק נוספים (Spillover).

בשנת 2009, עמד משקל ייצוא התעשיות עתירות הידע בישראל על 41.2% מסך הייצוא. מספר המועסקים בתעשייה זו בשנת 2008 עמד על כ-268 אלף וחלקם מכלל המועסקים בסקטור העסקי עמד על כ-14%.

ההוצאה הלאומית למחקר ופיתוח בישראל כאחוז מהתמ"ג היא הגבוהה בעולם ועמדה על 4.9% לשנת 2008.

על אף ההצלחה הרבה שרשמה תעשייה זו לאורך שני העשורים האחרונים, ניתן לזהות כיום מספר סימנים לשחיקה ביכולת צמיחתה בעתיד בכלל זאת: שכר עבודה גבוה ביחס למשקים מתעוררים, מחקר אקדמי עם פוטנציאל יישומי שאינו מנוצל, ירידה במספר מקבלי התארים במדעים ובהנדסה, עלייה במספר הסטודנטים הישראלים הנשארים בחו"ל לאחר תום לימודיהם, היעדר מיקוד בתמיכה הממשלתית למחקר ופיתוח, תלות גדולה של התעשייה בענפי ה-ICT (Information and Communication Technologies), חדירה מוגבלת לתחומים חדשים, גידול בהשקעות במחקר ופיתוח במשקים מתעוררים, תעשיית קרנות הון סיכון המבוססת באופן כמעט מוחלט על הון זר המתקשה בגיוס משקיעים, ומיעוט בהצמחת חברות גדולות במשק הישראלי. בנוסף ראוי לציין כי היקף ההשקעות בתעשייה זו מושפע רבות מהמשבר הכלכלי העולמי ובהתאם לכך ניתן לראות בשנתיים האחרונות רמת השקעות נמוכה בתעשייה.

הרחבה ושכלול של סל הכלים הממשלתי בתחום המו"פ והתעשיות עתירות הידע

במסגרת התכנית הכלכלית לשנים 2012-2011 מוצעים מספר כלי מדיניות אשר מטרתם לחזק ולהעצים את התעשייה עתירת הידע תוך התמודדות עם סימני השחיקה בתעשייה וחיזוקה בכל שלבי התפתחותה, החל משלבי המחקר הבסיסי באקדמיה ובמכוני המחקר וכלה בביסוס ובהצמחה של חברות גדולות.

במסגרת התכנית הכלכלית, החליטה הממשלה על הקמתו של מסלול חדש למדען הראשי במשרד התמ"ת ולתמיכה במחקר אקדמי בעל פוטנציאל יישומי, אשר יענה על החסמים שבגיוס תקציבים למחקר בשלביו המוקדמים, בשל רמת הסיכון הגבוהה הגלומה בהם. כמו כן הוחלט על חיזוקם של הכלים הקיימים הפועלים למטרה זו.

בשלבי המחקר והפיתוח של חברות צעירות, קבעה הממשלה עקרונות לעדכון ולהתאמת כלי התמיכה שמספק המדען הראשי במשרד התמ"ת לצורך התאמתם למצב התעשייה עתירת הידע, וכן מוצעים כלים לעידוד השקעות פרטיות בחברות מו"פ בשלבים אלו. בנוסף, מוצעים כלים לביסוס ולהצמחה של חברות גדולות אשר יפעלו בישראל.

במטרה להקטין את ההתבססות הגדולה של התעשייה עתירת הידע על הון זר, ומתוך כוונה להגדיל את היקף ההשקעות בתעשייה, אשר ירד בצורה משמעותית בעקבות המשבר הכלכלי העולמי, קבעה הממשלה כי יגובש מנגנון להשתתפות המדינה בחלק מהסיכון הגלום בהשקעות בתעשייה זו, כדי לעודד את המשקיעים המוסדיים הישראלים להשקיע בקרנות הון סיכון הפועלות בישראל.

בנוסף, על מנת להרחיב פעילות התעשייה בישראל לתחומים חדשים הוחלט להקים מסלול חדש לתמיכה במחקר ופיתוח לתעשייה הפיננסית הבין-לאומית.

במטרה לקדם את התעשייה עתירת הידע והחדשנות בישראל, קבעה הממשלה, במסגרת התכנית הכלכלית, כי שר התמ"ת ימנה גורם במשרדו אשר ייעץ לממשלה בנושא זה באופן קבוע, יעקוב אחר התהליכים המרכזיים בתעשייה עתירת הידע, ינתח את משמעותם וימליץ לממשלה על המדיניות הרצויה לקידום נושא זה.

כצעד משלים לכל האמור לעיל הוחלט להגדיל משמעותית את בסיס התקציב של המדען הראשי במשרד התמ"ת ל-1.3 מיליארד ש"ח בכל אחת מהשנים 2012-2011 (לעומת כ-1 מיליארד בשנת 2010).

הגברת היתרון היחסי בתעשייה ומתן עדיפות לפריפריה

הייצוא התעשייתי מהווה כ-24% מהתוצר העסקי. התעשייה היא המעסיק הגדול ביותר בסקטור העסקי ומשקלה, מתוך סך המועסקים במגזר העסקי, עמד בממוצע על כ-22% בין השנים 2009-2004, לעומת משקל של מעט פחות מ-20% לשירותים העסקיים, וכ-19% לענפי מסחר.

משקלה של התעשייה כמחוללת תעסוקה בפריפריה גבוה עוד יותר. כך למשל, 35% מכלל המועסקים בסקטור העסקי בפריפריה מועסקים בתעשייה, לעומת 20% במסחר הסיטונאי והקמעוני ו-11% בשירותים העסקיים.

כחלק מהמאמצים לעידוד הצמיחה, מעניקה הממשלה תמריצים לביצוע השקעות במטרה להגדיל את כושר הייצור של המשק ולבסס את היתרונות התחרותיים של התעשייה הישראלית. הכלים המרכזיים שנעשה בהם שימוש להשגת יעדים אלו הם מענקי המדען הראשי להשקעות במחקר ופיתוח ומסלולי המענקים והטבות המס הניתנים מכוח החוק לעידוד השקעות הון, התשי"ט 1959- (להלן — החוק). תמריצים אלו מגבירים את האטרקטיביות של המשק הישראלי בתחרות הבין-לאומית על הון מקומי והון זר להשקעות ולפיתוח. כמו כן, באמצעות מערכת התמריצים הקבועה בו, החוק מעודד פיזור מאוזן יותר של האוכלוסייה בשטח המדינה ומעודד את חיזוק הפריפריה.

עם זאת, מחקרים שבחנו את החוק לאורך השנים הצביעו על חוסר יעילות בהקצאת המשאבים בהתאם להוראות החוק. בתוך כך הצביעו המחקרים על עיוות בהקצאת המקורות מצד התעשייה בשל התמקדות מסלולי התמיכה בהשקעות הון תוך העדפת השקעות בהון פיסי על פני השקעות בתחומים אחרים, כגון במסלולים התומכים בהגדלת פריון העובדים בתעשייה. סוגיה עיקרית נוספת נוגעת למסלול הטבות המס, אשר נאמד בשנת 2008 בהיקף של כ-6 מיליארד ש"ח. מסלול זה מתאפיין ברמת סרבול ומורכבות ומהיעדר שקיפות ובהירות. כל אלו גורמים להדרה של

תעשיינים רבים ממסלול ההטבה ולצמצום פוטנציאל התרומה שלו לפיתוח התעשייה. באופן כללי, מסלול המס מביא למיקוד ההטבות במספר מצומצם של מפעלים הממוקמים ברובם במרכז הארץ.

בנוסף להיבטים שנסקרו לעיל, מסלול הטבות המס הקיים כיום מאפשר מתן הטבות לקבוצת מפעלים, ובחינה כלכלית מביאה למסקנה שאין מקום להטבות כאמור. במסגרת הטבות המס ניתנות כיום הטבות עודפות למשקיעי חוץ על פני משקיעים ישראלים, וניתנות הטבות מיסוי לחברות המתבססות על מחצבי טבע לצורך יצירת הכנסת וכן לחברות בבעלות ממשלתית מלאה. מבחינה כלכלית, היעילות הכלכלית בהקצאת המשאבים נפגעת כאשר מוענקות הטבות מיסוי בהיקפים נרחבים לחברות שמידת עצמאותן בקבלת ההחלטה בדבר ההשקעה והפעילות בישראל היא מוגבלת ונתונה למעשה לממשלה, כדוגמת החברות הממשלתיות. יתרה מכך, היעילות הכלכלית במתן הטבות מס למפעל שהכנסתו מבוססת על ניצול אוצרות הטבע של המדינה (ולכן אינו נדרש לתמריץ לצורך פעילותו בישראל) נמוכה גם היא באופן יחסי.

תוצאת המדיניות הננקטת מכוח החוק במתכונתו הנוכחית התגלתה, אם כן, ברמת הון גבוהה לעובד בתעשייה הישראלית שאיננה באה לידי ביטוי ברמת התוצר לעובד; ברמה נמוכה של חדשנות, וברמה נמוכה של פריון בתעשייה המסורתית. בנוסף, נמצא כי יעילות החוק בהשגת מטרת חיזוק הפריפריה היא מוגבלת למדי.

בשל האמור לעיל ובהתאם להנחיית שר האוצר ושר התמ"ת, הוקמה ועדה בין-משרדית בראשות המנהלים הכלליים של משרד האוצר ומשרד התמ"ת לבחינת מטרות החוק ולמתן המלצות לעדכון כלי המדיניות המופעלים מכוחו.

בהמשך להמלצות הוועדה ובמסגרת התכנית הכלכלית, מוצע לעדכן את חוק עידוד השקעות הון באופן הבא:

- עדכון מטרות החוק בהתאם לשינויים שחלו במאפייני המשק הישראלי תוך שימת דגש על עידוד השקעות בעלות ערך מוסף של חדשנות וחיזוק רמת התחרותיות של התעשייה הישראלית.
- מתן גמישות למִנהלת מרכז ההשקעות לקבוע מסלולי תמיכה נוספים למסלול הקיים במגוון של השקעות, לרבות השקעות בהון אנושי ובהתאם למאפייני התעשייה בכל נקודת זמן.
- תיעדוף הפריפריה באמצעות מסלול המענקים.
- פישוט מסלול המס וקביעת שיעורי מס אחידים שיחולו על כלל ההכנסות של החברות המוטבות ומתן עדיפות לפריפריה על ידי הקטנת שיעור המס המוטב לחברות בפריפריה.
- ביטול העיוותים על ידי מיקוד הקצאת המשאבים במסלול המס באמצעות מניעת הטבות מס עודפות למשקיעי חוץ, החרגתן של תעשיות המבוססות על כריית מחצבי טבע, לרבות נפט וגז טבעי, וכן חברות נוספות אשר נמצא כי אין מקום להעניק להן תמריצים באמצעות הטבות מס, כגון חברות הנמצאות בבעלות המדינה.
- התאמת מסלול מיסוי ייעודי במטרה לעודד חברות ענק לפעילות בישראל.

ההון האנושי

החינוך

החינוך הוא המפתח העיקרי לצמצום הפערים וליצירת הזדמנויות תעסוקה. מחקרים שנערכו בארץ ובחו"ל מראים כי רמת ההשכלה מתואמת עם רמת השכר באופן חיובי ומובהק.

הישגי התלמידים בישראל במבחנים הבין-לאומיים נמוכים מההישגים ברוב המדינות המערביות. כך לדוגמה, במבחן ה-TIMSS דורגה ישראל במקום ה-24-25 בקרב המדינות שנבחנו וכן התגלו פערים גדולים בין המגזרים השונים. תוצאות מבחני ה- PISA משנת 2006, מלמדות כי לא זו בלבד שהישגי התלמידים הישראלים נמוכים מהישגי התלמידים במדינות המפותחות, גם אחוז המצטיינים בישראל נמוך יותר מממוצע המצטיינים במדינות ה-OECD.

על פי נתוני משרד החינוך, כ-50% מהתלמידים במערכת החינוך בשלב היסודי בשנת 2010 הם חרדים או בני מיעוטים ושיעורם צפוי לגדול עם השנים. כמצוין לעיל, תהליכי השינוי בהרכב אוכלוסיית התלמידים לא לוו בתהליכים שיבטיחו שוויון הזדמנויות והקנייה של "ארגז הכלים" הנדרש לצורך השתלבותם העתידית בשוק העבודה.

הישגי התלמידים לצד הפערים בין קבוצות האוכלוסייה השונות והמגמות הדמוגראפיות, מציבים אתגרים משמעותיים בפני מערכת החינוך בהיבט של צמצום פערים ושיפור ההישגים תוך הקניית הידע והמיומנויות הנדרשות לצורך השתלבות בשוק העבודה.

אתגרים אלו מקבלים ביטוי במסגרת סדרי העדיפויות התקציביים של הממשלה ובמסגרת השינויים המבניים המוצעים בתכנית הכלכלית לשנים 2012-2011.

סך התוספות לתקציב משרד החינוך עומד על כ-2.5 מיליארד ש"ח בשנת 2011 וכ-1.4 מילארד ש"ח נוספים בשנת 2012.

להלן עיקרי השינויים:
הצעות תקציב מערכת החינוך לשנים 2012-2011 כוללות תוספת בסך של כ-620 מיליון ש"ח להמשך יישום רפורמת "אופק חדש" במערכת החינוך. במסגרת "אופק חדש" מחויב כל מורה ללמד חמש שעות פרטניות בשבוע שמטרתן, בין היתר, תגבור מקצועות הליבה לתלמידים מתקשים. לצד זאת מוקצים כ-100 מיליון ש"ח, בנוסף לכ-130 מיליון ש"ח שכבר הוקצו למטרה זו, לתוספת שעות לימוד לכיתות א וכיתות ב במטרה להקטין את גודל קבוצות הלימוד במקצועות היסוד בכיתות אלו.

בשנים 2010-2009 התווספו לבסיס תקציב משרד החינוך 370 מיליון ש"ח עבור התכנית האסטרטגית של משרד החינוך. תכנית זו נועדה להביא לשיפור הישגים לימודיים במבחני המיצ"ב ובמבחנים הבין-לאומיים על ידי שיפור מיומנויות שפת אם, מתמטיקה ומדעים; להעלאת שיעור הזכאים לתעודת בגרות מלאה; לצמצום פערים; לחיזוק הערכים הדמוקרטיים והחברתיים, להעמקת הזהות היהודית ועוד.

לצד המשך תכנית ההישגים, משרד החינוך צפוי להתחיל בשנת 2011 ביישום תכנית שמטרתה לתקשב את מערכת החינוך. תכנית התקשוב נועדה ליצור את התנאים להתפתחותה של פדגוגיה חדשנית בבתי הספר מתוך הטמעה של טכנולוגיית מידע.

לשם מימוש תכנית ההישגים ותכנית התקשוב נוספו 410 מיליון ש"ח לתקציב משרד החינוך בשנת 2011 ועוד כ-140 מיליון ש"ח בשנת 2012, זאת בנוסף לתוספת של 80 מיליון ש"ח בהרשאה להתחייב להמשך תכנית התקשוב.

במערכת החינוך העל יסודית מוקצים, בהתאם להחלטת ממשלה 4018 מיום 24 באוגוסט 2008, בכל שנת לימודים, החל משנת הלימודים התש"ע וכלה בשנת הלימודים תשע"ט 30 מיליון ש"ח לצורך תוספת שעות לימוד. כמו כן, החל משנת הלימודים תשע"א מוקצים כ-200 מיליון ש"ח בכל שנת לימודים עבור הקטנת מספר התלמידים בכיתה (זאת בנוסף ל-180 מיליון ש"ח שהוקצו עד לשנת הלימודים התשע"א).

כמו כן נוספו 150 מיליון ש"ח בשנים 2012-2011 לחידוש מוסדות חינוך וכן 50 מיליון ש"ח לשם הקמת מרכזים טכנולוגיים בפריפריה בשיתוף עם התעשייה, לשימוש בחינוך הטכנולוגי.

מהלכים אלו נועדו לסייע בצמצום הפערים הלימודיים הקיימים בין תלמידים הבאים מרקע שונה. יחד עם זאת, ישנן עדויות רבות על היעדר קשר בין ההוצאות לתוצאות בחינוך. על כן, האתגר העומד בפני מערכת החינוך הוא אתגר ניהולי הכולל שימוש מושכל במשאבים וקביעת סדרי עדיפויות, שיובילו לשיפור התפוקות ולעמידה ביעדים שהוגדרו על ידי משרד החינוך.

לאור זאת, לצד התוספות התקציביות המוצגות, משרד החינוך מקדם שינויים שנועדו ליצור תשתית ארגונית תומכת לשיפור ההישגים, כמפורט להלן:

העצמת מעמד המנהל – המנהלים הם מנהיגי בית הספר והם מובילים את העשייה החינוכית. הרחבת סמכויות המנהלים וקבלת החלטות בדרג הקרוב יותר לתלמיד ולצרכיו מביאים להעלאת ההישגים החינוכיים. על מנת להגביר את הסמכות ואת אחריות המנהל, הוסכם על הקמת צוות בראשות מנכ"ל משרד החינוך שיפעל ליישום ההחלטה בהיבט של הקצאת תקציב עבור תלמיד ישירות לבית ספר, קביעת תכניות עבודה על ידי מנהל בית הספר ויישומן, הקמת ועדת היגוי מלווה ודיווח של המנהל אודות הכנסות, הוצאות, מערכת שעות ועוד.

הרחבת אזורי הרישום – מחקרים מצאו כי פתיחה מבוקרת של אזורי הרישום מביאה לשיפור בהישגי התלמידים. חוקרים טוענים כי הבחירה המבוקרת מגבירה את מעורבות ההורים וזו תורמת אף היא לשיפור הישגי התלמידים. לאור זאת החליטה הממשלה כי משרד החינוך יפעל לאפשר לרשויות להרחיב את אזורי הרישום בהן, כך שתתאפשר בחירת בתי ספר על פי מודל שיבטיח מתן שוויון הזדמנויות. עוד הוחלט כי בתי ספר לא יוכלו למיין תלמידים.

הבנייה מחדש של כלי הניהול במערכת החינוך – על מנת לשקף תמונה רחבה אודות מאפייני בתי הספר השונים, בפרט בהיבטים של התשומות המועברות לבית הספר על ידי המדינה, מוסכם כי משרד החינוך יקים מערכת נתונים

אינטגרטיבית במשרד החינוך, וזו תרכז את נתוני התשומות והתפוקות במערכת שתכלול גם נתונים מהרשויות המקומיות ומהבעלויות השונות.

ההשכלה הגבוהה

ההון האנושי בכלל וההשכלה הגבוהה בפרט, הם אחד מהיתרונות המרכזיים של המשק הישראלי ומקור הצמיחה שלו לאורך השנים.

בעשור האחרון, בצד הרחבת הנגישות למערכת ההשכלה הגבוהה והעלייה בשיעור מקבלי התארים האקדמיים, ניכרת מגמת שחיקה בהישגי המערכת, באיכות ההוראה וברמת תוצריה המחקריים. כך למשל, ניכרת מגמת עלייה ביחס סטודנטים/סגל במערכת ההשכלה הגבוהה המשפיעה באופן ישיר על איכות ההוראה. סימני שחיקה נוספים ניתן למצוא בקיטון מספרם המוחלט של אנשי הסגל, הנובע בחלקו מתופעת 'בריחת המוחות' ובעליית הגיל הממוצע של אנשי הסגל האקדמי הנובע, בחלקו, מקליטה של אנשי סגל חדשים בהיקף נמוך מזה שהיה נהוג בעבר. יצוין כי לתהליכים אלה של התבגרות הסגל האקדמי בישראל השפעה שלילית על פוטנציאל החדשנות המחקרית של מערכת ההשכלה גבוהה, זאת בין היתר לאור מחקרים המעידים כי גילאי הפריון המדעי הגבוה ביותר הם 37-35, ואילו הגיל הממוצע בישראל עומד כיום על כ-55.

סימני שחיקה משמעותיים נוספים ניכרים בתחום המחקר האקדמי. סימנים אלה באים לידי ביטוי, בין היתר, בהקטנת מחלקות המחקר באוניברסיטאות ובפיזור מאמצי המחקר. מבין הגורמים לצמצום היקף המחקר ניתן למנות את שיטת התמריצים המונהגת במודל התקצוב הנוכחי ואת צמצום התקציב הפנוי של האוניברסיטאות בשל הגידול בתשלומי הפנסיה התקציבית.

מספר שינויים שהתרחשו בתקופה האחרונה במערכת ההשכלה הגבוהה יוצרים את התנאים המתאימים לרפורמה כוללת בהשכלה הגבוהה בישראל, בכללם: התחזקות ות"ת כגורם מוביל במערכת; הכרת המוסדות להשכלה גבוהה בחיוניות ובכורח לבצע שינוי; פרישה טבעית גבוהה של אנשי סגל היוצרת הזדמנות להשפיע על מצוינות הסגל, על תמהיל התחומים, על גיל הנקלטים וכו'; ומיצוי יחסי של מהלך הגברת הנגישות המאפשר להתמקד בשיפור המצוינות.

הרפורמה בהשכלה הגבוהה, שתתבטא בין היתר בתכנית רב-שנתית שסוכמה בין ות"ת ומשרד האוצר, כוללת מרכיבים שמטרתם לקדם את המערכת לעמידה ביעדי המצוינות. אלה כוללים: הגדלת חלקו היחסי של תקציב המחקר התחרותי, שינוי מודל התקצוב של ות"ת באמצעות הצבת תמריצי מצוינות, קליטת סגל מצטיין, שיפור תשתיות הוראה ומחקר והפניית משאבים נוספים למערכת מכלל המקורות, בין היתר באמצעות הסדרת סוגיית הפנסיה התקציבית במערכת ההשכלה הגבוהה. הרפורמה כוללת תוספת תקציבית למערכת ההשכלה הגבוהה בסכום כולל של 7.5 מיליארד ש"ח לאורך שנות יישום התכנית ויחלו ביישומה משנת הלימודים תשע"א.

פרק ג – טיפול בשוק העבודה והרחבת מעגל המועסקים במשק

רקע ותיאור הבעיה

שוק העבודה הישראלי צלח את המשבר העולמי שהחל בסוף שנת 2008 עם עלייה מתונה בשיעור האבטלה בהשוואה ליתר המדינות המפותחות. החל מהמחצית השנייה של 2009 מסתמנת התאוששות בשוק העבודה המתבטאת בירידה בשיעור האבטלה. מגמה זו נמשכה במחצית הראשונה של שנת 2010. עם זאת, אחת מבעיות היסוד במשק הישראלי היא שיעור ההשתתפות הנמוך באופן משמעותי, בהשוואה למדינות המפותחות בעולם, ומגמת הגידול הדמוגראפי המואץ של אוכלוסיות בעלות שיעור השתתפות נמוך בשוק העבודה.

הגדלת שיעור ההשתתפות בשוק העבודה במשק, במיוחד בקרב אוכלוסיות מעוטות השתתפות, היא אחד הכלים המרכזיים הן להגדלת הצמיחה במשק והן לצמצום העוני ולהקטנת הפערים. לשם המחשה, תחולת העוני בישראל בקרב משקי בית בעלי שני מפרנסים או יותר עומדת על כ-3% בלבד, זאת לעומת תחולת העוני בקרב משקי בית ללא מפרנס העומדת על כ-70%.

הגדלה משמעותית של שיעור ההשתתפות בישראל מצריכה יישום תכנית כוללת, לרבות שינויים מבניים מהותיים לשם מיצוי פוטנציאל הצמיחה במשק.

בשנת 2008 עמד שיעור ההשתתפות הממוצע במדינות ה-OECD בקרב גילאי 64-25 על 76.1%, ובארה"ב על 79.2%, בהשוואה ל-74.9% בלבד בישראל. לבד מאוכלוסיית הנשים היהודיות שאינן חרדיות, כלל המגזרים בישראל מאופיינים בשיעורי השתתפות ותעסוקה נמוכים בהשוואה למקובל במדינות ה-OECD. עם זאת, אוכלוסיית הגברים החרדים ואוכלוסיית הנשים הערביות מאופיינות בשיעורי השתתפות ותעסוקה נמוכים באופן ניכר בהשוואה ליתר האוכלוסיות בישראל ולמקובל במדינות ה-OECD.

שיעור האבטלה, שהגיע לשיא של 10.9% במחצית השנייה של 2003, ירד ל-8.4%, ל-7.3% ול-6.1% בשנים 2006, 2007 ו-2008 בהתאמה. בעקבות המשבר השתנתה המגמה, ובשנת 2009 עלה שיעור האבטלה ל-7.6%. עם זאת, החל מהמחצית השנייה של שנת 2009 החלה להסתמן התאוששות בשוק העבודה. שיעור האבטלה במחצית השנייה של 2009 עמד על 7.5% ושיעור האבטלה במחצית הראשונה של 2010 עמד על 6.6%.

על מנת לבחון את התמונה הכוללת ביחס לשוק העבודה בישראל, יש לבחון את שיעורי התעסוקה של האוכלוסיות השונות. שיעור התעסוקה מביא בחשבון הן את שיעורי ההשתתפות והן את שיעורי האבטלה. שיעור התעסוקה בקרב גילאי העבודה העיקריים (64-25) ירד מ-71% בשנת 2008 ל-69.9% בשנת 2009 והוא נמוך באופן משמעותי בהשוואה למדינות המפותחות. כך לדוגמה, בשנת 2008 עמד שיעור התעסוקה הממוצע במדינות ה-OECD בקרב גילאי 64-25 על 72.3%. שיעורי תעסוקה נמוכים במיוחד ניכרים בקרב שתי קבוצות אוכלוסייה בישראל: גברים חרדים (שיעור תעסוקה בקרב גילאי 64-25 של 40.4% בשנת 2008) ונשים ערביות (שיעור תעסוקה בקרב גילאי 64-25 של 23% בשנת 2008).

שיעורי התעסוקה בקרב גילאי 25-64, לפי מגדר וסוג אוכלוסייה שנת 2008


ממוצע OECD
השאר
ערבים
חרדים
100%
80%
60%
40%
20%
0%
83%
82%
74%
40%
62%
74%
23%
57%
72%
77%
48%
48%
גברים
נשים
סך הכול

מקור: נתוני סקר כ"א 2008

החסמים העיקריים הניצבים בפני שילוב בעבודה של גברים חרדים הם החסם החוקי (המגבלות על עבודה לגבי מי שחל עליו הסדר דחיית שירות מכוח חוק דחיית שירות לתלמידי ישיבות שתורתם אומנותם, התשס"ב – 2002), החסם הכלכלי-תרבותי (השכר האלטרנטיבי לשכר העבודה של מי שלומד בכולל) והיעדר השכלת יסוד מספקת. החסמים העיקריים בפני שילוב בעבודה של נשים ערביות הם היעדר נגישות מספקת לאמצעי תחבורה, חסם כלכלי-תרבותי, בכלל זה הטיפול בילדים וכן היעדר הון אנושי תעסוקתי מספק.

חשוב לציין כי בשל מגמת הגידול הדמוגראפי המואץ בקרב אוכלוסיות בעלות השתתפות מועטה יחסית בתעסוקה, הרי שאם כל קבוצת אוכלוסייה תשמור על שיעור התעסוקה הנוכחי, שיעור התעסוקה הכללי ירד ב-2 נקודות האחוז בשנת 2020, ירידה בעלת פגיעה מהותית בתוצר. בנוסף על כך, קיימים פערי שכר משמעותיים בין מועסקים יהודים לא חרדים לבין מועסקים ערבים וחרדים.

יעדי המדיניות

לצורך קידום הטיפול הממשלתי בשוק העבודה ולשם העלאת שיעורי התעסוקה במגזרים השונים, הקים שר התמ"ת את "הוועדה לבחינת מדיניות תעסוקה" בראשות המשנה לנגיד בנק ישראל, פרופסור צביקה אקשטיין (להלן: 'ועדת התעסוקה'). ועדת התעסוקה המליצה על קביעת יעדי תעסוקה גבוהים לטווח הארוך במטרה לפעול לצמצום פערים

ולמיצוי פוטנציאל הצמיחה במשק. כן המליצה הוועדה על שורת צעדים שיש לנקוט כדי להשיג יעדים אלה, לרבות קידום שינויים מבניים ויישום תכניות שמטרתן לעודד תעסוקת ישראלים, תוך מיקודן באוכלוסיות מעוטות השתתפות.

משמעותם של יעדי התעסוקה היא הגעה לרמות התעסוקה של המדינות המפותחות בעולם ותוספת של כ-33 אלף עובדים בשנה מעבר לתוספת העובדים בשל הגידול הטבעי של האוכלוסייה. תוספת העובדים מתואמת עם גידול של כ-0.5-1 נקודות האחוז בצמיחת התוצר בשנה (תוספת של כ-7.5-3.75 מיליארד ש"ח לתוצר בשנה), דהיינו היא מהווה אחד ממנועי הצמיחה המשמעותיים ביותר של המשק הישראלי.

בהתאם לכך, יעדי התעסוקה כוללים יעדי משנה, לרבות יעדים פרטניים לאוכלוסיות מעוטות השתתפות, והם קובעים את החלוקה הבאה של תוספת המועסקים לפי סוגי אוכלוסייה שונים: כ-42% תוספת תבוא ממועסקים חדשים במגזר המיעוטים ובמגזר והחרדי, כ-11% מאוכלוסיית אנשים עם מוגבלויות וכ-46% מיתר האוכלוסייה (בדרך של הגדלת שיעור ההשתתפות, צמצום שיעור האבטלה והגדלת התעסוקה בקרב אוכלוסיות כגון עולים מאתיופיה ומרוסיה, תושבי פריפריה ומקבלי גמלאות קיום בקרב גילאי העבודה).

יש לציין כי יעדי התעסוקה שנקבעו על ידי ועדת אקשטיין ואשר אומצו על ידי הממשלה במסגרת התכנית הכלכלית, הם יעדים שאפתניים ומאתגרים המחייבים הובלת שינויים מבניים עמוקים ומורכבים בשוק העבודה. ללא יישום שינויים אלו, קידום תכניות ממוקדות לעידוד תעסוקת אוכלוסיות מעוטות השתתפות והגדלת הכדאיות להשתלב בעבודה לנוכח אלטרנטיבת אי ההשתתפות, לא ניתן יהיה להשיג את היעדים ולהגיע לרמות התוצר לנפש של 15 המדינות המפותחות ביותר.

אמצעי המדיניות

כדי להגשים את יעדי התעסוקה ולשפר את פוטנציאל הצמיחה של כלל המשק תוך צמצום הפערים החברתיים, מוצעים, במסגרת התכנית הכלכלית, שורה של כלים בשוק העבודה שמטרתם המשך קידום מדיניות תומכת צמיחה בדגש על הגדלת שיעור ההשתתפות בכוח העבודה ועידוד תעסוקה בקרב אוכלוסיות מעוטות השתתפות. בכלל זאת החליטה הממשלה, במסגרת התכנית הכלכלית, על יישום מספר שינויים מבניים הנדרשים לצורך הגשמת יעדי התעסוקה, לרבות שינוי מבנה הרגולציה במשרד התמ"ת, שיפור מערך ההכשרה המקצועית, הגברת אפקטיביות מבחן התעסוקה הנהוג בשירות התעסוקה וקידום תכניות ממוקדות לצורך הסרת חסמים ועידוד תעסוקת אוכלוסיות מעוטות השתתפות (כגון גברים חרדים ונשים ערביות).

כמו כן, ממשלת ישראל החליטה, במסגרת התכנית הכלכלית, על פריסה ארצית של תכנית לשילוב מקבלי גמלאות בעבודה במתווה התכנית הניסיונית "אורות לתעסוקה", בהמשך להמלצות ועדת אקשטיין וארגון ה-OECD. הן הוועדה והן ארגון ה-OECD, בסקירתו המקיפה על המשק הישראלי שפורסמה בשנת 2009, רואים חשיבות רבה בפריסתה הארצית של התכנית לאור הצלחתה בשילוב מקבלי גמלאות בעבודה. חשוב לציין כי יישום ארצי של התכנית חיוני להשגת יעדי התעסוקה ולמיצוי פוטנציאל הצמיחה במשק.

במטרה להגדיל את שיעורי התעסוקה כאמור, מקיימת הממשלה מדיניות פעילה בשוק העבודה, כמקובל במדינות ה-OECD. בשנים האחרונות הקצתה הממשלה תוספת משאבים רבים במסגרת מדיניות הממשלה לעידוד התעסוקה.

השגת יעדי התעסוקה דורשת קידום שינויים מבניים מהותיים בשוק העבודה. עקב מגמת הגידול הדמוגראפי המואץ של אוכלוסיות בלתי משתתפות, האלטרנטיבה אינה התקבעות בשיעורי התעסוקה הנוכחיים, אלא ירידה משמעותית בשיעורי התעסוקה וכתוצאה מכך ברמת התוצר לנפש, ובמקביל – התרחבות משמעותית של הפערים החברתיים ורמת אי השוויון. השינויים המבניים בתחום שוק העבודה, המהווים חלק מקביעת המדיניות הכלכלית לשנים 2012-2011, חיוניים לשם מיצוי פוטנציאל הצמיחה במשק, ויישומם המלא צפוי לסייע לעמידה ביעדי התעסוקה שנקבעו ולהגעה לרמות התוצר לנפש של 15 המדינות המפותחות ביותר מבחינת התוצר לנפש.

צמצום מספר העובדים הזרים

להעסקת עובדים זרים השלכות רבות על שוק התעסוקה, המשק והחברה. כך למשל העסקת עובדים זרים גורמת לשינוי במבנה התעסוקה והשכר; לפגיעה בשכבות החלשות, בעיקר הלא משכילות, המתחרות בעובדים זרים על מקומות עבודה; ולהקטנת התמריץ לכניסת ישראלים לענפים שנדרשים בהם עובדים זרים. בנוסף, תופעה זו מביאה לאובדן מטבע זר, ליצירת תלות בייבוא כוח אדם זר וזול, לעיכוב תהליכי התחדשות טכנולוגית והתייעלות משקית, ולהרחבת שכונות עוני ודיור מוזנח בלב הערים.

בישראל מועסקים בהיתר כ-74 אלף עובדים זרים בענפי החקלאות, הבינוי, התעשייה והמסעדות האתניות. בנוסף ניתנים כ-25 אלף היתרי עבודה לתושבי הרשות הפלשתינאית בתוך תחומי הקו הירוק ועוד כ-25 אלף מחוץ לו. במטרה לצמצם את מספרם של העובדים הזרים המועסקים כחוק, החליטה הממשלה על מתווה פוחת למספר ההיתרים הניתנים להעסקת העובדים הזרים בענפים השונים וזאת למעט ענף הסיעוד, שבו לא קיימות מכסות אלא היתרים לבעלי זכאות. יש לציין כי בנוסף למתווה הפוחת למתן היתרים להעסקת עובדים זרים, החליטה הממשלה על פעולות לייקור ההעסקה במטרה לצמצם את התמריץ להעסקתם.

לצד העסקת עובדים זרים בהיתר, מועסקים בישראל כ-125 אלף עובדים באופן לא חוקי, מרביתם הגיעו באשרת תייר ונשארו בישראל לאחר סיום תוקף האשרה. בנוסף לקבוצה זו ישנם למעלה מ-25 אלף מסתננים מגבול מצרים, מרביתם השתלבו בשוק העבודה, ועל פי הערכות גורמי המקצוע, למעלה מ-20 אלף עובדים פלשתינאים מועסקים שלא כחוק במדינת ישראל. מלבד ההשלכות השליליות הנובעות מהעסקת עובדים זרים כמפורט לעיל, העובדים המועסקים שלא כחוק חשופים במידה רבה יותר לניצול על ידי מעסיקיהם, ועל פי רוב מועסקים מבלי שנשמרות זכויותיהם הסוציאליות. על מנת להיאבק בתופעת העסקת עובדים זרים שלא כחוק, ממקדת הממשלה את מאמציה לאכיפת המעסיקים של עובדים זרים שלא כחוק, וזאת לצד אכיפת חוק הכניסה לישראל.

במסגרת זו מוצע להשלים את הליך יישומה של החלטת הממשלה מיום 24 בינואר 2010. החלטה זו היא החלטת מדיניות כוללת להגברת האכיפה ולצמצום תופעת העסקת עובדים זרים שלא כחוק, וזאת בין היתר על ידי הגדלת הקנסות, מתן סמכויות נוספות למרכז לגביית קנסות, החמרת הקנסות על גביית דמי תיווך ממבקש עבודה שלא כחוק,

קביעת תקופת הצינון לשוהים בלתי חוקיים המבקשים אשרה או רישיון ישיבה והגבלות נוספות לאשרה ולרישיון הישיבה של העובדים הזרים החוקיים.

סוגיה נוספת שהממשלה נדרשת לה היא ההתמודדות עם התופעה ההולכת וגדלה של מסתננים מהגרי עבודה דרך גבול מצרים. במסגרת זו החליטה הממשלה ביום 14 במארס 2010 (החלטה מספר 1506) כי משרד הביטחון יקים מכשול בגבול המערבי של ישראל. בשני דיונים שנערכו בנושא, ב-18 וב-19 ביולי 2010 החליטה הממשלה להקים שני צוותי עבודה בנושא, האחד בראשות מנכ"ל משרד ראש הממשלה והשני בראשות מנכ"ל רשות ההגירה, האוכלוסין ומעברי הגבול. בחודשים הקרובים עתידים הצוותים לגבש המלצות פעולה בנושא ולקדם תיקוני חקיקה נדרשים.

פרק ד – פיתוח תשתיות ומנועי צמיחה פנימיים

פיתוח תשתיות תחבורה והסעת המונים

תשתיות תחבורה מתקדמות מהוות רכיב הכרחי בקידומה של צמיחה כלכלית, בין השאר מכיוון שהן מהוות תנאי לחיבור מהיר, אמין וזול בין אמצעי הייצור השונים במשק. הגידול באוכלוסייה והעלייה המתמדת ברמת החיים מביאים עמם גידול ניכר בהיקף הנסיעות של הציבור ובמיוחד גידול היקף הנסועה ברכב הפרטי. מספר כלי הרכב בישראל גדל במהלך העשור האחרון בלמעלה מ-50% ואיתו היקף הנסועה, הגורם גודש ניכר ברשת הכבישים. בעוד היקף הנסועה של רכב פרטי ממוצע בישראל כמעט לא השתנה בשנים האחרונות, בכל שנה גדלה מצבת כלי הרכב בישראל בכ-100,000 וכיום היא עומדת על למעלה מ-2 מיליון כלי רכב פרטיים. עלותו של הגודש למשק, הבאה לידי ביטוי בעיקר באובדן זמן, נאמדת על פי הערכות שמרניות בכ-14 מיליארד ש"ח בשנה.

מדיניות התחבורה הממשלתית באה לידי ביטוי בהקצאת מקורות להשקעה בתשתיות תחבורה על סוגיהן השונים; בתמיכה בתחבורה הציבורית ובצעדי מדיניות שונים להסדרת ענפי התחבורה; וביצירת תמריצים כלכלים ותחרותיים בתחומי הרכב, התעופה, הספנות והתחבורה הציבורית. המטרות העיקריות העומדות בבסיס מדיניות התחבורה הן:

- מתן מענה הולם לגידול בביקוש לנסיעות, בעיקר על ידי שדרוג והרחבת כבישים עירוניים ובין-עירוניים קיימים.
- פיתוח מערכות תחבורה ציבורית מתקדמות, כגון רכבות קלות ו-BRT ושיפור מערך התחבורה הציבורית על מנת להביא להגברת הנגישות ולצמצום תופעות הגודש, זיהום האוויר ותאונות הדרכים.
- שיפור יעילות ההקצאה של מערכת הכבישים וכלי הרכב, באמצעות הקמה והרחבה של כבישי אגרה ונתיבים מהירים ושיפור מערך התמריצים הכלכליים הבאים לידי ביטוי במערכת המס.
- קירוב הפריפריה למרכז באמצעות מערכת של כבישים מהירים ורכבות.
- עידוד התחרותיות והסרת חסמים בתחומי התעופה, שוק הרכב, תחבורה ציבורית, הספנות ונמלי הים.

בשנים האחרונות גדלו באופן משמעותי השקעות הממשלה בפיתוח התחבורה, מתוך תפיסה שלפיה אספקת שירותי תחבורה כמוצר ציבורי על ידי הממשלה היא הכרחית להמשך הצמיחה הכלכלית.


תקציב פיתוח התחבורה
(במיליוני ש"ח, במחירים שוטפים)
נתיבי ישראל
רכבת ישראל ללא קרן המע"מ
הרשות לבטיחות, פיתוח אחר ושונות
התחבורה הציבורית ורכבות קלות
כבישים עירוניים
כבישים בין-עירוניים
12,000
10,000
8,000
6,000
4,000
2,000
0
2005 2006 2007 2008 2009 2010 2011 2012

כמוצג לעיל, תקציבי פיתוח התחבורה גדלו מסך של כ-5 מיליארד ש"ח בשנת 2005 לכ-8.5 מיליארד ש"ח ויותר בשנים 2010-2009. מגמה זו עתידה להימשך גם בתקציב הדו-שנתי לשנים 2012-2011, כמפורט להלן:

תכנית נתיבי ישראל – על מנת לאפשר את יישום יעדי הממשלה בדבר פיתוח הנגב והגליל, החליטה הממשלה על תכנית זו בהיקף של כ-27.5 מיליארד ש"ח. התכנית כוללת פיתוח רשת הכבישים בצפון: המשך כביש חוצה ישראל לכיוון צומת סומך והקמת זרוע מזרחית מהירה מיוקנעם עד צומת עמיעד. התכנית כוללת גם את הקמתן של מסילות רכבת לכרמיאל, לעפולה ולבית שאן, חשמול מערך הרכבות הארצי, רכש ציוד נייד רכבתי והמשך דרומי לכביש חוצה ישראל. פרט לאמור, התכנית כוללת קידום תכנון של פרויקטים נוספים.

השקעה בתשתיות הכבישים והסעת המונים – החל משנת 2005 השקיעה הממשלה ברשת הכבישים העירונית והבין-עירונית בהיקף של כ-26.6 מיליארד ש"ח, בין היתר במסגרת תכנית החומש של החברה הלאומית לדרכים המגיעה השנה לסיומה ובמסגרת תכנית ההאצה. כיום מתוכננת תכנית חומש חדשה לחברה הלאומית לדרכים, והיא המכילה הן השלמה של הפרויקטים הקיימים והן תכנון וביצוע של פרויקטים בהיקף שנתי של למעלה מ-3.5 מיליארד ש"ח בשנה.

בנוסף, במהלך שנת 2011 צפויה הפעלתה של מערכת הסעת ההמונים הראשונה בישראל אשר הוקמה בשיטת BOT ובהשקעה ממשלתית של כ-3.2 מיליארד ש"ח בירושלים. במהלך שנת 2012 צפויה להתחיל את פעולתה בחיפה מערכת הסעת המונים המבוססת על אוטובוסים מרובי קיבולת (BRT) בהשקעה תקציבית של כ-1 מיליארד ש"ח. עבודות

ההכנה להקמת הקו האדום ברכבת הקלה בתל אביב עומדות לקראת השלמה בהשקעה ממשלתית של כ-1.2 מיליארד ש"ח, ועבודות הקמת המערכת על ידי זכיין אמורות להתחיל במהלך שנת 2011. במקביל יקודמו מספר מערכות נוספות: במטרופולין תל אביב — הקו הירוק והקו הסגול, במטרופולין ירושלים — קווי BRT כן שלוחות והארכות לקו הרכבת הקלה, BRT השרון, ו-BRT נתניה.

בצד תהליכים אלה מוצעים במסגרת התכנית הכלכלית מספר צעדי מדיניות משלימים:

צעדים בתחום התחבורה הציבורית — במסגרת התכנית הכלכלית לשנים 2012-2011 מוצעת החלטה המסדירה את מערך רישוי התחבורה הציבורית בישראל ומטרתה לשפר את כלי הניהול של הממשלה בענף התחבורה הציבורית ואת רמת השירות הניתנת לציבור תוך הגברת רמת התחרות בענף ושילוב מערכות טכנולוגיות. זה למעלה מעשור מצוי ענף התחבורה הציבורית בתהליך של רפורמה מקיפה אשר החלה עם הנהגת תחרות בענף כציר מרכזי במדיניות ניהול משק התחבורה הציבורית. כתוצאה מן הרפורמה האמורה נוספו בענף מפעילי תחבורה ציבורית, הורחבו אזורי הפעילות של התחבורה הציבורית והשתפר השירות לאזרח במקביל לצמצום עלויות ההפעלה.

התמריצים הכלכליים בתחום ניהול הביקוש — התכנית הכלכלית לשנים 2012-2011 כוללת הקמת צוות לבחינת מכלול ההיבטים הקשורים במיסוי רכב, זאת על מנת להביא לידי ביטוי במערך המיסוי את הצורך בניהול הביקוש לנסיעות בכלל ובאזורי גודש בפרט. כמו כן מקודמת במסגרת התכנית ההצעה להשלמת החקיקה הנדרשת לצורך הפעלת הנתיב המהיר בכניסה לתל אביב.

קידום הרפורמה בשוק הנדל"ן והמקרקעין

בשנים האחרונות אנו עדים לעליית מחירים של דירות למגורים בעיקר במרכז הארץ. ריבית נמוכה (פריים) וריבית ארוכת טווח וכן היצע מוגבל של קרקעות מתוכננות לבנייה בצד מדיניות מס מטיבה ביחס לאפיקי השקעה אחרים, כל אלו הביאו לעליות במחירי הנכסים בשוק הדיור וכתוצאה מכך לעליית מחירי השכירות. היות שהיצע הדירות בטווח הקצר איננו גמיש, חלק ניכר מהגידול בביקושים בשוק הוביל לעליית מחירים משמעותית. על מנת למתן את עליות המחירים יש לפעול להגדלת היצע הדיור. עם זאת, כל פעולה שתעודד את הביקושים בשוק, כגון סבסוד משכנתאות, הטבות מס על דירות ועוד, תתורגם מיד לעלייה נוספת במחירי הדירות ובשכר הדירה.

נוכח המחסור בקרקעות המיועדות לבנייה בתכניות מאושרות במרכז הארץ, היכולת להשפיע בטווח הקצר על מחירי הדיור מוגבלת. לפיכך, ובמקביל לטיפול נקודתי להסרת חסמים בטווח הקצר, מוצעים מספר צעדים שיאפשרו את הגדלת היצע הדיור בטווח הבינוני והארוך:

- הוחלט על טיפול בהסרת חסמי תכנון ופיתוח המונעים את מימושם של פרויקטים למגורים באמצעות הקמת ועדה להסרת חסמים בראשות ראש הממשלה. הוועדה תכריע במחלוקות בין משרדי ממשלה בנושאי תכנון ופיתוח.

- מוצע לבחון מדיניות שמטרתה עידוד השבה מהירה של קרקע חקלאית שייעודה שונה. לצורך כך מוצע להרחיב את הכלים המשפטיים העומדים לרשות המדינה לפינוי המחזיקים בקרקעות שתם חוזה החכירה שלהן והן נדרשות לצורך בנייה למגורים.
- מוצע לפעול לעיבוי המרקם העירוני הקיים באמצעות הסרת חסמים ועידוד הכדאיות הכלכלית ליישום תכניות פינוי-בינוי ולחיזוק מבנים בפני רעידות אדמה, זאת על ידי ייעול הטיפול בדיירים סרבנים, מתן הטבות מס והטבות בארנונה והקלה על הכרזת מתחמי פינוי-בינוי. זאת ועוד, מוצע לפעול להגדלת הישימות הכלכלית של תמ"א 38 על ידי הגדלת אחוזי הבנייה המוקנים מכוח התמ"א, מתן אפשרות לניוד זכויות הבנייה, הרחבת תחולת התמ"א למיגון מבנים והקלת התנאים לאישור תכנית חיזוק אצל המפקח על המקרקעין.
- טיפול בבעיות המחסור בקרקעות המיועדות לבנייה בתכניות מאושרות באזורי ביקוש. על מנת להתמודד עם המחסור עודכנה, במסגרת התכנית הכלכלית, מדיניות התכנון ונקבעו יעדים כמותיים לייזום תכניות ולאישורן במוסדות התכנון שיאפשרו לתת מענה לביקושים לדיור.

צעדים אלו מצטרפים לרפורמות יסודיות המקודמות על ידי הממשלה בתחומי המקרקעין והתכנון, ובכללן יישום הרפורמה במקרקעי ישראל. עיקריה של הרפורמה הם: העברת הבעלות בקרקע לידי החוכרים והקמת רשות מקרקעי ישראל כמו גם קידום רפורמה כוללת בתחום התכנון ורישוי הבנייה שעיקריה ביזור סמכויות לוועדות המקומיות לתכנון ולבנייה, קיצור הליכי התכנון והרישוי, צמצום מספר הוועדות הדנות בתכנית, ביטול הדרגתי של התכניות המחוזיות והגבלת הפיצויים בגין אישור תכניות.

שיפור השירות לאזרח וצמצום הבירוקרטיה

המדינה אחראית לאספקת שירותים ציבוריים שונים. השירותים ניתנים ישירות על ידי המדינה או על ידי גופים ציבוריים, כגון רשויות סטטוטוריות וחברות ממשלתיות או על ידי המגזר הפרטי המספק שירות בשם הממשלה. בנוסף מספקות הרשויות המקומיות שירותים שונים. פרמטר מרכזי בתחרות הוא "איכות השירות", ולכן ישנו תמריץ מובנה לשיפור השירות הניתן על ידי המגזר הפרטי. לעומת זאת, בשירותים ציבוריים, הניתנים בדרך כלל ללא תחרות, לא קיים לרוב תמריץ מובנה למתן שירות טוב יותר.

ככלל, ניתן לחלק את השירותים הציבוריים לשירותים הניתנים לאזרחים ולשירותים הניתנים לעסקים במסגרת פעילותם. המדינה עוסקת באספקת מגוון רחב של שירותים לאזרחים, בין היתר באמצעות קבלת הציבור בסניפים, מענה טלפוני ואינטרנט. בהיעדר תמריץ מובנה לשיפור השירות, יש צורך בניהול ובניטור השירותים הניתנים לאזרחים על מנת לשמור על רמת שירות גבוהה.

הקלה ביכולת 'עשיית עסקים'

קושי מרכזי שאתו מתמודדים עסקים הוא נטל הבירוקרטיה הגובה משאבים רבים. שיפור בקלות עשיית עסקים עשוי להביא לחיסכון במשאבים אלו ולהפנייתם לפעילות יצרנית. הקטנת הבירוקרטיה הכרוכה בעשיית עסקים, כגון

היכולת לאכוף חוזים עסקיים בצורה יעילה וקבלת היתרים מהרשויות באופן שקוף ויעיל, עשויות לסייע לצמיחתו של הסקטור העסקי, בעיקר לעסקים הקטנים והבינוניים.

קיימים מספר גופים כלכליים בין-לאומיים המפרסמים דו"חות השוואתיים ופרסומים תקופתיים שבהם משתקף מצבה של ישראל בנושאים שונים הקשורים לקלות עשיית העסקים במדינה בהשוואה למדינות שונות. זאת, מתוך הכרה בחשיבות נושא ההתנהלות הבירוקרטית והכבדתה על הסקטור העסקי.

דוח Doing Business המפורסם מדי משנה על ידי הבנק העולמי בוחן את קלות עשיית העסקים ב-183 כלכלות ברחבי העולם. הדוח מציג דירוג השוואתי של תהליכי עשיית עסקים בעשרה תחומים שונים הרלוונטיים לפעילותה של החברה. בדוח זה דורגה ישראל בשנת 2010 במקום ה-29. יצוין כי בפועל משמש מדד Doing Business כמדד המרכזי בתהליך קבלת ההחלטות של יועצי השקעות ושל חברות בין-לאומיות.

מתוקף החלטת ממשלה מספר 452 מיום 21 ביוני 2009 הוקמה ועדה בין-משרדית בראשות מנכ"ל משרד האוצר לצורך בחינת ממצאי הדו"ח. הוועדה התמקדה בחודשים הראשונים לפעילותה בשני נושאים עיקריים שדו"ח הבנק העולמי הצביע עליהם כבעייתיים במיוחד בישראל: נושא הקמת עסק, שבו ישראל מדורגת במקום ה-34 בעולם, ולפיו תהליך רישום עסק חדש ברשויות המתאימות בישראל אורך 34 יום בממוצע; ונושא העברת בעלות על נדל"ן, שבו ישראל מדורגת במקום ה-147 בעולם, ולפיו ההעברה אורכת 144 יום בממוצע. התכנית הכלכלית לשנים 2012-2011 כוללת הצעה לאמץ את מסקנות הביניים של הוועדה, הן בתחום הקמת עסק כמפורט לעיל והן בתחום רישום נכס, באופן שיקצר את משך רישום העסקה וייעל את הליך שומת המקרקעין. בנוסף, בכנסת מקודם תיקון חוק רישוי עסקים התשס"ט-2009, שמטרתו להקל על הבירוקרטיה הכרוכה בעשיית עסקים בישראל. שיפור תהליכים אלו צפוי להביא לשיפור בסביבה העסקית בישראל.

הוועדה הבין-משרדית צפויה להמשיך את פעילותה בשנים 2012-2011 תוך מיקוד בהסדרת נושאים נוספים המקשים על עשיית עסקים בישראל.

ביום 8 באוגוסט 2010 התקבלה החלטת ממשלה מספר 2201 שעניינה שיפור השירות הממשלתי לציבור. ההחלטה קובעת כי יתבצעו מדידות ביחידות ממשלתיות נותנות שירות ויפורסם באופן קבוע 'מדד השירות הממשלתי לציבור'. כמו כן תוקם יחידה ממשלתית לעניין שירות לקוחות ויופעל פיילוט למרכז שירות ממשלתי אחיד. לצורך יישום החלטה זו הוקמה ועדה בין-משרדית אשר תגיש תכנית ליישום העקרונות האמורים.

ייעול מערכת בתי המשפט

החל מאמצע שנות השבעים מתמודדת מערכת המשפט עם גידול מתמיד בהיקף הפעילות בבתי המשפט, זאת כנגזרת של הצמיחה הכלכלית והשתכללות השוק הישראלי שאותן חווה המשק הישראלי בתקופה זו, כמו גם עלייה תלולה במספרם של עורכי דין ועלייה בתופעות חברתיות שונות ובכלל זה גידול בפשיעה (לרבות הפשיעה הכלכלית והמאורגנת). העומס המוטל על מערכת המשפט בא לידי ביטוי, בין היתר, בהימשכות זמן הטיפול בתיקים, בירידה בקצב התיקים הנסגרים בשנה, עלייה מתמדת בתשומות הניתנות למערכת ועוד. כך לדוגמה, עומד מלאי התיקים אשר אינם נסגרים

בשנה פלונית על כ-500-450 אלף תיקים בעשור האחרון, ובמקביל קצב סגירת תיקים לשופט ירד מכ-1,500 תיקים בשנה ב-2004 לכ-1,080 תיקים בשנה ב-2009. כל זאת על אף תוספות משאבים ניכרות שנוספו בשנים האחרונות למערכת, ובהן עלייה ניכרת במספר השופטים והרשמים (מ-462 שופטים בשנת 2000 ל-623 שופטים בשנת 2010).

בשנים האחרונות נערכו מספר שינויים שנועדו לשפר ולייעל את מערכת המשפט, ביניהם: הוספת תקני שופטים ורשמים, הוספת תקני מזכירים, בינוי בתי משפט חדשים, הקמת מחלקות לניתוב תיקים, הקצאת עוזרים משפטיים ומתמחים לתמיכה בעבודת השופטים, צמצום מותבים לחיסכון בזמן שיפוטי, הפנייה להליכי גישור או בוררות, הטמעת שיטות לניהול זמן שיפוטי, הדרכות והכשרות בתחום האדמיניסטרציה השיפוטית ועוד. עם זאת, במהלכים האמורים לא היה די כדי לאפשר מענה מתאים לביקושים ההולכים וגדלים לשירותי המערכת. נוכח דברים אלה, מתעורר הצורך לנקוט מהלך מקיף וכולל שיביא לצמצום משמעותי של מלאי התיקים, צמצום משך הטיפול בתיק והפחתת העומס בבתי המשפט. יישומו של מהלך זה כרוך בבחינה קפדנית ומעמיקה של מערכת בתי המשפט על רבדיה השונים, לימוד התהליכים הרלוונטיים, הפקת לקחים והסקת מסקנות אופרטיביות, כל זאת תוך שימת לב לאמות המידה המקובלות בהקשר זה בעולם.

במקביל לבחינה הכוללת של המערכת, ניתן כבר בשלב הנוכחי להצביע על מקצת מהכשלים אשר תורמים להגברת העומס המתואר לעיל ועל הכלים להתמודדות עמם, זאת באמצעות יישום חלק מהמלצותיה של הוועדה לבחינת דרכי ייעול ההליכים המשפטיים בראשות השופטת רות רונן שהוקמה בשנת 2008. הוועדה מיפתה בעיות שונות במערכת (כגון אי קיומן של אגרות בגין בקשות ביניים, היעדר חובה להטלת הוצאות משפט ושכר טרחה על בעלי הדין, נוהלי דין שונים אשר אינם יעילים ואשר גורמים לסרבול במערכת ועוד) כמו כן הציעה הוועדה דרכים לייעול ולשיפור דרכי העבודה תוך הקלת העומס המוטל על המערכת ושיפור השירות לאזרח.

בהתאם לאמור ובמסגרת התכנית הכלכלית מוצע לפעול במשולב – ליישם צעדים פרטניים בטווח המיידי כנגזרת מהמלצות הוועדה, ובמקביל – לערוך בחינה מעמיקה של המערכת כמכלול. כאמור פעולות אלו יביאו לשיפור השירות לאזרח באופן שיתרום לפעילות העסקית והפרטית במשק ויגדילו את שביעות רצון הציבור מהמערכת.

צעדים כלכליים מרכזיים נוספים

שיפור התחרותיות בשווקים מקומיים

שוק התקשורת

ענף הסלולר – ענף הסלולר הוא הענף המרכזי בשוק התקשורת. מחזור הפעילות של הענף בשנת 2008 עמד על כ-18 מיליארד ש"ח. ההוצאה השנתית הממוצעת על שירותי סלולר למשק בית הסתכמה בשנה זו בכ-4,000 ש"ח. מעבר לכך, חשוב לציין כי ההוצאה של משקי הבית עולה כאחוז מההכנסה ככל שההכנסה של משק הבית קטנה – משק בית בחמישון העליון מוציא כ-5% מההכנסות על שירותי סלולר, בעוד משק בית בחמישון התחתון מוציא כ-1.5% מהכנסתו. דהיינו, הנטל על משקי בית בעשירונים נמוכים גדול משמעותית מזה המוטל על משקי בית בעשירונים גבוהים.

ענף הסלולר מתאפיין בריכוזיות ובקיומם של חסמים המונעים כניסת מתחרים חדשים לתחום, למרות הרווחיות העצומה הקיימת בתחום זה (EBITDA של כ-6 מיליארד ש"ח בשנה) – כ-35% ממחזור המכירות. בין יתר האינדיקציות לכך ניתן למנות את רמת המחירים בתחום, הניידות הנמוכה בענף, חסמי המעבר של צרכנים ופערים גדולים מאוד בין המחירים המוצעים לצרכנים מאוגדים לבין אלו המוצעים לצרכנים פרטיים.

לאור יתרונם הטבעי והברור של המפעילים הקיימים על פני מפעיל חדש שייכנס לשוק הסלולר, בעיקר בתחום התשתיות, ובשל חסמי הכניסה הגבוהים לשוק זה, נדרשת התערבות שתקדם תחרות בתחום ותאפשר כניסה של מפעיל סלולארי נוסף.

לצורך כך, בהמשך להחלטות הממשלה בעניין, מוצעים מכלול של כלים במסגרת התכנית הכלכלית שיאפשרו כניסה של מפעילים נוספים. במרכזם ניתן לציין את אלו:

- חיוב המפעילים הקיימים לספק שירותי נדידה למפעיל חדש (שימוש ברשת של המפעילים הקיימים).
- הסרת חסמי מעבר צרכניים.
- רפורמה בציוד קצה בסלולר.
- יצירת מסלול תכנון סביר לצורך הקמת רשת על ידי מפעיל חדש.
- מתן רישיונות למפעילים סלולאריים הפועלים על גבי רשת האינטרנט (VOB).

תחום הפס הרחב – תחום הפס הרחב מהווה מרכיב משמעותי נוסף בתחום התקשורת, בין היתר בהיבט של הגישה לאינטרנט במהירויות גבוהות ולשירותי תוכן מתקדמים וכן כבסיס לשירותי תקשורת אחרים הנשענים על תשתית זו. בישראל קיימות שתי תשתיות פס רחב: האחת מבוססת DSL של חברת בזק והשנייה מבוססת כבלים של חברת הוט.

מחקרים רבים שנערכו על השפעות הגידול בחדירה ובשימוש בפס הרחב, הובילו לתובנה כי לפריסת תשתיות האינטרנט חשיבות רבה בקידום הפיתוח הכלכלי. בין התועלות השונות ניתן למנות תרומה לצמיחה הכלכלית, לצמצום הפערים החברתיים ולעידוד חדשנות בתחומים שונים.

ספקיות התשתית הקיימות (חברות בזק והוט) משדרגות בימים אלו את הרשתות. השדרוגים צפויים לאפשר לצרכן הישראלי ליהנות בטווח הזמן הקרוב מגישה לרשת, במהירויות ובמחיר שאינם חורגים משמעותית מהסטנדרט הבין-לאומי המקובל כיום, אך גם אינם מציבים את ישראל בקדמת התמונה העולמית של פיתוח התשתיות והגישה לאינטרנט. יתרה מכך, התחרות המוגבלת בין ספקיות התשתית, והעובדה שלשתיהן אינטרסים שונים לאורך שרשרת הערך של השוק (בתחומי הטלוויזיה, הטלפוניה, והסלולר), אינם מבטיחים כי גם בטווח הבינוני והארוך יעמדו לרשות ישראל תשתיות מפותחות, שיאפשרו שירות יעיל ומתקדם לצרכן הישראלי.

בניגוד לגורמים אחרים, חברת החשמל נהנית מיתרון של יכולת פריסה עילית של רשת החשמל עד לבית הלקוח (מנתוני חברת החשמל כ-90% מהרשת, לעומת אחוז זניח אצל חברות בזק והוט). פריסה זו תאפשר פריסה זולה ומהירה של רשת סיבים אופטיים על גבי רשת החשמל של חברת החשמל.

לאור זאת החליטה הממשלה להתיר לחברת החשמל לישראל לפעול בשוק התקשורת כמפעילת תשתית נוספת של פס רחב, מבוססת סיבים אופטיים (Fiber To The Home, להלן – FTTH). פעילות זו תבוצע במסגרת חברה מעורבת, בהפרדה מבנית מלאה מחברת החשמל, וישלוט בה גורם פרטי. על החברה יחולו מגבלות נוספות שלא יאפשרו סבסוד צולב בין פעילות החשמל לבין פעילויות התקשורת. החלטה זו אינה דורשת, ככל הנראה, תיקוני חקיקה.

הקמת תשתית זו תציב את ישראל בקדמת הטכנולוגיה העולמית ותאפשר למשק ליהנות מיתרונות משמעותיים בתחום זה.

מניעת הגבלים עסקיים בתחום הספנות והחקלאות

ענף הספנות נהנה בישראל מפטור היסטורי מתחולת דיני ההגבלים העסקיים, וזאת מכוח סעיף 3(7) לחוק ההגבלים העסקיים. הוראת הפטור האמורה מאפשרת לחברות הספנות להתקשר ביניהן תוך תיאום מחירים ושירותים וללא אפשרות של הממונה על ההגבלים העסקיים לבחון הסכמים אלו. בשנים האחרונות רווחת מגמה בקרב המדינות המפותחות לצמצם את הפטורים מתחולת דיני ההגבלים העסקיים מתוך ההבנה שהתחרות בענף משיאה את התועלת למשתמשים. כך לדוגמה, דו"ח של ארגון ה-OECD המליץ בפני מדינות הארגון לצמצם את הפטורים, ובאירופה בוטל בשנת 2008 הפטור להסכמי קונפרנס ועודכן הפטור להסכמי קונסורציום תוך שינוי התנאים לקיומו.

החלת דיני הגבלים עסקיים על ענף הספנות עולה בקנה אחד עם הרצון להגביר את התחרותיות, ובכך להביא להפחתת התשלומים בגין שירותי ההובלה ולהעלאת רמת השירות. החלת דינים אלו מהווה התאמה של מצב הרגולציה בתחום ההגבלים העסקיים למגמות העולמיות ולמצב באיחוד האירופי. כמו כן, המהלך מהווה צעד משלים לרפורמה בתעריפי הנמלים הצפויה לחול בשנה זו.

מהלך דומה בוצע בשנת 2006 בכל הנוגע לענף התעופה, והחל משנת 2009, במקביל להתקנת פטור סוג, חברות התעופה מגישות הסכמים שונים לאישור הממונה על ההגבלים העסקיים. יש לציין כי חלק מן ההסכמים שהוגשו לממונה לא זכו לאישור בשל היותם, לדעת הממונה, מגבילי תחרות ופוגעים ברווחת הצרכנים.

הפטור שניתן להסדרים כובלים הנוגעים לגידול ולשיווק של התוצרת החקלאית, נועד להגן בראש ובראשונה על המגדלים, בשל חוסר האיזון בינם לבין המשווקים הקמעונאים. זאת בעקבות חיי המדף הקצרים והעונתיות המאפיינים את התוצרת החקלאית וכן בשל היקף פעילותו של החקלאי הבודד. בעת חקיקת החוק ניתן הפטור גם לעוסקים בשיווק סיטונאי, שכן רוב הסיטונאים היו החקלאים עצמם, באמצעות ארגוני מגדלים שונים. אולם, עם השנים המשווקים הקמעונאים הגדולים במשק החלו לשווק גם בסיטונאות, שינוי המערער את שיווי המשקל שהמחוקק התכוון אליו ומאפשר למקטע הקמעונאי לגרוף את עודף היצרן ועודף הצרכן כאחד.

בהתאם לאמור, מוצע להחיל את חוק ההגבלים העסקיים על משווק סיטונאי שהוא גם משווק קמעונאי, ולהתיר את הפטור מהסדרים כובלים על חקלאים ומשווקים סיטונאים שאינם קמעונאים.

מערכת הבריאות

בשנים 2010-2008 גדל תקציב סל שירותי הבריאות שבאחריות קופות החולים בכ-1.3 מיליארד ש"ח עבור הוספת טכנולוגיות ושירותים חדשים לסל. בשנת 2010 החליטה הממשלה להקצות סכום של 65 מיליון ש"ח מתוך הסכום האמור לצורך הכנסת תחום חדש לסל השירותים הציבורי — טיפולי שיניים מונעים ומשמרים לילדים.

לקראת שנת 2011 אישרה הממשלה את ההסכם בין שרי הבריאות והאוצר לשנים 2013-2011. במסגרת ההסכם נקבע כי בכל אחת מהשנים האמורות יתווסף לסל שירותי הבריאות כ-300 מיליון ש"ח עבור הוספת טכנולוגיות ושירותים חדשים לסל. בנוסף לכך, בשנת 2011 יתווספו לסל שירותי הבריאות 127 מיליון ש"ח, ובכל אחת מהשנים 2012-2011 יתווספו 80 מיליון ש"ח עבור הרחבת טיפולי שיניים לילדים עד גיל 14.

בנוסף לסכומים האמורים הגדילה הממשלה את התקציב הניתן לקופות החולים בגין גידול האוכלוסייה והזדקנותה בסכום של כ-90 מיליון ש"ח בכל שנה ביחס לשיעור שנקבע בשנים 2010-2008. בהתאם לאמור, סך התוספת שניתנה בתחום הבריאות שבאחריות קופות החולים יעמוד על כ-1.45 מיליארד ש"ח.

בשנים 2010-2008 פעלו כל בתי חולים הממשלתיים בהתאם להסכמי רכש שנחתמו עם כל קופות החולים. במסגרת החלטות התקציב אימצה הממשלה המלצות צוות בין-משרדי בדבר הסדרי ההתחשבנות בין בתי החולים ובין קופות החולים לשנים 2013-2011. הסדרי ההתחשבנות כאמור נקבעים בהוראת שעה אחת לשלוש שנים ומשמשים כבסיס להסכמי רכש בין קופות החולים לבתי החולים.

אתגר נוסף העומד בפני מערכת הבריאות בשנים הקרובות הוא הצורך לשפר את ניהול משאבי המערכת ובכלל זה תכנון וניהול כוח האדם והקצאתו בהתאם לצרכים הלאומיים. בהתאם לכך אימצה הממשלה, במסגרת התכנית הכלכלית, מספר הצעות שתכליתן שיפור הניהול במערכת הבריאות כמפורט להלן:

- הקמת צוות לבחינת ניהול כוח האדם במערכת הבריאות באופן כולל ובכלל זה תכנון מערך ההתמחויות וחלוקת הסמכויות בין המקצועות השונים במערכת הבריאות.
- שיפור אופן בחירת מנהלי בתי החולים.
- הקמת צוות לצורך קביעת כללים לעבודה נוספת של רופאים בשירות המדינה.
- אפשרות מתן מרשם על ידי רוקח.

כמו כן מוצע לקבוע את הוראת השעה שעניינה דיווחים על תרומות במערכת הבריאות כהוראת קבע, להרחיב את חובת הדיווח על גופים נוספים ולהוסיף לה דיווחים על סכומי התרומות. בנוסף, מוצע לפעול לייעול מערך זימון התורים לרפואה מקצועית וביקורים נוספים הכרוכים בתשלום השתתפות עצמית באמצעות מתן אפשרות לקופות החולים לגבות תשלום של עד 10 שקלים במקרה של אי ביטול תור שנקבע מראש ללא סיבה מוצדקת.

מערכת הביטחון

בתאריך 29 ביולי 2007 אימצה הממשלה בהחלטה 2119 את עיקרי ההמלצות של הוועדה לבחינת תקציב הביטחון (להלן- "ועדת ברודט").

המלצות ועדת ברודט נשענות על שני נדבכים מרכזיים: מתן תוספת תקציבית משמעותית בכפוף להליכי התייעלות אשר יאפשרו למערכת הביטחון לעמוד במשימת ההתעצמות. בהתאם המליצה הוועדה על תוספת תקציבית למערכת הביטחון בסך 46 מיליארד שקלים במתווה מדורג על פני עשור ועל הליכי התייעלות אשר יפנו מקורות פנימיים, במתווה מדורג ובבסיס התקציב, המסתכמים ב-30 מיליארד ש"ח בעשור (המלצות 35-31 לעיקרי ההמלצות).

בהקשר זה הדגישה הוועדה, כקו מנחה בעבודתה, ובהכירה את היקפי התקציב שנדרשו על ידי מערכת הביטחון במהלך השנים ואת תמונת האתגרים, כי "פתרון שיישען רק על תוספת תקציב ללא שאר המרכיבים לא רק שלא יפתור את הבעיה אלא יחריף אותה וידרדר גם חלקים אחרים של המשק והחברה הישראלית למשבר" (עמוד 29 לדו"ח).

הוועדה אף המליצה על כיווני ההתייעלות העיקריים שעל מערכת הביטחון להנהיג, ובכללם: התייעלות בכוח אדם – קבע, אזרחים עובדי צה"ל ועובדי משרד הביטחון; חיסכון בנושאי פרישה ופנסיה; מיקור חוץ ואזרוח; ביטול כפילויות בין צה"ל למשרד הביטחון ובתוך הצבא (סעיף 15 לעיקרי ההמלצות), בהדגישה כי תכנית ההתייעלות המוצעת אינה ממצה את מלוא פוטנציאל ההתייעלות (סעיף 17 לעיקרי ההמלצות).

המלצה נוספת של הוועדה היא קיצור שירות החובה החל משנת 2011, כפי שנקבע בהחלטת ממשלה 4711 מיום 26 בפברואר 2006, אשר אימצה את המלצות ועדת בן בסט שעסקה בנושא. יודגש כי המלצות אלה התקבלו כשנה לאחר סיום מלחמת לבנון השנייה, כשתמונת האתגרים והאיומים עמדו לנגד עיני חברי הוועדה והממשלה.

החלטת הממשלה בנושא תקציב הביטחון יושמה במלואה בהיבט התוספת התקציבית, אך מרבית צעדי ההתייעלות המומלצים בדוח ברודט לא יושמו או יושמו בחלקם. כך למשל, לא טופלו נושא גיל הפרישה, ביטול הכפילויות ועוד.

מערכת הביטחון אמנם החלה, כשנתיים לאחר אימוץ הדוח, בתהליך בחינה של כיווני ההתייעלות ואף שכרה לשם כך חברת ייעוץ חיצונית, אולם טרם הוחל ביישום המסקנות הנוגעות מלכתחילה רק לרבדים מסוימים של ההתייעלות ולא טופלו נושאי כוח האדם המרכזיים שאומצו על ידי הממשלה (כמפורט לעיל).

יתרה מכך, מאז החלטות הממשלה בנושא תקציב הביטחון, ועל אף היישום המלא של ההחלטה במישור התוספות התקציביות, התקבלו החלטות וסיכומים החורגים מהמתווה התקציבי שאומץ על ידי הממשלה.

בהתאם לכך הוחלט, במסגרת התכנית הכלכלית לשנים 2011-2012, להתאים את קצב הגידול של תקציב הביטחון לקצב שנקבע בעיקרי המלצות ועדת ברודט (תוך הפניית התוספות התקציביות שהוענקו או יועדו למערכת הביטחון מעבר למתווה האמור לנושאים אזרחיים). בעקבות כך הוחלט כי בסיס תקציב הביטחון יגדל רק בהתאם להמלצות דו"ח ברודט, דהיינו: ניכוי של 1.4 מיליארד ש"ח בשנת 2011 וניכוי של 1.3 מיליארד ש"ח בשנת 2012.

כמו כן הוחלט, במסגרת התכנית הכלכלית, על העלאת גיל הפרישה הממוצע לכלל חיילי צה"ל, מכ-45 כיום לגיל 50, במתווה שיסוכם בין משרד האוצר לצה"ל.

בצד ההחלטות האמורות, הנחה ראש הממשלה את משרד האוצר ואת משרד הביטחון לקיים דיונים בנוגע להצעת האוצר לפעול לקיצור שירות החובה בצה"ל בחודש לכל שנתון במשך שש השנים הקרובות, ובהיעדר הסכמה הנחה להעלות את הנושא להכרעת הממשלה.

לצורך שיפור היעילות בהתקשרויות משרד הביטחון וכחלק מהשוואת משרד הביטחון ליתר משרדי הממשלה, הנחה ראש הממשלה להמשיך את עבודת הצוות הבין-משרדי בנושא תקנות חובת המכרזים. בשל העובדה כי צה"ל הוא בין הגופים הציבוריים היחידים אשר מערכת השכר שלהם אינה מנוהלת על ידי חשבות המשרד ואינה מונחית על ידי החשב הכללי במשרד האוצר, קיים צורך בהסדרת הנושא במטרה להביא להעברה מדורגת של מערכת השכר הצה"לית לניהולו ולהנחייתו של חשב משרד הביטחון.

הצעת התקציב לשנות הכספים 2012-2011

מסגרות ההוצאה

- הצעת תקציב המדינה ברוטו לשנות הכספים 2012-2011, הכוללת את ההוצאה המותנית בהכנסה, מסתכמת בכ-366.8 מיליארד ש"ח בשנת הכספים 2011 ובכ-385.0 מיליארד ש"ח בשנת הכספים 2012.
- ההוצאה התקציבית לחישוב מגבלת ההוצאה בשנות הכספים 2012-2011 עומדת על כ-271.2 מיליארד ש"ח בשנת הכספים 2011 ועל כ-284.7 מיליארד ש"ח בשנת הכספים 2012.
- ההוצאה התקציבית לשנת 2011 כהגדרתה לחישוב מגבלת ההוצאה גבוהה במונחים ריאליים בכ-2.7% מההוצאה התקציבית לחישוב מגבלת ההוצאה לשנת 2010 (תקציב מקורי, בניכוי ההוצאות החד-פעמיות שהתווספו בשנים 2010-2009 להתמודדות עם השפעות המשבר הכלכלי העולמי על המשק המקומי). גידול ריאלי זה מורכב מתוספת של כ-6.7 מיליארד ש"ח כנגזרת של כלל ההוצאה, מתוספת של כ-5.2 מיליארד ש"ח בגין עדכון מחירים ומניכוי ההוצאות החד-פעמיות כאמור לעיל, בהתאם לכלל הפיסקאלי.
- ההוצאה התקציבית לשנת 2012 כהגדרתה לחישוב מגבלת ההוצאה, גבוהה במונחים ריאליים בכ-2.7% מההוצאה התקציבית לחישוב מגבלת ההוצאה לשנת 2011 (הצעת התקציב).

שינויים בהצעת התקציב

ההוצאה התקציבית לחישוב מגבלת ההוצאה גדלה בשנים 2012-2011 ב-7.3% וב-5% בהתאמה. בהתאם למדיניות הממשלה, עיקרי הגידולים בתקציב המדינה לשנים 2012-2011 יהיו בתחומים החברתיים השונים (החינוך, הבריאות והביטוח הלאומי), בתחום תשתיות התחבורה, בתחום ביטחון הפנים, ובהעברות לשלטון המקומי ולמגזר העסקי.

הגידולים האמורים, בהתאם לסדר העדיפויות של הממשלה, מתאפשרים נוכח האחריות הפיסקאלית שנקטה הממשלה, אשר הובילה לירידה בחוב ובגירעון הממשלתי כשיעור מהתוצר ולקיטון בתשלומי הריבית, ונוכח החלטת הממשלה על ביצוע הפחתה ריאלית בתקציב משרד הביטחון.

להלן עיקרי השינויים בהצעת התקציב לשנות הכספים 2012-2011 בהשוואה לשנה הקודמת:

- תשלומי הריבית יקטנו בשנת הכספים 2011 בשיעור של כ-3.1% בהשוואה לחוק התקציב לשנת 2010. הקיטון בתשלומי הריבית בשנת 2011 נובע מגירעון ממשלתי נמוך מהצפוי בשנים 2012-2011 כמו גם מצפי לסביבת ריביות נמוכה יחסית ומירידה בערכו של החוב הדולרי בעקבות תיסוף השקל מול הדולר. בשנת הכספים 2012 יגדלו תשלומי הריבית בשיעור של כ-4.7% בהשוואה להצעת התקציב לשנת הכספים 2011. הגידול הצפוי בתשלומי הריבית בשנת 2012 נובע בעיקר מהעלייה הצפויה בסביבת הריביות ומהמשך הגידול בחוב הממשלתי עקב הגירעון

התקציבי. נציין כי תשלומי הריבית בשנת הכספים 2012 יגדלו לעומת חוק התקציב לשנת 2010 בשיעור של כ-1.5% בלבד. יש לזכור כי מדובר בגידול נומינלי עקב הגידול בחוב הנומינלי. בבחינה של יחס תשלומי הריבית לעומת התוצר קיימת ירידה מכ-4.7% תוצר מקומי גולמי (להלן: "תוצר") בשנת 2010 לכ-4.2% תוצר בשנת 2012. כמו כן, גידול זה של 1.5% נמוך משמעותית מהגידול בהוצאה התקציבית לחישוב מגבלת ההוצאה.

- ההוצאה האזרחית לשנת הכספים 2011 תגדל בכ-6.7% בהשוואה לחוק התקציב לשנת 2010. בשנת הכספים 2012 תגדל ההוצאה האזרחית בכ-5.3% בהשוואה להצעת התקציב לשנת הכספים 2011. גידולי תקציב אלו דומים לגידול בהוצאה התקציבית לחישוב מגבלת ההוצאה בשנים 2011-2012. הם נובעים ממדיניות הממשלה לטפל באופן מקיף בתחום המו"פ והתעשיות עתירות הידע, לחזק את החינוך (לרבות המשך יישום רפורמת 'אופק חדש' במערכת החינוך), להוביל רפורמה בהשכלה הגבוהה ולחזק את המערך לביטחון הפנים.

- ההוצאה הביטחונית לשנת הכספים 2011 תגדל בכ-1.9% בהשוואה לחוק התקציב לשנת 2010. בשנת הכספים 2012 תגדל ההוצאה הביטחונית בשיעור של כ-2.9% בהשוואה להצעת התקציב לשנת הכספים 2011. גידולי תקציב אלו נמוכים מהגידול בהוצאה התקציבית לחישוב מגבלת ההוצאה בשנים 2012-2011, ומאפשרים כאמור גידולים בתחומי ההוצאה האחרים. הגידול המתון בהוצאה הביטחונית בשנות הכספים 2012-2011 מושפע מהחלטת הממשלה מיום 15 ביולי 2010 לבצע הפחתה ריאלית בתקציב משרד הביטחון הנגזר ממתווה ברודט ואחרים. כמו כן, תקציב הסיוע האמריקני גדל בין שנת 2010 לשנת 2011 בכ-225 מיליון דולר (יחד עם זאת, התיסוף החד של השקל בין שנת 2010 לשנת 2011 גורם לירידה בערכו השקלי של הסיוע). בין שנת 2011 לשנת 2012 גדל תקציב הסיוע האמריקני בכ-75 מיליון נוספים (אשר יבואו לידי ביטוי בגידול בתקציב השקלי בהנחה שלא ימשך תיסוף השקל).

- תשלומי ההעברה והתמיכות יגדלו בשנת הכספים 2011 בשיעור של כ-11.2% בהשוואה לחוק התקציב לשנת 2010. בשנת הכספים 2012 יגדלו תשלומי ההעברה והתמיכות בשיעור של כ-5.4% בהשוואה להצעת התקציב לשנת הכספים 2011. גידולי תקציב אלו גבוהים משמעותית מהגידול בהוצאה התקציבית לחישוב מגבלת ההוצאה בשנים 2012-2011. הגידול בתשלומי ההעברה והתמיכות בשנות הכספים 2012-2011 נובעים ממדיניות הממשלה על הגדלה בצורה ניכרת של הקצבאות המשולמות על ידי המוסד לביטוח לאומי, על הגדלת מענקי האיזון ומימון תכניות הבראה לשלטון המקומי, על תוספת טכנולוגיות ותרופות חדשות לסל שירותי הבריאות ועל הגדלת התקציב המועבר למגזר העסקי.

- השקעות ומתן האשראי יגדלו בשנת הכספים 2011 בכ-14.2% בהשוואה לחוק התקציב לשנת 2010. בשנת הכספים 2012 יגדלו ההשקעות ומתן אשראי בכ-5.5% בהשוואה להצעת התקציב לשנת הכספים 2011. בדומה לתשלומי ההעברה והתמיכות, גם גידולי תקציב אלו גבוהים משמעותית מהגידול בהוצאה התקציבית לחישוב מגבלת ההוצאה בשנים 2012-2011. הגידול בהשקעות ומתן אשראי בשנות הכספים 2012-2011 נובע בעיקר מהחלטות ממשלה על הגדלת ההוצאה בתחום תשתיות התחבורה לרבות פיתוח מואץ של תשתיות התחבורה הציבורית ומערכות הסעת ההמונים.

- תשלומי הקרן (החזרי קרן ההלוואות), למעט החזרי קרן למוסד לביטוח לאומי, יגדלו בשנת הכספים 2011 בכ-11.2% בהשוואה לחוק התקציב לשנת 2010. בשנת הכספים 2012 יגדלו תשלומי הקרן, למעט החזרי קרן למוסד לביטוח לאומי, בשיעור של כ-5.5% בהשוואה להצעת התקציב לשנת הכספים 2012. השינויים בתשלומי הקרן הם פועל יוצא של מבנה לוחות הסילוקין של החוב. תשלומים אלה אינם כלולים בחישוב הגירעון ובחישוב ההוצאה המותרת לפי חוק הפחתת הגירעון והגבלת ההוצאה התקציבית, תשנ"ב-1992.

ההוצאה ברוטו לפי סיווג כלכלי

(באלפי ש"ח)

	ביצוע התקציב לשנת 2009	תקציב מקורי לשנת 2010	הצעת התקציב לשנת 2011	הצעת התקציב לשנת 2012
הוצאה נטו	**306,836,623**	**325,287,959**	**348,185,234**	**365,916,172**
הוצאה מותנית	11,687,002	16,511,485	18,652,664	19,072,349
סך-הכול תקציב ברוטו (1+2)	**318,523,625**	**341,799,444**	**366,837,898**	**384,988,521**
1 סך-הכול הוצאות ומתן אשראי	**257,932,911**	**272,554,444**	**289,848,898**	**303,729,521**
1.1 צריכה אזרחית	54,868,514	63,287,684	67,382,623	70,292,079
שכר בארץ	36,108,867	39,125,472	42,446,777	44,008,434
קניות בארץ	16,863,186	21,839,411	22,786,220	24,082,734
שכר וקניות בחו"ל	1,896,461	2,322,801	2,149,626	2,200,911
1.2 צריכה ביטחונית	58,369,906	53,782,582	54,094,605	55,627,109
שכר	20,756,058	22,515,432	22,131,433	22,831,778
תשלומי העברה	2,300,265	2,219,208	2,234,275	2,256,393
קניות	23,313,128	17,232,029	18,540,836	19,114,180
בינוי	3019735	1,005,405	1,005,405	1,005,405
קניות בחו"ל	8,619,736	10,480,816	9,768,128	10,011,780
הוצאות חירום ותיאום הפעולות בשטחים	360,984	329,692	414,528	407,573
1.3 תשלומי העברה ותמיכות	88,807,256	87,463,127	96,942,527	101,283,083
לרשויות המקומיות	12,875,996	12,340,450	14,185,339	14,257,990
למועצות הדתיות	189,179	230,193	235,839	238,707
לפרטים ולמוסדות	46,885,023	45,121,749	49,909,736	52,545,170
תמיכות במחירי מצרכי היסוד	2,359,469	2,690,683	2,880,395	3,175,926
העברות למוסד לביטוח הלאומי	26,497,589	27,080,052	29,731,218	31,065,290
1.4 השקעות ומתן אשראי	14,932,682	17,417,890	19,894,819	20,982,781
השקעה ישירה	13,487,126	14,914,338	17,416,610	18,309,547

ההוצאה ברוטו לפי סיווג כלכלי (המשך)

		ביצוע התקציב לשנת 2009	תקציב מקורי לשנת 2010	הצעת התקציב לשנת 2011	הצעת התקציב לשנת 2012
	מזה: שיכון	1,907,433	1,997,148	2,898,219	2,765,983
	מתן אשראי	1,445,556	2,503,552	2,478,209	2,673,234
	מזה: שיכון	519,841	819,232	706,425	714,177
1.5	תשלומי ריבית וסבסוד אשראי	33,572,019	38,039,320	36,838,176	38,577,176
	תשלומי ריבית בארץ	27,942,325	30,962,000	30,887,000	31,673,000
	סבסוד אשראי	4,345	22,320	7,176	7,176
	תשלומי ריבית בחו"ל	5,625,349	7,055,000	5,944,000	6,897,000
1.6	הוצאות שונות	7,382,534	7,523,000	8,428,000	9,097,000
	פירעון קרן לביטוח הלאומי שונות	7,382,534	7,523,000	8,428,000	9,097,000
1.7	רזרבות		5,040,841	6,268,148	7,870,293
2	**פירעון חובות קרן**	**60,590,714**	**69,245,000**	**76,989,000**	**81,259,000**
	פירעון בארץ לציבור	52,928,982	55,840,000	71,345,000	72,601,000
	פירעון חובות בחו"ל	7,661,732	13,405,000	5,644,000	8,658,000

ניתוח התפתחות הצעת התקציב בשנות הכספים 2012-2005

פרק זה מציג ניתוח של התפתחות ההוצאה התקציבית בין השנים 2012-2005. החלק הראשון מציג את התפתחות ההוצאה התקציבית לפי תחומי פעולה עיקריים דוגמת הביטחון והסדר הציבורי, חינוך, בריאות וכדומה. החלק השני מציג את התפתחות ההוצאה לפי מיון כלכלי, כלומר התפתחות ההוצאה לשכר, לקניות, תשלומי העברה ועוד. הניתוחים הנ"ל מוצגים בשני אופנים: הראשון מציג את השינוי הריאלי בכל אחד מן התחומים לאורך זמן. השני מציג את השינוי בהתפלגות ההוצאה התקציבית, כלומר את השינוי בחלקו של כל תחום מתוך סך ההוצאה התקציבית. מהשוואה זו ניתן לראות אילו תחומי הוצאה הגדילו את חלקם היחסי בהוצאה התקציבית לאורך התקופה ואילו תחומי הוצאה הצטמצמו באופן יחסי ופינו מקורות בתוך מסגרת התקציב. שינויים אלה בהתפלגות התקציבית יכולים לנבוע משינויים בסדרי העדיפויות אך גם מיצירת מנגנונים חוץ תקציביים ומדינאמיקות פנימיות בתוך התקציב המובילות להתנהגות שונה של כל רכיב הוצאה. דוגמה לדינאמיקה מעין זו היא התפתחות ההוצאה לריבית. כך למשל, במקרה שסך החוב הממשלתי נותר ללא שינוי אך שיעור הריבית בעת גיוס החוב יורד, סך ההוצאה לריבית קטנה וכתוצאה מכך חלה ירידה בחלקה של ההוצאה לריבית מתוך סך ההוצאה.

אמנם ההוצאה התקציבית מייצגת את עיקר מדיניות התקצוב של הממשלה אך קיימות פעולות והוצאות נוספות הממומנות על ידי הציבור אשר אינן באות לידי ביטוי מלא בתקציב עצמו. לכן, על מנת לקבל תמונה מלאה של התפתחות ההוצאה הממשלתית יש להתייחס גם אליהן. ההוצאות הבולטות ביותר בהקשר זה הן הוצאות המוסד לביטוח לאומי וההוצאה על סל הבריאות, אליהן נתייחס במהלך הניתוח של תחומי ההוצאה. אל פעולות אחרות של הממשלה שאינן באות לידי ביטוי מלא בהוצאה התקציבית נתייחס בקצרה בחלק השלישי.

התפתחות ההוצאה התקציבית לפי תחומי פעולה עיקריים

בין השנים 2012-2005 גדל סך ההוצאה התקציבית (ללא הוצאה מותנית בהכנסה) בכ-12% במונחים ריאליים, גידול ריאלי של 1.6% בממוצע שנתי. כתוצאה מהירידה בחלקה של הוצאה לריבית מסך התקציב, שנבעה מגידול נמוך יחסית בחוב הממשלתי וירידת שיעורי הריבית על החוב, סך ההוצאה התקציבית בניכוי הוצאות הריבית גדל בשנים אלה בכ-16% אחוזים (גידול ריאלי של 2.1% בממוצע שנתי).

תחומי ההוצאה העיקריים בהצעת התקציב לשנים 2012-2011 הם ביטחון וסדר ציבורי המהווים כרבע מהתקציב, חינוך וההשכלה הגבוהה (כ-15%), רווחה וביטחון סוציאלי (כ-14%) וריבית (כ-14%).

תחומי ההוצאה העיקריים שחלקם מתוך סך ההוצאה התקציבית גדל בשנים אלה הם ההוצאה לרווחה ולביטוח סוציאלי שגדלה בשיעור שנתי ריאלי ממוצע של 3.2% (כתוצאה מכך חלקה של הוצאה זו בתקציב גדל ב-1.4 נקודות

אחוז), ההוצאה לחינוך וההשכלה הגבוהה שגדלה בשיעור שנתי ריאלי ממוצע של 2.7% (גידול של 1.1 נקודות אחוז מתוך התקציב) וההוצאה על תחבורה שגדלה בשיעור שנתי ריאלי ממוצע של 4.7% אחוזים (גידול של 0.9 נקודת אחוז מתוך סך ההוצאה התקציבית). תחום הוצאה עיקרי שבו נרשמה ירידה הוא הריבית שירדה בשיעור שנתי ריאלי ממוצע של 1.4%, וכתוצאה מכך חלקה בתקציב הצטמצם באופן משמעותי (ירידה של 3.2 נקודות אחוז).

בחינת ההתפתחויות בין השנים 2012-2009 מעלה כי התחומים שחלקם גדל באופן משמעותי הם בריאות וחינוך ואילו הירידה העיקרית הייתה בריבית. יצוין כי החישובים המוצגים בפרק זה מתבססים על ההוצאה נטו, ולכן אינם לוקחים בחשבון את הוצאות המשרדים השונים המותנות בהכנסות ייעודיות. כך למשל, בשנים האחרונות הגידול בסיוע הביטחוני האמריקני נרשם כהוצאה מותנית בהכנסה, ולכן הגידול הכולל בהוצאה הביטחונית גדול מהגידול המופיע בהוצאה נטו.

ההוצאה התקציבית נטו בשנים 2012-2005 והתפלגות לפי תחומי הוצאה מרכזיים

תקציב מקורי, מיליארדי ש"ח, במחירים שוטפים

	2005	2006	2007	2008	2009	2010	2011	2012	השינוי בנקודות אחוז בין 2005 ל-2012	השינוי המצטבר במונחים ריאליים*
סך הכול הוצאה	215.5	219.0	230.0	235.7	248.2	256.0	271.2	284.7		12%
התפלגות תחומי ההוצאה העיקריים מסך ההוצאה התקציבית										
הביטחון והסדר הציבורי	25.5%	25.2%	26.9%	26.6%	24.7%	25.7%	24.9%	24.4%	-1.1%	7%
חינוך וההשכלה הגבוהה	14.5%	14.7%	14.1%	14.5%	15.0%	15.6%	15.8%	15.6%	1.1%	20%
רווחה וביטוח סוציאלי	12.6%	12.9%	12.9%	13.8%	14.4%	13.7%	14.2%	14.0%	1.4%	24%
משרדים כלכליים ותשתיות	9.8%	9.6%	9.0%	8.9%	9.2%	8.9%	9.0%	9.1%	-0.8%	3%
בריאות	6.9%	7.0%	7.1%	6.6%	6.6%	7.2%	7.4%	7.4%	0.5%	19%
המשרדים המנהליים	4.3%	4.7%	4.7%	4.8%	3.9%	4.1%	4.2%	4.2%	-0.2%	7%
ריבית	16.7%	16.2%	15.4%	14.6%	14.4%	14.8%	13.6%	13.5%	-3.2%	-10%
הוצאות אחרות	9.6%	9.8%	9.8%	10.2%	11.7%	9.9%	10.9%	11.8%	2.2%	37%
סה"כ הוצאה בניכוי ריבית	179.4	183.5	194.5	201.1	212.6	218.0	234.4	246.1		16%

	2005	2006	2007	2008	2009	2010	2011	2012	השינוי בנקודות אחוז בין 2005 ל-2012	השינוי המצטבר במונחים ריאליים*
הוצאות המוסד לביטוח לאומי**	41.6	43.9	45.3	48.0	53.1	57.3	60.4	63.3		29%
סל הבריאות	22.8	24.0	24.9	26.6	28.1	29.3	31.8	33.3		24%

* השינוי הריאלי מחושב על בסיס השינוי במדד המחירים לצרכן ובכלל זה תחזיות לשנים הבאות.

** ללא הוצאות תפעול ומילואים.

הערה מתודולוגית: הנתונים המוצגים הם בהתאם לתקציב המקורי המוגש לכנסת. בפועל, סעיפים תקציביים שונים משתנים כתוצאה משינויים בכנסת, מהעברת עודפים משנה לשנה, מצרכים דחופים המתפתחים במהלך השנה וכיוצא בזה. דוגמה להוצאה העוברת שינויים תכופים יחסית היא ההוצאה לביטחון. לכן, התפלגות ההוצאה בפועל בכל שנה ושנה בתחומים השונים יכולה להיות שונה במידת מה מהמוצג בטבלה. עם זאת, השינויים המצטברים משקפים באופן סביר את ההתפתחויות לאורך זמן וכתוצאה מכך את סדרי העדיפויות התקציביים. בנוסף לכך, לצורך שמירה על עקביות כל השינויים הריאליים מחושבים בהתאם למדד המחירים לצרכן. בפועל, על מנת לבצע ניתוח מלא של השינוי הכמותי בכל תחום ותחום יש להשתמש במדדים שונים. לניתוח ממוקד של תחומי ההוצאה הספציפיים ראו את חוברות הצעת התקציב של המשרדים השונים.

בחינה של המדיניות הפיסקאלית הכוללת ושל סדרי העדיפויות בתקציב מצריכה גם בחינה של מרכיבי ההוצאה הציבורית, אשר אינם נכללים באופן ישיר בהוצאה התקציבית. כך למשל, בין השנים 2005 ל-2012 גדלו הוצאות המוסד לביטוח לאומי (ללא הוצאות תפעול וללא תשלומי מילואים) בשיעור ריאלי מצטבר של כ-29%, קצב שנתי של כ-3.5%, גבוה בהרבה משל הגידול בהוצאה התקציבית שעמד בתקופה זו, כאמור, על 1.6%. גידול זה נבע במידה רבה מהגדלת קצבאות הזקנה וקצבאות הילדים בשנתיים האחרונות. גם ההוצאה על סל הבריאות גדלה בתקופה זו בקצב מהיר של כ-3% לשנה במונחים ריאליים.

ההתפתחויות התקציביות לפי מיון כלכלי

בחינת השינויים התקציביים על פני זמן בחלוקה לפי מיון כלכלי מעלה כי השינוי המרכזי שנרשם בשנים אלה הוא גידול של כ-3% בחלקה של ההוצאה על שכר וגמלאות (מתוך סך ההוצאה התקציבית) שבאה בעיקר על חשבון ירידה בהוצאה לתשלומי ריבית.

יש לציין כי פילוח השינוי בין שכר לגמלאות מעלה כי מעט יותר ממחצית מהגידול נבע מהעלייה בתשלומי הגמלאות (חלקן בסך ההוצאה התקציבית גדל מ-4.7% בשנת 2005 ל-6.2% בשנת 2012). זאת, על אף שההוצאה הכוללת לגמלאות

השינוי הריאלי המצטבר לפי תחומי הוצאה בשנים 2005-2012


30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
24%
20%
19%
16%
7%
7%
3%
-10%
29%
24%
הגידול הריאלי המצטבר של סך ההוצאה
רווחה וביטוח סוציאלי
חינוך והשכלה גבוהה
בריאות
סה"כ הוצאה בניכוי ריבית
משרדים מנהליים
בטחון וסדר ציבורי*
משרדים כלכליים ותשתיות
ריבית
ביטוח לאומי
סל בריאות
הוצאה תקציבית

* לא כולל חלק מהתוספת התקציבית, הנובעת מהגידול בסיוע הביטחוני האמריקאי. בנוסף, לא כולל תוספות הניתנות במהלך השנה, להן יכולה להיות השפעה משמעותית על ההוצאה הביטחונית, בה קיימת שונות רבה.

השינוי במרכיבי ההוצאה כאחוז מסך ההוצאה התקציבית

לפי מיון כלכלי בשנים 2005-2012


40%
35%
30%
25%
20%
15%
10%
5%
0%
2005
2012
33.9%
35.4%
20.2%
23.1%
16.7%
13.5%
16.7%
16.3%
6.6%
6.4%
תשלומי העברה
שכר מקומי וגמלאות
ריבית
קניות בארץ והוצאות בחו"ל
השקעות

הערה: ההוצאות המוצגות בתרשים מסתכמות לכ-94% מסך ההוצאה התקציבית. ההוצאות הנוספות בשיעור של כ-6% אינן מסווגות למיונים כלכליים אלו. חלקן היחסי מהתקציב נותר ללא שינוי בשתי נקודות הזמן המוצגות.

מהווה פחות מ-40% מההוצאה לשכר. הגידול המהיר בהוצאה לגמלאות (גידול ריאלי של כ-5.7% בממוצע שנתי בשנים אלה לעומת גידול ריאלי של כ-2.8% בהוצאות לשכר) נבע בחלקו מתוספות חד-פעמיות שניתנו לבסיס הקצבה של גמלאים המבוטחים בפנסיה תקציבית (כחלק מהסכם המעבר להצמדה למדד המחירים לצרכן). עם זאת, הוא גם משקף את הנטל הגדל והולך של הגמלאות על סך ההוצאה התקציבית.

פעולות ממשלתיות נוספות שאינן באות לידי ביטוי בהוצאה התקציבית

תחום משמעותי שאינו מופיע באופן ישיר בהוצאה התקציבית, אך יש להתייחס אליו בניתוח המדיניות התקציבית וסדרי העדיפויות התקציביים הוא הטבות המס. הטבות המס מהוות מעין "סובסידיה" , ולכן יש להתייחס אליהן בעת קביעת המדיניות הכלכלית וסדרי העדיפויות בתקציב כאל כל הוצאה תקציבית אחרת. רבות מהטבות המס באות לידי ביטוי בסיוע לתעשייה ולתעסוקה, למשל דרך החוק לעידוד השקעות הון או דרך זיכויי מס שונים המגדילים את השכר נטו, וכתוצאה מכך משפיעים על התמריצים לעבודה ומצמצמים את הוצאות השכר של המעסיקים (להרחבה בנושא הטבות המס ראו את הפרק על הכנסות המדינה ממסים).

פעולות רלוונטיות נוספות הן פרויקטים משותפים עם הסקטור הפרטי המשפיעים על סך ההשקעה הציבורית על אף שאינם מופיעים באופן מלא בהוצאה התקציבית וכן מתן ערבויות לגופים שונים המהווה סבסוד לפעולותיהם. השקעות נוספות הנעשות שלא במסגרת תקציב המדינה הן השקעות הממומנות באופן ישיר על ידי הציבור. דוגמה לכך הן ההשקעות במשק החשמל והמים הממומנות באופן חלקי או מלא דרך תעריפי המוצרים.

הגירעון ומימונו לשנות הכספים 2012-2011

ההוצאות וההכנסות לחישוב הגירעון

- ההוצאה התקציבית לחישוב תקרת הגירעון עומדת על כ-270.1 מיליארד ש"ח בשנת הכספים 2011 ועל כ-283.4 מיליארד ש"ח בשנת הכספים 2012.
- תחזית ההכנסות והמענקים לשנים 2012-2011 עומדת על כ-244.9 מיליארד ש"ח בשנת הכספים 2011 ועל כ-265.1 מיליארד ש"ח בשנת הכספים 2012.

פירוט תחזית הכנסות המדינה ממסים מופיע בפרק תחזית הכנסות המדינה ממסים לשנים 2012-2011 בחוברת זו.

הגירעון בתקציב המדינה

הגירעון הכולל ללא אשראי בשנת 2011 צפוי להסתכם בכ-25.2 מיליארד ש"ח, המהווים כ-2.9% תוצר, זאת בהתבסס על הנחת צמיחה של 3.8% (התוצר החזוי לשנת 2011 הוא כ-864.1 מיליארד ש"ח).

הגירעון המקומי ללא אשראי בשנת 2011 צפוי להסתכם בכ-22.0 מיליארד ש"ח, המהווים כ-2.5% תוצר.

הגירעון בחו"ל ללא אשראי בשנת 2011 צפוי להסתכם בכ-3.2 מיליארד ש"ח, המהווים כ-0.4% תוצר.

הגירעון הכולל (לרבות אשראי נטו) בשנת 2011 צפוי לעמוד על כ- 19.9 מיליארד ש"ח, המהווים כ-2.3% תוצר.

הגירעון הכולל ללא אשראי בשנת 2012 צפוי להסתכם בכ-18.3 מיליארד ש"ח, המהווים כ-2.0% תוצר, זאת בהתבסס על הנחת צמיחה של 4.0% (התוצר החזוי לשנת 2012 הוא כ-918.6 מיליארד ש"ח).

הגירעון המקומי ללא אשראי בשנת 2012 צפוי להסתכם בכ-14.1 מיליארד ש"ח, המהווים כ-1.5% תוצר.

הגירעון בחו"ל ללא אשראי בשנת 2012 צפוי להסתכם בכ-4.2 מיליארד ש"ח, המהווים כ-0.5% תוצר.

הגירעון הכולל (לרבות אשראי נטו) בשנת 2012 צפוי לעמוד על כ- 13.5 מיליארד ש"ח, המהווים כ-1.5% תוצר.

מימון הגירעון הכולל בשנות הכספים 2012-2011
(במיליארדי ש"ח)

מקורות למימון הגירעון	סך ב-2011	סך ב-2012
הכנסות ממכירת חברות, בנקים וקרקעות נטו	3.8	1.8
הלוואות מחו"ל (נטו)	2.4	0.3
מִלוות מהציבור (נטו)	13.7	11.4
סך-הכול	**19.9**	**13.5**

הערה: תיתכן תחלופה בין הרכיבים השונים של מימון הגירעון.

הגירעון התקציבי ומימונו

(באלפי ש"ח)

	ביצוע התקציב לשנת 2009	תקציב מקורי לשנת 2010	הצעת התקציב לשנת 2011	הצעת התקציב לשנת 2012
ההוצאה לחישוב מגבלת ההוצאה		***252,796,868**	**271,196,234**	**284,657,172**
הוצאות אשראי נטו		1,103,552	1,078,209	1,273,234
ההוצאה לחישוב הגירעון		**254,939,407	270,118,025	283,383,938
סך הכנסות ומענקים נטו***		212,009,394	244,939,201	265,093,452
עודף (+) [גירעון(-)] ללא אשראי נטו****		42,930,013	25,178,824	18,290,486
תחזית התוצר המקומי הגולמי		779,868,000	864,100,000	918,600,000
שיעור הגירעון מהתוצר		5.5%	2.9%	2.0%
.1 סך-הכול הוצאות ומתן אשראי*****	**257,932,911**	**272,554,444**	**289,848,898**	**303,729,521**
מזה: מקומי	241,791,144	252,695,768	271,987,144	284,619,830
- צריכה והשקעה	125,627,150	129,870,392	136,756,542	142,070,602
מזה: מקומי	115,110,732	117,066,716	124,838,788	129,857,911
- תשלומי העברה ותמיכות	91,107,521	89,682,335	99,176,802	103,539,476
- תשלומי ריבית וסבסוד אשראי	33,572,019	38,039,320	36,838,176	38,577,176
מזה: מקומי	27,946,670	30,984,320	30,894,176	31,680,176
- מתן אשראי	1,445,556	2,503,552	2,478,209	2,673,234
- הוצאה אחרת	6,180,665	12,458,845	14,599,169	16,869,033
.2 סך הכנסות ומענקים	**224,718,683**	**233,752,184**	**269,966,965**	**290,224,701**
מזה: מקומי	214,253,931	218,713,037	255,287,718	275,252,146
- הכנסות ממסים	178,688,874	184,434,664	214,989,152	233,826,297
- הכנסות אחרות	38,046,445	39,417,440	46,268,495	47,726,230
מזה: החזרי אשראי	7,862,474	6,631,305	7,775,100	7,458,900
- מענקים מחו"ל	7,983,364	9,900,080	8,709,318	8,672,174

* התקציב נטו (325,287,959), בניכוי ההוצאה שנוספה באופן חד-פעמי לתקציב לשנים 2009-2010 להתמודדות עם המשבר הכלכלי העולמי (3,246,091), ובניכוי תשלום חובות (76,768,000) למעט תשלום חובות לביטוח הלאומי (7,523,000).

** ההוצאה לחישוב מגבלת ההוצאה בניכוי הוצאות אשראי נטו ובתוספת ההוצאה שנוספה באופן חד-פעמי לתקציב לשנים 2009-2010 להתמודדות עם המשבר הכלכלי העולמי.

*** סך הכנסות ומענקים בניכוי ההכנסה המיועדת, למעט הכנסות אשראי מיועדות, ובניכוי החזרי אשראי.

**** משמש לחישוב שיעור הגירעון מהתוצר.

***** התקציב לחישוב מגבלת ההוצאה בתוספת ההוצאה המותנית בהכנסה.

הגירעון התקציבי ומימונו (המשך)

		ביצוע התקציב לשנת 2009	תקציב מקורי לשנת 2010	הצעת התקציב לשנת 2011	הצעת התקציב לשנת 2012
.3	**עודף (+) [גירעון(-)]**	**-33,214,228**	**-38,802,260**	**-19,881,933**	**-13,504,820**
	עודף (+) [גירעון(-)] ללא אשראי נטו	-39,631,146	-42,930,013	-25,178,824	-18,290,486
	מזה: מקומי	-33,656,291	-38,053,184	-21,952,317	-14,099,650
	מזה: בחו"ל	-5,974,855	-4,876,829	-3,226,507	-4,190,836
	אשראי נטו	6,416,918	4,127,753	5,296,891	4,785,666
.4	**מימון********				
4.1	הלוואות מחו"ל (נטו)	4,446,457	3,601,500	2,356,000	342,000
	קבלת הלוואות	12,108,189	17,006,500	8,000,000	9,000,000
	פרעון חובות	7,661,732	13,405,000	5,644,000	8,658,000
4.2	הלוואות מקומיות (נטו)	37,570,722	34,700,760	13,712,933	11,349,820
	קבלת הלוואות	90,499,704	90,540,760	85,057,933	83,950,820
	פירעון חובות	52,928,982	55,840,000	71,345,000	72,601,000
4.3	הכנסות הון נטו	1,576,995	500,000	3,813,000	1,813,000
	הפרטה ומכירת קרקעות	1,576,995	500,000	3,813,000	1,813,000

****** תיתכן תחלופה בין מימון בחו"ל לבין מימון מקומי.

חלק ג

סקירת עיקרי ההוצאות והפעולות של משרדי הממשלה

כללי

חלק זה מציג את עיקרי הפעולות וההוצאות של משרדי הממשלה לשנים 2012-2011. בנוסף מוצגים בו עיקרי ההוצאות התקציביות שאינן מסווגות כחלק מתקציבי המשרדים. הרחבות בנושאים אלו מוצגות בחוברות התקציב המפורטות של המשרדים השונים.

תוכן ששת הפרקים המוצגים בחלק זה הוא כדלקמן:

פרק ראשון מציג את ההוצאות לביטחון ולסדר הציבורי. המשרדים המרכזיים הנכללים בפרק זה הם משרד הביטחון והמשרד לביטחון הפנים.

פרק שני מציג את הוצאות המשרדים המנהליים העוסקים בפעילות המטה הממשלתית וכן את הוצאות הממשל.

פרק שלישי מציג את התפתחות ההוצאה לשירותים החברתיים, הן ההוצאות הנרשמות ישירות בתקציב והן ההוצאות הממומנות בחלקן על ידי גבייה ישירה מהציבור, דוגמת קצבאות הביטוח הלאומי וסל הבריאות.

פרק רביעי מציג את הוצאות המשרדים העוסקים בפיתוח ענפי המשק.

פרק חמישי מציג את הוצאות משרדי התשתיות והבינוי.

פרק שישי מתייחס לשני תחומי הוצאה בעלי משקל משמעותי בתקציב – הוצאות הריבית וההוצאות על גמלאות ופיצויים.

הביטחון והסדר הציבורי

קבוצת המשרדים העוסקים בביטחון ובסדר הציבורי כוללת את משרד הביטחון ואת המשרד לביטחון הפנים.

מאפייני התקציב

אחד מתחומי ההוצאה העיקריים בהצעת התקציב לשנים 2012-2011 הוא אשכול ההביטחון והסדר הציבורי. סך התקציב המופנה למימון אשכול זה מסתכם בסכום כולל של 61.8 מיליארד ש"ח בשנת 2011 ובסכום כולל של 63.4 מיליארד ש"ח בשנת 2012. סכומים אלה אינם כוללים הוצאה מותנית בהכנסה, המושפעת בין השאר מהגידול בסיוע הביטחוני האמריקני, והם מהווים כ-22.5% מסך הצעת תקציב המדינה. מהסכום האמור, ההוצאות המופנות לפעילות משרד הביטחון הן הגבוהות ביותר ושיעורן עומד על כ-18% מסך ההוצאה התקציבית (לא כולל הוצאה מותנת בהכנסה).

עקב משקלו הרב של אשכול זה בתקציב המדינה ונוכח כוונת הממשלה לקדם בשנות התקציב 2012-2011 את תחומי החינוך, התעסוקה, המחקר והפיתוח והתשתיות, רוסן הגידול בנתח הוצאה משמעותי זה באמצעות ריסון הגידול בתקציב משרד הביטחון.

המשרדים העוסקים בביטחון ובסדר הציבורי מאופיינים בעתירות כוח אדם, לכן חלק ניכר מתקציב משרדים אלה מיועד למימון הוצאות שכר וגמלאות. בנוסף, חלק משמעותי מההוצאה מופנה לרכש, חלקו נכלל בהוצאה התקציבית נטו וחלקו מתבסס על סיוע חוץ.

הצעת תקציב המשרדים לביטחון ולסדר הציבורי (כולל תקציבי הפיתוח)
לשנים 2012-2011
במחירים שוטפים, במיליארדי ש"ח

שנה	2011	2012
משרד הביטחון	49.3	50.5
הוצאות חירום אזרחיות	0.2	0.2
תיאום הפעולות בשטחים	0.1	0.1
חוק חיילים משוחררים	1.7	1.8
המשרד לביטחון הפנים	10.5	10.9
סך הכול	**61.8**	**63.4**

משרד הביטחון

הצעת תקציב משרד הביטחון לשנות הכספים 2012-2011 (סעיף 15) מסתכמת בכ-54.2 מיליארד ש"ח וכ-55.8 מיליארד ש"ח בהתאמה, מהם כ-49.3 מיליארד ש"ח וכ-50.5 מיליארד ש"ח בהתאמה בהוצאה נטו, וכ-5 מיליארד ש"ח וכ-5.3 מיליארד ש"ח בהתאמה בהוצאה מותנית בהכנסה. כמו כן, בכל אחת מהשנים 2012-2011 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-32.3 מיליארד ש"ח.

דגשים לשנות הכספים 2012-2011

במסגרת דיוני תקציב המדינה לשנים 2012-2011, ולאור חשיבות השמירה הן על מסגרת התקציב והן על מתווה ברודט (כפי שיפורט להלן), קבעה הממשלה בהחלטה 2062 מיום 15 ביולי 2010, כי באופן חד-פעמי יופחת מתקציב הביטחון לשנים 2012-2011, סך של 1.4 מיליארד ש"ח ו-1.3 מיליארד ש"ח בהתאמה.

כתוצאה מכך, בשנת 2011 צפוי תקציב הביטחון (כולל הסיוע האמריקני) לעמוד על כ-19.2% מתקציב המדינה ללא החזר חובות, ובשנת 2012 צפוי תקציב הביטחון (כולל הסיוע האמריקני) לעמוד על כ- 18.75% מתקציב המדינה ללא החזר חובות.

- **תקציב הביטחון בשנים האחרונות לנוכח המצב הביטחוני והכלכלי**

בשנים 2004-2000 גדל תקציב הביטחון באופן משמעותי, זאת לאחר יציבות במהלך שנות התשעים. בתקופה האמורה מומנה הקצאת המשאבים לביטחון באמצעות הפחתה בתקציבי משרדי הממשלה האחרים, עם השלכות על רמת השירות לאזרחים. בשנים 2006-2005 בוצעה הפחתה מסוימת בתקציב הביטחון בהשוואה לרמת השיא של שנת 2004. גם לאחר הפחתה זו, רמת תקציב הביטחון המקורי בשנת 2006 הייתה עדיין גבוהה ריאלית מזו של סוף שנות התשעים.

ביולי 2006 התרחשה מלחמת לבנון השנייה אשר נמשכה כחודש ימים. במלחמה נטלו חלק כל זרועות צה"ל, תוך שימוש נרחב במערך המילואים. המלחמה הביאה להוצאות תקציביות ניכרות בכל זרועות הצבא. לאחר המלחמה שופתה מערכת הביטחון בסך של 8.2 מיליארד ש"ח למימון הוצאות הלחימה.

לאחר מלחמת לבנון השנייה ולאור דרישות מערכת הביטחון לתוספות תקציביות ניכרות, הקימה הממשלה ועדה ציבורית לבחינת תקציב הביטחון (ועדת ברודט). הוועדה קבעה בין היתר, כי למערכת הביטחון תינתן תוספת משאבים של כ-100 מיליארד שקלים בשנים 2017-2008, מהם 46 מיליארד בתוספת תקציב.

במהלך חודש אוגוסט 2007, נחתם הסכם סיוע נוסף עם הממשל האמריקני. במסגרת ההסכם תקבל ממשלת ישראל סיוע בהיקף של 30 מיליארד דולר לשנים 2018-2009 לצרכים ביטחוניים.

בדצמבר 2008 התרחש מבצע רחב היקף ברצועת עזה (מבצע "עופרת יצוקה"). לאחר המבצע, ובמטרה לשפות את צה"ל בגין עלויות הלחימה, התקבלה החלטת ממשלה 4526 בתאריך 25 בפברואר 2009. במסגרת ההחלטה אישרה הממשלה תוספת תקציב בסך 2.45 מיליארד ש"ח בגין עלויות הלחימה במבצע "עופרת יצוקה", וזאת בפריסה על פני השנים 2010-2009. יצוין כי מערכת הביטחון חויבה להשתתף בעלות של 800 מיליון ש"ח ממקורותיה הפנימיים בנוסף לתוספת התקציב כאמור.

כפי שצוין, במסגרת דיוני תקציב המדינה לשנים 2012-2011, ולאור חשיבות השמירה הן על מסגרת התקציב והן על מתווה ברודט, קבעה הממשלה בהחלטה 2062 מיום 15 ביולי 2010, כי באופן חד-פעמי יופחת מתקציב הביטחון לשנים 2012-2011, סך של 1.4 מיליארד ש"ח ו-1.3 מיליארד ש"ח בהתאמה.


התפתחות תקציב משרד הביטחון נטו (כולל הסיוע)*
(מיליוני ש"ח - במחירי שנת 2012)
55,000
50,000
45,000
40,000
35,000
30,000
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
תקציב על שינויים
תקציב מקורי
*תקציב נטו כולל כלל הסיוע האמריקני
** תחזית תקציב 2010 על שינויים

- **הוועדה לבחינת תקציב הביטחון (ועדת ברודט)**

לאחר אישור תקציב המדינה לשנת 2007 בממשלה, מינו ראש הממשלה, שר האוצר ושר הביטחון ועדה לבחינת תקציב הביטחון בראשות מר דוד ברודט.

ביום 17 במאי 2007 הגישה הוועדה לבחינת תקציב הביטחון (ועדת ברודט) את מסקנותיה, ועיקריהן אושרו על ידי הממשלה בהחלטה 2119 מיום 29 ביולי 2007.

להלן תמצית עיקרי ההמלצות :

- תיקבע מסגרת תקציב רב-שנתית למערכת הביטחון למשך חמש שנים עם אופק לעשר שנים. התקציב יכלול את כל הוצאות מערכת הביטחון ויתייחס אליהן בשפה אחידה ומחייבת כפי שנקבע לו בחוק התקציב.
- סך המקורות שיתווספו לתקציב הביטחון בעשור הקרוב יעמוד על כ-100 מיליארד ש"ח, והם יתווספו באופן הבא: תוספת ממקורות המשק, הגדלת הסיוע האמריקני והתייעלות פנימית.
- על מנת להבטיח שנושאים מסוימים לא ייפגעו, יש 'לשריין' עוגנים תקציביים, דהיינו באותם סעיפים יהיה סף מינימאלי של הוצאה שהצבא לא יורשה לרדת ממנו (כגון: רמת מוכנות וכשירות, חידוש משקים ותקציב מחקר ופיתוח).
- ההתייעלות במערכת הביטחון היא הכרחית ומשמשת מקור תקציבי פנימי לשם מימוש יעדי הצבא לחומש ולעשור הבא. ההמלצה מתווה התייעלות של 30 מיליארד ש"ח לעשור הקרוב ושורת נושאים שבהם המערכת יכולה להתייעל ולחסוך.
- תקציב הביטחון יכלול רזרבה מוגדרת אשר אמורה לתת מענה לאירועים בלתי מתוכננים ובלתי צפויים, וניתן יהיה להפשירה רק באישור ראש הממשלה או הקבינט.
- פרויקטים רב-שנתיים בעלויות גבוהות יאושרו על ידי הדרג המדיני.
- התקציב הרב-שנתי יכלול תמריץ למערכת הביטחון ליזום וליישם רפורמות.
- יש לנצל את התקציב הרב-שנתי המוצע ככלי לשיפור הניהול של מערך כוח האדם ולהגמשת ההוצאות. הוועדה מפרטת את המלצותיה לגבי התייעלות בכל המגזרים הנכללים במערך כוח האדם במערכת.
- תהליך קביעת תקציב הביטחון השנתי צריך להיות סדור ומוגדר בלוחות זמנים במהלך השנה.

הוועדה ממליצה על מספר נושאים אשר יביאו לשיפור תהליך התקצוב והבקרה של תקציב הביטחון.

ההמלצה על תהליך ההתייעלות במערכת הביטחון היא מרכזית וחשובה ביותר. על פי-דו"ח ברודט, החל משנת 2008 על מערכת הביטחון להציג תכנית התייעלות בהיקף של 550 מיליון ש"ח בבסיס התקציב בכל שנה.

ההמלצות האמורות הגדילו את תקציב הביטחון בצורה משמעותית, והן צפויות להגדיל באופן משמעותי את תקציב הביטחון גם בשנים הבאות תוך צמצום משמעותי במידת הגמישות של הממשלה בקביעת סדרי עדיפויות מדי שנה. האמור נכון על אף ההפחתה החד-פעמית בתקציב הביטחון לשנים 2012-2011.

בהקשר זה יצוין כי על אף שבדו"ח ברודט נקבע מתווה תקציבי ברור, במהלך השנים 2010-2008 התווספו לתקציב הביטחון סכומים נוספים, מעבר למתווה, עבור תגבור פעילויות שונות כגון: חוק המילואים, הגדר בגבול המערבי ונושאים מסוגים נוספים.

- **הפיקוח האזרחי**

על פי מסקנות ועדת ברודט, הפיקוח האזרחי על תקציב הביטחון המבוצע על ידי גורמים ורשויות אזרחיות (מחוץ למשרד הביטחון) טעון שיפור. כשל זה נובע בעיקרו מחוסר בכלים סטטוטוריים ומנהליים, אשר יאפשרו תהליך של פיקוח ובקרה איכותי על תקציב הביטחון. החשיבות בהגברת הבקרה על תקציב הביטחון מתחדדת נוכח משקלו הגדול מתקציב המדינה.

בחוק יסודות התקציב קיים פרק ייחודי העוסק בתקציב הביטחון (פרק ג', סעיפים 18 ו-19), המעניק למשרד הביטחון הקלות שונות בכללי אישור התקציב ודרך ניהולו. בין השאר, משרד הביטחון מחויב בהודעה לכנסת, רק בדיעבד, על ביצוע שינויים תקציביים עד לסכום מסוים (באמצעות פניות רבעוניות), לעומת שאר משרדי הממשלה המחויבים באישור או בהודעה מראש (המאפשרת עצירת הפעולה על ידי הכנסת) טרם ביצוע שינויים בתקציב. הגם שניתן לטעון כי אופי הפעילות של משרד הביטחון מצדיק אישור בדיעבד בחלק מהנושאים, הרי שאין לכך הצדקה בתחומים שבהם משרד הביטחון מתפקד בדומה למשרדי ממשלה אחרים. שיטת הדיווח בדיעבד מצמצמת את אפשרות הכנסת לבצע את תפקידה כגוף מבקר ומפקח על תקציב הביטחון כחלק מתקציב המדינה. בנוסף, רמת הפיקוח והבקרה על תקציבי השכר בצה"ל נמוכה משמעותית בהשוואה למקובל במשרדי הממשלה האחרים, וכלל ביצוע השכר והגמלאות מבוצע, מפוקח ומבוקר על ידי צה"ל באופן עצמאי ובלעדי.

חשוב להדגיש כי בשנים האחרונות נעשו מספר צעדים להגברת הפיקוח והשקיפות האזרחית על תקציב הביטחון במסגרת החלטות הממשלה והסיכומים בין משרד האוצר למשרד הביטחון. בכלל זה: פרסום חלק תקציב הביטחון הלא מסווג, בקרה על תהליך קבלת החלטות בפרויקטים רב-שנתיים ונושאים נוספים.

הסיכומים הקיימים בנושא מעידים על התקדמות בפיקוח האזרח על תקציב הביטחון. אולם, גם לאחר השינויים, רמת הפיקוח האזרחי על תקציב משרד הביטחון עדיין נמוכה מזו הקיימת ביתר משרדי הממשלה ויש לפעול לשיפור הבקרה האזרחית על תקציב הביטחון.

פירוט השינויים המרכזיים בתקציב הביטחון לשנות הכספים 2011-2012

להלן פירוט השינויים המרכזיים בתקציב הביטחון לשנת 2011 על בסיס התקציב המקורי לשנת 2010 (באלפי ש"ח, במחירי שנת 2011):

	נטו	ברוטו
סך תקציב הביטחון המקורי לשנת 2010 (מחירי 2011)	**48,053,500**	**52,050,536**
תוספות בהתאם לדוח ברודט	721,000	721,000
החזר הפחתת 2009-2010	1,500,000	1,500,000
מעבר צה"ל לנגב	6,000	6,000
מיגון אלקטרו-אופטי	60,000	60,000
התייקרויות שכר	127,000	127,000
הקמת המכשול המערבי	212,500	212,500
תוספת לסיוע האמריקני (225 מיליון דולר)	-	955,822
החלטת הממשלה על הפחתה חד-פעמית	(1,400,000)	(1,400,000)
סך תקציב הביטחון לשנת 2011	**49,280,000**	**54,232,858**

להלן פירוט השינויים המרכזיים בתקציב הביטחון לשנת 2012 על בסיס התקציב המקורי לשנת 2011 (באלפי ש"ח, במחירי שנת 2012):

	נטו	ברוטו
סך תקציב הביטחון המקורי לשנת 2011 (מחירי 2012)	**49,569,000**	**54,521,858**
תוספות בהתאם לדוח ברודט	691,000	691,000
מיגון אלקטרו-אופטי	(10,000)	(10,000)
התייקרויות שכר	150,000	150,000
תוספת לסיוע האמריקני (75 מיליון דולר)	-	318,607
החלטת ממשלה על הפחתה חד-פעמית	(1,300,000)	(1,300,000)
החזר הפחתה חד-פעמית 2011	1,400,000	1,400,000
סך תקציב הביטחון לשנת 2012	**50,500,000**	**55,771,465**

יעדי התקציב

בהתאם לפרק ג לחוק יסודות התקציב, למשרד הביטחון ישנן הקלות שונות בכללי אישור התקציב ובדרך ניהולו. בהתאם לכך, למערכת הביטחון מוענקת גמישות רבה ביחס למשרדי ממשלה אחרים, וזאת בין השאר בכל הקשור להקצאת מקורות התקציב בין מגוון המשימות ובהתאם לצרכים המשתנים.

לתקציב הביטחון שלושה יעדים מרכזיים:

- **מוכנות** — הכנת הצבא למלחמה. התקציבים המופנים למוכנות נועדו לממן בין השאר רכש של חלקי חילוף, שמירת כשירותן של הזרועות על ידי אימונים, מלאי תחמושת וכיו"ב.
- **התעצמות** — השקעה במלאי ההון הביטחוני העתידי. מטרתה לתת מענה לאיומים נחזים, קיימים ועתידיים באמצעות מחקר ופיתוח, וכן להצטייד באמצעים שיעמדו לרשות המערכת בטווח של מספר שנים.
- **פעילות שוטפת וביטחון שוטף** — אלו מתבטאים בעלויות התחזוקה, בפעילות הביטחון היומיומית של מערכת הביטחון וכן בהוצאות על השכר, על אגף השיקום ועל הגמלאות.

הרכב תקציב הביטחון

להבדיל מתקציביהם של משרדי הממשלה האחרים הממומנים על ידי מקורות המשק בלבד, תקציב הביטחון מורכב גם מכספי הסיוע האמריקני, שיעמוד על סך של 3 מיליארד דולר בשנת 2011 וסך של 3.075 מיליארד דולר בשנת 2012 כמפורט בטבלה שלהלן:

הצעת תקציב הביטחון לשנות הכספים 2012-2011 בחתך מטבעות:

	התקציב המקורי 2011 (מחירי 2011)		התקציב המקורי 2012 (מחירי 2012)	
	מיליוני $	מיליוני ש"ח*	מיליוני $	מיליוני ש"ח*
מקורות המשק		**41,486**		**42,706**
שקלים מתקציב נטו		39,082		40,302
הכנסות אחרות		2,404		2,404
הסיוע האמריקני	**3,000**	**12,747**	**3,075**	**13,065**
רכש בארה"ב	2,211	9,746	2,266	9,990
המרה לשקלים	784	2,979	804	3,053
המרה למט"ח	5	22	5	22
סך הכול תקציב ברוטו		**54,233**		**55,771**

* ההמרה ממט"ח למטבע מקומי נעשתה על פי שע"ח תקציבי של 3.8 ש"ח לדולר (4.408 ש"ח לדולר, למרכיבים המחושבים על פי שע"ח כולל מע"מ).

התקציב ממקורות המשק

כאמור, הצעת התקציב לשנת 2011 כוללת תקציב ממקורות המשק בסך של כ-41.5 מיליארד ש"ח וההצעה לשנת 2012 כוללת תקציב ממקורות המשק בסך של 42.7 מיליארד ש"ח.

הסיוע האמריקני

במהלך חודש אוגוסט 2007, נחתם הסכם סיוע עם הממשל האמריקני והוא החליף את ההסכם הקודם אשר פג בשנת 2008. במסגרת ההסכם תקבל ממשלת ישראל סיוע בהיקף של 30 מיליארד דולר לשנים 2009-2018 לצרכים ביטחוניים.

בהתאם להסכם עם הממשל בארה"ב, הסיוע האמריקני מורכב משני חלקים: נתח סיוע בארה"ב המהווה כ-74% מסך הסיוע, ונתח המרות המהווה כ-26% מסך הסיוע. הנתח הראשון מוגבל לרכש בארה"ב בלבד והוא משמש להצטיידות באמצעי לחימה, לרכש חלפים, רכש דלקים ועוד. נתח ההמרות מומר ברובו לשקלים ומתווסף לתקציב השקלי ממקורות המשק.

יש לציין כי עד שנת 1998 עמד היקף הסיוע הכולל מארה"ב על סך 3 מיליארד דולר, מהם 1.8 מיליארד דולר כסיוע ביטחוני ו-1.2 מיליארד דולר כסיוע אזרחי. מאז אותה שנה ובהתאם להצעת ממשלת ישראל, גדל היקף הסיוע הביטחוני ב-60 מיליון דולר בכל שנה, ובמקביל צומצם הסיוע האזרחי ב-120 מיליון דולר בכל שנה. משמעות הדבר היא כי החל משנת 2008 עמד תקציב הסיוע הביטחוני על 2.4 מיליארד דולר ובוטל הסיוע האזרחי.

בשנת התקציב 2011 יתווספו, לפי הסיכום, לתקציב הסיוע 225 מיליון דולר נוספים והוא יעמוד על 3 מיליארד דולר כפי שצוין. מתוכם 2.4 מיליארד מתוקצבים בהוצאה נטו ו-600 מיליון דולר מתוקצבים כהוצאה מותנית בהכנסה.

בשנת התקציב 2012 יתווספו, לפי הסיכום, לתקציב הסיוע 75 מיליון דולר נוספים והוא יעמוד על 3.075 מיליארד דולר כפי שצוין. מתוכם 2.4 מתוקצבים בהוצאה נטו ו-675 מיליון דולר מתוקצבים כהוצאה מותנית בהכנסה.

תקציב ההוצאה המותנית בהכנסה

בשנים 2011-2012 יעמוד התקציב על סכום של כ-2.4 מיליארד ש"ח (ללא נתח הסיוע האמריקני המתוקצב כהוצאה מותנית). ההכנסות של משרד הביטחון נובעות בין היתר מהמקורות הבאים:

- עסקאות ייצוא, מכירת ציוד ומכירת שירותים
- פרויקט פינוי מחנות צה"ל
- ריבית על הפקדה מראש — החל משנת 1991 מופקדים מראש כספי הסיוע האמריקני בחשבון על שם מדינת ישראל בארה"ב. חשבון זה צובר ריבית המתווספת לסיוע. בשנת 2009 נאמדה ההכנסה מהריבית בכ-19 מיליון ש"ח.

בשנת 2011 יעמוד תקציב ההוצאה המותנית בהכנסה על כ-5 מיליארד ש"ח ובשנת 2012 על כ-5.3 מיליארד ש"ת. הסיבה לגידול זה היא סיווג תוספת הסיוע האמריקאי (600 מיליון דולר בשנת 2011 ו-675 מליון דולר בשנת 2012) כתקציב הוצאה המותנית בהכנסה.

תקציב ההרשאה להתחייב

ההרשאה להתחייב משמשת ככלי ניהולי לבקרה על התקשרויות ארוכות טווח עם התעשיות הביטחוניות ועם ספקים אחרים של מערכת הביטחון בארץ ובחו"ל. הצעת תקציב ההרשאה להתחייב לכל אחת מהשנים 2012-2011 היא כ-32.4 מיליארד ש"ח. ההרשאה להתחייב מתחלקת על פי סוגי המטבע: ההרשאה במטבע המקומי תעמוד בשנת 2011 על כ-19.1 מיליארד ש"ח וההרשאה במט"ח תעמוד על כ-13.2 מיליארד ש"ח (כ-3 מיליארד דולר).

ההרשאה במטבע המקומי תעמוד בשנת 2012 על כ-18.8 מיליארד ש"ח וההרשאה במט"ח תעמוד על כ-13.6 מיליארד ש"ח (כ-3 מיליארד דולר).

משאבים נוספים

בנוסף למקורות שפורטו לעיל, עומדים לרשות המשרד מקורות נוספים, כגון חיילים בשירות חובה וכן תדרים וקרקעות אשר הוקצו למשרד הביטחון לצורך ביצוע משימותיו. ייעול השימוש במשאבים אלו, שהם בעלי ערך כלכלי רב, מאפשר הקצאת מקורות לתקציב הביטחון יחד עם קידום פרויקטים ונושאים לתועלת המגזר האזרחי, כפי שבא לידי ביטוי בהסדר פינוי מחנות צה"ל ובהסדר פינוי תדרים.

תקציב הביטחון כשיעור מהתמ"ג

הוצאות הביטחון הגבוהות בישראל הן פועל יוצא של האיומים הביטחוניים הניצבים בפניה. עקב כך, שיעור תקציב הביטחון מהתמ"ג גבוה בישראל פי שניים ויותר מאשר במדינות אירופה וארה"ב. מצב זה יוצר נטל משמעותי על הכלכלה הישראלית בהשוואה למצב הקיים במדינות המערב.

התמ"ג החזוי לשנת 2011 הוא כ-864 מיליארד ש"ח. שיעור תקציב משרד הביטחון (ברוטו) מהתמ"ג החזוי בשנת 2011, עומד אפוא על כ-6.3%.

התמ"ג החזוי לשנת 2012 הוא כ-919 מיליארד ש"ח. שיעור תקציב משרד הביטחון (ברוטו) מהתמ"ג החזוי בשנת 2012, עומד אפוא על כ-6.1%.

הצריכה הביטחונית – מחושבת ע"י הלשכה המרכזית לסטטיסטיקה וכוללת את ההוצאות הישירות של הממשלה לביטחון בכל גופי הביטחון בישראל, בכלל זה: עלויות כוח האדם, קניית סחורות ושירותים בארץ, ייבוא ביטחוני וכו'. בצריכה הביטחונית לא נכללים, בין השאר, תשלום הגמלאות, הוצאות על רווחה ובריאות, סיוע למפעלים הביטחוניים וכד'. הצריכה הביטחונית כאחוז מהתמ"ג בישראל לשנת 2009 נאמדה ע"י הלשכה המרכזית לסטטיסטיקה ב- 6.5%, והיא גבוהה פי ארבעה לערך בהשוואה למדינות ה- OECD, מדינות המהוות יעד לייצוא הישראלי ומתחרות במוצריהן עם מוצרים מהארץ.

עלויות הביטחון – על פי הלשכה המרכזית לסטטיסטיקה, מלבד ההוצאות לצריכה ביטחונית כאמור לעיל, ישנן עלויות ביטחון נוספות למשק, כגון: תקציבי פיקוד העורף, הקרן לקליטת חיילים משוחררים, המשרד לביטחון הפנים, גופי ביטחון שונים, הוצאות ביטחון אזרחיות, סיוע לתעשיות ביטחוניות במשבר ועוד. לכל אלו יש להוסיף את עלות החלופה של חיילי החובה (הפער בין מסלול 'השכר' בשירות החובה לבין השכר בשוק שחיילי שירות החובה היו משתכרים אלמלא היה שירות חובה) ושל אנשי המילואים.

הסיכום של כלל הנושאים הללו, מגלה כי העלות הכלכלית המלאה למשק של ההוצאה הביטחונית בשנת 2009 עמד על כ- 62.5 מיליארד ש"ח, שהם כ- 8.2% מהתמ"ג לשנה זו.

נושאים מרכזיים נוספים בתקציב הביטחון

עלויות כוח אדם

בהתאם להמלצות דו"ח הוועדה לבחינת תקציב הביטחון, הקטנת עלויות כוח האדם היא צעד חיוני על מנת לפנות מקורות להתעצמות ולמוכנות. בתחום זה נדרשת הקטנה הן בהיקף כוח האדם והן בעלות העסקתו (שכר ותנאי שירות).

התפתחות ביצוע תקציב הגמלאות (של כל יחידות מערכת הביטחון) ותחזית ביצוע
(מיליוני ש"ח - במחירי שנת 2010)


סך ההוצאה בשנת 2009 4,610 מלש"ח.
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גמלאות צבא הקבע

גיל הפרישה הנמוך למשרתי הקבע (גיל הפרישה המינימאלי עומד על 42 שנים והגיל הממוצע כיום עומד על כ-45 שנים) מחייבת הקצאת תקציב גדל והולך למימון גמלאות לאנשי הקבע. בשנים האחרונות גדל תקציב הגמלאות בכ-200 מיליון ש"ח בכל שנה. המגמות המוצגות בתרשים שלהלן מלמדות כי תקציב הגמלאות עלה מרמה של כ-3 מיליארד ש"ח בראשית העשור עד ליותר מ-4.5 מיליארד ש"ח בשנת 2009, והוא צפוי להגיע לרמה של יותר מ-5 מיליארד ש"ח תוך שנים ספורות.

לנוכח התמונה המוצגת לעיל וכחלק מהמלצות הוועדה לבחינת תקציב הביטחון (אשר אימצה את המלצות ועדת מלכא כפי שיפורט להלן), החליטה הממשלה שתי החלטות מרכזיות בנושא זה: החלטה 784 מיום 15 בספטמבר 2003 בדבר מעבר משרתי הקבע להסדר פנסיה צוברת והחלטה 2035 מיום 15 ביולי 2010 בנוגע לגיל הפרישה הממוצע לכל חיילי הקבע אשר יועלה לגיל 50. ההחלטה הראשונה צמצמה משמעותית את המחויבות העתידית לתשלומי קצבה למשרתי הקבע וההחלטה השנייה תמתן את קצב הגידול באוכלוסיית הגמלאים ותפנה מקורות תקציביים נוספים לצורכי הצבא.

שירות החובה

מאז הקמתה, נהוג במדינת ישראל שירות סדיר חובה ארוך. קיומו של שירות החובה נובע מהתפיסה שלפיה צורכי הביטחון מחייבים את קיומו של צבא סדיר גדול ואת הכשרת האזרחים לשירות מילואים, על מנת להעמיד כוח גדול עוד יותר בעתות חירום. כמו כן נתפס שירות החובה כממלא תפקיד חברתי של קירוב האוכלוסיות השונות במדינת ישראל ("כור ההיתוך") וכ"כרטיס כניסה" לחברה לחלק מהמשרתים.

ברם, לשירות החובה הארוך עלות משקית משמעותית. חיילי החובה הם משאב יקר ביותר בהיותם חלק מפוטנציאל כוח העבודה וההשכלה, ומשמעות השירות הצבאי היא דחיית מימושו. השפעות אלו נאמדו על ידי ועדה ציבורית לאומדן עלות הביטחון במשק הישראלי באמצע שנות התשעים. לפי מסקנות הוועדה, אומדן הפסד התוצר שנגרם למשק כתוצאה משירות החובה עמד באותן שנים על כ-1.7% מהתוצר במשק. על פי נתוני הלשכה המרכזית לסטטיסטיקה הפסד התוצר במונחי 2009 עמד על 1.2%. על פי אותן הנחות, אובדן זה מוערך בכ-9 מיליארד ש"ח.

מתחילת שנות התשעים התרחשו שני תהליכים מרכזיים הקשורים למשרתי החובה בצה"ל. התהליך הראשון הוא גידול משמעותי באוכלוסיית המדינה אשר גרם לגידול במחזורי הגיוס. התהליך השני הוא ירידה מתמדת באחוז המתגייסים ובאחוז המשרתים שירות מלא מתוך כל שנתון. תהליך זה נובע מגידול בקבוצות האוכלוסייה שאינן משרתות בצבא (בני המיעוטים, החרדים ובעלי פטור רפואי או אחר). אלו גרמו לכך שמספר המסיימים שירות סדיר מלא מתוך כלל המועמדים לשירות הביטחון הוא כ-50% בלבד.

לנוכח האמור לעיל, הנושא נבחן על ידי ועדה שמינה שר הביטחון בראשות פרופ' אברהם בן בסט ובהשתתפות סגן הרמטכ"ל ונציגים של משרד האוצר, הלשכה המשפטית של מערכת הביטחון, היועץ הכלכלי למערכת הביטחון וכן נציגים נוספים מהאקדמיה וממקומות נוספים. בתחילת שנת 2006 המליצה הוועדה על קיצור שירות החובה בצה"ל

בשנה, ובאופן הדרגתי ודיפרנציאלי: שירות החובה (לגברים) יקוצר לכל החיילים בארבעה חודשים החל מקיץ 2007, ובארבעה חודשים נוספים החל משנת 2010. בנוסף לכך, לצה"ל תהיה הגמישות לקצר את השירות בתפקידים שונים ובהתאם לצורכי הצבא לתקופה של עד ארבעה חודשים נוספים. המלצות הוועדה כללו גם שימוש בתחליפים אחרים (כגון שירות קבע קצר) כחלופה לשירות החובה בתחומים הנדרשים, וכן תגמול גבוה יותר לחיילי החובה בחודשי השירות האחרונים. הממשלה אישרה בהחלטה 4711 מיום 26 בפברואר 2006 את המלצות הוועדה לעניין קיצור השירות והטילה על שר הביטחון להגיש טיוטת חוק לאישור הכנסת. במקביל הגיעו משרד האוצר ומשרד הביטחון להסכמה בדבר הפיצוי שיינתן לצבא בגין ההוצאות הנובעות מהגדלת התגמול לחיילי החובה ומהשימוש בתחליפים.

לאחר מלחמת לבנון השנייה ביקש צה"ל לבחון מחדש את יישום ההמלצות האמורות וטען שהמודל אינו ניתן ליישום בשנים הקרובות בעיקר עקב שינוי המציאות הביטחונית.

גם ועדת ברודט, השלישית במספר, אשר מסקנותיה אומצו על ידי הממשלה, קבעה כי יש להתחיל בהליך חקיקה אשר יביא לקיצור שירות דיפרנציאלי של עד ארבעה חודשים לחיילי מנהלה ולחיילים עורפיים בהתאם לצורכי הצבא. החל משנת 2011, ובכפוף להערכת המצב בשנת 2010, ממליצה ועדת ברודט לאמץ את המלצותיה של הוועדה לעניין קיצור שירות החובה במלואן.

במסגרת דיוני התכנית הכלכלית לשנים 2012-2011 החליט ראש הממשלה כי הנושא יועלה להכרעת הממשלה עד לסוף שנת 2010.

תשתית מערכת הביטחון

העתקת מחנות צה"ל לנגב

משרד הביטחון ומשרד האוצר פועלים במשותף ליישומו של מהלך להעתקת בסיסי צה"ל מרכזיים לנגב. מהלך זה נועד לתרום לפיתוח הנגב, בין השאר הודות להגדלת הפוטנציאל של תעסוקה בת קיימא באזור; הבאת אוכלוסייה חזקה ויציבה; יצירת תשתיות וכדומה. מהלך זה מתייחס אפוא לתועלת הכלכלית הרחבה יותר שבהעתקת המחנות, קרי לא רק על פי ההכנסות משיווק הקרקע, אלא גם מתוך התחשבות ביתרונות הטמונים בהעתקתם לאזור הדרום של מוקדי תעסוקה ניכרים וקבועים, יחד עם אוכלוסייה מבוססת כלכלית. במהלך מעין זה יש חשיבות ליצירת מסה קריטית של מחנות ושל כוח אדם המועברים לדרום, הן מההיבט של התועלת הכלכלית והן מן ההיבטים הצבאיים של העתקת מוקד פעילות צה"לית לאזור זה.

בשנת 2004 סוכם על העברת בסיס חיל האוויר מנתב"ג לנבטים. מהלך זה בוצע בשנים 2008-2004 בעלות כוללת של 1.620 מיליארד ש"ח. מיזמים מרכזיים נוספים, הנמצאים בתהליך תכנון וגיבוש הם העתקת מחנות חמ"ן לאזור ליקית עומר ויחידות התקשוב הצה"ליות לבאר שבע. בנוסף, פרויקט העתקת מחנות ההדרכה מצריפין ל"קריית ההדרכה" בסמוך לצומת הנגב יצא למכרז, וזאת לאחר שעלויות הקמת הבסיס והעתקת המחנות סוכמו בין משרד האוצר למשרד הביטחון. עבור פרויקט בח"א 28 ופרויקט "קריית ההדרכה" תוקצב משרד הביטחון עד היום בהיקף של כ-1.36

מיליארד ש"ח. כאמור לעיל, בכוונת משרד הביטחון ומשרד האוצר להגיע לסיכום בין-משרדי לקידום העתקת יחידות חמ"ן ותקשוב מהמחנות במרכז הארץ לנגב.

בהתאם לאמור לעיל, בשנת 2008 נחתם סיכום על השלב הראשון של העתקת יחידת המודיעין הראשונה לנגב, והוא המהווה את ראשיתו של מהלך אשר בסופו יועברו רוב יחידות אמ"ן ותקשוב לדרום.

המכשול המערבי

במהלך השנים האחרונות נידונה בנייתו של המכשול בגבול המערבי של ישראל (גבול מצרים). המכשול צריך לשרת את מערכת הביטחון הן בחסימת מְפגעים ומבריחי נשק בדרכם לישראל והן בחסימת מבריחי גבול אחרים, בעיקר מהגרי עבודה.

בהחלטת הממשלה 1506 מיום 14 במארס 2010, הוחלט על הקמת המכשול, על אחזקתו ותפעולו על ידי מערכת הביטחון, זאת עד 2013. עלות ההקמה מסתכמת ב-1.35 מיליארד ש"ח והיא תתחלק בין משרד הביטחון ומשרד האוצר בחלקים שווים החל משנת 2010. כמו כן, בהתאם להחלטת הממשלה כאמור, בכל אחת מהשנים 2012-2011 יוקצו 450 מליון ש"ח לנושא.

התכנית לחיבור מחנות צה"ל לביוב

בהחלטה 1770 מיום 10 ביוני 2010 הוחלט על חיבור מחנות צה"ל, שעדיין אינם מחוברים, למכוני טיהור השפכים. בשל עלותו הגבוהה של הפרויקט – 400 מיליון ש"ח, נקבע כי המשרד להגנת הסביבה ילווה למשרד הביטחון במהלך השנים 2015-2010, 150 מיליון ש"ח אשר יוחזרו במהלך שלוש שנים נוספות. התכנית תבוצע על ידי אגף המבצעים והנכסים במשרד הביטחון.

הקרן לקליטת חיילים משוחררים

הצעת תקציב הקרן לקליטת חיילים משוחררים לשנות הכספים 2012-2011 (סעיף 46) מסתכמת בכ-1,666 מיליון ש"ח וכ-1,766 מיליון ש"ח בהתאמה.

החל משנת 1994 מיושם "חוק קליטת חיילים משוחררים", המַקנה לחיילים המשוחררים ולבנות השירות הלאומי את הזכויות הבאות:

מענק כספי – הניתן בעת השחרור.

קרן פיקדון – הנזקפת לזכות החיילים ומיועדת למטרות לימודים, הכשרה מקצועית, רכישת דירה, נישואין או פתיחת עסק. חייל משוחרר שלא מימש את מלוא קרן הפיקדון במהלך תקופת הזכאות, יקבל את כל יתרת הכסף שנצברה לזכותו לאחר חמש שנים.

הקרן לסיוע נוסף – המעניקה לחיילים הזקוקים לכך סיוע מיוחד – מלגות לימודים ומלגות קיום לחיילים משוחררים הלומדים במכינות קדם-אקדמיות. הסיוע ניתן על פי אמות מידה חברתיות-כלכליות. הקרן גם מממנת מלגות לימודים לחיילים משוחררים הלומדים במוסדות המכון הממשלתי להכשרה בטכנולוגיה ובמדע. סיוע זה מועבר באמצעות משרד התעשייה, המסחר והתעסוקה.

התפלגות מימוש תקציב קרן הפיקדון בשנת 2009
(אחוזי מימוש)



תשלום ליורשים, 0.2%
תשלום במזומן, 26.9%
נישואין, 12.0%
הקמת עסק, 3.1%
רכישת דירה, 1.6%
הכשרה מקצועית, 4.1%
לימודים, 52.2%

דגשים לשנות הכספים 2012-2011

במהלך שנת 2010 חוקקו שני תיקוני חקיקה:

תיקון 11 לחוק קליטת חיילים משוחררים — תיקון זה מתייחס לחיילים אשר שירתו כלוחמים או כתומכי לחימה, וראש אגף כוח אדם בצה"ל קבע לגביהם כי שוחררו מחמת פציעה שאירעה במהלך אימון או פעילות מבצעית. חיילים אלה ייחשבו כמי שהשלימו את מלוא תקופת השירות הסדיר לפי חוק שירות ביטחון, משמע 36 חודשים לגברים ו- 24 חודשים לנשים, כל זאת לעניין הזכאות למענק השחרור. עלותו של תיקון זה מסתכמת בכ-3 מיליון ש"ח בשנה.

תיקון 12 לחוק קליטת חיילים משוחררים — תיקון זה מעניק לחיילים שהשתחררו החל מ-1 בינואר 2010 זכאות למימון מלגת לימודים בשנה"ל הראשונה לתואר הראשון במוסדות הלימוד להשכלה גבוהה שאינם אוניברסיטאות מחקר בפריפריה. בנוסף, חיילים משוחררים המתגוררים בפריפריה יהיו זכאים למלגות לימודים ולתכניות השכלה (במתכונת תכנית "אופקים") הכוללות אבחון אקדמי, מימון לימודים במכינות, מימון קורסי פסיכומטרי וליווי אקדמי בהתאם לתקנות שיתוקנו. בהתאם להחלטת הממשלה 747 מיום 13 בספטמבר ולצורך יישום התכנית, הוקמה קרן חדשה, הקרן לעידוד רכישת השכלה, זאת במסגרת הקרן לחיילים משוחררים. על פי החלטת הממשלה, עלותו של תיקון זה ביישום מלא תעמוד על כ-80 מיליון ש"ח. בשנות התקציב 2012-2011 מתוקצבים 30 מיליון ש"ח בכל שנה למטרה זו.

תיאום הפעולות בשטחים

הצעת תקציב תיאום הפעולות בשטחים לשנות הכספים 2012-2011 (סעיף 17) מסתכמת בכ-208 מיליון ש"ח וכ-203 מיליון ש"ח בהתאמה, מהם כ-86 מיליון ש"ח בשנת 2011 וכ-81 מיליון ש"ח בשנת 2012 בהוצאה נטו, וכ-122 מיליון ש"ח בשנת 2011 וכ-122 מיליון ש"ח בשנת 2012 בהוצאה מותנית בהכנסה. כמו כן, בשנים 2012-2011 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-30 מיליון ש"ח בכל אחת מהשנים.

תיאום הפעולות בשטחים פועל בנושאים האזרחיים וההומניטאריים הנוגעים לאוכלוסיה הפלסטינית, תוך הפרדה בין מחוללי הטרור לבין כלל האוכלוסייה. בנוסף מוביל מתאם הפעולות בשטחים את התיאום האזרחי והביטחוני עם הארגונים הבין-לאומיים הפועלים בזירה, וכן פעילויות תכנון ותשתיות בתיאום עם הנהגת ההתיישבות באיו"ש.

היעדים העיקריים של תיאום הפעולות בשטחים

תקציב תיאום הפעולות בשטחים מהווה מסגרת לפעילות התיאום והקישור בין מדינת ישראל והרשות הפלסטינית בנקודות העיקריות הבאות:

- יישום מדיניות הממשלה בשטחי יהודה ושומרון, בתחומים האזרחיים והביטחוניים, בשילוב עם מערכת הביטחון ובתיאום עם משרדי הממשלה.
- תיאום וקישור מול הפלסטינים בתחומים האזרחיים והביטחוניים, תוך דאגה לאיזון בין הצרכים הביטחוניים והצרכים האזרחיים.
- תיאום מול המערכת הבין-לאומית בפרויקטים משותפים ובמתן סיוע הומניטרי.
- גיבוש הערכת המצב האזרחית ומעקב אחר המגמות המתפתחות בזירה הפלסטינית.
- שיפור מרקם החיים והכלכלה הפלסטינית.
- הפעלת הסמכויות בתחומי התכנון והתשתית בנוגע להתיישבות הישראלית באיו"ש.

בתקציב 2011 נוספו 30 מיליון ש"ח בהוצאה מותנית בהכנסה עבור התקציב לפיתוח האזור.

הוצאות חירום אזרחיות

הצעת תקציב הוצאות החירום האזרחיות לשנות הכספים 2012-2011 (סעיף 16) מסתכמת בכ-206 מיליון ש"ח וכ-204 מיליון ש"ח נטו בהתאמה. כמו כן, בשנים 2012-2011 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-112 מיליון ש"ח בכל אחת מהשנים.

דגשים לשנות הכספים 2012-2011

תכנית מיגון, מקלוט ומרכיבי ביטחון בסך 51 מיליון ש"ח בשנת 2011 ו-49 מיליון ש"ח בשנת 2012 - כוללת השלמת פערי מיגון ומקלוט וכן תקצוב כוח אדם ייעודי עבור נושא זה. השלמת הפערים מתבצעת בקו התפר של איו"ש (קו התפר המזרחי), בקו העימות בצפון ובכל הארץ בהתאם להחלטות הממשלה ולסדר העדיפות של משרד הביטחון ושל פיקוד העורף.

תכנית מיגון האוכלוסייה (אב"כ) בסך 103 מיליון ש"ח בשנת 2011 ו-103 מיליון ש"ח בשנת 2012 - מיגון האוכלוסייה האזרחית בפני מתקפה בלתי קונבנציונאלית והפעלת מרכז מידע בתחום החומרים המסוכנים. בהתאם לסיכום בין משרד האוצר למשרד הביטחון, תועמד לתכנית מסגרת תקציב רב-שנתית בסך 965 מיליון ש"ח לשנים 2013-2009.

המשרד לביטחון הפנים

הצעת התקציב הרגיל של המשרד לביטחון הפנים לשנות הכספים 2012-2011 (סעיף 07) מסתכמת בכ-10.6 מיליארד ש"ח ובכ-11.1 מיליארד ש"ח בהתאמה, מהם כ-10.1 מיליארד ש"ח וכ-10.5 מיליארד ש"ח בהתאמה בהוצאה נטו, וכ-559 מיליון ש"ח וכ-560 מיליון ש"ח בהתאמה בהוצאה מותנית בהכנסה. כמו כן, בשנים 2011-2012 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-2.3 מיליארד ש"ח.

הצעת תקציב הפיתוח של המשרד לביטחון הפנים לשנות הכספים 2012-2011 (סעיף 52) מסתכמת בכ-391 מיליון ש"ח ובכ-411 מיליון ש"ח בהתאמה, מהם כ-357 מיליון ש"ח וכ-377 מיליון ש"ח בהתאמה בהוצאה נטו, וכ-34 מיליון ש"ח בכל אחת מהשנים בהוצאה מותנית בהכנסה. כמו כן, בשנים 2012-2011 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-853 מיליון ש"ח וכ-813 מיליון ש"ח בהתאמה.

המשרד לביטחון הפנים הוא גוף מטה משולב האחראי לאכיפת החוק, לשמירת הסדר הציבורי ולפעילות ביטחון הפנים במדינת ישראל, באמצעות הגופים הבאים: משטרת ישראל, שירות בתי הסוהר, הרשות למלחמה בסמים ובאלכוהול והרשות להגנה על עדים.

משטרת ישראל מופקדת על ביצוע התפקידים והמשימות בתחום ביטחון הפנים, שמירת הסדר הציבורי ולחימה בפשיעה ופועלת על פי הסמכויות שהוענקו לכל שוטר בפקודת המשטרה (נוסח חדש), תשל"א-1971, בחוק המשטרה (דין משמעתי, בירור קבילות שוטרים והוראות שונות), תשס"ה-2005 ובחוקים נוספים.

שירות בתי הסוהר הוא ארגון כליאה לאומי האחראי על אחזקת אסירים במשמורת על פי התנאים שנקבעו בחוק ועל טיפול באסירים בתקופת שהותם בבית הסוהר במגמה לסייע בשיקומם ובהשתלבותם בחברה בתום תקופת המאסר.

דגשים לשנות הכספים 2012-2011

- הקצאת תקציב לשם שיפור אכיפת חוקי המדינה ושיפור השירות במגזרי המיעוטים.
- קליטת בית הסוהר החדש בבאר שבע , כלא "אלה" אשר מכיל 832 מקומות כליאה.
- בחינת יישום התכנית להקמת בית סוהר לגובה שבו ישולבו תחנת משטרה ובית משפט. לשם יישום הפרויקט יתווסף סך של כ-20 מיליון ש"ח לתקציב שירות בתי הסוהר בשנת 2011.
- יישום פיילוט שיטור עירוני בהתאם להחלטת הממשלה שטע/4 מיום 8 ביוני 2010 במספר רשויות מקומיות. ברשויות אלו תוקם יחידה מיוחדת בתחנת המשטרה אשר תטפל אך ורק בנושאים הקשורים לעבירות איכות החיים של התושבים. לא ניתן יהיה להסיט שוטרים אלו למשימות אחרות למעט בשעת חירום. במקביל ליחידה זו

ובשיתוף פעולה עמה תפעל יחידה של פקחים שיועסקו על ידי הרשות המקומית. בתקופה הקרובה תקודם חקיקה לשם הענקת סמכויות נוספות לפקחים לצורך אכיפת חוקי עזר עירוניים ולסיוע למשטרת ישראל בפעולות למניעת אלימות. בהתאם לאמור יתוגבר תקציב המשרד לביטחון הפנים בסך של 30 מיליון ש"ח בשנת 2011.

- המשך גיוס החרדים ובני המיעוטים לשירות אזרחי ולאומי במשרד לביטחון הפנים על גופיו בהתאם להחלטת ממשלה מספר 2001 מיום 15 ביולי 2010. לשם כך יתוגבר תקציב המשרד בסך של עד 20 מיליון ש"ח בשנת 2011.
- הקצאת תקציב נוסף עבור פרויקט "עיר ללא אלימות" לשם הרחבתו לכ-80 רשויות ברחבי הארץ.
- ביסוס פעילות הרשות להגנה על עדים במשרד לביטחון הפנים שהוקמה בהתאם לחוק להגנה על עדים, התשס"ט-2008.
- המשך קידום מכרז פומבי להקמת מרכז ההדרכה של משטרת ישראל אשר ירכז את רוב בתי הספר המשטרתיים הפזורים ברחבי הארץ תוך שימת דגש על טיוב ההדרכה ושיפור ההכשרה והמקצועיות של השוטר במשטרת ישראל. המכרז פורסם בחודש ספטמבר 2009 ותוצאותיו צפויות להתפרסם בקרוב.
- הקצאת התקציב בשנת 2012 להסבת מקומות כליאה של אסירים ביטחוניים למקומות כליאה לאסירים פליליים וכן עבור בניית אגף נוסף בבית הסוהר "אלה".
- תגבור מערכי הטכנולוגיה של המשטרה ובכלל כך: הסיגינט, מז"פ, קשר דיגיטאלי והדנ"א.
- קידום ושיפור יכולות המשטרה בטיפול בעבירות מחשב.
- יישום מודל מסלולי שירות – בשנת 2009 נחתם הסכם בין משרד האוצר והמשרד לביטחון הפנים להפעלת מודל מסלולי שירות. להלן פירוט השלכות ההסכם:

  מבנה ארגוני יעיל יותר אשר יפחית, בין השאר, את המעבר מהשטח למטה במשטרה.

  הצערת המשטרה, צעד שיוביל בטווח הארוך לחיסכון בעלויות השכר ולשיפור ביכולות המשטרה.

  תוספת תקנים משמעותית למשטרה ולשב"ס.

  הגדרת מסלולי שירות ברורים ומוגדרים מראש כולל שערי יציאה.

  שיפור שכר השוטרים והסוהרים בשנים הראשונות לשירותם.

  טיוב משמעותי בכוח האדם במשטרה ובשב"ס.

  במהלך 2011 תימשך עבודת המטה לשם החלת הרפורמה בשכר הנגדים. הרפורמה תאפשר גמישות בתגמול אוכלוסיות שונות בגופי המשרד לביטחון הפנים, באופן שיבטא תיעדוף פנים-ארגוני תוך שמירת עקרון ההצמדה לצה"ל.

  לצורך החלת מודל מסלולי השירות, יתוגבר תקציב המשרד לביטחון הפנים בכ-74 מיליון ש"ח בשנת 2011 ובסך של כ-75 מיליון ש"ח נוספים בשנת 2012. בנוסף, לשם יישום הרפורמה בשכר הנגדים יתווספו כ-80 מיליון ש"ח בתקציב לשנת 2012.

בשנת 2011 חל גידול של כ-4.1% בתקציב הריאלי בהשוואה לשנת 2010, לא כולל השתתפויות, ובשנת 2012, חל גידול ריאלי של כ-3.3% בתקציב המשרד.

תקציב משטרת ישראל

הצעת תקציב משטרת ישראל לשנת 2011 מסתכמת בכ-8.1 מיליארד ש"ח ובכ-8.3 מיליארד ש"ח לשנת 2012 (תקציב ברוטו, כולל תקציב פיתוח, לא כולל השתתפויות).

תקציב שירות בתי הסוהר

הצעת שירות בתי הסוהר מסתכמת בכ-2.58 מיליארד ש"ח לשנת 2011 ובכ-2.68 מיליארד ש"ח לשנת 2012 (תקציב ברוטו, כולל תקציב פיתוח, לא כולל השתתפויות).

הגידול המהיר במצבת האסירים במהלך השנים 2008-2005 נובע בעיקר מהסיבות הבאות:

- העברת האחריות על אחזקת אסירים ביטחוניים מידי צה"ל לשב"ס
- העברת האחריות על אחזקת עצורים מידי משטרת ישראל לשב"ס
- תוספת של כ-2,000 מקומות משמורת למסתננים.

הפער בין התקן למצבה בשנים האחרונות נובע בעיקר מהקטנת מספר האסירים הביטחוניים. ראוי לציין כי מרבית מקומות הכליאה אשר מתפנים כתוצאה מכך אינם ניתנים להסבה לאסירים פליליים.

המשרדים המנהליים

קבוצת המשרדים המנהליים כוללת את המשרדים הבאים: משרד ראש הממשלה וחברי הממשלה, משרד האוצר, משרד המשפטים, משרד החוץ, משרד הפנים, ורשות האוכלוסין, ההגירה ומעברי הגבול. בפרק זה נכללות גם הוצאות ממשל כדוגמת העברות לרשויות המקומיות, תקציב הכנסת, משרד מבקר המדינה ומימון המפלגות.

מאפייני התקציב

המשרדים המנהליים משרתים קשת רחבה של פעילות מטה ממשלתית. הם מאופיינים בעתירות כוח אדם, לכן חלק ניכר מהתקציב השוטף במשרדים אלה מיועד למימון הוצאות שכר, והיתרה – לתקציבי קניות ופיתוח, המיועדים בעיקר לתפעול המשרדים. סך ההוצאה התקציבית של משרדים אלה בשנת 2011 עומדת על 13.8 מיליארד ש"ח ובשנת 2012 – על 14.1 מיליארד ש"ח, כ-5% מסך ההוצאה התקציבית.

הצעת תקציב המשרדים המנהליים (כולל תקציבי הפיתוח) לשנות הכספים 2012-2011

במחירים שוטפים, במיליארדי ש"ח

שנה	2011	2012
משרד ראש הממשלה*	2.1	2.2
משרד האוצר	1.8	1.8
משרד המשפטים	2.6	2.7
משרד החוץ	1.6	1.6
משרד הפנים והרשויות המקומיות	4.2	4.2
רשות האוכלוסין, ההגירה ומעברי הגבול	0.5	0.5
נשיא המדינה, הכנסת, משרד מבקר המדינה ומימון המפלגות	0.9	0.9
סך הכול	**13.8**	**14.0**

* כולל התקציב לאבטחת חברי הממשלה ותקציב המטה לביטחון לאומי.

משרד ראש הממשלה

הצעת תקציב משרד ראש הממשלה לשנות הכספים 2012-2011 (סעיפים 03, 04 ו-10) מסתכמת בכ-2.15 מיליארד ש"ח וכ-2.2 מיליארד ש"ח בהתאמה, מהם כ-2.15 מיליארד ש"ח וכ-2.2 מיליארד ש"ח בהתאמה בהוצאה נטו, וכ-110.6 מיליון ש"ח וכ-111.4 מיליון ש"ח בהתאמה בהוצאה מותנית בהכנסה. כמו כן, בשנים 2012-2011 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-577 מיליון ש"ח וכ-344 מיליון ש"ח בהתאמה.

משרד ראש הממשלה כולל את היחידות, הגופים והתחומים הכפופים ישירות לאחריות ראש הממשלה וכן יחידות וגופים עצמאיים בקביעת תכניות העבודה שלהם ובניהול תקציבם.

בין היחידות והגופים הכפופים ישירות לאחריות ראש הממשלה נכללים יועצי ראש הממשלה; לשכות השרים ללא תיק וסגני השרים; האגף לתכנון המדיניות; אגף תיאום, מעקב ובקרה; המועצה הלאומית לכלכלה; המועצה להנצחת נשיאים וראשי ממשלה ומרכזי ההנצחה למנחם בגין וליצחק רבין; מטה ההסברה הלאומי; הרשות לקידום מעמד האישה; מערך הגיור; התכנית לחיזוק הצפון בעקבות מלחמת לבנון השנייה ועוד.

בין היחידות והגופים העצמאיים בקביעת תכניות העבודה שלהם ובניהול תקציבם כלולים משרד ההסברה והתפוצות; המשרד לענייני מיעוטים; המשרד לענייני מודיעין; המשרד לעניינים אסטרטגיים; המשרד לענייני גמלאים; הלשכה המרכזית לסטטיסטיקה; מנהלת תנופה — יישום תכנית ההתנתקות; המשרד לשירותי דת; הרבנות הראשית לישראל; נציבות שירות המדינה; לשכת הקשר נתיב; המשרד לפיתוח הנגב והגליל והמשרד לשיתוף פעולה אזורי.

בנוסף, המטה לביטחון לאומי מתוקצב בסעיף 10, התקציב לאבטחת חברי הממשלה מצוי בסעיף 03 ולשכת הפרסום הממשלתית והמדפיס הממשלתי מתוקצבים בסעיף 89 כמפעלים עסקיים.

דגשים לשנות הכספים 2012-2011

- איגום משאבים במערך הגיור בהתאם להחלטת הממשלה 3155 מיום 14 בפברואר 2008; בנוסף לתוספת המשאבים שהתקבלה, יועברו משאבים מהמשרד לקליטת העלייה למערך הגיור שבמשרד ראש הממשלה.
- הרחבת היקף המתנדבים לשירות האזרחי בהתאם להחלטת הממשלה 2001 מיום 15 ביולי 2010.
- תכנון וביצוע הקמת אתר חירום לאומי באינטרנט על ידי מטה ההסברה הלאומי.
- פיתוח אמצעים סטטיסטיים ושיפור יכולת ניתוח הנתונים בלשכה המרכזית לסטטיסטיקה במספר תחומים, ביניהם תחומים הנדרשים בהמשך להצטרפות ישראל ל-OECD.

- ישום החלטת הממשלה 1412 מיום 21 בפברואר 2010 בנושא העצמת תשתיות המורשת הלאומית והחלטה מספר 2049 מיום 15 ביולי 2010 בנושא טיפוח מנהיגות, יצירה ועשייה ציוניים.
- שיפור השירות לאזרח במועצות הדתיות, הקמת מבני דת, פיתוח בתי עלמין וכן הקדמת מימון לפיתוח בית העלמין "ברקת" המתוכנן לקבורה רבודה (ניצול יעיל של קרקע לקבורה).

משרד האוצר

הצעת תקציב משרד האוצר לשנות הכספים 2012-2011 (סעיף 05) מסתכמת בכ-2.08 מיליארד ש"ח ובכ-2.1 מיליארד ש"ח בהתאמה, מהם כ-1.78 מיליארד ש"ח וכ-1.79 מיליארד ש"ח בהתאמה בהוצאה נטו, וכ-311 מיליון ש"ח וכ-314 מיליון ש"ח בהתאמה בהוצאה מותנית בהכנסה.

הצעת תקציב הפיתוח של משרד האוצר לשנות הכספים 2012-2011 (סעיף 55) מסתכמת בכ-37 מיליון ש"ח ובכ-32 מיליון ש"ח בהתאמה, מהם כ-32 מיליון ש"ח בכל אחת מהשנים בהוצאה נטו, וכ-5 מיליון ש"ח בשנת 2011 בהוצאה מותנית בהכנסה. כמו כן, בשנים 2012-2011 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-17 מיליון ש"ח וכ-15 מיליון ש"ח בהתאמה.

משרד האוצר אחראי על מספר רב של תחומים כלכליים של מדינת ישראל. בין היתר, המשרד אחראי על הכנת תקציב המדינה והפיקוח עליו, פיקוח על שוק ההון והביטוח במשק, גביית המסים הישירים והעקיפים, מִנהל הרכש, מִנהל הרכב, פיקוח על החברות הממשלתיות, ניהול משא ומתן עם ההסתדרות ועם ועדי העובדים וביצוע הסכמי עבודה במשק, יצירת קשרים בין-לאומיים כלכליים, ביצוע פרויקטים כלכליים ארוכי טווח ועוד.

דגשים לשנות הכספים 2012-2011

- הגברת הפיקוח על שוק ההון והביטוח לאור החשיבות הרבה הגלומה בהסדרה ובפיקוח על הפעילות הכלכלית במשק, הזוכה להכרה הולכת ומתעצמת בשנים האחרונות. (מגמה זו התחזקה לנוכח המשבר הכלכלי הגלובאלי שפקד רבות ממדינות העולם בשנים האחרונות.)
- הובלת הצטרפות מדינת ישראל לארגון ה-OECD
- המשך יישום חוק חובת המכרזים
- העברת יחידת שכר עידוד למשרד האוצר
- השלמת הקמתה של היחידה למאבק בפשיעה המאורגנת
- הרחבת מספר המדווחים במסגרת התכנית למאבק בהונאות מע"מ ובשימוש בחשבוניות פיקטיביות
- יישום החוק להגדלת ההשתתפות בכוח העבודה ולצמצום הפערים החברתיים (מס הכנסה שלילי) בפריסה ארצית.

משרד המשפטים

הצעת תקציב משרד המשפטים לשנות הכספים 2012-2011 (סעיף 08) מסתכמת בכ-3.1 מיליארד ש"ח וכ-3.2 מיליארד ש"ח בהתאמה, מהם כ-2.4 מיליארד ש"ח וכ-2.6 מיליארד ש"ח בהתאמה בהוצאה נטו, וכ-675 מיליון ש"ח וכ-677 מיליון ש"ח בהתאמה בהוצאה מותנית בהכנסה. כמו כן, בשנים 2012-2011 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-3 מיליון ש"ח בכל אחת מהשנים.

הצעת תקציב הפיתוח של משרד המשפטים לשנות הכספים 2012-2011 (סעיף 53) מסתכמת בכ-191 מיליון ש"ח וכ-188 מיליון ש"ח בהתאמה, מהם כ-190 מיליון ש"ח וכ-187 מיליון ש"ח בהתאמה בהוצאה נטו, ומיליון ש"ח בכל אחת מהשנים בהוצאה מותנית בהכנסה. כמו כן, בשנים 2012-2011 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-64 מיליון ש"ח וכ-30 מיליון ש"ח בהתאמה.

משרד המשפטים אחראי על מערכת המשפט בישראל, על ענייני חקיקה שונים וכן על הסדרת פעילויות רבות בשוק העסקי והפרטי, כגון: רשות התאגידים, טאבו, פרקליטות המדינה, הסנגוריה ציבורית, ההוצאה לפועל, האפוטרופוס הכללי, בתי המשפט ובתי הדין השונים ועוד.

במסגרת הצעת התקציב לשנות הכספים 2012-2011 ניתן ביטוי להתמודדות של משרד המשפטים עם הגידול במספר המשימות ובאופיין. במקביל להגדלת המשאבים המוקצים למערכת, הושם דגש על התייעלות המערכת ושיפור השירות הניתן לאזרח. במסגרת הניסיון להתמודד עם העלייה במשימות המשרד תוך שיפור השירות לאזרח, הורחבו מספר הפעולות והנתונים אשר האזרח יכול לקבל עבורם מענה באינטרנט (למשל פעולות רבות הנוגעות לרשם התאגידים וכד').

דגשים לשנות הכספים 2012-2011

- **התמודדות עם העומס המוטל על מערכת בתי המשפט** – באמצעות הקצאת משאבים ותשומות כוח אדם, לרבות שופטים, על מנת לסייע בהתמודדות עם העומס המוטל על מערכת בתי המשפט, במקביל להקמת צוות שתפקידו להמליץ על דרכים להביא להתייעלות המערכת תוך שיפור השירות לאזרח. כמו כן מקודמים נושאים שנועדו לייעל את עבודת המערכת, כגון הטלת הוצאות משפט ושכר טרחת עורכי דין וכן הטלת אגרה בגין הגשת בקשת ביניים בתיק, כל זאת במטרה לצמצם הליכים ובקשות סרק.
- **משאבים לפרקליטות המדינה.**
- הקצאת משאבים להמשך פיתוח, הטמעה ושיפורים במערכות מחשוב חדישות בגופים השונים במשרד.

- **העברת נכסים לקניין המדינה** – הקצאת מקורות בהמשך לתיקון חוק האפוטרופוס הכללי, התשס"ו-2001 בנושא העברת נכסים לקניין המדינה, תגבור האפוטרופוס הכללי וכונס הנכסים הרשמי בתקציב ובכוח אדם.
- **סמכות אוניברסלית** – הקצאת משאבים להקמת יחידת "סמכות אוניברסלית", שנועדה לספק הגנה משפטית לבעלי תפקידים בשירות המדינה וברשויות הביטחון של ישראל בזירה הבין-לאומית.
- **מרכז חיפוש פטנטים בין-לאומי** – תגבור תקני רשם הפטנטים לשם הפיכת ישראל למרכז רישום וחיפוש פטנטים בין-לאומי (סמכות המוענקת כיום לכ-15 מדינות בעולם).
- **בית משפט כלכלי** – הקצאת משאבים להקמת בית משפט כלכלי בבית המשפט המחוזי בת"א, על מנת לייעל את הדיונים בתיקים גדולים שיש להם השפעה כלכלית על המשק הישראלי.
- **ייעול מערך הגבייה ואכיפת פסקי הדין האזרחיים** – במישור האזרחי בין אזרח לאזרח (באמצעות ההוצאה לפועל) וגביית חובות של אזרחים למשרדי הממשלה השונים בהתאם לחוק (באמצעות המרכז לגביית קנסות ובמסלול המקוצר בהוצאה לפועל).
- **בינוי** – הקצאת משאבים לפרויקטים שונים הנוגעים לבינוי במשרד המשפטים, כגון בינוי בתי משפט חדשים, שיפוץ מבנה הפרקליטות בתל אביב, שיפוץ בתי משפט ובתי דין וכדומה.

משרד החוץ

הצעת תקציב משרד החוץ לשנות הכספים 2012-2011 (סעיף 09) מסתכמת בכ-1.62 מיליארד ש"ח וכ-1.66 מיליארד ש"ח בהתאמה, מהם כ-1.57 מיליארד ש"ח וכ-1.61 מיליארד ש"ח בהתאמה בהוצאה נטו, וכ-50.5 מיליון ש"ח בכל אחת משנות הכספים 2012-2011 בהוצאה מותנית בהכנסה. למשרד לא תועמד הרשאה להתחייב בשנים אלו.

משרד החוץ מופקד על גיבוש מדיניות החוץ של ממשלת ישראל ועל ביצועה בקרב מדינות המכוננות יחסים דיפלומטיים עם מדינת ישראל. משרד החוץ מייצג את המדינה בפני ממשלות זרות, ארגון האומות המאוחדות וארגונים בין-לאומיים נוספים.

דגשים לשנות הכספים 2012-2011

- פתיחת שש נציגויות חדשות על מנת לתגבר את יכולת ייצוג האינטרסים המדיניים והכלכליים של ישראל.
- הגברת הפעילות ההסברתית בנושאים, כגון: הסברת האיום האיראני במישור האזורי והבין-לאומי, השפעה על דעת הקהל העולמית, חדירה לתחומי תקשורת חדשים וקידום פרויקטים במרחב המקוון. בתוך כך, הקמת מערך תקשורת מרחבי וקידום המערך ללוחמה בתחום האינטרנט, על מנת לחזק את יכולת התמודדות על ידי חשיפה למסרים מגוונים ולאמצעי המחשה ויזואליים באמצעות האינטרנט ופרויקטים נוספים.
- המשך קידום פרויקט "מיתוג ישראל" בקרב מדינות וקהלי יעד בחו"ל, במטרה לשפר תדמית ולהעביר מסרים המקדמים את האינטרסים של ישראל, כגון: הייצוא, ההשקעות הזרות בישראל, התיירות ודעת הקהל העולמית.
- תגבור פעילות סיוע החוץ באמצעות מש"ב (המחלקה לשיתוף פעולה בין-לאומי). קידום והגברת הפעילות במתן סיוע החוץ למדינות מתפתחות ובפיתוח תחומי ה"אג'נדות החדשות" (אקלים, איכות הסביבה, חקלאות, ניהול המים, מדבור, ייעור, בריאות הציבור ועוד) שלמדינת ישראל יש בהם יתרון יחסי.

משרד הפנים והרשויות המקומיות

הצעת תקציב משרד הפנים לשנות הכספים 2012-2011 (סעיפים 06, ו-18), ללא תקציבי מימון מפלגות, מימון בחירות לכנסת ורשות ההגירה, האוכלוסין ומעברי הגבול (סעיפים 14 ו-68), מסתכמת בכ-4.23 מליארד ש"ח וכ-4.24 מיליארד ש"ח בהתאמה, מהם כ-4.22 מיליארד ש"ח וכ-4.23 מיליארד ש"ח בהתאמה בהוצאה נטו, וכ-11 מיליון ש"ח בכל אחת מהשנים בהוצאה מותנית בהכנסה. בשנים 2012-2011 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-493 מיליון ש"ח וכ-489 מיליון ש"ח בהתאמה.

הצעת תקציב משרד הפנים לשנות הכספים 2012-2011 (סעיף 06) מסתכמת בכ-348 מיליון ש"ח וכ-355 מיליון ש"ח בהתאמה, מהם כ-338 מיליון ש"ח וכ-344 מיליון ש"ח בהתאמה בהוצאה נטו, וכ-11 מיליון ש"ח בכל אחת מהשנים בהוצאה מותנית בהכנסה. בשנים 2012-2011 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-124 מיליון ש"ח וכ-130 מיליון ש"ח בהתאמה.

הצעת תקציב הרשויות המקומיות לשנות הכספים 2012-2011 (סעיף 18) מסתכמת בכ-3.88 מיליארד ש"ח וכ-3.88 מיליארד ש"ח בהוצאה נטו בהתאמה. בשנים 2012-2011 תועמד הרשאה להתחייב בגובה של כ-369 מיליון ש"ח וכ-359 מיליון ש"ח בהתאמה.

משרד הפנים אחראי מטעם הממשלה על הסדרת פעולת הרשויות המקומיות ואיגודי הכבאות, על התכנון הפיסי, שירותי חירום מוניציפאליים, פיקוח על חופי הרחצה, רישוי עסקים, פיקוח על הבחירות ופיקוח על הבנייה.

דגשים לשנות הכספים 2012-2011

- **מענקי האיזון**

משרד הפנים פועל במסגרת תקציבו לסייע לרשויות המקומיות. הסיוע המרכזי ניתן באמצעות מענקי האיזון. מענק האיזון נועד להשלים את הכנסותיהן העצמיות של הרשויות המקומיות, להוצאות הנורמטיביות. ההוצאות הנורמטיביות של הרשויות המקומיות הנגזרות מנוסחת ההקצאה על מנת לסייע להן לספק לתושביהן רמה סבירה של שירותים מוניציפאליים.

משנת 1994 החל משרד הפנים להקצות את מענקי האיזון על פי נוסחה קבועה המבוססת על קריטריונים אחידים שקבעה ועדה ציבורית (ועדת סוארי). משנת 2004 התחיל משרד הפנים להקצות בצורה הדרגתית את מענקי האיזון לרשויות המקומיות בהתאם להמלצות ועדה ציבורית חדשה (ועדת גדיש). נוסחת גדיש מחשבת את מענק המודל לרשויות באמצעות חישוב ההפרש בין ההוצאה הנורמטיבית וההכנסה לנפש על פי מודל. הפרש זה מהווה את מענק

המודל לנפש של הרשות. ההוצאה הנורמטיבית משקפת את הנתונים הייחודים המאפיינים כל רשות ורשות (כדוגמת מספר הילדים והקשישים ברשות וכן את החוסן של תושבי הרשות כפי שמשתקף במדד הסוציו אקונומי של הלמ"ס). מכפלת מענק המודל לנפש של הרשות במספר התושבים מהווה את מענק המודל לפי נוסחת גדיש. בהתאם למודל גדיש, 202 רשויות מקומיות זכאיות בשנת 2010 למענק איזון, מתוך 255 הרשויות המקומיות הקיימות בישראל.

בכל אחת מן השנים 2012-2011, עתיד לעמוד מענק האיזון על היקף של 2.4 מיליארד ש"ח.

- **תכניות ההבראה**

בשנת 2004 הגיע לשיאו המשבר התקציבי ברשויות המקומיות. המשבר התבטא בגירעונות בהיקפים ניכרים, ואלו היקשו על חלק ניכר מהרשויות המקומיות לספק שירותים נאותים לתושבים. על מנת לסייע בפתרון המשבר, החליטה הממשלה ביום 8 בפברואר 2004, להקצות מסגרת תקציבית של 1.5 מיליארד ש"ח על פני שלוש שנים, לשם סיוע תקציבי לרשויות המקומיות שיבצעו תכניות הבראה. בין השנים 2009-2006 נוספו כ-1.5 מיליארד ש"ח לצורך שדרוג תכניות ההבראה והעמדת תכניות הבראה חדשות לרשויות נוספות.

על אף שהוקצו סכומי עתק (יותר מ-3 מיליארד ש"ח) לתכניות ההבראה לרשויות המקומיות, רבות מהן במתכונתן הנוכחית לא הצליחו להשיג את מטרתן להביא להבראת הרשויות. יותר משני שלישים (כ-70) מהרשויות המועמדות על ידי משרד הפנים לתכנית הבראה, נמצאות כרגע בתכנית הבראה נוספת, ועבור מרביתן שדרוג זה אינו השדרוג הראשון.

בשנים 2011-2010 המדינה צפויה לאשר מסגרת תקציב נוספת של 670 מיליון ש"ח לתכניות הבראה, אולם תכניות אלו עתידות להיעשות במתכונת שונה. הן תתבססנה על דוח בודק מעמיק שיכלול, בין היתר, ניתוח הכשלים המבניים של הרשות המועמדת לתכנית ההבראה (בטווח הקצר והארוך); נתונים על תכניות הבראה קודמות לרשות, ככל שהיו, והסיבות לכישלונן; בחינה של כלי ייצוב ארוכי טווח ומידת התאמתם לרשות (כגון: מודלים של שיתוף פעולה אזורי, חוקי עזר לגביית אגרות, שינוי שטחי שיפוט וחלוקת הכנסות בין הרשות לרשויות הגובלות, צעדי מיקור חוץ, שינויים מבניים, מנועי צמיחה ופתרונות ארוכי טווח אחרים לרשות, בכלל זה אזורי תעשייה מרחביים). על בסיס המלצות דוח הבודק תיבנה תכנית ההבראה לרשות המקומית.

בתכניות ההבראה במתכונתן החדשה יושם דגש רב יותר על השגת היעד של הגברת סך הגבייה של תשלומי החובה המוניציפאליים והגדלת שיעורי הגבייה של תשלומי החובה. כפועל יוצא מכך תתאפשר הספקת שירותים ברי קיימא לתושבי הרשויות. דגש זה נובע מיישום המסקנות מתכניות הבראה קודמות ומדוח מבקר המדינה בנושא תכניות ההבראה ברשויות מקומיות. במסגרת תכניות ההבראה יוחמרו הסנקציות כלפי ראשי רשויות שלא יעמדו ביעדי הגבייה, עם זאת, במסגרת התכנית הכלכלית לשנים 2012-2011 יינתנו לרשויות כלים נוספים למיצוי פוטנציאל ההכנסות העצמיות שלהן (כפי שיפורט בהמשך). כמו כן, במטרה למנוע קריסה פיננסית של הרשויות המקומיות וצורך עתידי בתכניות הבראה, ישולבו כלי בקרה וטיפול מונע כחלק מהמתכונת החדשה המוצעת, והם יאפשרו התערבות מוקדמת של משרד הפנים טרם הידרדרות הרשות.

- **הגברת גביית המסים המוניציפאליים**

נכון לשנת 2008, ברשויות מקומיות רבות שיעורי גביית הארנונה נמוכים באופן משמעותי מממוצע הגבייה הארצי של כלל הרשויות, העומד על 84%. בכ-70 רשויות שיעורי גביית הארנונה נמוכים מ-60% ובכ-35 רשויות שיעורי גביית הארנונה נמוכים מ-40% (דהיינו, פחות ממחצית השיעור הממוצע בכלל הרשויות). סך הגירעון המצטבר של הרשויות המקומיות בשנת 2008 עמד על כ-4.8 מיליארד ש"ח, וסך הגרעון השוטף עמד על כ-470 מיליון ש"ח. בחישוב תיאורטי, לו כל הרשויות המקומיות היו גובות בשיעור מרבי, היה מתווסף להכנסתן סכום של כ-3 מיליארד ש"ח, ולו כל הרשויות המקומיות היו גובות לפחות בהתאם לשיעור הממוצע העומד כאמור על 84%, היה מתווסף להכנסתן סכום של כ-770 מיליון ש"ח.

אי מיצוי מקורות הכנסה עצמיים מביא להקטנת היקף מענק האיזון שהרשות זכאית לו, שכן 15% ממענק זה מותנים בשיעור גבייה מינימאלי. לפיכך, ראש רשות שאינו גובה ארנונה פוגע במספר מקורות הכנסה פוטנציאליים, זאת על חשבונם של תושבי הרשות המקבלים עקב כך שירותים מוניציפאליים ברמה נמוכה יותר.

במסגרת התכנית הכלכלית לשנים 2012-2011 יינתנו לרשויות המקומיות הכלים הנוספים שלהלן במטרה למצות את מקורות הכנסתן ולהגדיל את סך גביית הארנונה, את תשלומי החובה העירוניים וכן את שיעורי הגבייה וכדי לאפשר שירותים ברמה גבוהה יותר לתושבי הרשויות:

שימוש בנתוני רשות המסים לבחינת זכאות להנחה בארנונה – מתוקף החוק מוענקות הנחות בארנונה, בין היתר על בסיס מבחן הכנסה. הנחות אלו מגיעות עד ל-90% מסך החיוב לנישום. על פי הנהוג כיום, דורשת הרשות המקומית ממבקש ההנחה להציג בפניה תלושי שכר ואישורים נוספים המעידים על הכנסתו. בהצעת חוק ההסדרים מוצע לתקן את סעיף 12 לחוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב), תשנ"ג-1992, כך שהרשויות המקומיות יסתמכו על המידע הקיים ברשות המסים לצורך קביעת זכאות תושב להנחה בארנונה.

המסלול המקוצר של ההוצאה לפועל – המסלול המקוצר נועד להקל על זוכים בהוצאה לפועל, באופן שפעולות הגבייה יתבצעו על ידי מערכת ההוצאה לפועל מתוך מעורבות מינימאלית של הזוכים ("שגר ושכח"). בנוסף לכך, במסגרת המסלול המקוצר יש אפשרות להתבסס על מאגרי מידע רבים, כגון: הביטוח הלאומי, משרד הרישוי, מינהל מקרקעי ישראל, חברת החשמל, רשם החברות, רשם המקרקעין, בנקים ועוד. בכוונת משרד הפנים ומשרד האוצר לחייב רשויות מקומיות מסוימות, במיוחד רשויות בתכניות ההבראה, לעשות שימוש במסלול זה לצורך גביית פיגורי תשלומי החובה העירוניים. במחצית השנייה של שנת 2010 צפוי להתחיל פיילוט לאופן יישום החלטה זו אשר יכלול במסגרתו חמש רשויות (ערערה בנגב, טמרה, כפר יאסיף, חצור הגלילית וסכנין). במהלך השנים 2012-2011 צפויה הרחבת כלי זה לכלל הרשויות שיוגדרו על ידי משרדי הפנים והאוצר.

- **תיקון פקודת מס הכנסה, תושב המשלם ארנונה**

לפי סעיף 11 לפקודת מס הכנסה, מוענקות הטבות במס הכנסה, בשיעור משתנה, לתושביהם של כ-180 יישובים בישראל, בעיקר באזורי הפריפריה. מדובר בהטבות משמעותיות שיכולות להביא לתושב הזכאי להן חיסכון בתשלומי

מס בהיקף של מאות ואלפי ש"ח לחודש. במסגרת הצעת חוק ההסדרים מוצע לתקן את הגדרת "תושב", שבסעיף 11 לפקודת מס הכנסה, כך שייווסף בה תנאי שלפיו, כאשר נישום מבקש הטבת מס הכנסה בשל היותו תושב של יישוב המזכה בהטבה, יהיה עליו להציג בפני פקיד השומה אישור מטעם הרשות המקומית אשר בה הוא תושב, לפיו שילם את תשלומי הארנונה החלים עליו.

רשות האוכלוסין, ההגירה ומעברי הגבול

הצעת תקציב רשות האוכלוסין, ההגירה ומעברי הגבול לשנות הכספים 2011-2012 (סעיף 68) מסתכמת בכ-530 מיליון ש"ח וכ-510 מיליון ש"ח בהתאמה, מהם כ-517 מיליון ש"ח וכ-497 מיליון ש"ח בהתאמה בהוצאה נטו, וכ-13 מיליון ש"ח בכל אחת מהשנים בהוצאה מותנית בהכנסה.

רשות האוכלוסין, ההגירה ומעברי הגבול הוקמה במשרד הפנים בשנת 2008 בהתאם להחלטת ממשלה מספר 3434 מיום 13 באפריל 2008, שקבעה כי הרשות תהיה אחראית על יישום מדיניות הממשלה וביצוע סמכויות שר הפנים בתחום הטיפול בנתינים זרים ובתחום האוכלוסין.

דגשים לשנות הכספים 2011-2012

- **תעודות זהות ומסמכי נסיעה ביומטריים**

בתחילת שנת 2011 צפויה רשות האוכלוסין, ההגירה ומעברי הגבול להתחיל בהנפקת "מסמכים חכמים" במסגרת פרויקט שדרוג מסמכי הנסיעה ותעודות הזהות. שדרוג זה יכלול הכנסת אלמנטים ביומטריים למסמכי הנסיעה ולתעודות הזהות, כך שתופעות מרמה וזיוף המסמכים תצטמצמנה משמעותית. בנוסף, המעבר ל"תעודת זהות חכמה" עתיד לאפשר הזדהות וחתימה דיגיטאלית, וכך לאפשר שימושים נרחבים לאזרח כגון הזדהות מרחוק באמצעות מערכות מחשוב וקבלת מידע אישי, חתימה אלקטרונית שדינה כדין חתימה בכתב במקום בו נדרשת חתימה על פי חוק והפחתת הבירוקרטיה הממשלתית לאזרח. כמו כן, שדרוג מסמכי הנסיעה נעשה בהתאם לתקינה הבין-לאומית ועם השלמתו צפויות להינתן לאזרחים ישראלים הקלות במעברי גבול בין-לאומיים.

בהתאם לחוק הכללת אמצעי זיהוי ביומטריים במסמכי זיהוי ובמאגר מידע, התשס"ט-2009 נדרשת הקמת רשות למאגר ביומטרי שתאגור את המידע הביומטרי המתקבל על ידי האזרחים בעת הנפקת "התעודה החכמה" ברמת אבטחה מקסימאלית, וזאת למשך תקופת מבחן של שנתיים. לפיכך, הקמת רשות לביומטריה מהווה חלק בלתי נפרד מפרויקט שדרוג תעודות הזהות והמסמכים הביומטרי כולו.

- **טיפול בנתינים זרים**

מערך האכיפה של הרשות עובר תהליך של שינוי מבני העתיד ליצור סינרגיה בין יחידות האכיפה השונות. במסגרת השינויים הארגוניים יאוגדו האגף לזרים, יחידת הסמך לעובדים זרים ויחידת ההגירה והם יפעלו יחד תחת ניהולו של סמנכ"ל האכיפה ברשות. בעבודת אגף האכיפה המאוחד תודגש האכיפה על מעסיקי עובדים זרים שלא כחוק ככלי הרתעתי אפקטיבי לצמצום התופעה, זאת במקביל להמשך אכיפת חוק הכניסה לישראל.

- **ביקורת הגבולות**

בשנת 2011 צפוי מערך ביקורת הגבולות לעבור מאחריותה של המשטרה לאחריותה של רשות האוכלוסין, ההגירה ומעברי הגבול, זאת בהתאם להחלטת ממשלה מספר 3599 מיום 15 ביוני 2008. העברת האחריות על מעברי הגבול לרשות האוכלוסין, ההגירה ומעברי הגבול מהווה נדבך חשוב בהפיכת הרשות לגורם המרכזי האמון על יישומו של חוק הכניסה לישראל – התשי"ב- 1952. הרשות עתידה לקבל לאחריותה את מעברי הגבול האוויריים, הימיים והיבשתיים למעט המעברים לשטחי יהודה ושומרון.

- **מחשוב**

ביום 1 באפריל 2010, חתמה רשות האוכלוסין, ההגירה ומעברי הגבול הסכם עם חברת HP להארכת ההתקשרות להפעלת מערכת "אביב" המספקת את צורכי הרשות בניהול מאגר המידע של מנהל האוכלוסין, הבחירות לכנסת ולרשויות מקומיות וכלי ירייה. הסכם זה נחתם לתקופה של שלוש שנים עם אופציה להארכה בשנה נוספת. במקביל צפויה הרשות לצאת למכרז להקמת מערכת חדשה.

השירותים החברתיים

ההוצאה לשירותים החברתיים כוללת את הוצאות משרד החינוך, משרד הבריאות (בתוספת ההשתתפות בסל הבריאות), משרד הרווחה, המשרד לקליטת העלייה, משרד התרבות והספורט, הרשות לזכויות ניצולי השואה ואת השתתפות משרד האוצר במימון קצבאות הביטוח הלאומי. בנוסף לכך, חלק מההוצאות של משרדים נוספים כגון תחום התעסוקה במשרד התמ"ת והסיוע בדיור של משרד הבינוי והשיכון נכללים אף הם בהוצאה על שירותים חברתיים. יתר על כן, חלק משמעותי מההוצאה לשירותים החברתיים ממומנת באופן ישיר על ידי הציבור ולכן אינה מופיעה בתקציב המדינה. הוצאות אלה כוללות חלק מהוצאות המוסד לביטוח לאומי ואת הגבייה הישירה של מס הבריאות המממנת חלק ניכר מעלות סל שירותי הבריאות.

מאפייני התקציב

ההוצאה על השירותים החברתיים מושפעת במידה רבה מתהליכים דמוגראפיים ומסדרי העדיפויות של הממשלה, הנקבעים בהתאם ליעדים חברתיים שונים. מרכיבי ההוצאה העיקריים הם הוצאות שכר ותשלומי העברה. סך ההוצאה לשירותים החברתיים המופיעה בתקציב המדינה עומדת על כ-115.0 מיליארד ש"ח בשנת 2011 ועל כ-119.1 מיליארד ש"ח בשנת 2012, כ-42% מסך ההוצאה התקציבית. ההוצאה הממשלתית לשירותים החברתיים, יחד עם הוצאות המוסד לביטוח לאומי וסל הבריאות הממומנות באופן ישיר על ידי גבייה מהציבור, לשנים 2011-2012, מסתכמת בכ-155.1 מיליארד ש"ח ובכ-160.7 מיליארד ש"ח בהתאמה. סכום זה מהווה כ-17.5% מהתוצר המקומי של ישראל.

סך ההוצאה והצעת תקציב השירותים החברתיים (כולל תקציבי הפיתוח)*
לשנות הכספים 2011-2012
במחירים שוטפים, במיליארדי ש"ח

שנה	2011	2012
המוסד לביטוח לאומי (כולל גמלאות במימון משרד האוצר)**	60.4	63.3
מזה: השתתפות מתוך תקציב המדינה (כולל תשלומי ריבית)	36.9	38.4
משרד החינוך	35.5	37.0
השכלה הגבוהה	7.4	7.5
תחום התעסוקה במשרד התמ"ת (כולל מס הכנסה שלילי***)	2.7	2.8
משרד הרווחה	4.5	4.8
מערכת הבריאות (תקציב משרד הבריאות ודמי ביטוח הבריאות)****	36.8	37.6
מזה: השתתפות מתוך תקציב המדינה	20.2	20.9

המשרד לקליטת העלייה	1.3	1.3
משרד התרבות והספורט*****	0.9	0.9
סיוע בדיור	2.7	2.7
הרשות לזכויות ניצולי השואה	2.9	2.8
סך הכול מתוך תקציב המדינה	**115.0**	**119.1**
סך הכול	**155.1**	**160.7**

* ההוצאות המוצגות לתחום התעסוקה במשרד התמ"ת ולסיוע בדיור מופיעות גם בפרקים הרלוונטיים למשרדים אלה בהמשך החוברת.

** אומדן משרד האוצר לכלל הוצאות הביטוח הלאומי למעט הוצאות בגין שירות מילואים.

*** מס הכנסה שלילי — ההוצאה הצפויה בגין השנים 2011-2012.

**** כולל העברות לקופות החולים במסגרת חוק ביטוח הבריאות הממלכתי (למעט הכנסות קופ"ח).

***** כולל תקציב משותף עם משרד המדע והטכנולוגיה של כ-0.1 מיליארד ש"ח.


התפלגות תקציב השירותים החברתיים: 2011
(במיליארדי ש"ח)
תגמולים לניצולי השואה
2.9
משרד התרבות והספורט
0.9
מערכת הבריאות (תקציב
משרד הבריאות ומס בריאות)
36.8
גימלאות הביטוח הלאומי (כולל
גימלאות במימון האוצר) 60.4
סיוע בדיור
2.7
רווחה ושירותים חברתיים
4.5
ההשכלה הגבוהה
7.4
קליטת עלייה
1.3
חינוך
35.5
תחום התעסוקה במשרד
התמ"ת (כולל מס הכנסה
שלילי)
2.7
מקור: משרד האוצר

התוספות העיקריות לשירותים החברתיים במסגרת התכנית הכלכלית לשנות הכספים 2012-2011

תשלומי העברה ורווחה – בהמשך להחלטות הממשלה במסגרת התכנית הכלכלית לשנים 2010-2009, תינתן תוספת של כ-400 מיליון ש"ח לקצבאות הזקנה והשאירים והשלמת ההכנסה לקשישים. בנוסף, על פי החלטת הממשלה, בשנת 2012 צפויה תוספת בסך של כ-360 מיליון ש"ח לקצבאות הילדים.

למשרד הרווחה ניתנו תוספות תקציב בהיקף של כ-300 מיליון ש"ח בכל אחת מהשנים 2012-2011 לתגבור שירותים, בכלל זה עבור מכסות ושירותים לאנשים עם מוגבלויות ולאנשים עם פיגור שכלי. כמו כן, ניתנה למשרד תוספת כוח אדם לצורך תגבור מערך חוקרי הילדים, קציני המבחן ופקידי הסעד, וכן תוספת תקציבית עבור הפעלת תכניות רווחה לילדים בסיכון, בתים חמים עבור נערות במצוקה, הסעות לבעלי מוגבלויות ותגבור מערך הפיקוח על השירותים הניתנים על ידי המשרד.

חינוך – למשרד החינוך ניתנה תוספת תקציב ריאלית (מעבר לגידול הטבעי) של כ-1.8 מיליארד ש"ח בשנת 2011 ותוספת של כ-740 מיליון ש"ח נוספים בשנת 2012, בין היתר עבור הנושאים הבאים: מימוש תכנית ההישגים ותכנית תקשוב מערכת החינוך בסך של 410 מיליון ש"ח בשנת 2011 וכ-140 מיליון ש"ח נוספים בשנת 2012. תוספת בסך של כ-310 מיליון ש"ח בכל אחת משנים אלו להמשך יישום רפורמת "אופק חדש" במערכת החינוך בשנים אלה. לצד זאת

מוקצים בשנים אלו כ-100 מיליון ש"ח לתוספת שעות לימוד לכיתות א' ו-ב' במטרה להקטין את גודל קבוצות הלימוד במקצועות היסוד וכן 200 מיליון ש"ח בכל אחת מהשנים עבור הקטנת מספר התלמידים בכיתה בשנים אלה.

השכלה הגבוהה – במהלך יישום התכנית הרב-שנתית החדשה שתופעל במערכת ההשכלה הגבוהה יתווספו משאבים בסכום כולל של 7.5 מיליארד ש"ח על פני שש שנות הלימודים הקרובות. בשנים 2011 ו-2012 יחל יישום התכנית על ידי הוועדה לתכנון ותקצוב של המועצה להשכלה גבוהה באמצעות שינוי מודל התקצוב, מתן תוספת תקציב לאפיקי המחקר התחרותי, ביצוע תכניות להגברת הנגישות באוכלוסייה החרדית והערבית ועוד.

תחום התעסוקה במשרד התעשייה, המסחר והתעסוקה ומס הכנסה שלילי – במסגרת הצעת התקציב לשנת 2011 הוגדל בסיס תקציב האגף למעונות יום ב-320 מיליון ש"ח בהתאם להחלטת הממשלה בנושא. כמו כן ניתנה תוספת של 65 תקני כוח אדם ו-41 סטודנטים ליחידות השונות של משרד התמ"ת בתחום התעסוקה, בהם: היחידה לפיקוח על העבודה, מנהל הסדרה ואכיפה, האגף למעונות יום, משפחתונים וצהרונים ולממונה על התעסוקה. כמו כן, החל משנת 2011 יחול מס הכנסה שלילי בפריסה ארצית.

מערכת הבריאות – למערכת הבריאות ניתנה תוספת תקציב של כ-537 מיליון ש"ח בשנת 2011 ותוספת של כ-510 מיליון ש"ח נוספים בשנת 2012, בין היתר עבור הנושאים הבאים: 300 מיליון ש"ח בכל אחת מהשנים עבור תוספת טכנולוגיות ושירותים נוספים לסל הבריאות; 127 מיליון ש"ח בשנת 2011 ו-80 מיליון ש"ח נוספים בשנת 2012 עבור הרחבת קבוצות הגיל הזכאיות לטיפולי שיניים לילדים, כך שבשנת 2012 השירות יינתן עבור כל הילדים עד גיל 14; 50 מיליון ש"ח בכל אחת מהשנים עבור הרחבת השירותים האמבולטוריים בתחום בריאות הנפש; ולמעלה מ-60 מיליון ש"ח בכל אחת מהשנים 2012-2011 עבור הרחבת מערך השירותים הניתן על ידי משרד הבריאות (אשפוז סיעודי, שיקום נכי נפש בקהילה ועוד).

המשרד לקליטת העלייה – למשרד לקליטת העלייה ניתנה תוספת תקציב בסך של כ-83.5 מיליון ש"ח בשנת 2011 וכ-19 מיליון ש"ח נוספים בשנת 2012, ביחס לתקציב המקורי לשנת 2010, עבור שיפור מערכי הקליטה הישירה של העולים, לקליטת מדענים עולים ולתכניות הקליטה השונות המופעלות על ידי המשרד.

תגמולים לניצולי השואה – הצעת התקציב כוללת את המשך יישום עיקרי דוח ועדת החקירה הממלכתית בנושא הסיוע לניצולי השואה ("ועדת דורנר"). דוח הוועדה קבע כי לתגמול הניתן לפי חוק נכי רדיפות הנאצים יש לתת תוספת בגובה הפער שבין התגמול שניצול השואה זכאי לו על פי החוק, לבין 75% מהרנטה הגרמנית לפי דרגת נכותו. יישום המלצה זו של הדוח הגדיל את בסיס ההוצאה בשנת 2011 בהשוואה לשנת 2008 בכ-375 מיליון ש"ח. כמו כן, הצעת התקציב כוללת תקצוב שתי פעולות לסיוע לניצולי השואה בהוצאות הרפואיות: מימון הוצאות רפואיות בגין המחלות המוכרות בעלות של כ-17 מיליון ש"ח בשנה ומתן הנחה ברכישת תרופות שבסל הבריאות בעלות של כ-47 מיליון ש"ח בשנה.

התפתחות ההוצאה לשירותים החברתיים בעשורים האחרונים

במהלך שנות השמונים ושנות התשעים גדלה ההוצאה הריאלית עבור שירותים חברתיים בכ-130%, בזמן ששיעור הגידול באוכלוסייה עמד על 58%. עלייה זו בהוצאה, ובמיוחד בהוצאה על קצבאות הבטחת הכנסה וקצבאות הילדים, יצרה תמריצים שליליים להשתתפות בכוח העבודה וחייבה את הממשלה לבצע שינויים מקיפים במערך תשלומי ההעברה על מנת להקטין את התמריצים השליליים כאמור ולהגדיל את מספר המועסקים במשק.

בהתאם לכך התקבלו במהלך השנים 2004-2002 שינויי חקיקה אשר נועדו להפחית את התמריצים השליליים כאמור. במסגרת זו הופחתו קצבאות הבטחת ההכנסה תוך שינוי מבנה הקצבה באופן המקטין את התמריץ השלילי לאי יציאה לעבודה והמביא בפועל להגדלת שיעור המועסקים. לצד האמור נפתחה תכנית "אורות לתעסוקה" שמטרתה לשלב את מקבלי גמלת הבטחת הכנסה בעבודה. בנוסף, הופחתו קצבאות הילדים בתהליך מדורג אשר השווה את הקצבה המשולמת בעד כל ילד בתהליך מדורג, והוחלט על הפחתות בתשלומי העברה אחרים ובכלל זה בדמי האבטלה.

כצעד משלים למדיניות הממשלה כאמור לעיל, הוגדל הסיוע לאוכלוסיות שאינן בגיל העבודה וננקטו צעדים נוספים להגדלת מספר המועסקים במשק. במסגרת זו החליטה הממשלה על יישום צעדים במהלך השנים 2012-2005, הצפויים להגדיל את ההוצאה לשירותים החברתיים בשיעור ניכר, וביניהם: הגדלת שכר המינימום; הרחבת היצע השירותים הניתנים לילדי אימהות עובדות והעמקת הסבסוד הניתן להן; הגדלת הקצבאות לניצולי השואה; הגדלת קצבאות הזקנה והשארים לכלל אוכלוסיית הקשישים; הגדלת קצבאות השלמת ההכנסה לקשישים; הרחבת סל שירותי הבריאות והנחות בהשתתפויות עצמיות לקבוצות מסוימות; הרחבת מפעל ההזנה על פי חוק ארוחה יומית לתלמיד; הרחבת מערך שילוב ילדים בעלי צרכים מיוחדים במערכת החינוך הרגילה; רפורמת "אופק חדש" במערכת החינוך; הרחבת מעגל הזכאים לקצבאות נכות לילדים והגדלה מדורגת של קצבאות הילדים המשולמת בגין הילד השני, שלישי ורביעי.

לצד זאת, במסגרת התכנית הכלכלית לשנים 2012-2011, ובהמשך להמלצות ארגון ה-OECD והוועדה לבחינת מדיניות התעסוקה בראשות פרופ' אקשטיין, הוחלט על פריסה ארצית של התכנית לשילוב מקבלי גמלאות בעבודה זאת כהמשך לתכנית הניסוי האזורית אשר הסתיימה בחודש אפריל 2010.

החל משנת 2011, ייושמו צעדים נוספים שמטרתם לסייע לאוכלוסיות חלשות להשתלב בשוק העבודה ולהגדיל את הכנסתם. תכנית מס הכנסה שלילי תופעל בפריסה ארצית והיא תעניק מענקי מס בגובה של עד כ-430 ש"ח בחודש לעובדים בעלי הכנסה נמוכה, זאת בהתאם לגובה הכנסתם ולמספר הילדים במשפחה.



0
10
20
30
40
50
60
אחוז
31.7
32.1
45.2
49.2
51.7
51.1
53.1
52.4
53.2
53.7
54
55.1
55
56.1
54.2
54.1
52.6
51.7
50.7
50.9
51.4
51.9
1980
1985
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
השנה

התפתחות ההוצאה החברתית כאחוז מההוצאה הממשלתית (ללא החזר חובות) 1980-2009

מקור: מרכז טאוב לחקר המדיניות החברתית בישראל

כפי שנראה לעיל, מדיניות הממשלה להפחתת התמריצים השליליים להשתלבות בעבודה, הביאה להפחתה בתשלומי ההעברה וכתוצאה מכך להפחתה גם בהוצאה על השירותים החברתיים. משנת 2005 חלה עלייה בהוצאה על שירותים חברתיים כתוצאה ממדיניות הממשלה להרחבת ההוצאה הממשלתית על אוכלוסיות שאינן משתתפות בשוק העבודה ולהרחבת השירותים תומכי העבודה, וכן יישום רפורמת "אופק חדש" והרחבת סל שירותי הבריאות.

התפתחות תשלומי העברה והשירותים בעין*: 2009-1980


תשלומי העברה
שירותים בעין
מדד
450
400
350
300
250
200
150
100
50
0
1980 1985 1990 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009
* שירותים בעין: חינוך, בריאות, קליטה ושירותי רווחה אישיים
מקור: מרכז טאוב לחקר המדיניות החברתית בישראל

הממשלה פועלת להגדלת העצמאות הכלכלית של אוכלוסיות חלשות באמצעות הרחבת השירותים בעין, הגדלת התמריצים להשתלבות בשוק העבודה והגדלת הקצבאות לאוכלוסיות שאינן יכולות להשתלב בשוק העבודה. מדיניות זו באה לידי ביטוי בהגדלת ההוצאה על שירותים בעין ביותר מפי ארבעה במונחים ריאליים בשלושת העשורים האחרונים. מדיניות זו משתקפת גם בהצעת התקציב לשנים 2012-2011, הכוללת תוספת תקציבית של מאות מיליוני ש"ח, בין היתר להגדלת תקציבי החינוך, האגף למעונות יום, משפחתונים וצהרונים שבמשרד התמ"ת ושירותי הרווחה.

התפתחות ההוצאה לתשלומי העברה והשירותים בעין כאחוז מהתוצר 2009-1980


שירותים בעין
תשלומי העברה
0
5
10
15
20
1980 1985 1990 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

מקור: מרכז טאוב לחקר המדיניות החברתית בישראל

• שירותים בעין: חינוך, בריאות, קליטה ושירותי רווחה אישיים

התפתחות סך ההוצאה על שירותים חברתיים ושירותים חברתיים לנפש (100 = 1980)


0
50
100
150
200
250
300
1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004 2006 2008
סה"כ ההוצאה על שירותים חברתיים
ההוצאה על שירותים חברתיים לנפש

מקור: מרכז טאוב לחקר המדיניות החברתית בישראל

המוסד לביטוח לאומי

הקצבת אוצר המדינה למוסד לביטוח לאומי (סעיף 27) בשנות הכספים 2012-2011 תסתכם בכ-29.7 מיליארד ש"ח בשנת התקציב 2011 ובכ-31 מיליארד ש"ח בשנת 2012.

בנוסף, תשלומי הריבית של המדינה למוסד לביטוח לאומי על הפקדותיו יסתכמו בכ-7.1 מיליארד ש"ח בשנת התקציב 2011 ובכ-7.3 מיליארד ש"ח בשנת התקציב 2012.

הקצאה זו מתקציב המדינה מיועדת לנושאים הבאים:

- השתתפות המדינה בגבייה לפי סעיף 32 לחוק הביטוח הלאומי (נוסח משולב), התשנ"ה-1955 (להלן — חוק הביטוח הלאומי) בסכום של כ-19.2 מיליארד ש"ח בשנת 2011, ובסכום של כ-20.5 מיליארד ש"ח בשנת 2012.
- תשלום קצבאות במימון המדינה והשתתפות במימון קצבאות למי שאינם מבוטחים, בסכום של כ-10.2 מיליארד ש"ח בשנים 2012-2011.
- העברות אחרות למוסד לביטוח לאומי, בעיקר לצורך הוצאות מינהל, בסכום של כ-300 מיליון ש"ח בשנים 2009-2010.

גמלאות המוסד לביטוח לאומי בשנות הכספים 2012-2011

בשנים 2012-2011 היקף תשלומי ההעברה באמצעות המוסד לביטוח לאומי לציבור, צפוי לעמוד על כ-60.4 מיליארד ש"ח וכ-63.3 מיליארד ש"ח בהתאמה (ללא תגמולי שירות מילואים וללא הוצאות מינהל).

להלן אומדן התפלגות תשלומי המוסד לביטוח לאומי לשנות הכספים 2012-2011, מחירים שוטפים (במיליוני ש"ח)*

2011

	זקנה ושאירים	סיעוד	נכות כללית	נפגעי עבודה	אימהות	ילדים	אבטלה	הבטחת הכנסה	ענפים שונים	סך הכול
סכום	23,130	4,370	11,690	4,155	5,205	6,555	2,530	2,490	315	60,440
אחוזים	38.3%	7.2%	19.3%	6.9%	8.6%	10.8%	4.2%	4.1%	0.5%	100%

2012

	זקנה ושאירים	סיעוד	נכות כללית	נפגעי עבודה	אימהות	ילדים	אבטלה	הבטחת הכנסה	ענפים שונים	סך הכול
סכום	23,940	4,680	12,400	4,430	5,575	7,015	2,580	2,400	320	63,340
אחוזים	37.8%	7.4%	19.6%	7.0%	8.8%	11.1%	4.1%	3.8%	0.5%	100%

* לא כולל הוצאות מנהל ותגמולי שירות מילואים

אומדן הזכאים לגמלאות המוסד לביטוח לאומי בשנות הכספים 2011-2012

הענף	מספר המקבלים 2011 (באלפים)	מספר המקבלים 2012 (באלפים)
זקנה ושאירים	774	789
מתוכם- מקבלי השלמת הכנסה	189	192
ילדים (משפחות)	1,050	1,072
נכות כללית	215	222
ניידות	33	35
נפגעי עבודה — דמי פגיעה	72	74
נפגעי עבודה — גמלאות נכות	34	36
הבטחת הכנסה בגיל העבודה	113	114
אימהות (מענק לידה)	167	172
סיעוד	147	153
אבטלה	57	55

מקור: מחלקת המחקר, המוסד לביטוח לאומי

השתתפות המדינה בתקבולי המוסד לביטוח לאומי

בהתאם לסעיף 32 לחוק הביטוח הלאומי, משתתף אוצר המדינה בתקציב המוסד בשיעור קבוע מהגבייה משכירים ומעצמאים וכן בגין הגבייה עבור ענפי הביטוח הלאומי הבאים: ענף הילדים, ענף זקנה ושאירים וענף הנכות. ההשתתפות נקבעת באחוזים מסך הגבייה באותם ענפים.

ההשתתפות בגבייה משכירים ומעצמאים

שיעור ההשתתפות בגין גבייה משכירים יעמוד על 7.92% מהגבייה ממעסיקים עד מארס 2011, והחל מחודש אפריל 2011 יעמוד שיעור זה על 7.75%. שיעור ההשתתפות בגין גבייה מעצמאים יעמוד על 5.65%. היקף ההשתתפות הכולל צפוי להסתכם בכ-2.3 מיליארד ש"ח בשנת 2011 ובכ-2.4 מיליארד ש"ח בשנת 2012.

השתתפות בגבייה בענף זקנה ושאירים

ההשתתפות בענף זקנה ושאירים תעמוד בשנים 2012-2011 על 17.1% מהגבייה, והיא צפויה להסתכם בכ-2.5 מיליארד ש"ח, בכל אחת מהשנים.

השתתפות בגבייה בענף הילדים

ההשתתפות בענף הילדים החל מחודש אפריל 2011 תעמוד על 200.5% ובשנת 2012 ההשתתפות תעמוד על 204.5%. סך ההשתתפות צפוי להסתכם בכ-13.2 מיליארד ש"ח ובכ-14.3 מיליארד ש"ח בהתאמה.

השתתפות בגבייה בענף הנכות הכללית

בעקבות ההסכם שנחתם בין ממשלת ישראל ונציגי הנכים בשנת 2002, שבעקבותיו הוגדלו הקצבאות המשולמות לנכים, החל אוצר המדינה להשתתף בשנת 2004 בגבייה לענף הנכות הכללית. בשנים 2012-2011 ישתתף אוצר המדינה בענף בשיעור של 13% מהגבייה בענף, כך שהשתתפות המדינה בגבייה בענף הנכות הכללית, תסתכם בכ-700 מיליון ש"ח בשנים 2012-2011.

התפלגות החזויה של הכנסות המוסד לביטוח לאומי לשנים 2012-2011,
במחירים שוטפים (במיליוני ש"ח), **לפי מקורות***

מקור ההכנסה	2011		2012	
	הסכום	אחוז מסה"כ	הסכום	אחוז מסה"כ
דמי הביטוח מהציבור	30,439	50.5%	32,283	50.9%
השתתפות האוצר בגבייה על פי סעיף 32 לחוק	19,253	32.0%	20,534	32.4%
מימון קצבאות לא ביטוחיות	10,203	17%	10,255	16.2%
העברות אחרות	299	0.5%	300	0.5%
סך הכול	**60,194**	**100%**	**63,372**	**100%**

* תחזית אגף התקציבים, לא כולל ריבית על השקעות.

משרד החינוך

הצעת תקציב משרד החינוך (סעיף 20) לשנות הכספים 2012-2011 עומדת על כ-34.9 מיליארד ש"ח וכ-36.28 מיליארד ש"ח בהתאמה הוצאה נטו ועל כ-1.6 מיליארד ש"ח הוצאה מותנית בהכנסה בכל אחת מהשנים. לרשות המשרד תועמד הרשאה להתחייב בגובה של 171.5 מיליון ש"ח ו-157 מיליון ש"ח בהתאמה.

הצעת תקציב הפיתוח של משרד החינוך (סעיף 60) לשנות התקציב 2012-2011 עומדת על כ-627.58 מיליון ש"ח וכ-676.6 מיליון ש"ח בהתאמה הוצאה נטו ועל כ-829.7 מיליון ש"ח וכ-959.2 מיליון ש"ח בהתאמה הרשאה להתחייב.

משרד החינוך אחראי על הקניית ידע לילדים הזכאים לקבל חינוך בהתאם לחוק לימוד חובה. המשרד אחראי על יצירת מערכת חינוך אפקטיבית ויעילה שתשרת את צורכי הפרט ואת צרכיה המשתנים של מדינת ישראל. בין היתר אחראי המשרד על קידום המצוינות, שיפור ההישגים ורמת האיכות החינוכית תוך צמצום הפערים החברתיים, קידום ערכים ציוניים, יהודיים, דמוקרטיים וחברתיים. המשרד פועל ברמה הארצית על ידי המטה וברמה המחוזית באמצעות שבעה מחוזות שהם הזרוע הביצועית של מטה המשרד. משרד החינוך ממונה על מוסדות החינוך ובכלל זה הגנים, בתי הספר, ההשכלה הגבוהה והחינוך הבלתי פורמלי.

דגשים לשנות הכספים 2012-2011

- שיפור ההישגים הלימודיים ומיצוי הפוטנציאל של כלל תלמידי ישראל, אשר יבוא לידי ביטוי בשיפור הדרגתי ועקבי במבחני מדדים של יעילות וצמיחה בית ספרית (מיצ"ב) ובמבחנים בין-לאומיים (PIRLS לאוריינות קריאה לכיתה ד' בשנת 2011; TIMMS במתמטיקה ומדעים לכיתה ח' בשנת 2011; PISA בקריאה, מתמטיקה ומדעים בשנת 2012) וכן בהעלאת שיעור הזכאים לתעודת בגרות מלאה ואיכותית על ידי שיפור קבוע והדרגתי של הזכאים לתעודות בגרות; עלייה במספר התלמידים הלומדים את מקצועות החובה ברמה של 5 יחידות לימוד; ועלייה במספר התלמידים הניגשים לבגרות ברמה של 5 יחידות לימוד בפיזיקה, כימיה וביולוגיה.
- ניצול מרבי של זמן הלימוד, תוך צמצום הפער בין זמן ההוראה המוקצה (ימים ושעות לימוד) לבין זמן הלימוד בפועל, הפחתה משמעותית בהיקף ההיעדרויות של מורים ותלמידים, וצמצום מספר השעות שאיננו מגיע ישירות לתלמיד.
- צמצום הפערים הלימודיים תוך צמצום היקף הנשירה של תלמידים.
- שיפור איכות ההוראה וחיזוק מעמד המורה בחברה הישראלית, תוך הפעלת תכניות ייחודיות לגיוס כוח אדם איכותי, ליווי והדרכה צמודה למורה החדש, הטמעת מנגנון הערכת מורים לצורך קידום מקצועי בשכר, איתור

המורים הכושלים במערכת והפעלת הליכי פיטורים על רקע פדגוגי, העלאת תנאי הסף לקבלה למוסדות להכשרת עובדי הוראה ופתיחת מסלול לתואר שני (M.Teach) להוראה.

- חיזוק מעמד המנהל באמצעות חיזוק מקצוע הניהול במערכת החינוך; טיפוח מנהלים פורצי דרך להובלת שיפור בבתי ספר ; הטמעת מנגנון להערכת מנהלים ומתן אפשרות לניהול עצמי של בתי ספר.
- התמקדות במקצועות הליבה וחיזוקם.
- התאמת תכנית הלימודים למציאות החינוכית המשתנה.
- חיזוק החינוך המדעי-טכנולוגי על ידי הגדלת היקף הלומדים בחינוך הטכנולוגי ; התאמת המגמות בחינוך הטכנולוגי (היקפים, תוכני הלימוד ואופי הלימוד) לדרישות המשתנות של התעשייה ושל צה"ל; והגדלת מספר התלמידים הממשיכים ללימודי טכנאי או הנדסאי.
- תקשוב מערכת החינוך והתאמתה למאה ה-21 — תחילת יישומה של תכנית אסטרטגית רב-שנתית לתקשוב מערכת החינוך בישראל. התכנית תקדם בבתי הספר נושאים מרכזיים כמו רכישת מיומנויות הרלוונטיות לתפקוד מיטבי במאה ה-21 (אוריינות, מידע ותקשורת, חשיבה ופתרון בעיות, עבודת צוות ולמידה עצמאית) ; התאמה טובה יותר של ההוראה לשונות התלמידים ; שימוש בטכנולוגיה כדי לקדם את תהליכי ההוראה בכיתות (בדגש על מקצועות הליבה) ; שימוש בטכנולוגיה לשם שיפור התהליכים האדמיניסטרטיביים בבית הספר ; וצמצום המחיצות בין העולם מחוץ לבית הספר לעולם בתוך בית הספר תוך הגברת העניין והקשב של התלמידים.
- העמקת החינוך לערכים ציוניים, יהודיים ודמוקרטיים, מאבק באלימות ועיצוב אקלים חינוכי מיטבי.

לצד המשך תכנית ההישגים, משרד החינוך צפוי להתחיל בשנת 2011 ביישום תכנית שמטרתה לתקשב את מערכת החינוך. תכנית התקשוב נועדה ליצור את התנאים להתפתחותה של פדגוגיה חדשנית בבתי ספר מתוך הטמעה של טכנולוגיית מידע.

ההשכלה הגבוהה

הצעת התקציב להשכלה הגבוהה לשנים 2012-2011 (סעיף 21) מסתכמת בכ-7.40 מיליארד ש"ח לשנת 2011 ובכ-7.46 מיליארד ש"ח לשנת 2012.

מערכת ההשכלה הגבוהה בישראל כוללת מוסדות המוּכָּרים על ידי המועצה להשכלה גבוהה, שהסמיכה אותם להעניק תארים אקדמיים. תקצוב המוסדות נעשה באמצעות הוועדה לתכנון ולתקצוב ועל ידי משרד החינוך (התומך במכללות לחינוך). מערכת ההשכלה הגבוהה כוללת גם מוסדות אשר אין בתקציבם השתתפות ציבורית (מוסדות חוץ תקציביים).

המוסדות להשכלה גבוהה

המוסדות להשכלה גבוהה בישראל נחלקים כדלהלן:

- **שבע אוניברסיטאות** העוסקות במחקר ובהוראה לקראת שלושה תארים אקדמיים: תואר ראשון, תואר שני ותואר שלישי, ביניהן מכון ויצמן שאינו מעניק תואר ראשון.
- **האוניברסיטה הפתוחה** המבוססת על לימוד מרחוק ועל לימודים חלקיים לקראת תואר אקדמי ראשון ושני.
- **מכללות** שעיקר עיסוקן בהוראה לקראת התואר הראשון של לימודים אקדמיים כלליים או מקצועיים.
- **מוסדות אקדמיים להכשרת עובדי הוראה.**

נתונים כלליים

מספר הסטודנטים במוסדות להשכלה גבוהה (כולל מוסדות חוץ-תקציביים, לא כולל את האוניברסיטה הפתוחה ושלוחות מחו"ל) הסתכם בתשס"ט בכ-226.3 אלף סטודנטים, מתוכם 53.5% למדו באוניברסיטאות (ובכללם 3.8% במסלולים האקדמיים במכללות האזוריות באחריות האקדמית של האוניברסיטאות), 9.1% במכללות להכשרת מורים ו-37.4% במכללות האקדמיות. מספרם הכולל של הסטודנטים גדל בתשס"ט בכ-6,420 סטודנטים, שיעור גידול של כ-3% בהשוואה לתשס"ח.

באוניברסיטה הפתוחה למדו בשנת תשס"ט כ-43,280 סטודנטים לתואר הראשון בכ-400 קורסים שונים. מספר זה שקול לכ-20,000 סטודנטים הלומדים תכנית לימודים מלאה באוניברסיטה אחרת. בנוסף אליהם למדו בה בתשס"ט כ-2,640 סטודנטים לתואר השני. האוניברסיטה הפתוחה מקיימת את לימודיה בכ-50 מרכזי לימוד בכל רחבי הארץ.

דגשים לשנות הכספים 2012-2011

- **התכנית הרב-שנתית למערכת ההשכלה הגבוהה**

בימים אלו סיכמו הוועדה לתכנון ותקצוב (להלן: ות"ת) ומשרד האוצר רפורמה במערכת ההשכלה הגבוהה לשנים הקרובות. הרפורמה נחוצה בשל מספר סימני שחיקה בולטים במערכת ההשכלה הגבוהה, בהם: הקטנת מחלקות המחקר מבחינת מספר אנשי הסגל, פיזור מאמצי המחקר, הזדקנות הסגל האקדמי, צמצום התקציב הפנוי של האוניברסיטאות בשל גידול בתשלומי הפנסיה התקציבית ועלייה ביחס סטודנט מרצה. רפורמה זו תכוון לשיפור המצוינות האקדמית, לעומת תכניות החומש הקודמות ששמו דגש על הגדלת הנגישות להשכלה הגבוהה. הרפורמה תכלול את הגדלת התקציב הממשלתי המוקצה להשכלה הגבוהה וכן את הגדלת ההכנסות משכר הלימוד. תוספות משאבים אלו יאפשרו לממש את היעדים ואת המטרות של רפורמה זו.

המטרות עיקריות של התכנית הרב-שנתית הבאה הן:

- עידוד המצוינות המדעית-מחקרית
- שיפור באיכות ההוראה ובהון האנושי הנרכש
- הגברת הנגישות למגזרי החרדים והמיעוטים.

הרפורמה בהשכלה הגבוהה תתבצע לאור המטרות כאמור, ותכלול בין היתר את הצעדים הבאים:

שינוי מודל התקצוב של ות"ת תוך הגדלת מרכיבי איכות ומצוינות – שינוי מטרותיו של מודל התקצוב והעמדת המצוינות האקדמית כיעד עיקרי. המודל הנוכחי משמש בעיקר כמודל שצריך לכסות עלויות של המוסדות ולא כמודל תמריץ למצוינות מחקרית.

שיפור איכות ומצוינות המחקר על ידי הגדלת מענקי מחקר תחרותיים ובאמצעות שדרוג תשתיות המחקר – הגדלת המענקים המופנים למחקר תחרותי תתרום להתמקדות במצוינות. אחת הדרכים ליישם צעד זה תהיה בעזרת עידוד ההתמקדות במחקר בעל יתרונות יחסיים ברמת המחלקה, המוסד והמדינה. הדבר יאפשר ניצול אופטימאלי של משאבי הזמן ותשתיות המחקר העומדים לרשות האקדמיה.

גיוס סגל אקדמי ברמה גבוהה תוך שיפור איכות ההוראה במוסדות – גיוס סגל אקדמי מצטיין, בין היתר באמצעות תכנית מרכזי המצוינות. הגיוס יתבצע לאור שינוי התמריצים במודל התקצוב החדש כאמור, ויאפשר להגביר את המצוינות האקדמית ברמת המוסד, מאחר שהחוקרים שייקלטו יסייעו ביצירת מסה קריטית ממוקדת בתחומי המחקר השונים. יצוין כי כיום הקשר בין עלויות הוראה לתגמול הניתן ממודל התקצוב רופף, ולכן יש עיוותים בהקצאת המשאבים ונוצרים שיקולים כלכליים לא אקדמיים בפעילות המוסדות. המודל החדש מתקן את העיוותים כאמור על ידי התאמה של התעריפים לתעריפים ריאליים יותר.

ביצוע תכניות להגדלת הנגישות להשכלה גבוהה במגזר החרדי ובמגזר המיעוטים – שילוב אוכלוסיות שנגישותן להשכלה גבוהה הייתה עד כה נמוכה יתרום לשיפור המעמד החברתי-כלכלי של אותן אוכלוסיות ויאפשר להן להגדיל את מעורבותן בחברה הישראלית באופן כללי.

יודגש כי בכוונת המדינה להגיע, במסגרת הרפורמה האמורה, לפיתרון בנושא הפנסיה התקציבית שיתבסס על חלוקת הנטל בין כלל הגורמים הרלוונטיים, זאת בין היתר לאור מסקנות דוח מבקר המדינה בנושא ההשכלה הגבוהה מחודש מארס 2009.

- **מרכזי המצוינות**

ביום 14 במארס 2010 החליטה ממשלת ישראל בהחלטה מספר 1503 לאמץ את התכנית שגובשה על ידי יו"ר ות"ת ויו"ר המועצה להשכלה גבוהה (להלן: מל"ג) לחיזוק המחקר המדעי בישראל, על ידי הקמה מדורגת של עד 30 מרכזי מצוינות בחמש שנים הבאות. המרכזים מיועדים לשמש עוגן, בתחום פעילותם, לתשתיות מחקריות ולצוותי חוקרים וכן לאפשר ניצול מיטבי של הפוטנציאל המדעי של מדינת ישראל.

יעדי התכנית מוגדרים כדלקמן:

- חיזוק המחקר המדעי בישראל וביסוס מעמדו כגורם מוביל בעולם
- השבת מוחות – החזרת חוקרים מצטיינים לארץ ככלי מרכזי לחיזוק היכולות המחקריות ולחיזוק הסגל האקדמי במוסדות להשכלה גבוהה
- יצירת מסה קריטית והעצמת היתרונות היחסיים בתחומי מחקר נבחרים במוסדות השונים
- שיפור ושדרוג התשתיות המחקריות באוניברסיטאות
- עידוד חדשנות אקדמית, לרבות שילובים בין מספר תחומי דעת (רב-תחומיות)
- קיום וקידום תכניות הוראה והכשרה מתקדמות בתחומים נבחרים
- עידוד שיתופי פעולה מחקריים בין המוסדות להשכלה גבוהה – אוניברסיטאות ומכללות כאחת.

התכנית מתוכננת להתחיל לפעול בתשע"א. ועדת ההיגוי, שהוקמה לצורך הפעלת התכנית, בחרה ארבעה נושאים למרכזי המצוינות שישמשו כחלוץ (Pilot). הנושאים פורסמו בקול קורא של התכנית. יודגש כי בהתאם להחלטת הממשלה, תיבחן הרחבת התכנית לאור תוצאות תהליך מרכזי החלוץ.

משרד הרווחה והשירותים החברתיים

הצעת תקציב משרד הרווחה לשנות הכספים 2012-2011 (סעיף 23) מסתכמת בכ-5.9 מיליארד ש"ח וכ-6.3 מיליארד ש"ח בהתאמה, מהם כ-4.5 מיליארד ש"ח וכ-4.8 מיליארד ש"ח בהתאמה בהוצאה נטו, וכ-1.4 מיליארד ש"ח וכ-1.5 מיליארד ש"ח בהתאמה בהוצאה מותנית בהכנסה. כמו כן, בשנים 2012-2011 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-84 מיליון ש"ח וכ-81 מיליון ש"ח בהתאמה.

משרד הרווחה אחראי על התוויית מדיניות הרווחה בישראל, על קביעת סטנדרטים של שירותי רווחה, על הערכה ומחקר של שירותים ועל תקצוב, פיקוח ובקרה של אספקת שירותי הרווחה ברשויות המקומיות אשר באמצעותן מסופקים שירותי הרווחה.

דגשים לשנות הכספים 2012-2011

- **ילדים בסיכון** – טיפול בילדים בסיכון ויישום דוח הוועדה הציבורית לילדים ובני נוער בסיכון ובמצוקה (ועדת שמיד), תוך המשך יישום תכנית "עם הפנים לקהילה" אשר במסגרתה נעשה מאמץ להרחיב את הטיפול הקהילתי ולהקטין את מספר המטופלים במסגרות חוץ ביתיות.
- **קידום תעסוקתי לאוכלוסיות החלשות** – שילוב תעסוקתי לאנשים עם מוגבלויות במסגרת יישום דוח הוועדה הציבורית לבדיקת ענייני הנכים וקידום שילובם בקהילה (ועדת השופט לרון ז"ל) וכן קידום תעסוקתי לאוכלוסיות חלשות על ידי תכניות שיקום.
- **פתרונות קהילתיים** – תגבור הפתרונות הקהילתיים ופיתוחם כתחליף לפתרונות חוץ-ביתיים.
- **אוכלוסיות נזקקות** – פיתוח שירותי רווחה ומיקודם באוכלוסיות הנזקקות.
- **תופעת האלימות** – התמודדות עם תופעת האלימות באמצעות טיפול קהילתי וחוץ-ביתי.
- **שעת חירום** – פיתוח שירותי רווחה וחיזוק קהילות בעתות חירום ; עדכון והתאמה של התכניות לשעת חירום.
- **שיפור השירות** – שיפור אופן אספקת שירותי הרווחה באמצעות המחלקות לשירותים חברתיים ברשויות המקומיות.

דגשים אלה, כמו גם כל שאר הפעולות, היעדים והתכניות המוצגות בהצעת התקציב, יבוצעו כחלק מהתקציב ובהתאם למסגרת התקציבית שהוקצתה לשם כך למשרד הרווחה, כמפורט בכל אחד מסעיפיו.

משרד הבריאות

הצעת התקציב הרגיל של משרד הבריאות לשנת הכספים 2011 מסתכמת בכ-19.9 מיליארד ש"ח בהוצאה נטו וב-3.3 מיליארד ש"ח בהוצאה מותנית בהכנסה. הצעת התקציב הרגיל של משרד הבריאות לשנת הכספים 2012 מסתכמת ב-20.6 מיליארד ש"ח בהוצאה נטו וב-3.3 מיליארד ש"ח בהוצאה מותנית בהכנסה. תקציב הפיתוח של משרד הבריאות לשנת הכספים 2011 עומד על 317.8 מיליון ש"ח בהוצאה נטו ו-77.4 מיליון ש"ח בהוצאה מותנית בהכנסה. בשנת 2012 עומד תקציב הפיתוח של המשרד על 310.5 מיליון ש"ח בהוצאה נטו ו-77.4 מיליון ש"ח בהוצאהה מותנית בהכנסה. תקציב בתי החולים הממשלתיים הכלליים (הכנסה והוצאה) מסתכם בכ-7.2 מיליארד ש"ח ובכ-7.3 מיליארד ש"ח בהתאמה.

משרד הבריאות מופקד על התכנון, הפיקוח, הרישוי והתיאום במערכת הבריאות. כמו כן, במספר תחומים משרד הבריאות משמש כמבטח. המשרד מפעיל באופן ישיר מיטות אשפוז בבתי החולים הכלליים ובבתי החולים הפסיכיאטריים והגריאטריים וכן מפעיל באופן ישיר חלק ממערכת השירותים הרפואיים המונעים, הקהילתיים והסביבתיים, לרבות תחנות טיפת חלב, שירותי בריאות התלמיד, פיקוח על המזון וכדומה.

דגשים לשנות הכספים 2012-2011

- **קביעת עלות סל שירותי הבריאות**

סל שירותי הבריאות שבאחריות קופות החולים עומד בשנת 2010 על 29.3 מיליארד ש"ח במחירי שנת 2009. סל הבריאות ממומן מגביית דמי ביטוח בריאות על ידי המוסד לביטוח לאומי ומהשלמה לעלות הסל המועברת לקופות החולים מתקציב המדינה. השלמת עלות הסל מתבצעת דרך תקציב משרד הבריאות והיקפה משתנה משנה לשנה בהתאם לשינויים בהיקפי גביית דמי ביטוח הבריאות ובהתאם לשינויים בעלות הסל. בשנים 2010-2008 התווספו לסל שירותי הבריאות כאמור תוספות תקציב בסך 1.3 מיליארד ש"ח בעבור תוספת שירותים וטכנולוגיות חדשות.

בהתאם לנהוג במערכת הבריאות בשנים האחרונות ובמטרה לאפשר לקופות החולים ודאות באשר לתקציבן ולתכנון ארוך הטווח, אישרה הממשלה בהחלטה מספר 2081 מיום 15 ביולי 2010 סיכום תלת-שנתי בין שרי הבריאות והאוצר לגבי עדכון עלות סל שירותי הבריאות לשנים 2013-2011. בהתאם לסיכום בין השרים, הממשלה הקצתה תוספת בסך 427 מיליון ש"ח בשנת 2011 עבור תוספת טכנולוגיות ושירותים נוספים לסל שירותי הבריאות, מתוכה יוקצה סכום של 127 מיליון ש"ח לצורך הרחבת שירותי בריאות השן לילדים. בכל אחת מהשנים 2013-2012 הקצתה הממשלה תוספת בסך 380 מיליון ש"ח עבור תוספת טכנולוגיות ושירותים נוספים לסל שירותי הבריאות, מתוכה יוקצה כל שנה סכום של 80 מיליון ש"ח לצורך הרחבת שירותי בריאות השן לילדים. כך, באופן הדרגתי על פני שלוש שנים, צפוי לעלות ל-14 גיל הילדים הזכאים לטיפולי שיניים בסל שירותי הבריאות. בהתאם לאמור, סך התוספת התקציבית שהקצתה הממשלה עבור תוספת שירותים וטכנולוגיות בשנים 2013-2011 תעמוד על כ-1.2 מיליארד ש"ח.

בנוסף, בכל אחת מהשנים כאמור, תינתן תוספת לקופות החולים עבור גידול באוכלוסייה והזדקנותה בשיעור של 1.2% בשנה ביחס לשיעור הגידול שהיה נהוג בשנים 2010-2008 שעמד על 0.9% בשנה. הגידול כאמור משקף תוספת מקורות לקופות החולים בסך של 90 מיליון ש"ח בכל שנה.

בנוסף לאמור לעיל, הממשלה הגדילה את היקף התמיכות בקופות החולים בסכום של 50 מיליון ש"ח והקצתה את הסכום האמור לצורך פיתוח שירותים רפואיים בקהילה ותחליפי אשפוז בקהילה וכן עבור עמידה של קופות החולים ביעדי איכות נוספים. בנוסף לכך, במסגרת המלצות הצוות הבין-משרדי לעדכון נוסחת הקפיטציה, המליצו המשרדים להקצות סכום של כ-200 מיליון ש"ח מתוך סל שירותי הבריאות שבאחריות קופות החולים לצורך מתן תמרוץ לקופות החולים על מבוטחים בפריפריה.

- **הרחבת מערך השירותים שבאחריות משרד הבריאות**

לצד סכומים אלו הוקצו, במסגרת הסיכום בין שרי הבריאות והאוצר לשנים 2012-2011, תוספות תקציב המיועדות להרחבת השירותים המסופקים באופן ישיר על ידי משרד הבריאות, ובכלל זה 50 מיליון ש"ח בכל אחת משנים להרחבת מערך הטיפול האמבולטורי בתחום בריאות הנפש; כ-38 מיליון ש"ח בכל אחת מהשנים להרחבת מערך האשפוז הגריאטרי לקשישים; 20 מיליון ש"ח לצורך הרחבת מספר הזכאים לשיקום בהתאם לחוק שיקום נכי נפש בקהילה; 25 מיליון ש"ח בכל אחת מהשנים לצורך הכשרת כוח אדם סיעודי ותוספת של 140 תקנים שישמשו בין היתר להרחבת מערך הפיקוח על המזון והסביבה.

- **תוספות לתקציב הפיתוח**

בתקציב הפיתוח ניתנו בכל אחת מהשנים 2012-2011 תוספת של 50 מיליון ש"ח לצורך מיגון בתי חולים כלליים ברחבי הארץ ותוספת של 20 מיליון ש"ח לחיזוק מבני ציבור מפני רעידות אדמה. במהלך שנת 2011 יינתנו תוספות חד-פעמיות לשם מימון תוכנית רב-שנתית לחיזוק בתי החולים בצפון ובעוטף עזה בהתאם להחלטת הממשלה בנושא (בהיקף כולל של 209 מיליון ש"ח). בנוסף, בכל אחת מהשנים 2012-2011 יתווספו לתקציב הפיתוח סכום של 45 מיליון ש"ח וסכום של 50 מיליון ש"ח בהתאמה בהרשאה להתחייב עבור הרחבת תכנית הפיתוח של משרד הבריאות ובכללה שדרוג בתי החולים הפסיכיאטריים.

המשרד לקליטת העלייה

הצעת תקציב המשרד לקליטת העלייה לשנות הכספים 2012-2011 (סעיף 30) מסתכמת בכ-1.3 מיליארד ש"ח וכ-1.3 מיליארד ש"ח בהתאמה, מהם כ-1.27 מיליארד ש"ח וכ-1.3 מיליארד ש"ח בהתאמה בהוצאה נטו, וכ-24 מיליון ש"ח בכל אחת מהשנים בהוצאה מותנית בהכנסה. כמו כן, בכל אחת מהשנים תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-615 מיליון ש"ח.

המשרד לקליטת העלייה אחראי על הסיוע הניתן על ידי מדינת ישראל לעולים ולתושבים חוזרים המגיעים לישראל.

דגשים לשנות הכספים 2012-2011

- **עידוד העלייה**

התקציב לעידוד העלייה נועד לקדם תכניות קליטה על בסיס ההנחה שקליטה טובה יותר, המותאמת לצורכי העולים, היא כלי רב-ערך לעידוד המשך העלייה בעתיד, ושקליטה מוצלחת של עולים בארץ מעודדת עולים פוטנציאליים להחליט על העתקת מרכז חייהם לישראל. במסגרת זו מתוקצב פרויקט העלייה הקבוצתית, הנותן תוספת סיוע וליווי פרטני למשפחות העולות ומושם דגש על הסיוע לעולים המתיישבים בפריפריה ובאזורי עדיפות לאומיים.

- **תעסוקה ויזמות**

במסגרת זו יימשכו פיתוח וקידום תכניות לשילובם של העולים בתעסוקה וסיוע במימוש זכויותיהם בעת המפגש עם עולם העבודה. פעילות זו מהווה נדבך חשוב ומרכזי בהצלחת קליטתו של העולה בארץ.

בתחום התעסוקה והיזמות, היעדים המרכזיים לשנות הכספים 2012-2011 הם:

- הגברת הסיוע לאוכלוסיות עתירות הון אנושי: אמנים מצטיינים, ספורטאים אולימפיים, מהנדסים, רופאים ומדענים; העמקת ההכשרה וההסבה המקצועית, והגדלת היקף קורסי הרישוי וההסמכה עבור אוכלוסיות ייעודיות, בהתאם לצורכי שוק העבודה;
- מינוף ההלוואות ליזמים עולים, הכשרה והדרכת יזמים והרחבת פרויקט המאפשר מידע רחב ועזרה להקמת עסקים עוד לפני מעבר העולה לישראל.

בנוסף, המשרד ימשיך לפתח מגוון תכניות המותאמות לצורכיהם הייחודיים, לקידום העסקתם ולשילובם של העולים בשוק העבודה המקומי, במטרה להעמיק את הסיוע בקליטתם החברתית -כלכלית.

- **תושבים חוזרים**

מאות אלפי ישראלים ירדו מהארץ במרוצת השנים והם מתגוררים ברחבי העולם, חלקם הגדול בארצות הברית (בה חיים כחצי מיליון ישראלים). לאוכלוסיית התושבים החוזרים פוטנציאל תרומה למשק, המהווה מנוע צמיחה כלכלית, חברתית ואקדמית.

במסגרת מבצע "חוזרים הביתה ב-60", בשנים 2009-2008 שבו לישראל כ-20,000 תושבים. החל משנת 2010 מפעיל המשרד תכנית חדשה, בהתאם להחלטת ממשלה מספר 1687 מיום 16 במאי 2010, לעידוד חזרתם של ישראלים ארצה. התכנית כוללת בין השאר הטבות מיסוי והקלות בהשגת זכאות לביטוח בריאות, איסוף נתונים ובניית מערכות מידע לצורך איתור והשבת הישראלים השוהים בחו"ל והגברת המודעות בקרב הקהילות העיקריות שבהן חיים ישראלים בחו"ל.

במהלך השנים 2012-2011 ימשיך המשרד בפעילות בתחום זה, תוך התבססות על הניסיון ועל הפקת הלקחים שנצברו מהפעלת התכנית עד כה ותוך מאמץ להמשיך בתהליכים שהחלו הודות לתכנית. בנוסף, המשרד מפעיל תכניות לעידוד חזרתם של ישראלים מחו"ל, כגון "צבר", "הבית הישראלי" ותכניות נוספות המציעות פתרונות תעסוקה לישראלים חוזרים.

- **קליטת בני העדה האתיופית**

המשרד, בשיתוף משרדי ממשלה נוספים, ממשיך לפעול לקליטת בני העדה האתיופית, בהתאם ובכפוף להחלטות הממשלה בנושא ובהן ההחלטה על תכנית חומש לשיפור קליטת בני העדה האתיופית, תוך הדגשת נושאי החינוך, הדיור והתעסוקה.

- **פתרונות דיור לעולים**

המשך הפעילות למתן פתרונות דיור לעולים במסגרת מרכזי הקליטה, ההוסטלים ומקבצי הדיור, בצד שיפור התכניות לסיוע ארוך טווח בתשלומי שכר דירה לעולים שישכרו דירות בשוק הפרטי. כמו כן, המשרד ימשיך בצעדים למניעת ניצול לרעה של כספי הדיור הניתנים לעולים מצד גורמים לא אמינים בשוק התיווך.

- **חינוך והשכלה גבוהה**

המשרד ממשיך לסייע לתכניות לימודים לעולים בחינוך הלא פורמאלי, הן באופן ישיר והן באמצעות גופים נוספים. במסגרת זאת, המשרד ממשיך לקיים תכניות ללימוד השפה העברית מחוץ לאולפנים, בעיקר לאוכלוסיות הצעירים והקשישים. לצד תכניות אלו, המשרד מסייע לסטודנטים עולים באמצעות מלגות לשכר לימוד, מלגות קיום והלוואות וכן באמצעות לימוד השפה העברית, השפה האנגלית, שיעורי עזר וסעד נפשי.

- **קליטת צעירים וסיוע לחיילים עולים**

המשרד מטפל באוכלוסייה צעירה במספר תכניות ואף מפעיל תכניות ממוקדות צעירים, כגון מרכזי צעירים בנגב ובגליל. בנוסף, המשרד מסייע לעולים שהם חיילים בודדים, חיילים נשואים ועולות בודדות המשרתות בשירות הלאומי באמצעות סיוע כספי, ייעוץ והכוונה.

- **קליטת העולים מהקווקז, מבוכרה, מתימן ומאיראן**

המשרד מגבש תכניות עבודה המבוססות על הצרכים המיוחדים של אוכלוסיות ייחודיות על מנת לתת מענה הולם לנושא הקליטה של העולים מהאזורים האמורים.

משרד התרבות והספורט

הצעת תקציב משרד התרבות והספורט (ללא תקציב המטה המשותף לשני המשרדים) לשנות הכספים 2012-2011 מסתכמת בכ-778 מיליון ש"ח ובכ-832 מיליון ש"ח בהתאמה, מהם כ-774 מיליון ש"ח וכ-828 מיליון ש"ח בהתאמה בהוצאה נטו, וכ-4 מיליון ש"ח בכל אחת מהשנים בהוצאה מותנית בהכנסה. כמו כן, בכל אחת מהשנים תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-67 מיליון ש"ח.

הצעת תקציב המטה המשותף למשרד המדע והטכנולוגיה ולמשרד התרבות והספורט לשנות הכספים 2012-2011 מסתכמת בכ-56 מיליון ש"ח בכל אחת מהשנים.

משרד התרבות והספורט פועל לקביעת מדיניות ולקידום, חיזוק והקמת תשתית בשני התחומים העיקריים שבסמכותו: התרבות והספורט. בתחום התרבות — המשרד תומך במוסדות תרבות ואמנות, במפעלים ובאירועי תרבות, ביוצרים ובמבצעים, המהווים את התשתית לחיי התרבות והאמנות בישראל. בתחום הספורט — המשרד פועל לקידום, פיתוח וטיפוח הספורט והפעילות הגופנית בישראל, תוך סיוע לרשויות מקומיות, להתאחדויות, לאיגודים ולאגודות הספורט.

דגשים לשנות הכספים 2012-2011

- ביום 27 בנובמבר 2008 נחתם הסכם בין משרד התרבות והספורט, משרד האוצר ופורום מוסדות התרבות בישראל המעגן את תקציב מנהל התרבות לשנים 2011-2009. בהתאם להסכם האמור יעמוד תקציב התרבות לשנת הכספים 2011 על 466 מיליון ש"ח (לא כולל תקציבי הקולנוע וכן תקציבים ייעודים כגון: פיתוח בית התפוצות, חוק הספריות וכו'). כמו כן, במסגרת הסיכום התקציבי שנחתם בין משרד התרבות והספורט ומשרד האוצר התווספו לבסיס התקציב החל משנת 2009 ואילך 7 מיליון ש"ח עבור שימור אתרים ו-2 מיליון ש"ח עבור הספרייה לעיוורים.
- ביום 15 ביולי 2010 נחתם הסכם נוסף בין משרד התרבות והספורט, משרד האוצר ופורום מוסדות התרבות בישראל אשר מעגן את תקציב מנהל התרבות לשנים 2014-2012, לפיו תקציב התרבות יעלה בהדרגה בשנים האמורות. בהתאם, תקציב התרבות יעמוד על 475 מיליון ש"ח (כולל שימור אתרים וספריות לעיוורים) לשנת 2012; על 484 מיליון ש"ח בשנת 2013 ועל 493 מיליון ש"ח בשנת 2014. כמו כן, במהלך כל אחת משנות ההסכם תינתן תוספת לשיפוץ מוסדות תרבות: 5 מיליון ש"ח יינתנו ב-2012 ; 6 מיליון ש"ח ב-2013 ; ו-7 מיליון ש"ח ב-2014.
- חיזוק הפריפריה — במטרה לחזק את תשתיות התרבות בפריפריה ולשפר את נגישות תושבי הפריפריה לעשייה התרבותית, נכללה בהסכם מיום 15 ביולי 2010 תוספת תקציבית מיוחדת בסך 21 מיליון ש"ח לכל אחת מהשנים 2012-2011 אשר תשמש ליעדים אלו.
- תקציב הקולנוע — ביום 3 בפברואר 2009 נחתם הסכם בין משרד התרבות והספורט ומשרד האוצר. ההסכם מעגן את תקציב התמיכה בקולנוע לשנים 2013-2009, וכולל תוספת של 9 מיליון ש"ח לכל אחת מהשנים האמורות.

בהתאם להסכם האמור יעמוד תקציב התמיכה בקולנוע לכל אחת משנת הכספים 2012-2011 על 67 מיליון ש"ח בהרשאה להתחייב.

- חוק הספריות — תיקון מספר 3 לחוק הספריות הציבוריות, תשל"ה-1975 מיום 26 ביולי 2007 קובע כי השתתפות המדינה בהחזקתן ובניהולן של הספריות הציבוריות תהיה בשיעור 50% מסכום הבסיס. סכום הבסיס מוגדר כסכום הכולל של השתתפות אוצר המדינה והרשויות המקומיות בהחזקתן ובניהולן של הספריות הציבוריות בשנת 2006. הגידול בתקציב פרוס על פני שש שנים, והתוספת לשנים 2012-2011 עומדת על 11 מיליון ש"ח בכל שנה. לפיכך יעמוד תקציב הספריות בכל אחת מהשנים 2012-2011 על כ-62 מיליון ש"ח וכ-73 מיליון ש"ח בהתאמה.

- חוק המועצה הלאומית לספורט — הצעת חוק להקמת מועצה לאומית לספורט עומדת בימים אלו לפני הצבעה בקריאה שנייה ושלישית. מטרת הקמת המועצה היא ליצור גוף לאומי אחד שיהיה אחראי למדיניות אחידה לכלל הגופים השונים המתקצבים את הספורט בישראל — משרד התרבות והספורט, המועצה להסדר ההימורים בספורט, משרדי הממשלה השונים ומפעל הפיס (לעניין הקמת מתקני ספורט). בהתאם לסיכום התקציבי שנחתם בין משרד התרבות והספורט ומשרד האוצר ביום 15 ביולי 2010 יתווספו לבסיס תקציב מִנהל הספורט 21 מיליון ש"ח בכל אחת מהשנים 2013-2011. סיכום תקציבי זה הוא חלק ממתווה הקמת המועצה הלאומית לספורט ויישומו מותנה בהקמת המועצה הלאומית.

- בהמשך לחקיקת חוק הנהיגה הספורטיבית התשס"ו-2005, המשרד השלים בשנת 2010 את התקנת התקנות מתוקף החוק, דבר שיאפשר קיום אירועי ספורט מוטורי כבר בחודשים הקרובים.

- בהתאם לסיכום בין רשות העתיקות, משרד התרבות והספורט ומשרד האוצר יעמוד תקציבה הסטטוטורי של רשות העתיקות לכל אחת מן השנים 2012-2011 על 57 מיליון ש"ח. הסיכום התקציבי כולל ביצוע צעדי התייעלות מצד הרשות והתחייבות לעמוד במסגרות התקציב הקבועות לה.

הרשות לזכויות ניצולי השואה

הצעת תקציב הרשות לזכויות ניצולי השואה בשנים 2012-2011 (סעיף 25) מסתכמת בכ-2.9 מיליארד ש"ח בשנת 2011 ובכ-2.8 מיליארד ש"ח בשנת 2012.

הרשות לזכויות ניצולי השואה פועלת מכוח חוק נכי המלחמה בנאצים, תשי"ד-1954; חוק נכי רדיפות הנאצים, תשי"ז-1957; חוק ההטבות לניצולי שואה נזקקים התשס"ז-2007 ותיקונו בשנת 2008.

בחודש יולי 2010 עמד מספר הזכאים לתגמולים לפי חוק נכי רדיפות הנאצים על כ-54,990; מספר הזכאים לתגמולים לפי חוק נכי המלחמה בנאצים עמד על כ-6,450; מספר הזכאים להטבות לפי חוק ההטבות לניצולי השואה נזקקים ("חוק יורי שטרן") עמד על כ-6,655; מספר הזכאים להטבות לפי חוק ההטבות המורחב לשנת 2008 עמד על כ-21,070. בסך הכול הרשות לזכויות ניצולי השואה מעניקה תגמולים, הטבות ושירותים ליותר מ-89,000 ניצולי השואה.

בשנים האחרונות חל גידול ניכר במספר ניצולי השואה המטופלים על ידי הרשות לזכויות ניצולי השואה, כתוצאה מתיקוני חקיקה ופסיקות בתי המשפט שהעניקו זכאות לתגמולים והטבות שונות לניצולי השואה שלא היו זכאים לכך בעבר.

דגשים לשנות הכספים 2012-2011

- **יישום ועדת החקירה הממלכתית בנושא הסיוע לניצולי השואה (ועדת דורנר)**

דוח הוועדה קבע כי לתגמול הניתן לפי חוק נכי רדיפות הנאצים יש לתת תוספת בגובה הפער שבין התגמול שניצול השואה זכאי לו על פי החוק, לבין 75% מהרנטה הגרמנית לפי דרגת נכותו. על פי המלצת הוועדה, ביום 1 בספטמבר 2008 אישרה ועדת הכספים של הכנסת את צו העדכונים לתגמולים לנכי רדיפות הנאצים. יישום המלצה זו של הדוח הגדיל את בסיס ההוצאה בשנת 2011 בכ-375 מיליון ש"ח בהשוואה לבסיס ההוצאה בשנת 2008.

להלן השינויים בתגמול החודשי לנכים בעלי 25% נכות בעקבות יישום המלצות ועדת החקירה הממלכתית בנושא הסיוע לניצולי השואה:

	ינואר 2008	אוגוסט 2008 (עדכון בהתאם להמלצות ועדת החקירה, רטרואקטיבית מינואר 2008)	עדכון אפריל 2009 (רטרואקטיבית מינואר 2009)	עדכון אפריל 2010	סה"כ תוספת
סך הכול התגמול לנכה רדיפות 25%	1,100	1,662	1,882	*1,882	**782

* באפריל 2010 קבע שר האוצר שהתגמול לא יעודכן מטה למרות היחלשות היורו, ונכון להיום שווי התגמול הישראלי עומד על כ-85% מהרנטה הגרמנית (לפי שע"ח הנוכחי על התגמול לעמוד על כ-1,620 ש"ח).

** 782 ש"ח מהווים תוספת של כ-70% לתגמול.

- ## מימון תרופות לניצולי השואה

הצעת התקציב כוללת תקצוב שתי פעולות שבוצעו למען ניצולי השואה, על מנת לסייע להם בהוצאות הרפואיות:

מימון הוצאות רפואיות בגין המחלות המוכרות – הרשות לזכויות ניצולי השואה חתמה על הסכמים עם קופות החולים למימון מלא של תרופות לניצולי השואה בגין המחלות המוכרות להם על ידי הרשות לזכויות ניצולי השואה. עלות ההסכמים כ-17 מיליון ש"ח בשנה.

מתן הנחה ברכישת תרופות שבסל הבריאות – בנוסף למימון התרופות בגין המחלות המוכרות, נחתמו הסכמים עם קופות החולים המעניקים כ-50% הנחה לניצולי השואה בגין רכישת תרופות שבסל הבריאות, זאת בנוסף להנחות שהם זכאים להן מתוקף הסכמים אחרים. ההנחה האמורה ניתנת לכ-70,000 ניצולי השואה מהמעגל הראשון ובכלל זה ניצולים הזכאים לתגמולים לפי חוק נכי רדיפות ונכי המלחמה בנאצים, מקבלי קצבת קרן סעיף 2 וניצולים הזכאים לתגמולים לפי חוק ההטבות המורחב לניצולי השואה (2008). עלות ההסכמים היא כ-47 מיליון ש"ח בשנה.

ענפי המשק

קבוצת המשרדים הכלכליים כוללת את המשרדים הבאים: משרד התעשייה, המסחר והתעסוקה, משרד התיירות, משרד החקלאות ופיתוח הכפר, המשרד להגנת הסביבה, משרד התקשורת ומשרד המדע והטכנולוגיה. בנוסף קיימות תמיכות שונות לענפים אלה.

מאפייני התקציב

המשרדים הכלכליים פועלים לעידוד צמיחה בת-קיימא בענפי המשק השונים הן באמצעות ייזום וקידום רפורמות מבניות וענפיות, הסרת חסמים מנהליים ופתיחת 'צווארי בקבוק' שתכליתם שיפור כושר התחרות של המשק הישראלי והן באמצעות ניהול תקציב התמיכות למגזר העסקי, שנועד בעיקרו להשתתף בסיכונים ולפתור כשלי שוק שהסקטור העסקי עומד בפניהם. בנוסף, חלק מן המשרדים פועלים גם כרגולטור שתפקידו, בין השאר, להבטיח תחרות ענפית.

במסגרת הצעת התקציב לשנות הכספים 2012-2011 החליטה הממשלה בין היתר לקדם ולחזק את התעשייה עתירת הידע הישראלית, לעודד תנאים להיווצרותם של מקורות תעסוקה שיענו על צרכים כלכליים ארוכי טווח, תוך מתן עדיפות לאזורי הפריפריה, להגביר את התחרות בענף התקשורת ועוד.

סך התקציב למשרדים הכלכליים (כולל תמיכות) לשנות הכספים 2012-2011 עומד על 9.7 מיליארד ש"ח ו-10.1 מיליארד ש"ח בהתאמה, סכומים המהווים כ-3.6% מסך ההוצאה התקציבית.

הצעת תקציב המשרדים הכלכליים (כולל תקציבי הפיתוח) לשנות הכספים 2012-2011

במחירים שוטפים, במיליארדי ש"ח

שנה	2011	2012
משרד התעשייה, המסחר והתעסוקה (כולל תמיכות בענפי המשק)	4.2	4.3
משרד התיירות	0.4	0.4
משרד החקלאות	0.7	0.7
משרד התקשורת	0.1	0.1
המשרד להגנת הסביבה	0.3	0.3
משרד המדע והטכנולוגיה	0.1	0.1
תמיכות שונות	3.9	4.2
סך הכול	**9.7**	**10.1**

ענף התעשייה

ברבעון האחרון של שנת 2008 ובשנת 2009 חלה האטה ניכרת בצמיחת המשק כתוצאה ישירה מהמשבר הכלכלי העולמי. לאחר ארבע שנות התרחבות מהירה עלה התוצר המקומי הגולמי (תמ"ג) בכ-0.7% בלבד, וזאת לאחר עלייה של כ-4% בשנת 2008. בין השנים 2004-2008, עמדה הצמיחה בשיעור של מעל 5% בכל שנה. הירידה התלולה בקצב עליית התוצר החלה כבר במחצית השנייה של 2008, והתחזקה במחצית הראשונה של שנת 2009. עם זאת, סימני התאוששות במשק הישראלי ניכרים כבר במחצית השנייה של 2009 והם נתמכים גם על ידי נתוני הרבעון הראשון של שנת 2010 המבטאים גידול בתמ"ג של כ-3.6% בחישוב שנתי.

התוצר העסקי מהווה כ- 75% מהתוצר המקומי. מתוך התוצר העסקי, מהווה התוצר התעשייתי 22%, והשירותים והמסחר מהווים 54% נוספים. על כן יש לענפים אלו השפעה משמעותית על צמיחת המשק. המגזר העסקי הצטמצם מעט בשנת 2009 בכ- 0.2% בהשוואה לשנת 2008. ירידה זו באה לאחר גידול של כ- 4.5% בתמ"ג העסקי בשנת 2008, וכן לאחר מספר שנים של עלייה בקצב שנתי גדול יותר — בין 6.2% ל-6.4%.

בחודשים ינואר עד אפריל בשנת 2010 עלה הייצור התעשייתי בשיעור של כ-7.1% לעומת ארבעת החודשים הראשונים אשתקד. הגידול ביצור חל בכל ארבעת קבוצות הטכנולוגיה, אך בקבוצת הטכנולוגיה המעורבת מסורתית חלה עלייה ניכרת בשיעור של 14.2%.

השינוי המבני המשמעותי שמובילה הממשלה בתחום התעשייה, בהחלטתה מספר 1991 מיום 15 ביולי 2010, הוא תיקון החוק לעידוד השקעות הון במטרה להגביר את התחרותיות של התעשייה הישראלית ביחס לעולם, את ההעדפה הניתנת לפריפריה ואת הוודאות של המשקיעים ולשפר את פריון העבודה של המועסקים. השינויים המוצעים בחוק כוללים את ביטול מסלול הטבות המס במתכונתו הנוכחית וקביעת שיעורי מס חברות מופחתים שיחולו באופן אחיד על כלל ההכנסות של מפעל מוטב העומד בתנאים הקבועים בחוק, ביטול הטבות שאינן משרתות את מטרות החוק והסמכת מינהלת מרכז השקעות לקבוע מסלולי מענקים חדשים לעידוד חדשנות.

ענף התיירות

החל משנת 2003 חלה התאוששות בתיירות הנכנסת לישראל לאחר המשבר שפקד את הענף משנת 2000, כתוצאה מהאירועים הביטחוניים בארץ. התאוששות זו נבלמה חלקית ולפרק זמן מוגבל כתוצאה מהמלחמה אשר פרצה בקיץ 2006. בשנה זו הסתכם מספר התיירים בכ-1.83 מיליון. בשנת 2007 שב הענף והתאושש ובשנת 2008 נכנסו לישראל כ-3 מיליון תיירים, גידול חד של 63% בהשוואה לשנת 2006. בשנת 2009 נרשמה ירידה בתנועת התיירות בעקבות מבצע "עופרת יצוקה" ותנועת התיירים בה הסתכמה בכ- 2.7 מיליון תיירים. בארבעת החודשים הראשונים של שנת 2010 נכנסו לישראל 1.06 מיליון תיירים - גידול של 44% בהשוואה לתקופה המקבילה אשתקד וגידול של 13% ביחס לתקופה המקבילה בשנת 2008 (שנת השיא בתיירות). במקביל, נשמרת תנועה ערה של תיירות פנים בשנים האחרונות והיא מסתכמת בכ-12 מיליון לינות בשנה, מתוך סך לינות בבתי מלון רשומים של כ- 20 מיליון לינות.

ענף החקלאות

החקלאות הישראלית נמצאת בתהליך פיתוח מתמיד. עם השנים, שיטות גידול משוכללות וטכנולוגיות גידול חדישות תורמות לעלייה בכמות התוצרת ובמגוון הגידולים החקלאיים. עם זאת, החקלאות הפכה מענף מוביל במשק בשנותיה הראשונות של המדינה, לענף קטן יחסית, המהווה פחות מ-2% מתוצר המדינה כיום.

ערך הייצור החקלאי הטרי, במונחי פדיון ליצרן, עמד בשנת 2009 על סך של 25.6 מיליארד ש"ח וזאת לעומת 25.8 מיליארד ש"ח בשנת 2008. הירידה בערך הייצור בשנת 2009 נבעה מעלייה כמותית של 2.8% ומירידת מחיר ריאלית של 3.5%. חלקם של ענפי הצומח בסך הייצור החקלאי עלה ל-60.8% לעומת 58.3% אשתקד, ואילו חלקם של ענפי בעלי החיים ירד ל-39.2% לעומת 41.7% אשתקד. ערך הייצוא החקלאי הטרי עמד בשנת 2009 על סך של 4.8 מיליארד ש"ח לעומת 4.5 מיליארד ש"ח בשנת 2008. התפתחות זו נובעת מעלייה כמותית של 7.7% שלוותה בירידת מחירים ריאלית של 0.5%. לאור השינוי האמור, משקל הייצוא בפדיון הענף עלה מ-17.8% בשנת 2008 ל-18.8% בשנת 2009. מספר המועסקים בענף עמד בשנת 2009 על 64,900 עובדים בענף החקלאות, לפי הפירוט הבא: 13,800 חקלאים עצמאיים ו- 51,100 עובדים שכירים, מתוכם 22,800 עובדים זרים.

בין השינויים המבניים שהממשלה מובילה בענף החקלאות, ניתן לציין את החלטת ממשלה מספר 1855 מיום 24 ביוני 2007 והחלטה מספר 2083 מיום 15 ביולי 2010 בנושא עידוד ההתייעלות במשק הייצור והשיווק בענף ביצי המאכל; את החלטת ממשלה מספר 147 מיום 12 במאי 2009 לצמצום מספר העובדים הזרים בענף החקלאות בשנים 2009-2015; ואת הצעת החוק הממשלתית לפיקוח על ייצור הצמח ושיווקו, אשר אושרה בוועדת שרים לחקיקה ביום 7 במארס 2010 והוגשה לכנסת ביום 9 ביוני 2010.

ענף התקשורת

הכנסות ענף התקשורת בשנת 2008 הגיעו לכ-29 מיליארד ש"ח (בניכוי תשלומי קישוריות). בשנת 2007 הועסקו בענף התקשורת כ-41.6 אלף עובדים (על פי נתוני הלמ"ס). להתפתחות שוק התקשורת ישנה השפעה גדולה על התפתחות המשק. תשתית תקשורת מתקדמת ושירותי תקשורת מגוונים בפריסה גיאוגרפית רחבה הם תנאי הכרחי להבטחת המשך הצמיחה, לשיפור כושר התחרות של המשק הישראלי בעולם ולשיפור השירותים הניתנים במשק. ההוצאה המשפחתית החודשית של משק בית עמדה בשנת 2008 על כ-12,342 ש"ח, מתוכם כ-5.5% היו על שירותי תקשורת.

בשנים האחרונות הפך תחום הסלולר למשמעותי בענף התקשורת. הכנסותיו הם כ-56% מעוגת ההכנסות בסך הענף. בשנים האחרונות חלה האטה ברמת התחרות בתחום, בעיקר במגזר הביתי.

תחום מרכזי נוסף הוא תחום האינטרנט אשר היקף ההכנסות בו צמח באופן המשמעותי ביותר בשנת 2008, בהגיעו לכ-10% מהכנסות הענף. קיומן של רשתות גישה נייחות רחבות פס בקצבים גבוהים המהוות פלטפורמה לשירותי האינטרנט, נתפסות בעולם כתנאי הכרחי להתפתחות כלכלית ולקידום כושר התחרות.

בהמשך להמלצות ועדת גרונאו ועבודת מטה נוספת שבוצעה על ידי משרדי התקשורת והאוצר, בכוונת משרד התקשורת לפעול בשנים 2012-2011 להרחבת התחרות בתחום הסלולר ולהגברת התחרות בתחום הגישה רחבת הפס לאינטרנט על בסיס תשתיות גישה מתקדמות.

לצורך קידום נושאים אלו, קיבלה הממשלה בחודש יולי 2010, שורה של החלטות שמטרתן להגביר את התחרות בענף הסלולר. הגברת התחרות תיעשה בעיקר בארבעה מישורים מרכזיים: הכנסת מפעיל נוסף בעל תשתית, הכנסת מפעילים וירטואליים, הכנסת מפעילים הפועלים על גבי רשת האינטרנט והסרת חסמי מעבר.

עוד קיבלה הממשלה החלטה בנוגע להרחבת היצע תשתיות פס רחב על ידי מתן אפשרות לחברה בבעלות חלקית של חברת החשמל לישראל להציע שירותי תשתית פס רחב על בסיס סיבים אופטיים לבתים (FTTH), זאת במסגרת הפרדה מבנית מלאה ותנאים נוספים שנקבעו בהחלטת הממשלה שהתקבלה לעניין זה.

משרד התעשייה, המסחר והתעסוקה

הצעת תקציב משרד התעשייה, המסחר והתעסוקה לשנות הכספים 2011-2012 (סעיפים 36, 38 ו-76) מסתכמת בכ-4.74 מיליארד ש"ח ובכ-4.86 מיליארד ש"ח בהתאמה, מתוכם כ-4.16 מיליארד ש"ח וכ-4.28 מיליארד ש"ח בהתאמה בהוצאה נטו, וכ-574 מיליון ש"ח וכ-573 מיליון ש"ח בהתאמה בהוצאה מותנית בהכנסה. כמו כן, בכל אחת מהשנים תועמד לרשות המשרד הרשאה להתחייב בסך של כ-1.6 מיליארד ש"ח.

משרד התעשייה, המסחר והתעסוקה מופקד על יישום מדיניות הממשלה לקידום שוק העבודה וענפי התעשייה והמסחר. המשרד פועל באמצעים תקציביים, מנהליים ותחיקתיים לצורך מימוש יעדיו המרכזיים כמפורט להלן:

- הגברת הצמיחה ויכולת ההתמודדות עם מצבים משתנים בכלכלה, באמצעות קידום המחקר והפיתוח התעשייתי, ככלי לפיתוח תעשייה עתירת ידע, בעלת ערך מוסף גבוה וכושר תחרות בעידן הכלכלה הגלובלית, אשר תניב תשואה הולמת להשקעותיו של המשק במחקר.
- שיפור כושר התחרות של המשק הישראלי וקידום הפעילות הכלכלית הבין-לאומית של ישראל תוך התמקדות בתחום סחר החוץ, על מנת להבטיח צמיחה המבוססת על סחר חופשי ושיתוף פעולה כלכלי בין ישראל למדינות אחרות.
- שמירה על זכויות הצרכנים ועידוד מודעות צרכנית, שמירה על כללי מסחר הוגנים והגברת רמת התחרות במשק.
- יצירת התנאים להיווצרותם של מקומות עבודה שמקורם בצרכים כלכליים ועסקיים יציבים וארוכי טווח תוך מתן עדיפות לאזורי הפריפריה וליישובים שבהם שיעור ההשתתפות בכוח העבודה האזרחי נמוך. זאת, מתוך כוונה לפעול להקטנת הפערים הכלכליים בין המרכז לפריפריה ולצמצום העוני באמצעות עידוד תעסוקה והגדלת שיעור ההשתתפות בכוח העבודה האזרחי.
- הגדלת שיעור ההשתתפות בכוח העבודה ובשיעור התעסוקה של כלל האוכלוסייה, לרבות אוכלוסיות ייעודיות, כגון: מקבלי הבטחת הכנסה, חרדים, בני מיעוטים, הורים יחידים, נכים ואנשים עם מוגבלות.
- פיתוח מערכות חינוך והכשרה טכנולוגית מגוונת ופיתוח הון אנושי במטרה להגדיל את התשתית האנושית על פי צורכי התעשייה והמשק.
- צמצום מספר העובדים הזרים, השוואת עלות העסקתם לזו של ישראלים ועידוד החלפתם בעובדים ישראלים.
- הסדרה ואכיפה של חוקי העבודה והגנה על זכויות העובד ושמירה על בטיחותו, הן לגבי עובד ישראלי והן לגבי עובד זר.

דגשים לשנות הכספים 2012-2011

- **קידום וחיזוק התעשייה עתירת הידע הישראלית**

ביום 15 ביולי 2010 אושרו החלטות ממשלה שמספרן 1990-1986 במטרה לקדם את התעשייה עתירת הידע הישראלית. החלטות אלו כללו בין היתר תכנית לחיזוק הקשר בין האקדמיה לתעשייה; תמריצי מִסוי לעידוד השקעות פרטיות בשלבים מוקדמים בחברות מחקר ופיתוח ולהשבת מדענים לאקדמיה; עידוד משקיעים מוסדיים להשקעה בקרנות הון סיכון; שינויי חקיקה של החוק לעידוד מחקר ופיתוח בתעשייה התשמ"ד-1984, במטרה לעדכנו בהתאם למצב התעשייה העכשווי; מתן תמריצי מיסוי לשם ביסוס והצמחה של חברות גדולות בתעשייה עתירת הידע הישראלית; וכן עדכון והוספה של מסלולים לפעילות המדען הראשי. כחלק מהתכנית הוחלט לבצע כאמור מספר שינויים בתחום המיסוי במטרה לעודד ולקדם את התעשייה עתירת הידע. כמו כן הוגדל תקציב משרד המדען הראשי במטרה לחזק תכניות קיימות למחקר ופיתוח וכן הוחלט על הרחבת פעילותו והפעלת שני מסלולים חדשים החל משנת 2011 – מסלול לתמיכה במחקר בסיסי בעל פוטנציאל קליטה בתעשייה הישראלית ומסלול לעידוד הקמה של מרכזי מחקר ופיתוח לתעשייה הפיננסית הבין-לאומית.

- **החוק לעידוד השקעות הון**

בהתאם להחלטת הממשלה 1991 מיום 15 ביולי 2010, יתוקן החוק לעידוד השקעות לשם הגברת האפקטיביות שלו ככלי לחיזוק היתרונות התחרותיים של התעשייה הישראלית, ככלי לחיזוק הפריפריה ובמטרה לפשט את מנגנוני הענקת ההטבות הניתנות מכוח החוק.

המטרות העיקריות לשינוי הן:

חיזוק היתרונות התחרותיים של התעשייה בישראל – שיעורי המס המוצעים הם מהנמוכים בעולם. כמו כן ניתנת למִנהלת מרכז ההשקעות הסמכות לקבוע מסלולי מענקים נוספים לעידוד החדשנות וההשקעה בהון האנושי;

חיזוק הפריפריה – הגדלת היקף ההטבות לתעשייה בפריפריה (מענקים והטבות מס) על חשבון הטבות מהמרכז וביטול עיוותים הקיימים בחוק. הדבר נעשה על ידי יצירת פער משמעותי בין שיעור המס המוטב באזור פיתוח א' לשיעור המס המוטב בשאר אזורי הארץ. כמו כן נקבע כי מענקי השקעות מכוח החוק יינתנו רק למפעלים באזורי פיתוח א'.

ביטול עיוותים – הפסקת ההטבות לחברות כרייה ולחברות ממשלתיות שמיקום פעילותן נקבע משיקולים שאינם מושפעים מתמריצי מיקום אלא ממיקום המחצבים (במקרה של חברות כרייה) או משיקולים של הממשלה (במקרה של חברות ממשלתיות).

פישוט מנגנוני החוק והגברת רמת הוודאות של המשקיעים — ודאות היא משתנה משמעותי בקבלת ההחלטה על ביצוע השקעות. התיקון לחוק קובע שיעורי מס חברות מופחתים שיחולו באופן אחיד על כלל ההכנסות של מפעל מוטב העומד בתנאים הקבועים בחוק. בכך מושג גם פישוט של מנגנון קבלת ההטבות מכוח החוק.

- **הממונה על היטלי הסחר**

בהתאם להחלטת ממשלה 1993 מיום 15 ביולי 2010, יתוקן חוק היטלי הסחר ואמצעי ההגנה, כך שלשיקולים ששוקל הממונה על ההיטלים לשם קביעת ערובה זמנית, יתווסף שיקול הפגיעה בשווקים הרלוונטיים בישראל. בנוסף, הממונה יידרש לקבל את אישור המנהל הכללי של משרד התמ"ת, וזה יחויב לקיים התייעצות עם הממונה על התקציבים במשרד האוצר בטרם יטיל ערובה זמנית.

- **עסקים קטנים ובינוניים**

בהתאם להחלטת ממשלה מספר 2190 מיום 12 באוגוסט 2007, הוקמה במשרד התמ"ת בשנת 2010 הסוכנות לעסקים קטנים ובינוניים כגוף המאחד את פעילות מִנהל המימון והרשות לעסקים קטנים. הסוכנות מפעילה את כל הכלים ואת מערך התמיכה בעסקים קטנים ובינוניים באמצעות גורמים חוץ-ממשלתיים המתמחים בתחום. בשנת 2010 תשלים הסוכנות בחינה כוללת של החסמים והאתגרים העומדים בפני עסקים קטנים ובינוניים בישראל, על מנת לשפר ולתקן את כלי התמיכה הקיימים וליצור כלי תמיכה נוספים. בשנת 2011 צפויה הסוכנות להתחיל ליישם את מסקנות הבחינה.

- **גיבוש והפעלה של תכניות לעידוד התעסוקה**

במטרה לעמוד ביעדי התעסוקה ארוכי הטווח שנקבעו בהחלטת ממשלה מספר 1994 מיום 15 ביולי 2010, ובמטרה למצות את פוטנציאל הצמיחה, יופעלו בין היתר התכניות הבאות:

- יישום החלטה מספר 2002 מיום 15 ביולי 2010, שעניינה הפעלת תכנית ארצית לשילוב מקבלי גמלאות בעבודה, והיערכות לפריסת התכנית בשנת 2011. לאור תוצאותיה של התכנית בשילוב מקבלי הגמלאות בעבודה והמלצות ארגון ה-OECD על פריסה ארצית של תכנית הניסוי "אורות לתעסוקה" ובהמשך להמלצתה של ועדת אקשטיין לתעסוקה בדבר ההכרח ביישומה של תכנית ארצית במתווה תכנית הניסוי ולקחיה, החליטה הממשלה על הפעלה ארצית של תכנית לשילוב מקבלי גמלאות בעבודה.
- הרחבת פתרונות סבסוד השהייה של ילדים במסגרות חינוכיות ככלי לעידוד ולהסרה של חסמים ליציאת נשים לעבודה, לרבות הרחבה ניכרת של התכנית לסבסוד צהרונים וגיבוש והתאמה של הקריטריונים לסבסוד המעונות, במטרה להגדיל את תעסוקת שני בני הזוג.
- שינוי דפוסי ההתייצבות של דורשי העבודה בלשכות התעסוקה באמצעות הגברת התדירות של דרישת ההתייצבות.
- ייעול מערך ההכשרה המקצועית באמצעות קביעת הדרישה להשמה לקורסים המתוקצבים או הנערכים על ידי האגף להכשרה מקצועית; מיקוד ההכשרה המקצועית הנערכת במרכזים הממשלתיים במקצועות עתירי תשתית;

משרד התיירות

הצעת התקציב הרגיל של משרד התיירות בשנים 2012-2011 (סעיף 37) מסתכמת בכ-378 מיליון ש"ח בהוצאה נטו בשנת 2011 ובכ-380 מיליון ש"ח בשנת 2012, מזה כ-8.7 מיליון ש"ח בהוצאה מותנית בהכנסה בכל אחת מהשנים וכ-16 מיליון ש"ח בהרשאה להתחייב בכל אחת מהשנים.

הצעת תקציב הפיתוח של משרד התיירות מסתכמת בכ-72 מיליון ש"ח בהוצאה בשנת 2011, בכ-88 מיליון ש"ח ב-2012, ובכ-53 מיליון ש"ח בהרשאה להתחייב בכל אחת מהשנים.

נתוני התיירות הנכנסת לישראל נמצאים במגמה כללית של עלייה, למעט ירידות המושפעת בעיקר מן המצב הביטחוני. לאחר המשבר שפקד את הענף משנת 2000, כתוצאה מהאירועים הביטחוניים בארץ, החלה התאוששות בתיירות הנכנסת לישראל החל משנת 2003. התאוששות זו נבלמה חלקית מקיץ 2006 ועד לרבעון הראשון של 2007 עקב מלחמת לבנון השנייה, אך לאחר מכן נמשכה ההתאוששות. מגמה חיובית זו התגברה במהלך שנת 2008, ועד סופה נכנסו לישראל כ-3 מיליון תיירים, גידול חד של כ-32% בהשוואה לשנה הקודמת. מספר התיירים הנכנסים בשנת 2009 ירד בכ-10% ועמד על כ-2.7 מיליון תיירים, בעיקר בשל המשבר הכלכלי העולמי ומבצע "עופרת יצוקה". נתוני המחצית הראשונה של שנת 2010 מעידים על מגמת התאוששות בתיירות הנכנסת לישראל. עד ליוני 2010 נכנסו לישראל כ-1.6 מיליון תיירים, גידול של כ-39% ביחס לתקופה המקבילה אשתקד.

יעדי משרד התיירות

תחום השיווק – המשרד ירחיב ויעמיק את פעילות השיווק של ישראל ואת ביסוס מעמדה כיעד תיירותי בקרב הקהלים השונים במדינות אשר זוהו כבעלות פוטנציאל לגידול בהיקף התיירות הנכנסת לישראל.

תחום שיפור המוצר התיירותי – המשרד יפעל לשיפור איכות השירות והמוצר התיירותי תוך התאמתו והתאמת המשק לקליטת תנועת התיירות המתגברת. כמו כן, המשרד יפעל לקדם את הכשרת כוח האדם בתעשיית התיירות.

תחום השקעות ההון – המשרד יפעל להגדלת היצע חדרי האכסון המלונאי באמצעות השבת חדרים לשימוש מלונאי, תכנון ושיווק מגרשים וכן מתן מענקים לבניית חדרי מלון חדשים ברחבי הארץ בהתאם לחוק לעידוד השקעות הון התשי"ט-1959. עד שנת 2009 ניתנו המענקים על ידי מִנהלת מרכז ההשקעות במשרד התעשייה, המסחר והתעסוקה, אך בשנת 2010 עברה פעילות מִנהלת ההשקעות בתחום התיירות למשרד עצמו.

תקציב פיתוח תשתיות תיירותיות – בתחום זה יתמקד המשרד בשדרוג ופיתוח מרכזים של ערי התיירות. על פי החלטת הממשלה מספר 3966 מיום 24 באוגוסט 2008, המשרד ישקיע אמצעים לפיתוח תשתיות תיירותיות באזורי הפריפריה, בעיקר במוקדי התיירות העיקריים, כגון: טבריה, סובב כנרת, צפת ומצפה רמון. כמו כן, המשרד יפעל

לפיתוח תשתיות תיירותיות באזור הנגב ובמגזרי המיעוטים וכן באזורים אחרים שהוחלט כי הם בעלי פוטנציאל להוות מוקדי תיירות נכנסת בישראל.

הגנות ים המלח – בהתאם להחלטת ועדת השרים לענייני חברה וכלכלה מספר חכ/108 מיום 29 ביולי 2004, מקדם המשרד את פתרון הקבע להגנות החופים בים המלח. המשרד פועל באמצעות החברה הממשלתית להגנות ים המלח בעירבון מוגבל, שהוקמה במיוחד לצורך כך. המשרד החל בביצוע הגנות שלב הביניים ובאותה העת נבחנות חלופות לפתרון ארוך טווח לטיפול בעליית מפלס בריכה 5 ובהן קציר המלח בבריכה, בניית לגונה וחלופת פינוי של חלק מבתי המלון.

משרד החקלאות ופיתוח הכפר

הצעת תקציב משרד החקלאות ופיתוח הכפר לשנות הכספים 2012-2011 (סעיפים 33 ו-3202) מסתכמת בכ-1.2 מיליארד ש"ח ובכ-1.21 מיליארד ש"ח בהתאמה, מהם כ-979 מיליון ש"ח וכ-993 מיליון ש"ח בהתאמה בהוצאה נטו, וכ-217 מיליון ש"ח וכ-217 מיליון ש"ח בהתאמה בהוצאה מותנית בהכנסה. בשנים 2012-2011 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-351 מיליון ש"ח וכ-368 מיליון ש"ח בהתאמה.

הצעת תקציב משרד החקלאות ופיתוח הכפר לשנות הכספים 2012-2011 (סעיף 33) מסתכמת בכ-900 מיליון ש"ח וכ-919 מיליון ש"ח בהתאמה, מהם כ-683 מיליון ש"ח וכ-702 מיליון ש"ח בהתאמה בהוצאה נטו, וכ-217 מיליון ש"ח וכ-217 מיליון ש"ח בהתאמה בהוצאה מותנית בהכנסה. בשנים 2012-2011 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-337 מיליון ש"ח וכ-354 מיליון ש"ח בהתאמה.

הצעת תקציב התמיכות בייצור החקלאי לשנות הכספים 2012-2011 (סעיף 3202) מסתכמת בכ-296 מיליון ש"ח וכ-291 מיליון ש"ח בהתאמה, מהם כ-296 מיליון ש"ח בשנת 2011 וכ-291 מיליון ש"ח בשנת 2012 בהוצאה נטו. כמו כן, בשנים 2012-2011 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-14 מיליון ש"ח.

משרד החקלאות ופיתוח הכפר אחראי מטעם הממשלה על החקלאות ועל המרחב הכפרי בישראל. בין פעילויותיו העיקריות של המשרד ניתן למנות: תכנון והמלצה להקצאות של גורמי ייצור חקלאיים המצויים במחסור, כגון: קרקע, מים ועובדים זרים ופלשתינאים; הקצאת תמיכות במגוון נושאים, כגון: סובסידיות לפי חוק הגליל, שימור הקרקע, קידום הייצוא, הדברה, ביטוח ועוד; קידום רפורמות וחקיקה; תכנון פרוגראמות להתיישבות המתוכננת ופרויקטים חקלאיים במסגרת ההתיישבות הקיימת; יישום הסכמי הסחר של ישראל; מתן שירותים ופיקוח בתחומי הווטרינריה והגנת הצומח; מתן שירותי הדרכה ופיתוח מקצועי; וקידום המחקר החקלאי בישראל הן באמצעות המדען הראשי והן באמצעות מינהל המחקר החקלאי.

דגשים לשנות הכספים 2012-2011

- **מעורבות הממשלה בתחום החקלאות**

פעילות הממשלה בתחום החקלאות מאופיינת ברמת מעורבות גבוהה בהשוואה לענפי המשק האחרים. המעורבות הממשלתית נחלקת לשני סוגים עיקריים: מעורבות ממשלתית ישירה באמצעות הקצאת מקורות מתקציב המדינה ומעורבות עקיפה, הכרוכה בעלות למשק הלאומי. המעורבות הממשלתית הישירה קיימת בכל שלבי הייצור החקלאי והיא כוללת, בין היתר, הקצאת תקציב לנושאים הבאים: סבסוד הון, סבסוד ביטוח חקלאי ומתן כיסוי מפני סיכוני אסון טבע; מתן שירותי הדרכה חקלאית, שירותים וטרינריים, שירותים בתחום הגנת הצומח ופעולות אחרות. מעורבות

הממשלה העקיפה כוללת, בין היתר, סבסוד תשומות המים, מניעת ייבוא על ידי מכסים גבוהים, העסקתם של עובדים זרים שעלותם למעסיק נמוכה באופן יחסי מעלות העסקת עובדים ישראלים, תכנון בענפי החלב וההטלה וקרנות אשראי בערבות המדינה.

- **עידוד ההתייעלות במשק הייצור והשיווק בענף ביצי המאכל**

על מנת לשנות את התנאים התברואתיים בלולי ההטלה וכדי לשפר את איכות הביצים המגיעות לצרכן תוך הפחתת המחיר לביצה, אישרה הממשלה בהחלטה מספר 1855 מיום 24 ביוני 2007 ובהחלטה מספר 2083 מיום 15 ביולי 2010, תכנית לעידוד ההתייעלות במשק הייצור והשיווק בענף ביצי המאכל. התכנית כוללת מתן מענקי השקעות הון בסך 280 מיליון ש"ח והקצאת סך של 60 מיליון ש"ח לשם מימון הפעולות הנדרשות להכשרת קרקע ולביצוע תשתיות באתרים שאליהם יועתקו הלולים. במהלך שנת 2010 מתוכננות להתבצע עבודות התשתית הראשונות ברפורמה בשני יישובים בצפון. במהלך השנים 2012-2011 צפויה הרפורמה להתקדם משמעותית.

- **צמצום מספר העובדים הזרים בענף החקלאות**

בהחלטת ממשלה מספר 147 מיום 12 במאי 2009, הוחלט לאמץ את מסמך העקרונות שנחתם בין התאחדות חקלאי ישראל, משרד החקלאות ופיתוח הכפר ומשרד האוצר בנושא עובדים זרים בענף החקלאות בישראל. מסמך זה קובע מתווה הפחתה למכסת העובדים הזרים בין השנים 2015-2009, בחינה עתידית משותפת של העסקת חלק מהעובדים הזרים בענף החקלאות במתכונת עונתית וכן תמיכה ממשלתית במחקר ופיתוח של טכנולוגיות, מיכון ותהליכי ייצור לחיסכון בידיים עובדות והטמעתם בשטח. לצורך כך הוקצו כ-280 מיליון ש"ח בפריסה רב-שנתית. כן קובע המסמך הקצאה של 45 מיליון ש"ח עבור תמריצים להעסקת עובדים ישראלים במהלך שנות הסיכום. לאור האמור, מכסת העובדים הזרים שיועסקו בחקלאות בשנים 2012-2011 תעמוד על 24,500 ו-23,000 בהתאמה, ותעמוד על 18,900 עובדים זרים בשנת 2015.

- **אימוץ תקינה חקלאית לתוצרת חקלאית טרייה**

ביום 1 באוגוסט 2007 אישר הקבינט החברתי-כלכלי לקבוע בחוק אמות מידה מחייבות לעניין גידול, ייצור, טיפול ושיווק תוצרת חקלאית בהתאם לסטנדרטים של איכות, גודל, משקל, בטיחות או כל מאפיין אחר, כך ששיווק התוצרת החקלאית לפי תקני איכות יבטיח לצרכנים מחירים המשתנים בהתאם לאיכות התוצרת. הצעת חוק ממשלתית בנושא אושרה בוועדת שרים לחקיקה ביום 7 במארס 2010 והוגשה לכנסת ביום 9 ביוני 2010.

- **ייעול התמיכות בענף החקלאות**

בשנה האחרונה בחן צוות מקצועי של ארגון ה-OECD את מעורבות ממשלת ישראל בענף החקלאות, בהשוואה למדינות אחרות החברות בארגון. בדוח המסכם נטען כי הרכב התמיכות בישראל בולט בכך שהוא יוצר עיוותים בשיקולי הייצור הכלכליים בענף. כך למשל, נטען כי אחוז גבוה במיוחד מהתמיכות הניתנות לחקלאים בישראל קשור

לסוג הגידול המיוצר (כגון: מכסות ייצור, מחירים מובטחים, מחירים מפוקחים ומכסי מגן) או לתשומות הנדרשות לייצור (כגון: מענקי השקעות, תעסוקת עובדים זרים, סבסוד של תשומות המים והקרקע לחקלאות). עוד עלה מממצאי הדוח כי חלק הארי של התמיכות בחקלאות נובע מתמיכות עקיפות ובראשן שיעורי המכס המשמעותיים הקיימים על תוצרת חקלאית טרייה. במסקנות הדוח המליץ הארגון לבחון את האפשרות לשנות את הרכב התמיכות בחקלאות, כך שהתמיכות תהיינה יעילות יותר ומעוותות פחות.

לאור ממצאי הדוח ומתוך רצון לבחון את תרומתן ומידת יעילותן של התמיכות הניתנות כיום להשגת יעדי המדיניות של ענף החקלאות (אספקה של תוצרת חקלאית; תועלות אקולוגיות ופריסת התיישבות כפי שהוגדרו בצו לעידוד השקעות הון בחקלאות (קביעת תחומי אזורי פיתוח א' ו-ב' (הוראת שעה), התשס"ט-2009), הוקם צוות משותף להתאחדות חקלאי ישראל, משרד החקלאות ואגף התקציבים במשרד האוצר, למיפוי ולבחינת התמיכות כאמור. הצוות צפוי להגיש המלצות בדבר הרכב התמיכות הנכון במהלך שנת 2011.

- **חקלאות בת קיימא**

יעד מרכזי של משרד החקלאות ופיתוח הכפר לשנים הבאות הוא עידוד חקלאות בעלת תועלות אקולוגיות. פעילויות המשרד בנושא זה כוללות בין היתר: תמיכה בשמירה על שטחים פתוחים באמצעות פיתוח שטחי מרעה והשתתפות בביטוח הכנסה לגידולי בעל; עידוד ניצול של מי קולחין ומים מליחים; תמיכות בעיבוד משמר קרקע וייעוד מענקי השקעות לנושאים של חקלאות מקיימת; הפחתת השימוש בחומרי הדברה; והתאמת ממשקי הייצור בענפי החי לדרישות הסביבה.

יחידות נלוות למשרד החקלאות

מִנהלת הסדר המושבים

בחודש מארס 1992 התקבל בכנסת חוק אשר קבע כיצד יש להסדיר את חובותיו של המגזר החקלאי. מכוח החוק מונו משקמים אשר בסמכותם לקבוע את היקף החוב שייפרע ואת אופן הפירעון. לצורך יישום החוק הוקמה מִנהלת הסדרים למגזר החקלאי, אשר פועל מכוח החוק ותקנותיו. המנהלה מונה כיום 20 עובדים, המהווים מסגרת מנהלית וארגונית לפעולת המשקמים.

היקף החוב המטופל, על פי דרישות החוב שהתקבלו ולאחר ההפחתה כחוק, עומד על כ-3.8 מיליארד ש"ח בערכי סוף שנת 1991, שהם כ-17.4 מיליארד ש"ח בערכי סוף שנת 2009. עד לסוף שנת 2009, הוסדרו בפועל חובות של 100% מכלל האגודות שבטיפול ו-97.9% מכלל התיקים הפרטניים שבטיפול. יחד עם זאת, חלק מהאגודות והמשקים הפרטיים נמצאים עדיין בתהליך הפירעון ונתקלים בקשיי ביצוע.

החטיבה להתיישבות

פעילות החטיבה להתיישבות מבוססת על הסכם המסגרת שנחתם בין הממשלה להסתדרות הציונית העולמית בשנת 2000. הסכם זה מגדיר את תחומי הפעולה של החטיבה להתיישבות, את הכללים לפעילותה ואת היחסים בינה ובין הממשלה. במסגרת החלטת ממשלה מספר 2069 מיום 22 ביולי 2007, הוחלט כי תוקם ועדת שרים להתיישבות שתתווה את המדיניות בנושא ההתיישבות וכי השר הממונה על החטיבה להתיישבות יהיה שר החקלאות ופיתוח הכפר, אשר יאשר את תכנית העבודה של החטיבה, יפקח על פעולותיה ויפעל עם שר האוצר לקביעת תקציבה. החטיבה להתיישבות מתוקצבת בתחום פעולה נפרד בתקציב משרד החקלאות ולמעשה כל תקציבה, מקורו בתקציב המדינה.

החטיבה מטפלת ב-577 יישובים, ומספר בתי האב הנמצאים ביישובים שבטיפול החטיבה מוערך בכ-60,000. בין פעולותיה העיקריות של החטיבה להתיישבות ניתן למנות: סיוע בתכנון ובפיתוח אזורי, בהקמת יישובים ופיתוחם ובפעולות חברה וקליטה ביישובים הקיימים; סיוע למתיישבים בנושאי חקלאות, תיירות ותעשייה; ופיתוח מערכות תומכות, כגון: מנהלות תיירות, מרכז טיפוח יזמות (מט"י) ומרכז קידום עסקים קטנים (מס"ק), פארקי תעשיות, חממות טכנולוגיות ויחידות מו"פ באזורי הפריפריה.

בנוסף, החטיבה להתיישבות מבצעת פרויקטים מיוחדים על פי החלטות ממשלת ישראל, כגון: פעולות להתיישבות חלופית למפוני רצועת עזה, הקמת כפרי סטודנטים ועוד.

משרד התקשורת

הצעת תקציב משרד התקשורת לשנות הכספים 2012-2011 מסתכמת בכ-50 מיליארד ש"ח ובכ-49.5 מיליארד ש"ח, בהתאמה, מתוכם כ-34 מיליארד ש"ח מיועדים לשכר.

משרד התקשורת משמש כגוף האחראי לאסדרת ענף התקשורת ולפיקוח על הגופים הפועלים בו. המשרד אחראי ליישום מדיניות הממשלה בנושא התקשורת ולקביעת הכללים שבמסגרתם פועלים הגופים בענף, על תחומיו השונים.

תקציב משרד התקשורת מיועד לצורך אסדרת תחום התקשורת, וההשקעות בענף נעשות על ידי חברות פרטיות. עיקר תקציבו של משרד התקשורת מיועד להעסקת כ-140 עובדים העוסקים בפעילותו השוטפת של המשרד — פיקוח ובקרה על הפעילות בתחום וכן ליישום השינויים המבניים המרכזיים המפורטים להלן. גם תקציב הקניות של המשרד מיועד לפעילותו השוטפת וכן לצורך העסקת יועצים לשם יישום המדיניות כאמור מטה.

בחודש אוגוסט 2008 אימץ שר התקשורת את המלצות הוועדה הציבורית בראשות פרופ' ראובן גרונאו שגיבשה המלצות מפורטות בדבר מדיניות וכללי התחרות בתחום התקשורת בישראל. הוועדה בחנה את עיקרי האסדרה הקיימת בתחום התקשורת, בשים לב למגמות בשוק התקשורת בישראל ובעולם.

בהמשך להמלצות ועדת גרונאו ועבודת מטה נוספת שבוצעה על ידי משרדי התקשורת והאוצר, בכוונת משרד התקשורת, בשנים 2012-2011, לפעול להרחבת התחרות בתחום הסלולר ולהגברת התחרות בתחום הגישה רחבת הפס לאינטרנט על בסיס תשתיות גישה מתקדמות.

לצורך קידום נושאים אלו, קיבלה הממשלה בחודש יולי 2010, שורה של החלטות שמטרתן להגביר את התחרות בענף הסלולר. הגברת התחרות תיעשה בעיקר בארבעה מישורים מרכזיים: הכנסת מפעיל נוסף בעל תשתית, הכנסת מפעילים וירטואליים, הכנסת מפעילים הפועלים על גבי רשת האינטרנט והסרת חסמי מעבר.

עוד קיבלה הממשלה החלטה בנוגע להרחבת היצע תשתיות פס רחב על ידי מתן אפשרות לחברה בבעלות חלקית של חברת החשמל לישראל להציע שירותי תשתית פס רחב על בסיס סיבים אופטיים לבתים (FTTH), זאת במסגרת הפרדה מבנית מלאה ותנאים נוספים שנקבעו בהחלטת הממשלה שהתקבלה לעניין זה.

ענף התקשורת ותחומי פעילותו

על פי נתוני הלשכה המרכזית לסטטיסטיקה ומשרד התקשורת, הכנסות ענף התקשורת בשנת 2008 הגיעו לכ-29 מיליארד ש"ח (בניכוי תשלומי קישוריות). בשנת 2007 הועסקו בענף התקשורת כ-41.6 אלף עובדים (על פי נתוני הלמ"ס). להתפתחות שוק התקשורת ישנה השפעה גדולה על התפתחות המשק. תשתית תקשורת מתקדמת ושירותי

תקשורת מגוונים בפריסה גיאוגרפית רחבה הם תנאי הכרחי להבטחת המשך הצמיחה, לשיפור כושר התחרות של המשק הישראלי בעולם ולשיפור השירותים הניתנים במשק.

ההוצאה המשפחתית החודשית של משק בית עמדה בשנת 2008 על כ-12,342 ש"ח, מתוכם כ-5.5% היו על שירותי תקשורת.

לוח מס 1: התפלגות הכנסות שוק התקשורת בשנת 2008

מגזר	אחוז מסך הכול
נייד	56%
נייח	14%
טלוויזיה רב-ערוצית: כבלים ולווין	13%
אינטרנט-קישוריות (ISP)	6%
מפעילים בין-לאומיים	6%
אינטרנט-תשתית	4%
נס"ר (נקודת סיום רשת)	**2%**

כפי שניתן לראות תחום הסלולר הוא התחום המשמעותי ביותר, כ-56% מעוגת ההכנסות.

תחום מרכזי נוסף הוא תחום האינטרנט אשר היקף ההכנסות בו צמח באופן המשמעותי ביותר בשנת 2008 בהגיעו לכ-10% מהכנסות הענף. קיומן של רשתות גישה נייחות רחבות פס בקצבים גבוהים המהוות פלטפורמה לשירותי האינטרנט, נתפסות בעולם כתנאי הכרחי להתפתחות כלכלית ולקידום כושר התחרות. רשתות אלה מאפשרות גישה לאינטרנט, אספקת שירותי טלוויזיה ווידאו, עבודה מרחוק, קירוב הפריפריה למרכז ושימוש ביישומים מתקדמים על ידי כל שכבות האוכלוסייה.

תחום הסלולר

ענף שירותי רדיו-טלפון נייד (להלן- רט"ן או סלולר) הוא הענף המרכזי בשוק התקשורת. מחזור הפעילות של הענף בשנת 2008 עמד על כ-18 מיליארד ש"ח, המהווים כ-3% מהתמ"ג בישראל. ההוצאה השנתית הממוצעת לענף הסלולר למשק בית הסתכמה בכ-3,972 ש"ח.

בתחום פועלות שלוש חברות גדולות שיש להן נתח שוק משותף של כ-95%: פלאפון, סלקום ופרטנר. בנוסף, פועלת חברת מירס פועלת עם נתח שוק של כ-5%.

בשנים האחרונות חלה האטה ברמת התחרות בתחום, בעיקר במגזר הביתי. הדבר בא לידי ביטוי, בין היתר, ברמת הרווחיות הגבוהה בתחום, בשיעורי הנטישה הנמוכים וכן בכך שמגמת המחירים בתחום נמצאת בירידה מינורית ביחס לירידות המחירים המשמעותיות במדינות מתקדמות אחרות. ענף זה מתאפיין בריכוזיות גבוהה ובקיומם של חסמים

המונעים כניסת מתחרים נוספים לפעילות בתחום, בין היתר בשל העלות הגבוהה של הקמת התשתית הסלולרית ודרישות רגולטוריות הנוגעות לעניין מחויבויות בעלי הרישיונות בנושאים השונים.

האמצעי האפקטיבי ביותר להגברת התחרות בענף הוא עידוד כניסת מתחרים נוספים, אשר יאפשר לצרכן חופש בחירה גדול יותר ויצור לחץ על מפעילי הסלולר להוריד מחירים.

במהלך השנה הקרובה יפעל משרד התקשורת בדרכים אלו על מנת להגביר את התחרות בענף:

תמרוץ כניסת מפעילים נוספים לתחום הטלפוניה הניידת

הכנסת מפעיל נוסף בעל תשתית

מכרז תדרים – עד לסוף שנת 2010 יוקצו תדרים למפעיל חדש, במסגרת הליך תחרותי להקצאת תדרים המאפשרים מתן שירותי סלולר בטכנולוגיית (UMTS – Universal Mobile Telecommunication System).

נדידה פנים ארצית – בהתאם למודל זה, במהלך מספר שנים שיוגדר לפריסת הרשת, יוכל המפעיל החדש להתארח על גבי רשת של מפעיל קיים ולספק למנוייו שירותים אוניברסאליים. תחילת אפשרות הנדידה תהיה ממועד פריסת רשת המפעיל החדש באופן אשר ניתן לספק באמצעותה שירותים לפחות ל-10% מהאוכלוסייה.

שיתוף אתרים – הוקם צוות בראשות מנכ"ל המשרד ובהשתתפות נציגי אגף התקציבים במשרד האוצר, הממונה על ההגבלים העסקיים, משרד הפנים והמשרד להגנת הסביבה. הצוות יגבש המלצות בעניין המודל לשיתוף תשתיות בתחום הנייד. המודל של שיתוף תשתיות נועד אף הוא, בין השאר, להקל על חדירת שחקן חדש בעל תשתית לתחום הנייד.

הכנסת מפעילים וירטואליים – מפעיל וירטואלי – (MVNO – Mobile Virtual Network Operator) מפעיל סלולרי המספק למנוייו שירותים הנקנים בסיטונאות ממפעיל בעל תשתית ניידת עצמאית). משרד התקשורת העניק שלושה רישיונות למפעיל נייד וירטואלי ועל שולחנו מונחות מספר בקשות נוספות.

- **נייטראליות ברשת** – במסגרת החלטת הממשלה מיום 15 ביולי 2010 נקבע כי מפעיל סלולר, יבואן או משווק של מכשירי קצה, לא יגביל את השימושים של המנויים בכל סוג של שירותים או של יישומים המסופקים על גבי רשת האינטרנט הסלולרית ולא יגביל את יכולותיו של מכשיר הקצה באופן שאינו מחויב בשל פעילותו הרגילה.
- **הקצאת תדרים לטכנולוגיה של דור רביעי** – המשרד מתכוון לפעול לפינוי תדרים המיועדים לטכנולוגיית סלולר מדור רביעי (LTE) בתחומי 2.5 – 2.7 גה"צ.
- **ציוד קצה**

הקניית סמכות – הממשלה החליטה לתקן את חוק התקשורת כך ששר התקשורת יהיה רשאי לקבוע בתקנות הוראות בעניין זה, אשר יש בהן כדי לתרום לקידום התחרות.

ציוד קצה – מקטע הייבוא – על מנת להסיר חסמים המשרד פועל, לפי החלטת הממשלה, לשינוי בדרישת האישור הבין-לאומי לייבוא ציוד קצה ובכלל כך לביטול הצורך באישורי סחר וייבוא.

ציוד קצה – מקטע השיווק – ביום 15 ביולי 2010 החליטה הממשלה על הגבלת דמי היציאה הנגבים ממנויים המבקשים לסיים את ההתקשרות עם מפעיל, באופן אשר לא יאפשר למפעיל לגבות דמי יציאה בגין סבסוד ישיר של ציוד הקצה, ובאופן אשר אוסר על המפעיל לגבות את שארית התשלומים שנותרו למנוי בגין מכשיר הקצה בבת אחת.

- **תעריפי קישור גומלין** – באוגוסט 2009, שכר משרד התקשורת את שירותיה של חברת הייעוץ הבין-לאומית NERA, על מנת שזו תתמחר מרכיבי רשת שונים ברשתות רט"ן. ביום 5 בספטמבר 2010 אישר שר התקשורת את תיקון סעיפי הגומלין בהתאם לרוח המלצות חברת הייעוץ.
- **מתן שירותים ניידים ונוודים באמצעות טכנולוגיית VoC (Voice over Broadband over Cellular) ו-Wi-Fi** – הטכנולוגיות האמורות עשויות להוות תחליף מסוים לשירותי רט"ן המסורתיים ואף לשימושי אינטרנט שעד היום נעשו מפלטפורמה נייחת בלבד. לשם כך הנחתה הממשלה את שר התקשורת לבצע את הפעולות הנדרשות להענקת רישיון למבקשים לספק שירותי טלפוניה על גבי רשת האינטרנט הניידת ולאפשר למפעילי רט"ן וירטואליים לספק שירותי VOC.

הפיקוח על מחירי חברת בזק

בהמשך להמלצות הוועדה הציבורית להסדרת תעריפי חברת בזק (ועדת גרונאו), מינו שרי התקשורת והאוצר בחודש מארס 2010 ועדה ציבורית בראשות רו"ח אמיר חייק לבחינת מבנה תעריפי חברת בזק ועדכונם ולקביעת תעריפי שירותים סיטונאיים בתחום התקשורת הנייחת. הוועדה נתבקשה להמליץ בשני נושאים מרכזיים:

הסדר תעריפים חדש לחברת בזק, תוך התאמת ההסדר לסביבה המשתנה של ענף התקשורת;

קביעת תעריפים חדשים למקטעים שונים הנוגעים לאספקת שירותים בשוק הסיטונאי במגזר הנייח על ידי בעלי התשתית האוניברסאלית וקביעת תעריפי השלמת שיחה ברשתות הנייחות.

אימוץ תפיסת השוק הסיטונאי כמרכיב מרכזי במדיניות משרד התקשורת נועד לאפשר חדירת שחקנים נוספים לשוק התקשורת הנייחת, שחקנים שאין ברשותם תשתית גישה רחבת פס כלל ארצית, אשר יוכלו להציע סל שירותים מגוון כולל שירותים נייחים רחבי פס.

תשתיות הפס רחב עד לבית הלקוח (FTTH) כפוטנציאל לתחרות בתחום הבזק

תשתיות פס רחב מהוות נדבך מרכזי של שירותי התקשורת, בין היתר בהיבט הגישה לאינטרנט במהירויות גבוהות ולשירותי תוכן מתקדמים וכבסיס לשירותי תקשורת אחרים הנשענים על תשתית זו. בישראל קיימות שתי תשתיות פס רחב בשליטת בשוק הפרטי: האחת מבוססת DSL של חברת בזק, והשנייה מבוססת כבלים, של חברת הוט. בשנים

האחרונות, נבחן מצבו של שוק התקשורת בעולם ושל שוק תשתיות הפס הרחב בארץ על ידי מספר גורמים (לרבות ועדת גרונאו ב-2008), אך לא חל שינוי משמעותי במאפייני השוק ובתשתיות.

מחקרים רבים שנערכו על השפעות הגידול בשיעור החדירה ובשימוש בפס הרחב הובילו לתובנה כי לפריסת תשתיות האינטרנט חשיבות רבה בקידום פיתוח כלכלי. בין התועלות השונות ניתן למנות תרומה לצמיחה הכלכלית, לצמצום הפערים החברתיים ולעידוד החדשנות בתחומים שונים.

ספקיות התשתית הקיימות (חברות בזק והוט) משדרגות בימים אלו את הרשתות, ואלו צפויות לאפשר לצרכן הישראלי ליהנות בטווח הזמן הקרוב מגישה לרשת במהירויות ובמחיר שאינם חורגים משמעותית מהסטנדרט הבין-לאומי המקובל כיום, אך גם אינם מציבים את ישראל בקדמת התמונה העולמית של פיתוח התשתיות והגישה לאינטרנט. יתרה מכך, התחרות המוגבלת בין ספקיות התשתית, והעובדה שלשתיהן אינטרסים שונים לאורך שרשרת הערך של השוק אינן מבטיחות כי גם בטווח הבינוני והארוך, יעמדו לרשות ישראל תשתיות מפותחות שיאפשרו שירות יעיל ומתקדם לצרכן הישראלי ושיהוו בסיס לפיתוח עתידי של שוק התקשורת בארץ.

על מנת להגביר את התחרות בתחום הפס הרחב נבחנה האפשרות לאפשר לחברת החשמל לישראל (להלן — חברת החשמל) לפעול בשוק התקשורת כמפעיל תשתית נוספת של פס רחב, מבוססת סיבים אופטיים (Fiber To The Home, להלן — FTTH). פעילות חברת החשמל בשוק התקשורת לא תייצר מונופול חדש אלא תהווה תוספת לפעילות התחרותית הקיימת. שוק התשתיות הוא שוק בוגר, וגם בהנחות עבודה אופטימיות, צפוי שנתח השוק שהחברה תגיע אליו הוא מוגבל ויש לזכור כי לצרכנים יש יכולת בחירה ומעבר לספקים אחרים.

חברת החשמל נהנית מיתרון של יכולת פריסה עילית, שהיא זולה יותר מפריסה תת-קרקעית, אך עלויות התחזוקה שלה גבוהות יותר (מנתוני חברת החשמל כ-90% מחיבורי הלקוחות הם בפריסה עילית, לעומת אחוז זניח אצל חברות בזק והוט).

בבחינת מכלול הסוגיות, עולה שלמתן אישור לחברת החשמל לפעול בתחום תשתית פס רחב יש פוטנציאל לפיתוח ניכר של תשתיות הפס הרחב בישראל ולהגברת התחרות בתחום. לאור זאת ובהתאם להחלטת הממשלה מיום 15 ביולי 2010, פועלים משרדי הממשלה למתן אישור לחברת החשמל לעסוק בתחום הפס הרחב, זאת תחת מגבלות שלא יאפשרו סבסוד צולב בין פעילויות החשמל והתקשורת.

הגברת התחרות בתחום הבזק באמצעות מפ"א (מפעיל פנים ארצי) ייחודי

בתחילת שנת 2007 נקבעה מדיניות המשרד לאספקת שירותי קול באמצעות תשתית גישה רחבת פס (VOB — Voice Over Broadband) והמשרד מאפשר למחזיקי רישיון כללי ייחודי לפעול בשיטה זו — אספקת שירותי תקשורת נייחת ללא חובת אספקתם באזורי ביקוש מוגדרים ונרחבים. כיום ניתן השירות לכ-150 אלף לקוחות VOB בטלפוניה הנייחת, בעיקר באמצעות חברת 012 טלקום בע"מ, 013 ועידן (מקבוצת נטוויז'ן), פרטנר תקשורת קווית, סלקום תקשורת קווית ואחרים.

בנוסף מינה שר התקשורת ועדת מכרזים לפרסום מכרז להקצאת תדרים למתן שירותי תקשורת נייחים בטכנולוגית WiMax, המיועדת לשמש להעברת נתונים בטכנולוגיית אלחוט וכתחליף אלחוטי לשירותים נייחים להעברת נתונים באמצעות טכנולוגיות נייחות.

תחום שירותי האינטרנט – אספקת שירותי קישוריות לאינטרנט

בעלי הרישיונות לאספקת שירותי קישוריות לאינטרנט (ISP—Internet Service Provider) מספקים את הגישה לשרתים המפעילים את אתרי האינטרנט. כיום פועלים בתחום כ-30 בעלי רישיונות, העיקריים שבהם הם החברות 013 נטוויז'ן, 012 סמייל ובזק בינלאומי.

שידורי טלוויזיה ורדיו לציבור

תחום השידורים מתחלק לשלושה סוגי שידורים עיקריים: שידורים ציבוריים הממומנים בעיקרם מאגרות רשות השידור ומכספי מסים (שידורי רשות השידור, שידורי ערוץ הכנסת ושידורי הטלוויזיה הלימודית); שידורי טלוויזיה מסחריים הממומנים מפרסומות (ערוצים 2 ו-10); ושידורי טלוויזיה רב-ערוצית בכבלים ובלוויין, הממומנים מדמי מנוי (למעט שידורי הערוצים הייעודיים הממומנים מפרסומת).

השידורים המסחריים מוסדרים בחוק הרשות השנייה לטלוויזיה ורדיו, התש"ן-1990, ואילו פעילותם של הגופים המשדרים שידורי טלוויזיה רב-ערוצית מוסדרת בחוק התקשורת (בזק ושידורים), התשמ"ב-1982.

מערך ההפצה של ערוצי הטלוויזיה הפתוחים

בהתאם להחלטת הממשלה מספר 2189 מיום 12 באוגוסט 2007, תוקן חוק הרשות השנייה, ובמהלך שנת 2009 החלה הפצת שידורי הטלוויזיה של רשות השידור (ערוץ 1 וערוץ 33), של זכייני הרשות השנייה (ערוץ 2 וערוץ 10) ושל ערוץ הכנסת באמצעות מערך הפצה מאוחד הנשען על מערך משדרים קרקעי בטכנולוגיה דיגיטלית ומגובה במערך לווייני דיגיטלי (עידן +). הקמת המערך ותפעולו נעשים על ידי הרשות השנייה לטלוויזיה ורדיו. הפצת השידורים צפויה להביא לחסכון משמעותי בהוצאה ובתדרים לאחר שתופסק הפצת שידורי ערוץ 1 וערוץ 2 על ידי מערך המשדרים האנלוגי, בצד שיפור באיכות וברמת הכיסוי של השידור.

במדינות רבות מערך הטלוויזיה הדיגיטאלית משדר מספר גדול יותר של ערוצים בהשוואה למספר המשודר בישראל. בישראל, הרגולטור המפקח על תחום השידורים בטלוויזיה מנהל את השידורים במערך השידור הספרתי והדבר עלול לגרום לניגוד אינטרסים בפעילויותיו של המפקח. בעקבות כך החליטה הממשלה ביום 15 ביולי 2007 לבחון את הרחבת היקף השידורים הפתוח לציבור ואת אופן הפעלתו, ובכלל זאת בחינה של מערך שידור רדיו דיגיטאלי. הדבר ייעשה על ידי צוות מקצועי של משרדי התקשורת, האוצר והרשות השנייה.

השידורים הרב-ערוציים למנויים

שידורי הטלוויזיה הרב-ערוצית הם שירות שצריכתו שכיחה בקרב משקי הבית בישראל. הוצאות משק הבית הממוצע על שירותי טלוויזיה רב-ערוצית גדלו בשנים האחרונות, והן עומדות על כ-2,400 ש"ח בשנה (בקרב משקי הבית המנויים לשירותי טלוויזיה רב-ערוצית). על פי מדד הלמ"ס לשירותי תקשורת, בין השנים 2000-2007 התאפיין שוק התקשורת בירידות מחירים, אולם בתחום הטלוויזיה הרב-ערוצית המחירים עלו בכ-7% בממוצע (דו"ח גרונאו, מארס 2008).

בהשוואה בין-לאומית, המחירים של שירותי שידורי הטלוויזיה הרב-ערוצית בישראל הם מהגבוהים בעולם. בעוד שמחיר חבילת הבסיס בישראל עומד על כ-200 ש"ח בחודש, מחירן של מרבית חבילות הבסיס המוצעות במדינות המערב נמוך בהרבה. יתר על כן, לצרכן אין יכולת בחירה בין הערוצים, שכן הוא מחויב לרכוש חבילת ערוצים רחבה. יצוין כי בהתאם לדו"ח גרונאו החבילות בישראל הן מהרחבות ביותר בעולם.

תחום הספקטרום האלקטרומגנטי

בשנים האחרונות פונו תחומי תדרים שהיו בשימוש מערכת הביטחון והוקצו מחדש על ידי משרד התקשורת לשימושים אזרחיים, בעיקר לשימושים בתחום הרט"ן. במטרה להגביר את השקיפות והיעילות בהועדת ובהקצאת התדרים במדינת ישראל, התקבלו מספר החלטות ממשלה שבהן הוגדר, בין היתר, כי תיקבענה הוראות בדבר הקמת מאגר הכולל פירוט של הועדת התדרים והקצאתם וכן בנוגע לאופן פעולתה של ועדת התדרים.

ענף הדואר

מדיניות הממשלה היא לקדם את התחרות בתחום שירותי הדואר תוך שמירה על המשך יכולתה של חברת הדואר לספק שירותים בפריסה כלל ארצית (השירות האוניברסלי). במספר החלטות קבעה הממשלה את אבני היסוד לביצוע הרפורמה בענף, המבוססת על פתיחת תחום הדואר לתחרות באופן הדרגתי ועל תאגוד רשות הדואר בצורה של חברה ממשלתית. במרוצת השנים הפכה הרשות לחברה ונכנסו מפעילים רבים לתחום הדואר.

המשרד להגנת הסביבה

הצעת תקציב המשרד להגנת הסביבה לשנות הכספים 2012-2011 (סעיף 26) מסתכמת בכ-532 מיליון ש"ח ובכ-536 מיליון ש"ח, מהם כ-297 מיליון ש"ח וכ-300.5 מיליון ש"ח בהתאמה בהוצאה נטו, וכ-235 מיליון ש"ח בהוצאה מותנית בהכנסה בכל אחת מהשנים. כמו כן, בשנים 2012-2011 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-21 מיליון ש"ח וכ-18 מיליון ש"ח בהתאמה.

המשרד להגנת הסביבה פועל בשלוש רמות: ארצית, מחוזית ומקומית. ברמה הארצית המשרד נושא באחריות לקביעה ולהתוויה של מדיניות סביבתית כוללת, וכן מקדם הליכי תקינה בתחום. ברמה המחוזית המשרד פועל באמצעות שישה מחוזות, לפי חלוקה גיאוגרפית המקבילה למחוזות משרד הפנים. כל אחד מהמחוזות אחראי ליישום המדיניות המותווית על ידי המטה, וזאת בכפוף למאפיינים ולצרכים הסביבתיים הייחודיים של היישובים בתחום אחריותו. במסגרת המקומית, המשרד תומך ב-47 יחידות סביבתיות שהוקמו בערים ובאיגודי ערים, לרבות במגזרי המיעוטים. הפעילות ביחידות הסביבתיות מקשרת בין יעדי המדיניות הסביבתית-לאומית לבין פעולות היומיום בשטח ברמה המקומית. היחידות הסביבתיות מוציאות לפועל את המדיניות הסביבתית ברמה המקומית ומהוות גוף מייעץ נוסף לרשות המקומית בנושאי הגנת הסביבה.

גופי הסמך שבאחריות השר להגנת הסביבה הם: רשות שמורת הטבע והגנים הלאומיים; החברה לשירותי איכות הסביבה בע"מ, המפעילה את אתר הפסולת הרעילה ברמת חובב; רשות נחל הירקון; רשות נחל הקישון; וחברת פארק אריאל שרון (איילון) בע"מ.

דגשים לשנות הכספים 2012-2011

- **הפיכת הפסולת ממפגע למשאב** — בישראל מייצרים כ-11 מיליון טון פסולת בשנה. הפסולת הביתית מהווה כמחצית מכמות זו. כ-40% מהפסולת הביתית היא חומר אורגני רקבובי, הגורם לפגיעה משמעותית בסביבה: מפגעי ריח, פליטת גזי חממה, זיהום מקורות מים וקרקע, משיכת מזיקים ומחלות. המשרד מוביל מהלך של הגדלת המחזור בישראל ל-50% מסך הפסולת עד 2015, במטרה להפוך מפגע זה למשאב ולייצר שוק כלכלי חדש של שימוש בפסולת הביתית כמקור להפקת קומפוסט לחקלאות, כמקור להפקת אנרגיה וכחומר גלם בייצור. כך יצומצמו שטחי ההטמנה ויתפנה משאב הקרקע הנמצא במחסור. המשרד מקדם רגולציה בהתבסס על הקיים במדינות המפותחות — העלאת היטל ההטמנה ויישום עקרון "אחריות יצרן מורחבת", שהוטמע לדוגמה בתזכיר החוק לטיפול בפסולת אריזות. כמו כן, המשרד תומך בפעילויות לצמצום ההטמנה כגון הקמת מתקני מחזור ומיון, הקמת מתקני קצה לטיפול בפסולת, הצבת תשתיות למחזור במרחב הפנים-עירוני ועוד.

  התקציב המיועד לפעילות בתחום זה מקורו בקרן לשמירת הניקיון, והוא יעמוד בשנים 2012-2011 על כ-200 מיליון ש"ח בכל אחת מהשנים.

- **מניעת והפחתת זיהום האוויר בישראל** – איכות האוויר בארץ נמוכה יחסית לקיים בארצות המערב. בשנים האחרונות נערך המשרד ליישום חוק אוויר נקי, אשר יכנס לתוקפו בשנת 2011. ההכנות כוללות הכנת תשתית להוצאת היתרי פליטה למפעלים הגדולים, קביעת ערכי איכות האוויר, הנחיות לגביית אגרות מהמפעלים גדולים, הכנת תכנית לאומית להפחתת זיהום האוויר ואישורה בממשלה, הסמכה והכשרה של מפקחים כאמור בחוק, התקנת תקנות בנושא זיהום האוויר מרכב והתקנת תקנות למשק החשמל. יישום החוק צפוי להביא להפחתה משמעותית בזיהום האוויר בישראל.

התקציב המיועד לפעילות בתחום זה יעמוד בשנת 2011 על כ-37 מיליון ש"ח ובשנת 2012 על כ-40 מיליון ש"ח.

- **היערכות מדינת ישראל לשינוי האקלים** – שינוי האקלים הגלובלי והשלכותיו הוא אחד הנושאים המרכזיים בפעילות הבין-לאומית הסביבתית והכלכלית כיום. מדינת ישראל חברה באמנת שינוי האקלים של האו"ם ובפרוטוקול קיוטו שמטרתם להביא לייצוב גלובלי של ריכוזי גזי החממה באטמוספרה וצמצומם עד לרמה שבה לא נגרמות הפרעות המסכנות את מערכת האקלים ואת החיים על פני כדור הארץ.

על פי החלטת הממשלה 1504 בנושא מיום 14 במארס 2010, הוקמה ועדת מנכ"לים בראשות מנכ"ל משרד האוצר. הוועדה נדרשת להמליץ לממשלה על תכנית לאומית להפחתת פליטות גזי חממה תוך ניצול הזדמנויות לצמיחת המשק הישראלי.

- **הגברת האכיפה הסביבתית** – המשרד להגנת הסביבה פועל לשיפור רמת הציות לדיני הגנת הסביבה וליצירת הרתעה משמעותית תוך שימוש במגוון כלים **ומדיניות של "אפס סובלנות כלפי מעוולים סביבתיים"**. המשרד פועל ליישום נוהל אכיפה חדש המקצר באופן משמעותי את לוחות הזמנים למעבר מאכיפה מנהלית לפלילית. כמו כן, המשרד מרחיב את השימוש באכיפה כלכלית על ידי הטמעת עיצומים כספיים והטלת אחריות אישית על מנהלים ('צווים אישיים').

בשנים 2012-2011 יתווספו 16 תקני כוח אדם לצורך פעילות בתחום זה (למשטרה הירוקה וללשכה המשפטית).

- **שיקום הנחלים** – המשרד להגנת הסביבה מוביל בשנים האחרונות מהלך רחב היקף לשיקום הנחלים בישראל ולהפיכתם מערוצי ביוב ואתרי פסולת למוקד משיכה לציבור הרחב – מוקד לפעילות נופש, פנאי ופיתוח כלכלי. המשרד ירכז מאמצים לנושא שיקום הנחלים, כפי שעשה בשנים האחרונות. השיקום, המתבצע על פני מספר שנים, כולל שיקום אקולוגי, תכנון, ביצוע ותחזוקה של קטעי נחלים והנגשתם לציבור, בהתאם לסדרי עדיפויות סביבתיים וכלכליים.

התקציב המיועד לפעילות בתחום זה יעמוד בשנת 2011 על כ-17 מיליון ש"ח ובשנת 2012 על כ-18 מיליון ש"ח.

משרד המדע והטכנולוגיה

הצעת התקציב של משרד המדע והטכנולוגיה לשנות הכספים 2012-2011 (ללא תקציב המטה המשותף עם משרד התרבות והספורט) מסתכמת בכ-103.4 מיליון ש"ח ובכ-101.5 מיליון ש"ח בהתאמה בהוצאה נטו ובכ-54 מיליון ש"ח בהרשאה להתחייב לכל אחת מהשנים.

הצעת תקציב המטה המשותף למשרד המדע והטכנולוגיה ולמשרד התרבות והספורט לשנות הכספים 2012-2011 מסתכמת בכ-56 מיליון ש"ח בכל אחת מהשנים.

משרד המדע תומך בפיתוח התשתיות המדעיות והטכנולוגיות במדינת ישראל ובמחקר התשתיתי המעודד צמיחה ומצוינות ומקדם את מימוש הפוטנציאל הכלכלי הטמון בידע מדעי-טכנולוגי. בנוסף, המשרד פועל לפיתוח ולביסוס קשרי החוץ המדעיים, לקידום המדע הישראלי ולשימור מעמדה המדעי הבין-לאומי של מדינת ישראל. כמו כן, המשרד מפעיל תכניות בתחום החלל תוך שיתוף פעולה עם התעשיות והמוסדות האקדמיים בארץ ועם סוכנויות חלל בחו"ל. סוכנות החלל תומכת בפיתוח לוויינים ואמצעים טכנולוגיים, בעיקר בפרויקט 'ונוס' בשיתוף עם ממשלת צרפת.

דגשים לשנות הכספים 2012-2011

- **מחקרי תשתית מדעית** – הרחבת תכנית התשתיות המדעיות של משרד המדע והטכנולוגיה בהתאם להחלטת ממשלה מספר 1986 מיום 15 ביולי 2010 בנושא חיזוק הקשר בין האקדמיה לתעשייה. במהלך כל אחת מהשנים 2012-2011 יתווסף סכום של 26 מיליון ש"ח בהרשאה להתחייב למחקרי תשתית מדעית, תוספת שתתמקד בקידום המחקר האקדמי לשימושים יישומיים.
- **בחינת תכנית מרכזי המו"פ האזורי** – על פי החלטת ממשלה מספר 1992 מיום 15 ביולי 2010, שר המדע והטכנולוגיה ימנה ועדה לבחינת יעילותם ותרומתם הכלכלית של מרכזי המו"פ האזוריים. המלצות הוועדה יוגשו לשר המדע ולשר האוצר עד ליום 1 במארס 2011.

תמיכות שונות

הצעת תקציב התמיכות השונות לשנות הכספים 2012-2011 (סעיף 32) מסתכמת בכ-4 מיליארד ש"ח וכ-4.3 מיליארד ש"ח בהתאמה, מהם כ-4 מיליארד ש"ח וכ-4.2 מיליארד ש"ח בהתאמה בהוצאה נטו, וכ-35 מיליון ש"ח בהתאמה בהוצאה מותנית בהכנסה בכל אחת מהשנים. כמו כן, בשנים 2012-2011 תועמד למטרת תמיכות שונות בסעיף זה, הרשאה להתחייב בגובה של כ-718 מיליון ש"ח וכ-1.2 מיליארד ש"ח בהתאמה.

בשנת 2011 מסתכמת הצעת תקציב התמיכות בכ-3.9 מיליארד ש"ח בהוצאה נטו, מזה כ-3 מיליארד ש"ח תמיכות בתחבורה, כ-128 מיליון ש"ח תמיכות במחירי המים, כ-389 מיליון ש"ח תמיכות בייצור החקלאי ותמיכות אחרות, כ-226 מיליון ש"ח לתמיכות במוצרים ציבוריים, כ-154 מיליון ש"ח עבור הוצאות משק הדלק ותקציב בסך 4.5 מיליון ש"ח לתמיכות לפי חוק צער בעלי חיים.

בשנת 2012 מסתכמת הצעת תקציב התמיכות בכ-4.2 מיליארד ש"ח נטו, מזה כ-3.3 מיליארד ש"ח בתחבורה, כ-165 מיליון ש"ח תמיכות במחירי המים, כ-384 מיליון ש"ח תמיכות בייצור החקלאי ותמיכות אחרות, כ-226 מיליון ש"ח לתמיכות במוצרים ציבוריים, כ-154 מיליון ש"ח עבור הוצאות משק הדלק ותקציב בסך 4.5 מיליון ש"ח לתמיכות לפי חוק צער בעלי חיים.

דגשים לשנות הכספים 2012-2011

- **תמיכות בייצור החקלאי**

התמיכה הממשלתית בייצור החקלאי, כפי שבאה לידי ביטוי בסעיף תקציבי זה, מתמקדת בעיקרה בתשלומי סובסידיה לייצור ביצים ופטם על פי חוק הגליל, בהשתתפות הממשלה בביטוח מפני נזקי טבע ואסונות טבע, בתמיכה במוצרים ציבוריים כגון הדברות ותמיכה במרכזי מחקר ופיתוח אזוריים. בנוסף ניתנת תמיכה לנושאים שונים, כגון תמיכה בענפים שיש להם תרומה לשמירה על קרקעות, תמיכה בייצוא החקלאי ופיצויים בגין השמדות על פי פקודת מחלות בעלי חיים.

- **תמיכות לפי חוק צער בעלי חיים**

על פי חוק צער בעלי חיים (הגנה על בעלי חיים) — תשנ"ד-1994, מוקצה תקציב שנתי בסך של 4.5 מיליון ש"ח למימון צמצום ההתרבות של בעלי חיים משוטטים.

- **תמיכות אחרות**

במסגרת תחום זה מתוקצבים הנושאים הבאים:

אחזקת מלאי חירום — מדינת ישראל מחזיקה, משיקולים ביטחוניים, מלאי חירום של גרעיני חיטה למאכל אדם, מספוא למאכל בהמות, מוצרי מזון בסיסיים ובשר קפוא. התקציב משמש לכיסוי עלויות האחזקה והרענון של המלאים.

שיפוי יצואנים — למדינת ישראל הסכמי סחר עם מספר רב של מדינות בעולם. מדינות האיחוד האירופי החליטו בשנים האחרונות למנוע את הפחתת המכסים הקבועה בהתאם להסכמים אלו לתוצרת ישראלית המיוצרת מעבר לקו הירוק. מהלך זה מביא לייקור של התוצרת המיוצרת מעבר לקו הירוק ולקיטון בהיקף ההכנסות ממכירות. בשל אובדן ההכנסה הנובע מכך, הממשלה משפה את החקלאים והתעשיינים הפועלים מעבר לקו הירוק.

- **תמיכות במוצרים ציבוריים**

התקציב בתחום זה בשנים 2012-2011 משמש בין היתר לסיוע המועבר לחברת הדואר במסגרת יישום הרפורמה בענף ולמימון ההשתתפות במימון רכישת ממירים לקליטת שידורי טלוויזיה למשפחות נזקקות, בהתאם לסעיף 51ג בחוק הרשות השנייה לטלוויזיה ורדיו, תש"ן-1990.

- **תמיכות במחירי המים**

עיקר התקציב בתחום זה נועד לתמיכות בחקלאים לשם מימון השקעות לשימוש יעיל במים כתוצאה מהסכם לייקור המים לחקלאות.

מסמך העקרונות בין מדינת ישראל לבין התאחדות חקלאי ישראל קובע כי תעריפי המים לצריכה חקלאית ייקבעו על בסיס המחיר הריאלי של עלות המים לחקלאות. כחלק מההסכם, התמורה מייקור המים תוחזר לחקלאים לצורך השקעות בתחום ייעול השימוש במים במשך חמש עד שבע שנים לכל התייקרות, וזאת עד שהתעריף יגיע למחיר היעד. ביום 1 ביולי 2010 החלה עליית תעריף המים לחקלאות הצפויה להימשך כשבע שנים.

- **תמיכות בתחבורה**

תחום התחבורה הציבורית הוא תחום המפוקח ומנוהל על ידי הממשלה. התעריפים נקבעים בצו החתום על ידי שרי התחבורה והאוצר וקווי השירות ומאפייניהם מוגדרים ברישיונות קווי שירות הניתנים על ידי משרד התחבורה. התמיכות בתחבורה הציבורית, המשולמות כסובסידיה למפעילים השונים, נועדו לגשר על הפער שנוצר בין ההכנסה של המפעיל להוצאותיו. כאמור, התעריפים בתחבורה הציבורית מפוקחים ונקבעים בצו, כך שלמפעיל אין יכולת לקבוע את מחיר המוצר שהוא מוכר. הסובסידיות נועדו לאפשר רמת שירות גבוהה בתחבורה הציבורית במחיר מפוקח. יש לציין

כי תחום זה כולל תמיכות לתחבורה הציבורית באוטובוסים, לרכבת ישראל, לספנות ואף לתעופה הפנים-ארצית, וענף התחבורה הציבורית באוטובוסים מהווה את חלק הארי של התמיכות בתחום.

התמיכה התקציבית בתחום התחבורה תעמוד בשנים 2012-2011 על סך של כ-3 מיליארד ש"ח וכ-3.3 מיליארד ש"ח בהתאמה, מתוכם כ-3 מיליארד ש"ח וכ-3.5 מיליארד ש"ח הוצאה נטו בהתאמה, וכ-35 מיליון ש"ח בהוצאה מותנית בהכנסה בכל אחת מהשנים. העלייה בהיקף התקציב לשנת 2011 נובעת בעיקרה מהתייקרויות שחלו במחירי התשומות הבאים לידי ביטוי בעלייה של מדדי התשומות הרלוונטיים ואף מכניסתה של הרכבת הקלה בירושלים אשר תחייב תשלום בגין הפעלתה השוטפת. בדומה לעלייה שחלה בין השנים 2011-2010, הגידול בתקציב ל-2012 מוסבר על ידי ההתייקרויות הצפויות במדד המחירים לצרכן, תשלומים הנובעים מהסכם תחרות חברת אגד ואף מהפעלתה המלאה של הרכבת הקלה בירושלים המחייבת תוספת תשלום לעומת השנה הקודמת שבה הופעלה הרכבת במהלך חלק מהשנה בלבד.

- **הוצאות משק הדלק**

תקציב הוצאות משק הדלק נועד להבטחת אספקה סדירה של מוצרי דלק בשעת חירום הן למשק הצבאי והן למשק האזרחי.

מדינת ישראל, החסרה מקורות עצמיים של אנרגיה ראשונית, נאלצת לייבא את כל הנפט הגולמי ממקורות בחו"ל. הנפט הגולמי מובל למדינת ישראל באמצעות אניות דלק, רובן ככולן בבעלות זרה, והוא מועבר לבתי הזיקוק לצורך המרתו לתזקיקי דלק. בנוסף לתזקיקים המיוצרים על ידי בתי הזיקוק, נצרכים במדינת ישראל גם תזקיקים שמקורם בייבוא.

הנחת היסוד העומדת מאחורי הצורך בהחזקת מלאי דלק לשעת חירום היא שבשעת חירום תיתכן אי סדירות בהגעת אניות זרות המובילות נפט גולמי או תזקיקים לחופי ישראל. התממשותו של תרחיש זה, כמו גם של תרחיש פגיעה בבתי הזיקוק, עשויה להביא למחסור במוצרי דלק במשק.

מלאי הדלק לשעת חירום נחלק לשני סוגים: מלאי עבור המשק האזרחי ומלאי עבור המשק הצבאי. רמת המלאי הכוללת נקבעה על ידי שר התשתיות הלאומיות מתוקף סמכותו בחוק לפי המלצת ועדה ציבורית בהתאם לתרחישי הצריכה השונים. היקף המלאי הנדרש אמור להיגזר מהפער בין השימושים הצפויים בתרחישים השונים בחירום לבין המלאי התפעולי והיקף הייצור והייבוא בשעת חירום.

לקראת סוף שנת 2008 הושלמה תפיסת ניהול כוללת לגבי מלאי החירום של דלקים, ובמסגרתה הוחלט על היקפי המלאי הנדרשים על בסיס תרחישי האיום העדכניים ובהתבסס על לקחי מלחמת לבנון השנייה.

העלויות העיקריות של החזקת המלאי נחלקות לשלוש:. מימון רכישת המלאי, עלויות האחסון של המלאי וביטוח המלאי. כמו כן קיימות עלויות נוספות בכל הקשור להחזקת ציוד חירום, ביצוע בקרה על כמויות ואיכויות של המלאי ורענון שוטף שלו.

הצעת תקציב הוצאות משק הדלק בשנות התקציב 2012-2011 עומדת על כ-154 מיליון ש"ח בכל אחת מהשנים.

תשתיות ובינוי

המשרדים העוסקים בפיתוח תשתיות ובבינוי כוללים את המשרדים הבאים: המשרד לתשתיות לאומיות, משרד התחבורה, הרשות הממשלתית למים וביוב ומשרד הבינוי והשיכון. חלק ניכר מן התקציב מוקדש לפעולות פיתוח ולתמיכות.

מאפייני התקציב

ההשקעה בתשתיות היא האמצעי המרכזי לקידום המשק הישראלי לשם מיצוי פוטנציאל הצמיחה הגלום בו. היערכותם של משרד התחבורה, המשרד לתשתיות לאומיות ומשרד הבינוי והשיכון להשגת היעדים הכלכליים של הממשלה בענפים שבתחום אחריותם נעשית בעיקר באמצעות השקעות תשתית המבוצעות ישירות מתקציב המדינה ובאמצעות רפורמות מבניות ופיתוח הרגולציה. תכליתן של אלו לייעל את דרכי הפעולה בענף וליצור כללי משחק חדשים בהסרת מְגבלות מִנהליות שונות ובשחרור 'צווארי בקבוק'.

בכל הקשור להשקעות המדינה בתשתיות, מתאפיינת הצעת התקציב לשנות הכספים 2012-2011 בהגדלת ההשקעות הישירות בכבישים, ברכבות ובמפעלי הַשָׁבַת מים; בהמשך הסיוע למימון מפעלי ביוב ברשויות המקומיות; בהגדלת הסיוע להשקעות של חברות למים ולביוב, שיוקמו על ידי רשויות מקומיות; בהמשך טיפול בתכנון בכלל ובתכנון לבנייה למגורים בפרט; ובמיקוד המעורבות הממשלתית בפיתוח של אתרים לבנייה למגורים.

למותר לציין כי ההשקעות בתשתית מבוצעות גם בידי גופים שאינם נכללים בתקציב המדינה, כגון: חברת החשמל לישראל, חברת נמלי ישראל — פיתוח ונכסים בע"מ (לשעבר רשות הנמלים), רשות שדות התעופה, חברת 'מקורות' ועוד. בשנים 2012-2011 צפוי גידול בכלל ההשקעות במשק, על ידי גופים אלה ועל ידי הגופים המתוקצבים כאחד, לעומת ההשקעות ב-2010. יצוין כי פעילויות מרכזיות שמומנו בעבר מתקציב המדינה, מועברות ברחבי העולם במידה גוברת והולכת לידי המגזר הפרטי. גם בישראל הושם דגש על מגמה זו בשנים האחרונות, בראש ובראשונה בתחומי תשתית התחבורה (כבישי האגרה), ייצור חשמל ותשתיות מים וביוב. בדרך זו התווספו מקורות למימון התשתיות וגוברת יעילות הפעלתן.

סך ההוצאה התקציבית לתשתית ולבינוי לשנות הכספים 2012-2011 עומד על 16.9 מיליארד ש"ח ו-17.9 מיליארד ש"ח בהתאמה, כ-6.3% מסך ההוצאה התקציבית.

הצעת תקציב המשרדים לתשתיות ולבינוי (כולל תקציבי הפיתוח) לשנות הכספים 2012-2011

במחירים שוטפים, במיליארדי ש"ח

שנה	2011	2012
המשרד לתשתיות לאומיות	0.1	0.1
משרד התחבורה	9.8	10.7
משרד הבינוי והשיכון	1.8	1.7
מענקי בינוי ושיכון	2.0	2.0
הרשות הממשלתית למים וביוב	1.4	1.4
סך הכול	**15.1**	**15.9**

משרד התשתיות הלאומיות

הצעת תקציב משרד התשתיות הלאומיות לשנות הכספים 2012-2011 (סעיף 34) מסתכמת בכ-182 מיליון ש"ח ובכ-188 מיליון ש"ח בהתאמה, מהם כ-133 מיליון ש"ח וכ-139 מיליון ש"ח בהתאמה בהוצאה נטו, וכ-49 מיליון ש"ח בכל אחת מהשנים בהוצאה מותנית בהכנסה.

הצעת תקציב התמיכות של משרד התשתיות לשנות הכספים 2012-2011 (סעיף 3210 – הוצאות משק הדלק) מסתכמת בכ-154 מיליון ש"ח בהוצאה נטו לכל אחת מהשנים.

משרד התשתיות הלאומיות מופקד, בין היתר, על תכנונה ועל ביצועה של המדיניות הלאומית בתחום האנרגיה ותשתית משאבי הטבע במדינת ישראל. הפעילות הממשלתית בתחום זה מתבטאת בתכנון התפתחותו של משק האנרגיה, בקביעת מדיניות ויישומה במשק הישראלי, בהסדרת המבנה הענפי של התחומים השונים של משק האנרגיה הישראלי, בהסדרת המבנה הענפי של התחומים השונים של משק האנרגיה הישראלי, בפיקוח על משק הדלק ומשק החשמל, בהסדרת חיפושי הנפט והגז, בייעול השימוש באנרגיה, בפיתוח מקורות אנרגיה חלופיים ובארגון משק האנרגיה לשעת חירום. כמו כן, המשרד עורך מחקרים מקיפים בתחום מדעי האדמה תוך פיתוח תשתיות של מידע טכנולוגי, מדעי וכלכלי לשימוש כל מגזרי המשק.

דגשים לשנות הכספים 2012-2011

- **משק החשמל**

הרפורמה במשק החשמל – כחלק מקידום הרפורמה במשק החשמל, בימים אלו מוקמת חברת ניהול המערכת. הקמת חברת הייצור נמצאת בשלבים מתקדמים של בחירת מנכ"ל (צפי בחירה עד סוף שנת 2010). כמו כן מתקיימים מגעים שוטפים עם החברה ועם ההסתדרות על מנת לנסות להגיע להסכמות על שינוי מבני מוסכם במשק החשמל ובחברת החשמל. צפוי כי מגעים אלו ואולי אף הגעה להסכמים יתרחשו בשנים הקרובות.

אנרגיות מתחדשות – החלטת ממשלה מספר 4450 מיום 29 בינואר 2009 קבעה יעד לקידום אנרגיות מתחדשות. על מנת לעמוד ביעדי החלטת הממשלה גיבש משרד התשתיות הלאומיות במהלך השנה מסמך מדיניות בנוגע ליצרני חשמל באנרגיות מתחדשות. המסמך כולל בין היתר יעדים ומועדי כניסה משוערים של יצרני חשמל פרטיים בהתאם לטכנולוגיית האנרגיות המתחדשות. בהתאמה פרסמה רשות החשמל תעריפים וכמויות למתקנים קטנים ובינוניים של ייצור חשמל בטכנולוגיה סולארית. כמו כן, משרד התשתיות הלאומיות גיבש קול קורא להקמת חוות רוח בשיתוף עם מינהל מקרקעי ישראל, והוא צפוי להתפרסם עוד במהלך שנת 2010. בנוסף פורסם מכרז סולארי באשלים בהיקף של כ-220 מגהוואט בשתי טכנולוגיות סולאריות: טכנולוגיה פוטו-וולטאית וטכנולוגיה תרמו-

סולארית. במהלך 2010 ההצעות אמורות להתקבל ובמהלך שנת 2011 צפויה להתבצע הסגירה הפיננסית, כך ששנת היעד לתחילת הפעלת תחנות הכוח היא 2013.

התייעלות אנרגטית — בקיץ 2010 פורסמה תכנית משרד התשתיות להתייעלות אנרגטית, שתכליתה גיבוש תכנית אופרטיבית לעמידה ביעד הממשלה לצמצום עד 20% מצריכת החשמל הצפויה בשנת 2020. התכנית כוללת פירוט התכניות האופרטיביות לביצוע בכלל מגזרי המשק, ובהם — מגזר משקי הבית, המגזר התעשייתי, המגזר המסחרי-ציבורי כולל הרשויות המקומיות, המגזר החקלאי ומשק המים. כמו כן, התכנית מגדירה את סדרי העדיפויות למימושה וכן את היקפי הצריכה הצפויים להיות מושגים עקב מימוש תכניות ההתייעלות עד לשנת 2020.

ביום 14 במארס 2010 קיבלה הממשלה החלטה בנושא "גיבוש תכנית לאומית להפחתת פליטות גזי חממה". בעקבותיה הוקמה ועדת מנכ"לים בראשות המנהל הכללי של משרד האוצר, ותפקידה להמליץ על אמצעי מדיניות נדרשים להפחתת פליטות גזי חממה במדינת ישראל ולבחינת האפשרויות לניצול הזדמנויות לצמיחת המשק המקומי הנובעות מהתהליך הבין-לאומי בנושא זה. לצורך יישום ההחלטה הוקמו ארבע ועדות משנה בתחומים: התייעלות אנרגטית, בנייה ירוקה, תחבורה ותהליכי ייצור חשמל. הוועדה צפויה להגיש את המלצותיה לממשלה עד ליום 10 באוקטובר 2010. בהתאם לכך, בשנים 2012-2011 צפוי יישום ההמלצות של הוועדה בנושאים השונים.

נוסף על כך, בשנת 2010 פרסם משרד התשתיות תכניות התייעלות שונות במגזרים התעשייתי והמסחרי-ציבורי, בין היתר כדוגמת תכניות ההתייעלות בענף המלונאות. המשרד פרסם מכרזים להפצת נורות חסכוניות בקרב מגזר משקי הבית, חלוקת מקררים יעילים אנרגטית בקרב שכבות מעוטות יכולת ועוד. מהלך זה צפוי להימשך גם בשנת 2011, ובשנת 2012 צפויות המלצות ועדת המנכ"לים כאמור לעיל להחליף פעילות זאת בפעילות רחבת היקף הרבה יותר.

במקביל נעשית עבודת מטה ממשלתית שתימשך גם בשנים 2012-2011 לגיבוש תקנים ולהחלת תקנות לגבי מוצרים חשמליים שונים כגון נורות חסכוניות, מקלטי טלוויזיה, החלת חוק מקורות אנרגיה על המגזר הממשלתי (באופן שיחויב במינוי ממונה אנרגיה, ביצוע סקרי התייעלות אנרגטית ועמידה בתקנות להתייעלות אנרגטית) ועוד.

- **חיפושי נפט וגז טבעי**

מדיניות פיסקאלית — חוק הנפט, תשי"ב-1952, מסדיר את הפעילות בענף חיפושי הנפט והגז הטבעי. לאור התגליות המשמעותיות של גז טבעי בישראל ובמרחב הימי שלחופיה, ביום 12 באפריל 2010 מינה שר האוצר ועדה לבחינת המדיניות הפיסקאלית בנושא משאבי נפט וגז טבעי בישראל. מטרות הוועדה הן לבחון את המערכת הפיסקאלית הנהוגה בישראל ואת ההשלכות האפשריות של הגילויים העכשוויים והעתידיים על הכלכלה הישראלית ולהציע מדיניות פיסקאלית עדכנית. הוועדה תגיש את המלצותיה לא יאוחר מיום 31 באוקטובר 2010. בשנת 2011 צפוי כי הממשלה תפעל ליישום המלצות הוועדה לרבות באמצעות חקיקה.

חוק הנפט — לאור ההתפתחויות האחרונות בתחום, ההשלכות שיש להחלטות על השימוש והקצאת משאבי הטבע של המדינה הפכו משמעותיות ביותר. על כן, במסגרת התכנית הכלכלית לשנים 2012-2011 (החלטת ממשלה מספר 2007 מיום 15 ביולי 2010), החליטה הממשלה לשלב את נציגי משרד האוצר ומשרד התשתיות הלאומיות במועצה המייעצת, כהגדרתה בחוק הנפט, שסמכויותיה הן, בין היתר, ייעוץ לשר התשתיות הלאומיות בעניין השטחים

הפתוחים לחיפוש נפט ולהפקתו, סגירה ופתיחה של שטחי חיפוש וכן בעניין הענקת היתרים ורישיונות לחיפוש נפט ולהפקתו.

- ## משק הדלק

קידום חוק משק הדלק – בימים אלה מקדמת הממשלה הצעת חוק משק הדלק. מטרת החוק היא להסדיר את מכלול הפעילויות במשק הדלק, בעיקר בהיבטים הכלכליים לקבוע משטר רישוי ורגולציה מתאימה במשק הדלק. ההסדרה והפיקוח המוצעים יכללו את כל שרשרת הפעילויות במשק הדלק – ייצור, זיקוק, שיווק, מכירה, אחסון והובלה, ובהיבטים מסוימים גם ייבוא וייצוא, באופן שיבטיח אמינות, זמינות, רציפות אספקה, איכות ויעילות, כל זאת תוך יצירת תנאים תחרותיים ומבלי לפגוע בהיבטי השמירה על הבטיחות ועל הסביבה. קידום החוק ייעשה גם במהלך שנת 2011 מתוך כוונה להביא לאישורו הסופי עד סוף השנה.

כיום לא קיים חוק המסדיר את פעילות משק הדלק. הרקע לכך הוא מבנה משק הדלק בעבר, אשר עד לשנת 1988 הורכב ממספר מצומצם מאוד של חברות, חלקן הגדול בבעלות ממשלתית, ולממשלה הייתה יכולת השפעה ניכרת במשק הדלק באמצעות פיקוח על המחירים. כיום, עם כניסת חברות שיווק נוספות למשק, הפרטת חברות ופקיעת זיכיונות שניתנו על ידי המדינה, עולה הצורך בהסדרה כוללת של משק הדלק, בעיקר באמצעות יצירת משטר של רישוי.

הפנמת עלויות חיצוניות של פליטת מזהמים – לצריכת הדלק ולייצור החשמל השפעות חיצוניות שליליות שאינן מגולמות במלואן במחיר הדלק והחשמל, ביניהן השפעות סביבתיות, השפעות בריאותיות, יצירת תלות במקורות נפט וניצול משאבי טבע במחסור. הטלת מס על המוצרים כאמור מטמיעה חלקית את ההשפעות החיצוניות השליליות במחיר, ובכך משפיעה על החלטות היצרנים והצרכנים בשווקי המוצרים האמורים באופן שישפר את היעילות הכלכלית במשק. בעקבות כך ומסיבות פיסקאליות, במסגרת התוכנית הכלכלית לשנים 2012-2011 (החלטת ממשלה מספר 2059 מיום 15 ביולי 2010), החליטה הממשלה להעלות את הבלו ואת מס הקנייה המוטל על בנזין, סולר, פחם, קרוסין ותערובת דלק.

משרד התחבורה

הצעת התקציב המיועד לתחומי התחבורה השונים לשנות הכספים 2012-2011 (סעיפים 40, 79 והתחומים הרלוונטיים מסעיפים 32 ו-83) מסתכמת בכ-12.8 מיליארד ש"ח ובכ-14 מיליארד ש"ח בהתאמה בהוצאה נטו; בכ-227 מיליון ש"ח בכל אחת מהשנים הללו בהוצאה מותנית בהכנסה; ובכ-16.5 מיליארד ש"ח וכ-20.5 מיליארד ש"ח בהתאמה בהרשאה להתחייב.

הצעת התקציב השוטף של המשרד מסתכמת בכ-417 מיליון ש"ח בשנת 2011 ובכ-414 מיליון ש"ח בשנת 2012 בהוצאה נטו. הצעת התקציב לפיתוח הכבישים והתחבורה הציבורית מסתכמת בכ-8.3 מיליארד ש"ח בשנת 2011 ובכ-8.3 מיליארד ש"ח בשנת 2011 בהוצאה נטו. הצעת תקציב הפיתוח של רכבת ישראל מסתכמת בכ-1.1 מיליארד ש"ח בשנת 2011 ובכ-2 מיליארד ש"ח בשנת 2012 בהוצאה נטו, לא כולל קרן החזרי המע"מ של חברת רכבת ישראל. הצעת תקציב התמיכות בתחבורה מסתכמת בכ-3 מיליארד ש"ח בשנת 2011 ובכ-3.3 מיליארד ש"ח בשנת 2012 בהוצאה נטו.

משרד התחבורה אחראי על פיתוח והסדרה של מערכות התחבורה היבשתית, האווירית והימית בישראל. מערכת התחבורה היא תשתית משקית, שמטרתה לאפשר קשר בין מוקדי הפעילות השונים במדינה ומחוצה לה. פעילות ענף התחבורה ויעילותו נבחנות במידת תרומתו ליעדים הלאומיים ובהיענותו לצורכי המשק ולתושבי המדינה. ההשקעות במשק התחבורה מהוות בסיס לקידום הפיתוח הכלכלי של המשק כולו ומאפשרות את התפתחותם של ענפים אחרים.

דגשים לשנות הכספים 2012-2011

היקף תקציב הפיתוח במשרד התחבורה צמח בין השנים 2010-2005 בכ-37% וגדל מכ-6.2 מיליארד ש"ח לכדי 8.6 מיליארד ש"ח. בנוסף, עד שנת 2012 גדל תקציב הפיתוח בעוד 24% לעומת שנת 2010 והוא יעמוד על כ-10.7 מיליארד ש"ח.

תקציב התמיכות גדל גם הוא באופן משמעותי בין השנים 2010-2005 בכ-30% מכ-2 מיליארד ש"ח לכדי 2.6 מיליארד ש"ח. בנוסף, עד שנת 2012 גדל תקציב התמיכות בעוד 23% לעומת שנת 2010 והוא יעמוד על כ-3.2 מיליארד ש"ח

- **פיתוח תשתיות התחבורה**

פיתוח תשתיות התחבורה שאינן יבשתיות ממומן באמצעים חוץ-תקציביים. פיתוח שדות התעופה בישראל מבוצע על ידי רשות שדות התעופה המממנת את פיתוח השדות מהכנסותיה מאגרות וממסחר, בהיקף של כמיליארד ש"ח בשנת 2011 וכ-840 מיליון ש"ח בשנת 2012. פיתוח נמלי הים של ישראל מבוצע על ידי חברת נמלי ישראל, המממנת את



תקציב התחבורה
(במיליוני ש"ח, במחירים שוטפים)
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2012
2011
2010
2009
2008
2007
2006
2005
פיתוח, כולל קרן המע"מ
תמיכות
שוטף

הערה: הפער בין סך תקציבי הפיתוח בתרשים זה לעומת התרשים שבפרק המדיניות הכלכלית ומדיניות התקציב, נובע מכך שבתרשים זה התווסף לחישוב גם השימוש בקרן המע"מ של הרכבת בשנים 2012-2011 כמקור חוץ-תקציבי.

פעילות הפיתוח מהכנסותיה מהפעילות הנמלית בהיקף של כ-350 מיליון ש"ח בכל אחת מהשנים 2012-2011. תשתיות התחבורה היבשתית ממומנות ברובן מתקציב המדינה ומקצתן ממומנות על ידי הסקטור הפרטי במסגרת פרויקטים המוקמים בשיתוף בין הממשלה לבין הסקטור הפרטי.

בהתאם לאופיו הפרויקטלי של תחום פיתוח תשתיות התחבורה היבשתית, הוא מחייב עבודה על פי תכניות רב-שנתיות תוך הקפדה על בקרה והתנהלות לפי סדרי עדיפויות מוגדרים.

להשקעה בתשתית נודעת השפעה על שיעור הצמיחה ארוכת הטווח של המשק. הגברת היקף ההשקעות בתשתית היא אמצעי מרכזי של המדיניות הכלכלית. השקעות בתשתית נועדו ליצור תשתית מודרנית ויעילה ועל ידי כך לסייע בהסרת חסמים, המקשים על ההתפתחות המשקית ולאפשר צמיחה של המגזר העסקי. ההשקעה בפיתוח התחבורה נועדה ליצור תשתית בטוחה יותר לנהגים. כמו כן, נודעת להשקעה בתשתיות התחבורה חשיבות רבה בכל הקשור לקירוב הפריפריה למרכז הארץ ולמרכזים המטרופוליניים תוך הגדלת הזדמנויות התעסוקה, הצריכה והפנאי של תושבי הפריפריה.

במסגרת התכנית לטיפול במשבר הכלכלי הוחלט בשנת 2008 על תכנית ההאצה במשק שבמסגרתה נכללה השקעה ממשלתית מוגברת בתשתיות ציבוריות. מטרת התכנית הייתה להגביר את הפעילות והצמיחה במשק וליצור מקומות עבודה נוספים כבר בטווח הזמן הקצר. במסגרת תכנית ההאצה נכללו פרויקטים הזמינים לביצוע בטווח השנים -2009

2011, בעלי תשואה כלכלית ארוכת טווח למשק. בתחום התחבורה נכללו השקעות בפרויקטים חדשים בהיקף של למעלה מ-5 מיליארד ש"ח בכבישים בין-עירוניים, כבישים עירוניים, תחבורה ציבורית ותשתית מסילתית. ההשקעה הנוספת בתשתיות בשנים אלו מייצרת כ-10,000 מקומות עבודה לתקופה של כשלוש שנים בממוצע.

ב-24 בפברואר 2010 קיבלה הממשלה את החלטה מספר 1421, בדבר הוצאה לפועל של תכנית "נתיבי ישראל", שעיקרה הקמת כבישים ומסילות רכבת בצפון ובדרום הארץ, כפי שיפורט בהמשך.

תקציב הפיתוח של משרד התחבורה (כולל רכבת ישראל) גדל בין השנים 2010-2005 בכ-70% והגיע עד כ-8.3 מיליארד ש"ח. בנוסף, עד שנת 2012 יגדל תקציב הפיתוח בעוד 22% ויגיע ל-10.2 מיליארד ש"ח. עיקר הגידול בתקציב הפיתוח בשנים 2012-2011 נובע מתקצוב תכנית נתיבי ישראל ומהגידול הצפוי בתקציבי מערכות להסעת המונים בשנת 2011, בשל תשלום מענק ההקמה הצפוי ברכבת הקלה בירושלים.

- **בדיקות הכדאיות הכלכלית לפרויקטי תחבורה**

על מנת ליצור סדר עדיפויות נכון ותכנון יעיל של קידום פרויקטים להשקעה בתשתיות התחבורה השונות, נדרשת מערכת אחידה של מדדים ושיטות להערכת התועלות והעלויות הכלכליות-חברתיות של פרויקטי התחבורה. תרומתם של הפרויקטים באה לידי ביטוי באופנים רבים, ביניהם: שיפור בזמני הנסיעה, שיפור בנגישות, צמצום עלויות התפעול של כלי הרכב, הגברת הבטיחות בדרכים וצמצום הפגיעה באיכות הסביבה. נוהל פר"ת (פרויקטי תחבורה) הוא נוהל לבדיקת כדאיותם הכלכלית של פרויקטי תחבורה למשק והוא מרכז את כלל ההנחיות לעריכת בדיקות כדאיות כלכליות. כיום מבוצעות עבודות רבות לעדכון ולשיפור הנוהל בתחומים הבאים: סביבה; ערכי קרקע; פיתוח אורבני, אזורי וכלכלי; עדכון עלויות תפעול כלי רכב ועוד. לקראת אמצע שנת 2011 עתידה להתפרסם גרסה חדשה, מלאה ומעודכנת של הנוהל.

- **כבישים עירוניים**

תקציב פיתוח הכבישים העירוניים לשנים 2012-2011 (ללא תקציבי הפיתוח המשלימים ברשויות המקומיות ובתקציב משרדי ממשלה אחרים) מסתכם בכ-975 מיליון ש"ח בכל אחת מהשנים בהוצאה נטו (לא כולל תקציב הרשות הלאומית לבטיחות בדרכים), כ-60 מיליון ש"ח בכל אחת מהשנים בהוצאה מותנית בהכנסה ובכ-2 מיליארד ש"ח בכל אחת מהשנים בהרשאה להתחייב.

הרשות המקומית היא האחראית לפיתוח, לסלילה ולאחזקה של כבישים, מדרכות, תמרורים ומתקני תחבורה אחרים הנמצאים בתחום שיפוטה. תקציבי הפיתוח של משרד התחבורה בתחום זה מיועדים להשתתפות המשרד בתכניות הרשויות המקומיות לביצוע פרויקטי תחבורה שונים. אחוז ההשתתפות של משרד התחבורה במימון פרויקטים ברשויות המקומיות נע בין 70% ל- 100%. המצב הסוציו-אקונומי של הרשות הוא המרכיב הדומיננטי בקביעת אחוז ההשתתפות. המשרד משתתף במימון פרויקטים כמפורט להלן:

השתתפות בפיתוח עורקי תחבורה עירוניים להקלת עומסי התנועה – מימון הקמתם של פרויקטי תחבורה הכוללים סלילת עורקי תחבורה חדשים או שיפור והרחבת עורקי תחבורה קיימים. פרויקטים אלו הם בעלי תשואה כלכלית למשק, בהתאם לבדיקת הכדאיות הכלכלית הנערכת על ידי משרד התחבורה.

הגברת הבטיחות בדרכים – מימון הקמתם של פרויקטים המוגדרים כתשתית בטיחות וטיפול בנקודות תורפה בטיחותיות. במסגרת זו מבוצעים פרויקטים בקטע דרך או בצומת שבו אירעו מספר תאונות דרכים ומשופרות התשתיות בקרבת מוסדות חינוך.

- **פיתוח התחבורה הציבורית**

תקציב פיתוח התחבורה הציבורית והסעת המונים (לא כולל רכבת ישראל) לשנים 2012-2011 מסתכם בכ-1.9 מיליארד ש"ח ו- 1.2 מיליארד ש"ח בהתאמה בהוצאה; בכ-13 מיליון ש"ח בכל אחת מהשנים בהוצאה מותנית בהכנסה; ובכ-1.7 מיליארד ש"ח וכ-5.2 מיליארד ש"ח בהתאמה בהרשאה להתחייב. התקציב מיועד בעיקרו לתכנון מערכות להסעת המונים באזורים שונים ולהקמת מערכות הסעת המונים בירושלים, במטרופולין תל-אביב ובמטרופולין חיפה.

במטרופולין תל אביב מושלמות עבודות העתקת התשתיות והפינויים לקו הראשון של הרכבת הקלה ומתוכננת היציאה לביצוע מערכת BRT השרון כבר במהלך שנת 2011. בנוסף, מקודם תכנון של קווים נוספים ברשת קווי הסעת ההמונים המתוכננת למטרופולין, כגון הקו הירוק, הקו הסגול, הקו החום והקו הצהוב. במהלך שנת 2012 מתוכננות לביצוע העבודות הראשונות להעתקת התשתיות במסגרת הקו הירוק, קו שיחבר בין חולון וראשון לציון בדרום להרצליה בצפון. שתי מערכות BRT מקודמות בנתניה ובין רחובות לתל אביב. מערכת BRT נתניה נמצאת בשלבים מתקדמים של תכנון וייתכן שניתן יהיה להתחיל בביצוע הפרויקט כבר במהלך 2011. פרויקט נוסף המבוצע במטרופולין הוא התכנית לארגון מחדש של התחבורה הציבורית בעיר. פרויקט זה יחל במהלך 2010 והוא צפוי להסתיים במהלך 2012.

בירושלים מתוכנן תשלום מענק ההקמה הסופי בפרויקט רק"ל (הרכבת הקלה) ירושלים במהלך 2011. בנוסף מקודמת תכנית החומש למערכות התחבורה בירושלים, הכוללת הארכות לקו הרק"ל לנווה יעקוב בצפון ולהדסה עין כרם בדרום, שלוחות לקמפוס האוניברסיטה העברית בהר הצופים ובגבעת רם וקווים נוספים. בנוסף כלולים פרויקטים משלימים לרכבת הקלה כגון נתיבי אופניים, חניונים ומערכות תנועה משלימות.

בחיפה יימשכו בשנים 2012-2011 עבודות להקמת מערכת המטרונית, פרויקט ה-BRT במטרופולין. מערכת זו מתוכננת להפעלה בשנת 2012. בנוסף, וכתלות בהגעה להסכמות בין משרדי התחבורה, האוצר ועיריית חיפה, יקודם פרויקט הרכבל בחיפה. הרכבל ישמש לתחבורה ציבורית מצומת הצ'ק פוסט לטכניון ולאוניברסיטת חיפה. במקביל החל בשנת 2008 תכנון מערכות הסעת המונים בבאר שבע וכן תכנון מערכת הסעת המונים שתחבר את נצרת וחיפה.

התקציב האמור מיועד לשמש גם לפיתוח נתיבים בלעדיים לתחבורה הציבורית ולהקמתן של מערכות בקרה, אכיפה, ניהול ותכנון התחבורה הציבורית, במסגרת המגמה לשיפור איכות הנסיעה בתחבורה הציבורית באוטובוסים ולעידוד השימוש בה. דוגמאות לפעולות אלו הן הקמת מרכזי בקרה למתן העדפה ברמזורים לתחבורה הציבורית והקמת מרכז מידע לציבור.

• כבישים בין-עירוניים

תקציב פיתוח הכבישים הבין-עירוניים שיבוצע באמצעות החברה הלאומית לדרכים (מע"צ החדשה) לשנים 2011 ו-2012 (תקציב הכולל תכנון, פיתוח, אחזקה, בטיחות, בקרה ומחקר ופיתוח ואינו כולל את תכנית "נתיבי ישראל") מסתכם בכ-3.8 מיליארד ש"ח וכ-4 מיליארד ש"ח בהתאמה בהוצאה; בכ-25 מיליון ש"ח בכל אחת מהשנים בהתאמה בהוצאה מותנית בהכנסה; ובכ-4.5 מיליארד ש"ח וכ-5.4 מיליארד ש"ח בהתאמה בהרשאה להתחייב.

באמצעות החברה הלאומית לדרכים מקודמים פרויקטים בכל חלקי הארץ בהתאם לתכנית הרב-שנתית. בשנים 2011-2012 מתמקדת החברה בהמשך הביצוע של הפרויקטים המפורטים להלן:

- הפרויקטים העיקריים באזור המרכז: הרחבת כביש 2 בין נתניה לנעורים, השלמת מכבית לדרך מהירה (471), סיום מחלף חולון מזרח, הקמת מחלפון נחלים, שדרוג כביש 1 בין מישור אדומים לצומת השומרוני הטוב.
- הפרויקטים העיקריים באזור חיפה והצפון: שדרוג כביש 70 בין כביש 2 לכביש 4, שדרוג כביש 77 בין צומת ישי לצומת המוביל, שדרוג ומחלוף כביש 79 בקטע מחלפון טל-סומך-המוביל-סוללים ובניית כביש עוקף קריות.
- הפרויקטים העיקריים באזור הדרום: שדרוג כביש הערבה מצפון לאילת, שדרוג כביש 40 ממחנה נתן לצומת הנגב, סיום עוקף מזרחי לבאר שבע והקמת גשר ניצנה.

בנוסף מקודמים הנושאים הבאים:

- תכנון וקידום זמינות של פרויקטים עתידיים.
- פיתוח כבישים במגזרי המיעוטים ובפריפריה, בהתאם להחלטות הממשלה בנושא.
- פיתוח מערכת בקרת תנועה ותפעולה.
- מחקר ופיתוח.
- פרויקטים בטיחותיים, כגון: הסדרת עקומות ושיפור קטעים מבחינה בטיחותית, טיפול בצמתים, הוספת אביזרי בטיחות, מעקות ועוד.
- אחזקת כבישים בין-עירוניים – פרט לפיתוח רשת הכבישים, עוסקת החברה הלאומית לדרכים באחזקתם השוטפת. הפעילויות העיקריות בתחום האחזקה הן ריבוד ושיקום המיסעה, אחזקת גשרים ומחלפים, אחזקת אמצעי תאורה ותמרורים, ניקיון, ניקוז ותחזוקה שוטפת. החל מהמחצית השנייה של שנת 2010, ולמשך 20 שנה, יתוחזקו 270 ק"מ כביש באזור חדרה ע"י זכיין פרטי בשיטת "PFI אחזקה" (Private Finance Initiative). הזכיין ישקם את הכבישים הקיימים לרמה טובה, יהיה אחראי על אחזקתם לאורך התקופה על פי סטנדרט גבוה ובסוף תקופת הזיכיון ימסור את הכבישים בחזרה למע"צ במצב תקין.

במהלך שנת 2010 צפויה להתגבש תכנית רב-שנתית חדשה לחברה הלאומית לדרכים לשנים 2011-2015. התכנית תכלול בניית כבישים חדשים בצפון, במרכז ובדרום הארץ; שדרוג כבישים קיימים ע"י הוספת נתיבים ושדרוג צמתים

למחלפים והמשך טיפול במוקדי סיכון; אחזקה שוטפת והקמתן של מערכות לניהול ובקרת תנועה. פרט לאמור תעסוק החברה גם בהקמתן של מסילות רכבת בהתאם לתכנית "נתיבי ישראל".

- **כביש חוצה ישראל**

תקציב הפיתוח של חברת כביש חוצה ישראל לשנים 2012-2011 מסתכם בכ-110 מיליון ש"ח ובכ-70 מיליון ש"ח בהתאמה בהוצאה; ובכ-64 מיליון ש"ח וכ-38 מיליון ש"ח בהתאמה בהרשאה להתחייב, לא כולל תכנית "נתיבי ישראל". עיקר התקציב מיועד לאחזקת קטעים 20-19 בדרום, פיקוח על זכיינים, תשלום עבור תביעות והפקעת קרקעות וכן מימון פעילות החברה.

בעקבות תכנית "נתיבי ישראל", צפויה להתרחב פעילות חברת כביש חוצה ישראל ולכלול גם הקמת קטעים נוספים של כביש 6 וגם תכנון של כבישים ומסילות רכבת ברחבי הארץ. לשם כך מתוכנן להיחתם במהלך שנת 2010 הסכם תפעול ומימון בין המדינה לחברה, אשר ימסד את יחסי העבודה על בסיס תכניות עבודה שנתיות ורב-שנתיות.

בהתאם להחלטת הממשלה מספר 2009 מיום 15 ביולי 2010, צפויה החברה לקבל לאחריותה את הפיקוח והבקרה על מנהרות הכרמל ועל הנתיב המהיר לת"א מיום פתיחתם לתנועה, באופן דומה לנעשה עם זכיינית כביש 6.

- **תכנית "נתיבי ישראל"**

ב-24 בפברואר 2010 קיבלה הממשלה את החלטה מספר 1421, בדבר הוצאה לפועל של תכנית "נתיבי ישראל", שעיקרה הקמת כבישים ומסילות רכבת בצפון ובדרום הארץ. התכנית מכילה הן פרויקטים לתכנון בלבד והן פרויקטים לביצוע, והיקפה התקציבי עומד על 27.5 מיליארד ש"ח, מתוכם מוצע לתקצב, בהתאם להערכות באשר לקצב הביצוע הצפוי של התכנית 1.1 מיליארד ש"ח ב-2011 ו-1.7 מיליארד ש"ח ב-2012 בהוצאה נטו וכן 7.7 מיליארד ש"ח ב-2011 וכ-6.8 מיליארד ש"ח בהרשאה להתחייב.

בין הפרויקטים לביצוע ניתן למנות את כביש חוצה ישראל בצפון עד צומת סומך ובדרום עד צומת שוקת, מסילת רכבת לכרמיאל, מסילת רכבת העמק (חיפה-בית שאן), מחלוף והכפלת הכבישים בין יקנעם לצומת עמיעד וחשמול מערך הרכבות הארצי. כמו כן כוללת התכנית הצטיידות של חברת רכבת ישראל בקרונות ובקטרים לצורך תפעול רשת המסילות ושיפור מערך התחזוקה הקיים ברכבת ישראל.

בין הפרויקטים לתכנון נמצאים מסילת הרכבת המזרחית, כביש 6 עד כברי בצפון ועד צומת הנגב בדרום, מסילת רכבת הערבה, מסילת הרכבת לקריית שמונה, רכבת זבולון, רכבת קלה חיפה-נצרת ושדרוג כביש 71 בעמק יזרעאל.

תקציב הפיתוח של חברת רכבת ישראל

תקציב הפיתוח של חברת רכבת ישראל נכלל בסעיף 83 — "הוצאות פיתוח אחרות" במסגרת תחום הפעולה תמיכה בחברות (8306). התקציב לשנים 2012-2011, ללא הפרויקטים הכלולים בתכנית "נתיבי ישראל", מסתכם בכ-1.1

מיליארד ש"ח ובכ-2 מיליארד ש"ח בהתאמה בהוצאה נטו. הביצוע הצפוי במהלך 2011 עומד על כ-2.5 מיליארד ש"ח וב-2012 על כ-2 מיליארד ש"ח. מקור המימון לפער שבין גובה התקציב לביצוע הצפוי הוא קרן המע"מ של חברת רכבת ישראל, העומדת כיום על כ-2.2 מיליארד ש"ח. מקורות קרן המע"מ הם סך החזרי המע"מ שמקבלת חברת רכבת ישראל בגין פעולותיה. סך מקורות אלו מיועד לממן את תכנית הפיתוח הרב-שנתית של חברת רכבת ישראל.

בשנת 2004 נחתם הסכם עקרונות בין המדינה לבין חברת הרכבת ובמסגרתו תוקצבו 20 מיליארד ש"ח לביצוע 33 פרויקטים רכבתיים. בשל החריגות באומדני הפרויקטים, כמו גם החריגות במועד סיומם, נדרש עדכון של ההסכם הן בהיקפו התקציבי, הן בלוחות הזמנים לביצועו והן באמצעי הבקרה. לאור כל זאת נחתם באוגוסט 2008 הסכם הפיתוח המפורט, שעל פיו יעמוד תקציב הפיתוח עד לשנת 2012 על כ-29.6 מיליארד ש"ח. במסגרת תקציב זה תוגברו מספר פרויקטים בהשוואה לאומדן תכנית הפיתוח המקורית, ואילו ביצועם של פרויקטים אחרים בוטל או שהוחלט לקדם את זמינותם לקראת ביצוע בלבד. הסכם הפיתוח מסדיר את אופן ההתחשבנות בין המדינה לחברה בקשר לתכנית הפיתוח וקובע אבני דרך למעקב ולבקרה אחר התקדמות הפרויקטים ועלותם התקציבית. הלקחים שהופקו מהתהליך נוגעים בעיקרם לתקצוב לפי אבני דרך, שימוש בחברת בקרה חיצונית, סיום ההליכים הסטטוטוריים לפני פרסום מכרזי ביצוע וייעול מערך ניהול הפרויקטים ברכבת. עד לסוף שנת 2009 הוצאו כ-14.3 מיליארד ש"ח במסגרת התכנית, והיתרה תבוצע ברובה בשנים 2013-2010.

בשנת 2011 צפויות להסתיים העבודות בהכפלת קו ת"א-כפר סבא ובבניית קו חדש בין ת"א לראשל"צ מערב. בשנת 2012 צפויות להסתיים העבודות בהכפלת קו לוד-באר שבע, ובבניית קו חדש בין ראשל"צ מערב לבני דרום. כמו כן צפויות להתבצע במהלך השנים הללו עבודות במספר פרויקטים נוספים. פרט לאמור תמשיך חברת הרכבת בביצוע תכנית ההצטיידות ותרכוש 153 קרונות נוסעים ו-23 קטרים ותמשיך בפעילות שדרוג מערך התקשורת, המחשוב והבקרה ואחזקת הציוד הנייד.

בנוסף, חברת הרכבת משקיעה כ-1.9 מיליארד ש"ח בפרויקטי שירות (טיפול במפגשים, משק אחזקת נייד ותשתיות, שדרוג תקשורת למחשוב, תחנות נוסעים, ביטחון ובטיחות).

תכנית הפיתוח מעודכנת באופן שוטף על ידי הממשלה. לאחרונה הוחלט על השלמת תקצובו של קו הרכבת בין אשקלון לבאר שבע ועל ביצוע פרויקט הגדלת קיבולת בתוואי איילון.

תקציב התמיכות בתחבורה

ענף התחבורה הציבורית הוא ענף המפוקח ומנוהל על ידי הממשלה. התעריפים נקבעים בצו החתום על ידי שרי התחבורה והאוצר, וקווי השירות ומאפייניהם מוגדרים ברישיונות קווי שירות הניתנים על ידי משרד התחבורה. תקציב התמיכות בתחבורה כולל: תמיכות בתחבורה הציבורית – באוטובוסים אשר מהווה את עיקר התמיכות, תמיכות ברכבת ישראל, תמיכות בספנות ותמיכות בתעופה הפנים-ארצית.

התמיכה התקציבית בתחום התחבורה תעמוד בשנים 2012-2011 על סך של כ-3.1 מיליארד ש"ח וכ-3.3 מיליארד ש"ח בהתאמה, מתוכם כ-3 מיליארד ש"ח וכ-3.3 מיליארד ש"ח הוצאה נטו בהתאמה, וכ-35 מיליון ש"ח בהוצאה מותנית

בהכנסה בשנים אלו. העלייה בהיקף התקציב לשנת 2011 נובעת בעיקרה מהתייקרויות שחלו במחירי התשומות הבאים לידי ביטוי בעלייה של מדדי התשומות הרלוונטיים ואף מהצפי להפעלתה של הרכבת הקלה בירושלים במהלך השנה אשר תחייב תשלום בגין הפעלתה השוטפת. בדומה לעלייה שחלה בין השנים 2011-2010, הגידול בתקציב ל-2012 מוסבר על ידי התייקרויות צפויות במדד המחירים לצרכן, תשלומים הנובעים מהסכם התחרות עם חברת אגד ואף מהצפי להפעלתה של הרכבת הקלה בירושלים לאורך השנה כולה.

להלן מספר נתונים הנוגעים להיקף ענף התחבורה הציבורית בישראל:

- ההוצאה המוכרת עבור שירותי התחבורה הציבורית (עלות הפעלה כוללת) נאמדה בשנת 2009 על סך של כ-4 מיליארד ש"ח, מתוכם ההוצאות המוכרות של חברות אגד ודן נאמדו בכ-3 מיליארד ש"ח.
- הפדיון השנתי מנוסעים (ללא סובסידיה ייעודית) עמד בשנת 2009 על כ-2.2 מיליארד ש"ח, ההכנסות מהסדרים גלובליים עם מערכת הביטחון עמדו על כ-555 מיליון ש"ח וההכנסות מסובסידיה ייעודית עמדו על כ-727 מיליון ש"ח. בנוסף הועברו למפעילים סובסידיות שוטפות בהיקף של כ-1 מיליארד ש"ח וסובסידיה להצטיידות בהיקף של כ-320 מיליון ש"ח.
- מספר הנוסעים בתחבורה הציבורית באוטובוסים נאמד בשנת 2009 בכ-654 מיליון, עלייה של כ-3% לעומת שנת 2008. בשנת 2010 צפויה עלייה נוספת במספר הנוסעים.

שינויים מבניים עיקריים בתחום התחבורה

ענף הרכב

במטרה לעודד יבואנים חדשים להיכנס לענף, החליטה הממשלה במסגרת התכנית הכלכלית לשנת 2010 על פתיחת שוק ייבוא הרכב לייבוא מקביל, וזאת על ידי הסרת התנאי הדורש מיבואן הרכב קשר ישיר עם יצרן הרכב. בהתאם לאמור תוקנה החקיקה הנדרשת, ובחודשים הקרובים צפויה תחילת פעולתם של יבואנים מקבילים בישראל. כמו כן נפתחה האפשרות לייבוא אישי של כלי רכב לישראל תוך הגברה נוספת של התחרות בענף.

בהחלטת הממשלה מספר 2008 מיום 15 ביולי 2010, הוחלט על הקמת ועדה בין-משרדית לבחינת מתכונת המיסוי בענף הרכב, במטרה להמליץ על שיפור מערך המיסוי, כך שהוא יוביל להפנמה טובה יותר של העלויות החיצוניות השליליות הנובעות משימוש ברכב, בעיקר ברכב הפרטי. עלויות אלו כוללות בין השאר נזקי תאונות דרכים, נזקי זיהום אוויר ואבדן זמן כתוצאה מגודש בכבישים.

ענף הספנות והנמלים

הרפורמה בתעריפי הנמלים — במטרה להביא לניהול יעיל ותחרותי של ענף הנמלים נדרש להסדיר מערכת תעריפים כלכלית המבוססת, ככל הניתן, על חישובי תמחיר. לפיכך הוחלט על ביצוע רפורמה מקיפה בתעריפי הנמלים. צווי

התעריפים ודמי השימוש, שהם תוצאה של יישום הרפורמה בתעריפי הנמלים, נחתמו על ידי שרי התחבורה והאוצר בחודש אפריל 2010 וייכנסו לתוקף ביום 1 באוקטובר 2010, לאחר שהושגה הסכמה רחבה עם חברות הנמל, חנ"י, התאחדות התעשיינים ולשכות המסחר. העקרונות המרכזיים העומדים בבסיס הרפורמה הם קביעת מחירים לשירותים השונים אשר ישקפו, ככל הניתן, את עלות מתן השירות, ביטול הדרגתי של סבסוד צולב הקיים במערכת התעריפים הנוכחית על פני עשר שנים, וזאת תוך שמירה על איתנותן הפיננסית של חברות הנמל והקצאת מקורות מספקים לפיתוח הנמלים.

במסגרת התכנית הכלכלית לשנים 2012-2011 החליטה הממשלה לתקן את חוק ההגבלים העסקיים כך שיבוטל הפטור הקבוע לענף הספנות בסעיף 3(7) לחוק ההגבלים העסקיים. ביטול הפטור נעשה מתוך מטרה לעודד את התחרות בענף ולהביא להורדת מחירים ולשיפור רמת השירות ליבואן וליצואן הישראלי. במקביל ניתנה ארכה לתחולת החוק, לפחות עד 1 בינואר 2012, על מנת לאפשר לרשות להגבלים עסקיים לבחון את התקנתם של פטורי סוג. פטור סוג יכול להינתן להסכמים תפעוליים, ככל שיימצאו, בין חברות ספנות. הם מאפשרים התנהלות יעילה יותר של חברות הספנות ואינם פוגעים בתחרות בענף.

התחבורה הציבורית

במסגרת השלב השני של תכנית התחרות נחתם הסכם תחרות עם חברת אגד ומתוכננת חתימה על הסכם תחרות עם חברת דן עוד בשנת 2010. במסגרת ההסכם עם חברת אגד סוכם על הוצאת 17% מפעילות החברה למפעילים אחרים. קווים אלו יוצאו למכרז במהלך חמש השנים הקרובות. הסכם התחרות הסדיר שורה של נושאים נוספים ובהם מחויבות חברת אגד לרמת שירות, חלוקת אגד לאשכולות והתניית המשך פעילותה בכל אשכול ואשכול ברמת השירות שתינתן בו.

על מנת להשלים את תכנית התחרות מקודמים מספר צעדים שנועדו להסיר חסמים במעבר שבין מפעילים וליצור אינטגרציה מלאה בין המפעילים השונים, ביניהם הטמעת השימוש בכרטוס חכם בקרב כלל המפעילים, יישום הסדרי סליקה לכרטוס משותף והפעלת מרכז מידע ארצי לתחבורה הציבורית.

במסגרת השינויים המבניים המוצעים כחלק מחוק ההתייעלות הכלכלית לשנים 2012-2011, מוצע לתקן את פקודת התעבורה כך שיעוגנו במסגרת רישיון מפעיל התנאים הראשוניים שבלעדיהם לא ניתן יהיה להפעיל קווי שירות. תנאים אלו יכללו דרישות בתחום האיתנות הפיננסית, אמצעי הכרטוס, העברת מידע לציבור ומערכות בקרה. בנוסף מוצע לאפשר למשרד התחבורה לקבוע תנאים ליישום כרטוס חכם וכרטוס משותף.

משרד הבינוי והשיכון

הצעת תקציב משרד השיכון לשנות הכספים 2012-2011 (סעיפים 70,42,29,43) מסתכמת בכ-5.6 מיליארד ש"ח ובכ-5.5 מיליארד ש"ח בהתאמה, מהם כ-3.6 מיליארד ש"ח וכ-3.5 מיליארד ש"ח בהתאמה בהוצאה נטו, וכ-2 מיליארד ש"ח בכל אחת מהשנים בהוצאה מותנית בהכנסה. בשנים 2012-2011 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-3 מיליארד ש"ח בכל אחת מהשנים.

פעילות משרד הבינוי והשיכון מכוונת ליצירת תנאים שיאפשרו מציאת פתרון דיור במחיר סביר לכלל האוכלוסייה ושיתמקדו בקבוצות אוכלוסייה חלשות יחסית. פעילות המשרד נעשית בשני מישורים עיקריים: ביקוש והיצע.

ביקוש – הסיוע בדיור מכוון לתמיכה בזכאים מקרב אוכלוסיות חלשות ומתמקד בשלושה מסלולים עיקריים: מתן משכנתאות מסובסדות, השתתפות בתשלומי שכר דירה והקצאת פתרונות דיור בשיכון הציבורי.

היצע – הפעילות מכוונת בעיקר לשיווק קרקע מפותחת וזמינה לבנייה למגורים, במטרה ליצור תנאים להרחבת היצע הדיור בדרך שתאפשר מתן מענה לביקושים המשתנים תוך שמירה על יציבות המחירים. הפעילות כוללת עשייה במגוון רחב של מרכיבים בשרשרת הייצור של דירה: איתור קרקע, תכנונה ושיווקה; עידוד עיבוי הבנייה במרכזי הערים תוך ניצול מערכת התשתית הקיימת; שדרוג התשתיות הקיימות; ורישום הזכויות במקרקעין. לכל אחד מהמרכיבים השפעה על היקף הפעילות בענף.

דגשים לשנות הכספים 2012-2011

- **ייעול פעילות הפיתוח במשרד הבינוי והשיכון**

משרד הבינוי והשיכון עוסק כיזם בפעילות תכנון, פיתוח ושיווק, בהיקף של כ-800 מיליון ש"ח בשנה, בכ-120 אתרים שונים. במסגרת זו עורך המשרד התקשרות ישירה ופיקוח על פעילותו של כל אחד מגורמי התכנון והפיתוח. בהחלטת ממשלה מספר 189 מיום 12 במאי 2009 הוחלט להעביר באופן הדרגתי את ביצוע פעילות התכנון, הפיתוח והשיווק לחברות פרטיות, בדומה למנגנון הנהוג כיום במינהל מקרקעי ישראל. בנוסף, במסגרת הרפורמה במינהל מקרקעי ישראל מועברת למשרד השיכון פעילות הפיתוח באתרים המיועדים בעיקר למגורים, פעילות שלא ניתן לבצעה באמצעות הרשויות המקומיות או גורמים פרטיים.

- **הרחבת היצע הדיור, קידום הליכי התחדשות עירונית, מיגון וחיזוק מבנים**

על מנת לעודד פרויקטים של התחדשות עירונית (פינוי-בינוי) ומיגון וחיזוק מבנים, התקבלו במסגרת התכנית הכלכלית לשנים 2012-2011 החלטות על שינויי חקיקה ושינוי בתמ"א 38. התכניות יקלו הן על קידום הפרויקטים בהיבט הכלכלי-תכנוני והן על ההתמודדות עם הדיירים.

- **ייעול פעילות הפיתוח ברשויות מקומיות**

בהתאם להחלטת ממשלה מספר 204 מיום 12 במאי 2009, בנושא ייעול הניהול של פעילות התכנון והפיתוח במשרד הבינוי והשיכון, הוחלט לקבוע את גובה מסי הפיתוח שרשות מקומית תוכל לגבות מהיזמים בתקנות, מתוקף חקיקה ראשית ולא באמצעות חקיקת עזר עירונית. השינוי האמור יקצר את משך התקופה ואת העלויות הכרוכות בעדכון חוקי העזר וכן ייתן מענה למימון הקמת מוסדות ציבור ושטחים ציבוריים פתוחים ברשויות המקומיות.

- **סבסוד הפיתוח באזורי הפריפריה**

על מנת לאפשר שיווק יחידות דיור באזורי הפריפריה, משרד הבינוי והשיכון מסבסד עבודות פיתוח באזורי עדיפות לאומית. באזורי עדיפות לאומית א' עומד הסבסוד על 50% מעלויות הפיתוח מתוך התחשבות בעלויות הפיתוח השונות בין אזור לאזור ובקביעת התקרה לסבסוד.

- **מעבר לשיטת מדידה קדסטרית מבוססת קואורדינאטות**

בשיטת המדידה הקיימת של מקרקעין בישראל קיימת תופעה של דיוק נמוך ואחידות נתונים. לפיכך החל המרכז למיפוי ישראל במעבר לקדסטר מבוסס קואורדינאטות. עם זאת קיימת אפשרות מעשית כי שטחי חלקות ישתנו, גם אם במידה מועטה, והמדינה או גורמים נוספים עלולים להיתבע בגין שינוי זה. על מנת לאפשר מעבר לשיטה החדשה, החליטה הממשלה בהחלטה מספר 2017 מיום 15 ביולי 2010 לקבוע בחוק כי שינויים בשטחים, כתוצאה ממעבר לרישום על פי קדסטר מבוסס קואורדינאטות, לא ייראו כפגיעה בזכויות, למעט מקרים מיוחדים שייקבעו בחוק האמור.

- **רגולציה**

המשרד מפקח על ענף הבנייה כרגולטור בשלושה תחומים עיקריים: רשם הקבלנים — הסדרת רישומם של כלל קבלני עבודות הבניין בישראל; הכנת קוד הבנייה — קובץ הנחיות הכולל את כל הנחיות והוראות הבנייה באופן ברור ושלם; ופיקוח על ביצוע חוק המכר (דירות)

- **הסדרת התיישבות הבדואים בנגב**

בהתאם להחלטת ממשלה 1999 מיום 15 ביולי 2007 פועלת במשרד הבינוי והשיכון רשות להסדרת התיישבות הבדואים בנגב. הרשות פועלת להסדרת תביעות קרקע בנגב, הסדרת התיישבות תושבי הפזורה, פיתוח תשתיות ביישובי הבדואים ופעולות אכיפה בתחום הבנייה בהתאם לחקיקה הקיימת. לצורך יישום המלצות ועדת גולדברג בטיפול באוכלוסייה הבדואית וכן באכיפה בתחום הבנייה, אושרה הגדלת היקף כוח אדם של הרשות מ-40 תקנים ל-86 תקנים בשנת 2011.

- **עיקרי השינויים בתקציב הסיוע של המשרד**

שמירה על מלאי הדיור הציבורי

חוק הדיור הציבורי (זכויות רכישה) אושר בכנסת בשנת 1999. מאז הוקפא החוק והממשלה ניהלה מספר מבצעי מכר. במבצעים אלו נמכרו יותר מ-30,000 דירות. המשך מכירת הדירות יקטין את יכולת הממשלה לתת מענה לזכאים לדיור ציבורי. לפיכך החליטה הממשלה לבטל את החוק ולפעול בכלים אלטרנטיביים כגון שכירות ארוכת טווח לדיירים.

השוואת כללי הזכאות לקבלת סיוע בדיור

על פי הכללים הנהוגים כיום במשרד הבינוי והשיכון, משפחות חד-הוריות חסרות דירה זכאיות לסיוע בהיקף מרבי ללא קשר למצבן האישי. על כן הוחלט, במסגרת החלטת ממשלה 2067 מיום 15 ביולי 2010, כי משפחות חד-הוריות תהיינה זכאיות לסיוע בהתאם לזכאות האישית, ובהתאם לכך יופחת ב-106 מיליון ש"ח בסיס תקציב האשראי של המשרד לשנת 2011.

משק המים

הצעת תקציב משק המים לשנות הכספים 2012-2011 (סעיפים 41, 73, 06-32) מסתכמת בכ-1.5 מיליארד ש"ח ובכ-1.6 מיליארד ש"ח בהתאמה, מהם כ-1.5 מיליארד ש"ח וכ-1.6 מיליארד ש"ח בהתאמה בהוצאה נטו, וכ-11 מיליון ש"ח בכל אחת מהשנים בהוצאה מותנית בהכנסה. בשנים 2012-2011 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-1.4 מיליארד ש"ח בכל אחת מהשנים.

התקציב הרגיל של משק המים (סעיף 41) מסתכם בכ-117 מיליון ש"ח בהוצאה בשנת 2011 ובכ-115 מיליון ש"ח בהוצאה בשנת 2012.

תקציב הפיתוח של משק המים (סעיף 73) מסתכם בכ-1.2 מיליארד ש"ח בהוצאה ובכ-1.2 מיליארד ש"ח בהרשאה להתחייב בשנת 2011. בשנת 2012 יעמוד תקציב הפיתוח על כ-1.3 מיליארד ש"ח בהוצאה ועל כ-1.2 מיליארד ש"ח בהרשאה להתחייב.

תקציב התמיכות במחירי המים (סעיף 32) מסתכם בכ-128 מיליון ש"ח בהוצאה בשנת 2011 ובכ-165 מיליון ש"ח בהוצאה בשנת 2012.

הרשות הממשלתית למים ולביוב, שהוקמה בהתאם להוראות חוק המים התשי"ט-1959, מבצעת את הפעילות הממשלתית בתחום המים והביוב. הרשות אמונה על ניהול משק המים ובכלל זה על קביעת כללים לאסדרת המשק וכן הקצאת המשאבים בתחום. מעל הרשות הוקמה מועצה ובה חברים נציגי ממשלה ונציגי ציבור.

דגשים לשנות הכספים 2012-2011

המים בישראל הם משאב מרכזי המעצב את אורחות החיים ויש להם חשיבות מכרעת לקיומה ולשגשוגה של מדינת ישראל. המשבר החמור הפוקד את משק המים בשנים האחרונות מדגיש מציאות זו. ישראל סובלת ממחסור כבד במים, ובשנים האחרונות ניכרת מגמה ברורה של ירידה בהיצע המים הטבעיים בישראל. גם בשנים 2012-2011, למרות התוספת הצפויה בהיקף מי הים המותפלים, יהיה הכרח לרסן את הביקושים למים שפירים, על מנת למנוע פגיעה בלתי הפיכה במקורות המים וכדי להבטיח אספקת מים סדירה לתושבי המדינה.

- **צרכני משק המים**

התפלגות הצריכה במשק המים (כלל מקורות המים – 2,109 מיליון מ"ק)


התפלגות אספקת המים השפירים והשוליים 2008
(מיליון מ"ק)
תעשייה, 121, 6%
בית, 758, 36%
טבע, 9, 0%
ירדן והפלסטינים, 100, 5%
חקלאות, 1121, 53%
מקור נתונים -רשות המים

הצרכנים הבולטים של כלל מקורות משק המים (מים שפירים ומים שוליים – מליחים, קולחין ושיטפונות) הם הצרכנים החקלאיים (53%) ומשקי הבית (36%). לעומת זאת, מהתפלגות צריכת המים השפירים בלבד, ניתן לראות כי משק הבית צורך כ-52% מכמות המים, והחקלאים צורכים כ-34%.

הצפי הוא כי חלקם של הצרכנים הביתיים במים השפירים ילך ויגדל עקב הגידול הטבעי באוכלוסייה והשיפור באיכות החיים, וחלקה של החקלאות במים השפירים ילך ויקטן עקב מעבר למים שוליים, בהתאם לגידול התמידי בהיצע מי הקולחין והשיפור באיכותם.

- **רגולציה**

עד לשנת 2007 חולקו סמכויות משק המים בישראל בין 11 גופים שונים, בהם משרד התשתיות, הפנים, הבריאות, החקלאות ועוד. ביום 9 באוגוסט 2005, החליטה ממשלת ישראל בהחלטת ממשלה מספר 4101 על הקמת הרשות הממשלתית למים ולביוב אשר תרכז את כל סמכויות משק המים כדי להביא לניהול מקצועי ומערכתי בראייה כוללת של משק המים.

לרשות הממשלתית מונתה מועצה ("מועצת רשות המים") המורכבת מנציגי משרדי הממשלה הרלוונטיים ומנציגי ציבור על פי החלוקה הבאה: מנהל הרשות הממשלתית למים ולביוב (יו"ר); מנכ"ל משרד החקלאות; מנכ"ל משרד התשתיות; מנכ"ל המשרד להגנת הסביבה; מנכ"ל משרד הפנים; הממונה על התקציבים במשרד האוצר; ושני נציגי ציבור.

משק המים, בדומה למשקי תשתית אחרים, מאופיין בין היתר במקטעי ייצור, הולכה וחלוקה. מקטעי ההולכה והחלוקה מאופיינים בתשתית עתירת הון ואין תועלת משקית בבניית תשתית מקבילה לה. זאת, עקב היתרונות לגודל התשתית והיתרונות בניהול המערכת באופן מרוכז על מנת להביא ליעילות מקסימאלית. כלומר, ספק נוסף שיידרש להיכנס לאותו מקטע יביא לעלויות גבוהות יותר למשק ולא ליעילות רבה יותר במצב יציב לאורך זמן.

מקטע הייצור, לעומת זאת, מאופיין במתקני ייצור שונים ובכל אחד מהם קיימת תועלת. תועלת ממשית קיימת בעידוד התחרות על מנת להוזיל את עלויות התשומות של המשק. כך, כאשר משק המים נדרש לבחור בין מקורות המים שישתמש בהם, הוא יבחר בתשומה בעלת העלויות הנמוכות ביותר.

- **השלמת הרפורמה במשק המים ובביוב העירוני**

משק המים והביוב העירוני מקיף פעילות כלכלית ואספקת שירותים בהיקף שנתי של למעלה מ-5 מיליארד ש"ח. תכלית חוק תאגידי מים וביוב, התשס"א-2001 היא להפריד את פעילות המים והביוב מהפעילות המוניציפאלית

סטאטוס מהלך התאגוד ברשויות המקומיות - יולי 2010
(אלפי תושבים)


תאגיד קיים,
5,665.6
בתהליך תאגוד
צפויים להקים
תאגיד עד סוף
השנה, 275.2
רשויות שאינן
בהליכי תאגוד,
623

האחרת של הרשויות המקומיות, באמצעות הפעלת משק המים והביוב ברשות המקומית על ידי תאגיד נפרד, המנוהל באופן עצמאי על פי קריטריונים מקצועיים וכמשק כספי סגור.

על מנת לעודד הקמת תאגידי מים וביוב ברשויות ועל מנת לסייע בשיקום תשתיות המים והביוב במגזר העירוני, רשויות אשר פועלות להקמת תאגיד מים וביוב זוכות למענקים המחולקים בין שימושי פיתוח הרשות המקומית לבין תאגיד המים והביוב. כמו כן, ניתן סיוע תקציבי הן במענקים והן באשראי ממשלתי לביצוע השקעות שונות במשק המים והביוב בהתאם לקריטריונים שקופים, מקצועיים ושוויוניים.

עד יולי 2010 הוקמו 54 תאגידי מים וביוב עירוניים המשרתים מעל 5.5 מיליון אזרחים בכ-100 רשויות מקומיות, כ-90% מכלל התושבים ברשויות החייבות בתאגוד (על פי נתוני הממונה על התאגידים ברשות המים). כמו כן הוקצה סכום של כ-2.4 מיליארד ש"ח במענקי תאגוד וסיוע לתאגידי מים וביוב.

בשל היתרונות הברורים לגודל בניהול התאגיד וכתוצאה מהגדלת מקורות המימון העומדים לרשות התאגיד והגברת ההשקעות בתחום המים והביוב, קבעה הממשלה ביום 15 ביולי 2010, בהחלטה מספר 2020, כי על מועצת הרשות הממשלתית לתת עדיפות לתאגידי מים וביוב אזוריים הכוללים מספר רשויות מקומיות וכן לאיחוד תאגידי מים וביוב קיימים, על פני תאגידי מים וביוב שיש בהם רשות אחת.

- **הפעולות להתמודדות עם המשבר במשק המים**

בישראל, כמו במקומות רבים בעולם, קיים מחסור חריף במים. מיקומה הגיאוגרפי של ישראל, גידול האוכלוסייה, העלייה ברמת החיים, הצריכה הגבוהה לנוכח מקורות המים המוגבלים ומספר שנות בצורת רצופות, דרדרו את מצבו של משק המים לכדי משבר חמור. סיבות נוספות למשבר משק המים ניתן למצוא בדו"ח ועדת החקירה הממלכתית שהוקמה לבחינת משק המים בעקבות המשבר החמור.

כמות המים הניתנת להפקה ממאגרי המים של ישראל מוגבלת. על מנת להימנע מהפקה המסכנת את מקורות המים, וכדי להתמודד עם המצב החמור של משק המים בישראל, גיבשה רשות המים תכנית חירום שמטרתה העיקרית לחלץ את משק המים מן המשבר הקשה שהוא מצוי בו. תכנית החירום מתייחסת הן לפעולות הדרושות לטווח השנים הקרוב והן להיערכות להבטחת אספקת מים באיכות ובכמות הנדרשת בטווח השנים הבינוני (עד 2020). התכנית אומצה על ידי מועצת הרשות ועל ידי ממשלת ישראל בהחלטת ממשלה מספר 3533 מיום 1 ביוני 2008, להלן עיקריה:

הפעולות להגדלת היצע המים

התפלת מי ים – התפלת מי ים היא כיום הפתרון העיקרי להתמודדות עם בעיית הידלדלות מקורות המים. ביום 18 במאי 2008 קיבלה מועצת רשות המים החלטה להגדיל בהקדם האפשרי את היקף מי הים המותפלים ל-600 מיליון מ"ק בשנה, וכן להגדיל את הכמות ל-750 מיליון מ"ק עד שנת 2020. במדינת ישראל יסופקו בשנת 2010 כ-300 מיליון מ"ק מי ים מותפלים.

כיום פועלת הממשלה להקמת שלושה מתקנים נוספים (מתקן שורק בהיקף של 150 מלמ"ק לשנה שהקמתו החלה ביולי 2010; מתקן אשדוד בהיקף של 100 מלמ"ק בשנה; וכן מתקן חדש בגליל המערבי בהיקף של כ-50 מלמ"ק בשנה, הנמצא בתחילת ההליכים הסטטוטוריים). כמו כן הרשות פועלת לבצע את ההתאמות הנדרשות במערכת הולכת המים הארצית לצורך קליטת המים המותפלים. להלן תכנית רכישת המים המותפלים בהתאם להחלטת הממשלה מספר 3533 מיום 1 ביוני 2008:


תכנית אספקת מי ים מותפלים – 2013-2009
מיליון מ"ק
אשקלון
פלמחים
חדרה
אשדוד
שורק
סה"כ
600
500
400
300
200
100
0
2009
2010
2011
2012
2013
2014
112
34
20
166
114
42
115
271
120
45
130
295
120
45
130
295
120
45
130
70
70
435
120
45
130
100
150
545

השקעות נרחבות במשק הקולחין – מרבית מי הביוב במדינת ישראל עוברים טיהור ומשמשים לאחר מכן להשקיה חקלאית. טיהור מי הביוב מתבצע באמצעות טכנולוגיה מתקדמת, במתקן מיוחד הממוקם בדרך כלל בסמוך לכל עיר או למספר יישובים (ראה להלן "טיפול בשפכים"). מי הביוב המטוהרים המשמשים להשקיה נקראים קולחין. ישראל היא המדינה עם שיעור השבת הקולחין הגבוה ביותר בעולם (למעלה מ-80% ניצול מי שפכים היוצאים ממתקן הטיהור לשימוש חוזר).

במסגרת תקציב הפיתוח של משק המים, רשות המים מסייעת ליזמים פרטיים בהקמת מפעלים להשבת קולחין באמצעות מענקי השקעות.

במסגרת החלטת הממשלה על תכנית החירום, הוקצו לרשות המים לפיתוח מפעלי קולחין כ-905 מיליון ש"ח בהרשאה להתחייב בשנים 2012-2008, על מנת להגיע לכמות של כ-600 מלמ"ק מי קולחין מושבים בשנת 2020 (כ-95% ניצול). תקציב הפיתוח של משק המים בשנים 2012-2011 משקף את המשך ההשקעה על פי המתווה האמור.

הפעולות לעידוד החיסכון במים

בהמשך לפעולות להגדלת היצע המים, מבצעת הרשות הממשלתית פעולות רבות לעידוד החיסכון במים ביניהן: מִבצע חלוקה והרכבה של חסכמים במשקי הבית; הגברת מערך ההסברה והדרכת הציבור הרחב לשימוש נכון ולא בזבזני של מים; ומתן תמריצים כלכליים לשימוש יעיל במים, כגון תעריפי מים מעודדי חיסכון (גילום כלל עלויות הפקת ואספקת המים בתעריפים ותשלום היטל על צריכת מים עודפת — הופעל בקיץ 2009).

• הטיפול בשפכים

לאחר השימוש במים השפירים לצרכים השונים (שתייה, רחצה ועוד), מופנים מי השפכים למערכת הביוב. מערכת הביוב מוליכה את השפכים לטיפול במתקן לטיהור שפכים (מט"ש). אחד מחובותיו של תאגיד המים והביוב הוא לטפל בשפכים בהתאם לכללים שנקבעו לכך של ידי גופי הממשלה השונים (ראה תקנות בריאות העם והמים (תקני איכות מי קולחין) התש"ע-2010).

לתאגידי מים וביוב ומועצות אזוריות, אשר אינם מסוגלים לגייס בעצמם את ההון הנדרש על מנת להקים מערכות הולכה וטיפול כאמור, מציעה המדינה סיוע באשראי ובמענקים באמצעות יחידת המנהל לפיתוח תשתיות ביוב ברשות המים. הסיוע ניתן על ידי העמדת אשראי ממשלתי לתאגידי המים והביוב, המועצות האזוריות והרשויות המקומיות ביו"ש. במקרים מיוחדים, בנוסף לסיוע באשראי, ניתן סיוע במענק בשיעור מסוים מהיקף ההשקעה.

• תעריפי המים והביוב

תעריף המים הוא המחיר שצרכן המים נדרש לשלם עבור צריכת מ"ק מים. תעריפי המים והביוב שהיו נהוגים לפני שנת 2010 לא שיקפו את העלויות הכרוכות באספקתם. תעריפים אלה נקבעו בידי גורמים ממשלתיים שונים, ללא קשר לעלותם. אי גילום העלויות כאמור, הביא לצריכת יתר של מוצר זה הנמצא במחסור חמור (כפי שהוסבר לעיל).

אחת מסמכויות מועצת רשות המים היא לקבוע את תעריפי המים לכלל השימושים. בהתאם לזאת, ביום 1 בינואר 2010 נכנסו לתוקפם תעריפי המים והביוב החדשים. תעריפים אלה נבנו על בסיס כללים לחישוב העלויות הנורמטיביות הכרוכות באספקת המים לצרכנים השונים.

הכללים החדשים הביאו לכך שכל מ"ק מים המסופק לצרכנים השונים בעיר ישקף את עלותו וגרמו לאיחוד התעריפים למשתמשים השונים. כך, הצרכן הביתי, הגינון הציבורי והתעשיין ישלמו אותה העלות למ"ק. על מנת להגיע למחיר אחיד, הסכימה הממשלה, במסגרת הסכם עם התאחדות התעשיינים, לדרג את עליית התעריף החדה לתעשייה.

כמו כן, נקבע כי הצרכן הביתי יקבל 2.5 מ"ק לנפש לחודש במחיר נמוך מהמחיר האחיד. דירוג זה נועד להבטיח מנת מים בסיסית לכל צרכן במחיר נמוך.

• הרפורמה במחירי המים לחקלאות

ביום 15 בנובמבר 2006, נחתם מסמך עקרונות בין מדינת ישראל לבין התאחדות חקלאי ישראל, לפיו תעריפי המים לצריכה חקלאית ייקבעו על בסיס המחיר הריאלי של עלות המים לחקלאות, בהתבסס על מתווה רב-שנתי להתאמה מדורגת של תעריפי המים לעלות כאמור. מתווה זה אומץ על ידי הממשלה בהחלטה מספר 884 מיום 17 בדצמבר 2006 .06. ביום 20 ביוני 2010 קיבלה מועצת רשות המים את המתווה האמור ועדכנה את תעריפי המים בהתאם.

בהתאם למסמך העקרונות, תינתן תמיכה לחקלאים לצורך השקעות בתחום ייעול השימוש במים. גובה התמיכה יחושב כמכפלה של סכום עליית המחירים למ"ק וכמות צריכת המים החקלאית באותה שנה. התמיכה תינתן בגין כל עליית תעריפים על פני 5-7 שנים. החישוב כאמור נעשה לכל התייקרות, וזאת עד שהתעריף יגיע לתעריף היעד שהחקלאים ישאו בו בסופו של התהליך.

• ביסוס פעילותה של רשות המים

במסגרת חוק המדיניות הכלכלית לשנת 2006 התקבלה בכנסת הצעת חוק בדבר הקמת רשות מים. מטרת ההקמה של הרשות, שהחלה לפעול ביום 1 בינואר 2007, היא לרכז את הסמכויות הניהוליות והרגולטוריות שהיו מצויות אצל גופים רבים, בידי גורם ממשלתי יחיד בעל כלים לניהול משק המים בישראל, לשם הסדרתו וכדי לפקח עליו בצורה מקצועית ויעילה. במסגרת זו הועברו לרשות המים גם הסמכויות שניתנו בחקיקה לרשות לשירותים ציבוריים, מים וביוב ולשרי האוצר, הפנים, התשתיות והחקלאות בכל הקשור לקביעת תעריפי מים והיטלי הפקה. יעד מרכזי למשק המים בשנים 2012-2011 הוא התאמת היכולת הארגונית של רשות המים לסמכויות שהוענקו לה מתוקף מעמדה כגורם מסדיר מרכזי במשק המים וגיבוש ראייה רוחבית וארוכת טווח לניהול משק המים.

מינהל מקרקעי ישראל

הצעת תקציב מינהל מקרקעי ישראל לשנות הכספים 2012-2011 (סעיף 98) מסתכמת בכ-5.5 מיליארד ש"ח בכל שנה. בשנים 2012-2011 תועמד לרשות המינהל הרשאה להתחייב בגובה של כ-900 מיליון ש"ח בכל שנה.

תקציב מינהל מקרקעי ישראל הוא תקציב של מפעל עסקי כהגדרתו בסעיף 8 לחוק יסודות התקציב, התשמ"ה-1985, דהיינו תקציב שבו סך ההוצאה אינו יכול לעלות על סך התקבולים לאותה שנת הכספים.

הצעת תקציב ההוצאות נטו של מינהל מקרקעי ישראל (ללא העברות לבעלים וללא רזרבה להוצאות בגין שיווק בלתי צפוי מראש) מסתכמת בכ-3.2 מיליארד ש"ח בשנים 2012-2011, מזה כ-206 מיליון ש"ח המיועדים להוצאות שכר, מינהל ואמרכלות בשנת 2011 וכ-207 מיליון ש"ח בשנת 2012. היתרה מיועדת למימון הוצאות תכנון, פיתוח, פינויים כלכליים, פדיון זכויות בקרקע, שמירה על הקרקע וכיו"ב.

עודף ההכנסה השנתי המועבר לבעלי הקרקע צפוי לעמוד על כ-2 מיליארד ש"ח בשנים 2012-2011. ההעברות למדינה ולרשות הפיתוח תסתכמנה בכ-1.4 מיליארד ש"ח בכל אחת מהשנים. ההעברות לקק"ל תסתכמנה ב-600 מיליון ש"ח.

דגשים לשנות הכספים 2012-2011

- **יישום הרפורמה במקרקעי ישראל**

בהמשך להחלטת ממשלה מספר 123, מיום 12 במאי 2009, בדבר רפורמה במקרקעין הוחלט על הקמת רשות מקרקעין ממשלתית אשר תנהל את מקרקעי ישראל תוך שינוי במבנה הארגוני של המינהל. בתקציב מינהל מקרקעי ישראל שוריינה רזרבה לתכנית פרישה לעובדים בעקבות השינוי הארגוני ובהתאם להחלטת הממשלה. תכנית הפרישה מותנית בהקמת הרשות החדשה.

התמקדות בפעילות הליבה — העברת פעילויות התכנון והפיתוח מהמינהל לרשויות המקומיות ולמגזר הפרטי. במקרים שבהם תידרש מעורבות ממשלתית, תועבר הפעילות למשרדי הממשלה הרלוונטיים.

הבעלות בקרקע תועבר לידי חוכרים המחזיקים בחוזי חכירה לדורות בקרקע עירונית למטרת מגורים ותעסוקה, ואשר אין להם חובות עבר למינהל. שינוי מדיניות המקרקעין ייעשה כך שהקצאות חדשות של קרקעות בייעודי מגורים ותעסוקה תתבצענה בדרך של העברת בעלות ולא בדרך של הענקת זכויות חכירה גם במקומות שאין פרצלציה.

תקצוב הקרן לשטחים פתוחים – תקציב הקרן נגזר מהכנסות המינהל ונקבע בתיקון לחוק מינהל מקרקעי ישראל. מקור כספי הקרן בהפרשה בשיעור של 1% מכלל הכנסות הרשות באותה שנה. תקציב הקרן מיועד לסיוע במימון שימורם, טיפוחם ופיתוחם של השטחים הפתוחים אשר מחוץ למרחב העירוני הבנוי, לרבות שטחים פתוחים שיש להם חשיבות לשמירה על המגוון הביולוגי והמערכות האקולוגיות במדינה, פארקים, אזורי נופש ופנאי.

• הגברת קצב שיווק הקרקעות

בשנים האחרונות חלה עלייה במחירי הקרקעות באזורי ביקוש. אחד היעדים המרכזיים של מינהל מקרקעי ישראל בשנים 2012-2011 הוא הגברת קצב שיווק הקרקעות תוך התמקדות בהגברת קצב שיווק הקרקעות למגורים.

במטרה לעמוד ביעדי השיווק שנקבעו, פועל מינהל מקרקעי ישראל במישורים אלו:

הגדלת היצע הקרקע למגורים על ידי הסרת חסמים – כחלק מהמענה ארוך הטווח לעליית מחירי הדיור, קבעה החלטת הממשלה מספר 123 מיום 12 במאי 2009 יעד שיווק של 35,000 יחידות דיור בשנה. עם זאת, קידומם של פרויקטים למגורים מעוכב לא אחת בשל חסמים שונים. על מנת לאפשר עמידה ביעד השיווק החליטה הממשלה על מספר מנגנונים להסרת חסמי שיווק ותכנון, ביניהם הקמת צוות להסרת חסמים שבראשו יעמוד ראש הממשלה. הצוות יכריע בסוגיות שונות בין משרדי הממשלה הנוגעים בדבר.

תיקון חוק סילוק פולשים – תיקון חוק סילוק פולשים יאפשר למינהל להפעיל את הכלים הקבועים בחוק כלפי כל חוכר שחוזה החכירה שלו בא לסיומו וכך לממש את ייעוד הקרקע שנקבע על ידי הרשויות הסטטוטוריות. כמו כן, על מנת לעודד מחזיקים להשיב קרקע שייעודה שונה, נבחנת בימים אלה החלטת מועצת מקרקעי ישראל מספר 969 העוסקת בפיצויים לחוכר שהשיב את הקרקע.

• הסדרת התיישבות הבדואים

ביום 18 בינואר 2009 אישרה ממשלת ישראל את החלטה מספר 4411 בנושא דוח ועדת גולדברג. ההחלטה קבעה כי ימונה צוות יישום ויישוב הסתייגויות והוא יגיש לממשלה מתווה מפורט להסדרת התיישבות הבדואים בנגב. בימים אלו מסכם צוות היישום את מסקנותיו. תקציב העברה לרשות להסדרת התיישבות הבדואים בנגב יתוגבר בעקבות האצת הליך ההסדרה והמלצות צוות היישום לדו"ח גולדברג. התקציב כולל שני תחומים מרכזיים:

העברת תקציבי תכנון ופיתוח תשתיות ביישובי הבדואים בנגב;

תקציב הסדרת תביעות ופיצויים בגין מבנים.

תקציב ההסדרה מיועד לפיתוח קרקעות בנגב, הסדרי תביעות בעלות ופיצויי מחוברים במסגרת הסדרת התיישבות הבדואים בנגב.

• הגדלת היצע הקרקע למגורים

בשנים האחרונות חלה עלייה מתמשכת במחירי הדיור בעיקר במרכז הארץ. בשנת 2009 עלו מחירי הדירות ב-22.4%. עליית המחירים נובעת, בין היתר, ממחסור בקרקע זמינה ובתכניות מפורטות ומאושרות למגורים.

קידומם של פרויקטים למגורים מעוכב לא אחת בשל חסמים שונים, לרבות חסמים בירוקרטיים פנים-ממשלתיים וחסמים תכנוניים.

על מנת להגדיל את היצע הקרקע למגורים פועלת הממשלה להסרת החסמים השונים המעכבים את קידומם של פרויקטים למגורים, לרבות שינויים במדיניות התכנון. ביום 15 ביולי 2010 החליטה הממשלה על הגדלת היצע הקרקע למגורים. במסגרת זו נקבעו יעדים כמותיים לאישור תכניות על ידי מוסדות התכנון בחלוקה גיאוגרפית. היעד הכמותי לאישור תכניות מפורטות למגורים נקבע על 60 אלף יחידות.דיור, בחלוקה למחוזות התכנון, במטרה לבלום את עליית המחירים במרכז הארץ מצד אחד ולאפשר תשתית נאותה למגורים בפריפריה מצד אחר. כמו כן, הממשלה החליטה על ביטול החלטת ממשלה מספר 3979 מיום 24 באוגוסט 2009. החלטה זו קבעה כי משרדי הממשלה לא ייזמו או יקדמו תכניות חדשות שמטרתן שינוי ייעוד של קרקע שאינה מיועדת לצורכי פיתוח לייעוד מגורים ולייעודי תעסוקה במחוז המרכז בשנים 2009-2012. כמו כן, ההחלטה קבעה כי נציגי הממשלה במוסדות התכנון לא יקדמו תכניות חדשות שמטרתן שינויי ייעוד של קרקע לייעוד מגורים ולייעוד תעסוקה במחוז מרכז בשנים 2009-2012. ביטול ההחלטה יאפשר למוסדות התכנון להגדיל את היצע הקרקע המתוכננת באזורי הביקוש.

הוצאות מרכזיות אחרות

הוצאות מרכזיות נוספות הנוגסות נתח ניכר מתקציב המדינה הן ההוצאות לריבית וההוצאות לגמלאות ופיצויים.

הוצאות הריבית עומדות על 36.8 מיליארד ש"ח בשנת 2011 ועל 38.6 מיליארד ש"ח בשנת 2012, כ-13.5% מההוצאה התקציבית בשנים אלו. הגידול המתון בסך החוב הממשלתי (וירידה ביחס החוב מהתוצר) והירידה בעלויות גיוס החוב (הנובעת מהשיפור העקבי באמינותה הפיסקאלית של ישראל) אפשרו את צמצום חלקן של ההוצאות לריבית בתקציב. בדומה לריסון הוצאות משרד הביטחון, צמצום חלקן של הוצאות הריבית מאפשר פינוי מקורות לצרכים תקציביים שונים, בהתאם לסדר העדיפויות של הממשלה.

ההוצאות לגמלאות ופיצויים עומדות על 11.9 מיליארד ש"ח בשנת 2011 ועל 13.5 מיליארד ש"ח בשנת 2012, 4.4% ו-4.8% בהתאמה מסך ההוצאה התקציבית. הגידול בחלקן של ההוצאות לגמלאות ולפיצויים מתוך סך התקציב בשנים אלה ממשיך את מגמת הגידול שנרשמה בשנים האחרונות. הגידול בתקציב זה נובע מגידול במספר הגמלאים המבוטחים בפנסיה תקציבית, כמו גם מתוספות חד-פעמיות שניתנו לבסיס הקצבה של גמלאים אלו.

הוצאות לגמלאות ופיצויים ולריבית בתקציב המדינה לשנות הכספים 2012-2011

במחירים שוטפים, במיליארדי ש"ח

שנה	2011	2012
גמלאות ופיצויים	11.9	13.5
תשלום ריבית	36.8	38.6

תקציב הגִמלאות והפיצויים

הצעת תקציב הגמלאות והפיצויים לשנות הכספים 2012-2011 (סעיף 12) מסתכמת בכ-12.54 מיליארד ש"ח וכ-14.19 מיליארד ש"ח בהתאמה, מהם כ-11.88 מיליארד ש"ח בשנת 2011 וכ-13.53 מיליארד ש"ח בשנת 2012 בהוצאה נטו, וכ-657.4 מיליון ש"ח בשנת 2011 וכ-663.3 מיליון ש"ח בשנת 2012 בהוצאה מותנית בהכנסה.

בסעיף זה מתוקצבים תשלומי הקצבאות בהסדרי הפנסיה התקציבית המשולמים מאוצר המדינה בהתאם להוראות הדין ולהסדרים עם תאגידים שהוקמו בחוק ועם חברות ממשלתיות. בדיקת הזכאות ואישור גובה הגִמלה נעשים על ידי מנהלת הגמלאות באגף החשב הכללי.

לעניין הגמלאים ועובדי מדינה פעילים, לרבות משרתי הקבע, שוטרים, סוהרים ועובדי הוראה, החבות האקטוארית החשבונאית של המדינה בגינם עמדה בסוף שנת 2009 על כ-451 מיליארד ש"ח בערך הנוכחי. חבות זו היא החבות היחסית בהתאם לזכויות שנצברו עד ליום 31 בדצמבר 2009. החבות המלאה, הכוללת זכויות העתידות להיצבר בגין האוכלוסיות האמורות, מוערכת בכ-560 מיליארד ש"ח.

החל משנת 2005 מתוקצבים בסעיף הגמלאות, מלבד תשלומי הפנסיה התקציבית גם הנושאים הבאים: סיוע ממשלתי לקרנות הפנסיה הוותיקות שבהסדר לפי פרק ז'1 לחוק הפיקוח על השירותים הפיננסיים (ביטוח), התשמ"א-1981 (להלן 'חוק הביטוח'), מימון התחייבות המדינה בגין העלאת גיל הפרישה מעבודה וסיוע ממשלתי לקרנות הפנסיה הוותיקות שאינן נמנות על קרנות הפנסיה שבהסדר, בשל הקטנת היקף אגרות החוב המיועדות.

מספר מקבלי הגמלאות ממִנהלת הגמלאות (גמלאים ושארים)
בשנים 2009-1999, ללא מערכת הביטחון, שוטרים וסוהרים

1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
60,749	62,714	65,408	68,425	72,348	75,252	81,019	82,519	87,683	90,209	91,147

מהנתונים ניתן לראות גידול שנתי ממוצע של כ-3,000 גמלאים ושארים. גמלאים אלה פורשים הן מתוקף הגעה לגיל פרישה והן מתוקף פרישה מוקדמת, כפי שהיא מתאפשרת על ידי חוק שירות המדינה גמלאות. לגבי עובדי ההוראה, מותרת מדי שנה מכסת פרישה מוקדמת. פורשים אלה, המנויים על האוכלוסייה שלעיל, מגדילים את מספר הפורשים מעבר לפורשים בפרישה טבעית. גורם נוסף התורם להגדלת פרישות עובדים הוא תכניות פרישה (ממוקדות ורוחביות). הגידול השנתי הממוצע צפוי להישאר על כנו בשנים הקרובות ולהגיע לשיא בשנת 2036 לערך. בשנה זו צפוי גם שיא ההוצאה על תשלומי גמלאות פנסיה תקציבית לעובדי מדינה ולעובדי הוראה.

דגשים לשנות הכספים 2012-2011

- **מעבר מפנסיה תקציבית לפנסיה צוברת**

בחודש מארס 1999 נחתם הסכם בין הממשלה, הרשויות המקומיות, האוניברסיטאות ותאגידים נוספים לבין הסתדרות העובדים הכללית החדשה לפיו עובדים חדשים בשירות הממשלתי והציבורי יבוטחו בפנסיה צוברת במקום בפנסיה התקציבית שהייתה נהוגה עד אז. בחודש יולי 2001, נחתם הסכם בין הסתדרות העובדים הכללית החדשה לבין מרכז השלטון המקומי ושלוש הערים הגדולות, אשר קבע כי החל מיום 1 בנובמבר 2001 עובדים חדשים ברשויות המקומיות יבוטחו בפנסיה צוברת. בחוק ההסדרים במשק המדינה לשנת 2002, תוקן חוק הגמלאות, כך שניתן יהיה ליישם את ההסכם שנחתם במארס 1999 גם לגבי עובדי המדינה. יישום ההסכם החל ביום 1 באפריל 2004.

במסגרת חוק ההסדרים במשק המדינה לשנת 1999 תוקן חוק הגמלאות לנושאי משרה ברשויות השלטון. לפי תיקון החוק בוטלה הזכאות לגמלאות מאוצר המדינה של נשיא המדינה, חברי כנסת, שרים, שופטים, דיינים, קאדים, רבנים ראשיים, מבקר המדינה, נגיד בנק ישראל ומשנהו, שהחלו בכהונתם לאחר יום 15 במאי 1998. על פי תיקון החוק זכויותיהם לגמלאות יבוטחו במסגרת קרן פנסיה או קופת גמל לפי בחירתם.

ביום 15 בספטמבר 2003 החליטה הממשלה כי חיילים אשר התחייבו לשירות הקבע החל מיום 1 בינואר 2004, ייקלטו למסלול של פנסיה צוברת, החלטה שנקבעה כחוק בחוק המדיניות הכלכלית לשנת הכספים 2004.

- **הצמדת גמלאות הפנסיה התקציבית למדד המחירים לצרכן**

ביום 14 ביולי 2009 התקבל בכנסת חוק ההתייעלות הכלכלית (תיקוני חקיקה ליישום התכנית הכלכלית לשנים 2010-2009, התשס"ט-2009. פרק ח' לחוק האמור כולל תיקוני חקיקה לחוק הגמלאות. עיקרו של הפרק הוא שינוי שיטת עדכון המשכורת הקובעת, כך שהמשכורת הקובעת תעודכן אחת לשנה בהתאם לשיעור עליית מדד המחירים לצרכן שמפרסמת הלשכה המרכזית לסטטיסטיקה. השיטה האמורה החליפה את השיטה שנהגה לפי חוק הגמלאות עד לאותו מועד, ולפיה הקצבה תעודכן בהתאם לשינויים במשכורת הקובעת של עובד פעיל בדרגתו של הגמלאי ערב פרישתו. כמו כן נקבעו בסעיף 9א לחוק הגמלאות מספר תוספות לקצבה והן תשולמנה באופן שפורט באותו סעיף.

- **הסדר קרנות הפנסיה הוותיקות**

לנוכח הגירעונות האקטואריים בקרנות הפנסיה הוותיקות הגירעוניות החליטה הממשלה ביום 25 במארס 2003 על גיבוש תכנית הבראה לקרנות הגירעוניות, במסגרתה יינתן סיוע ממשלתי בהיקפים כספיים חסרי תקדים.

ביום 29 במאי 2003 חוקקה הכנסת את פרק ז' 1 לחוק הביטוח במסגרת התכנית להבראת קרנות הפנסיה הוותיקות הגירעוניות. התכנית נועדה, כאמור, לטפל בגירעון האקטוארי של קרנות הפנסיה, כדי להביאן לאיזון אקטוארי באמצעות שינויים בזכויות ובחובות העמיתים ותוך מתן סיוע ממשלתי בסך של 78.3 מיליארד ש"ח במחירי ינואר

2003. סכום הסיוע הממשלתי צמוד למדד ונושא ריבית שנתית ריאלית של 4%, והוא שקול לסיוע של 131.4 מיליארד ש"ח במחירי ינואר 2012. בשנים 2012-2011 צפוי הסיוע הישיר לקרנות הפנסיה הוותיקות שבהסדר לעמוד על 2.17 מיליארד ש"ח ועל 3.3 מיליארד ש"ח בהתאמה. סכומים אלה מהווים בהתאמה כ-18.3% וכ-24.4% מסך ההוצאה נטו בסעיף הגמלאות והפיצויים.

הסדר קרנות הפנסיה החזיר את הוודאות לעמיתי קרנות הפנסיה, הבטיח התנהלות ראויה בקרנות ושיקם את האמון במערכת החיסכון הפנסיוני בישראל.

תשלום החובות

סעיפי תשלום החובות בתקציב בשנת 2011 מסתכמים בכ-122 מיליארד ש"ח. מזה כ-85 מיליארד ש"ח מיועדים לתשלומי קרן וכ-37 מיליארד ש"ח מיועדים לתשלומי ריבית.

סעיפי תשלום החובות בתקציב בשנת 2012 מסתכמים בכ-129 מיליארד ש"ח. מזה כ-90 מיליארד ש"ח מיועדים לתשלומי קרן וכ-39 מיליארד ש"ח לתשלומי ריבית.

דגשים לשנות המסים 2012-2011

- **פירעון חובות הפנים** — בשנת 2011 תוקצב סכום בהיקף של כ-110 מיליארד ש"ח לפירעון חובות הפנים, מזה כ-79 מיליארד ש"ח מיועדים לתשלום החזרי קרן וכ-31 מיליארד ש"ח לתשלומי ריבית.

  בשנת 2012 תוקצב סכום בהיקף של כ-113 מיליארד ש"ח לפירעון חובות הפנים, מזה כ-82 מיליארד ש"ח מיועדים לתשלום החזרי קרן וכ-31 מיליארד ש"ח לתשלומי ריבית.

  רוב התשלום לפירעון חובות הפנים מועבר ישירות לציבור, כפדיון של פיקדונות בנקאיים ופדיון של איגרות חוב מיועדות (איגרות חוב ממשלתיות לא סחירות בעלות תשואה מובטחת, המונפקות לקרנות הפנסיה ולחברות הביטוח מתוקף ההסכמים שנחתמו עמן) ואיגרות חוב סחירות המוחזקות בידי קופות הגמל, קרנות הפנסיה, חברות הביטוח, קרנות ההשתלמות, הבנקים, חברות ואנשים פרטיים. סכום בהיקף של כ-15 מיליארד ש"ח ו-16 מיליארד ש"ח ישולם למוסד לביטוח לאומי בשנים 2012-2011 בהתאמה. ללא התשלומים למוסד לביטוח לאומי, יקטן פירעון חובות הפנים ויהיה כדלקמן: תשלומי הקרן בגין מלוות הפנים יעמדו על סכום של כ-71 מיליארד ש"ח בשנת 2011 וכ-73 מיליארד ש"ח בשנת 2012. תשלומי הריבית (ללא תשלומי הריבית למוסד לביטוח לאומי), יעמדו על סכום של כ-24 מיליארד ש"ח בכל אחת מן השנים 2012-2011.

- **פירעון חובות חו"ל** — החזר החובות בחו"ל בשנת 2011 צפוי להסתכם בכ-12 מיליארד ש"ח, מזה כ-6 מיליארד ש"ח מיועדים לתשלום החזרי קרן וכ-6 מיליארד ש"ח לתשלומי ריבית. החזר החובות בחו"ל בשנת 2012 צפוי להסתכם, בכ-16 מיליארד ש"ח, מזה כ-9 מיליארד ש"ח מיועדים לתשלום החזרי קרן וכ-7 מיליארד ש"ח לתשלומי ריבית. התשלומים לחובות חו"ל כוללים פדיונות של מלוות מבנקים בארץ ובחו"ל, מלוות בין-ממשלתיים ומלווה העצמאות והפיתוח (גיוס הון לא סחיר בחו"ל, בעיקר ממשקיעים פרטיים באמצעות ארגון ה"בונדס"). בנוסף לכך, החזרי חובות החוץ כוללים תשלומים בגין ההלוואות שנלקחו על ידי ממשלת ישראל באמצעות ערבויות של ממשלת ארצות הברית בשנים 1998-1993.

  בשנת 2003 נחתם הסכם נוסף בין ממשלת ארצות הברית וממשלת ישראל בדבר מתן ערבויות לגיוס הון על ידי מדינת ישראל בהיקף כולל של כ-9 מיליארד דולר לשנים 2005-2003, עם אופציה להארכה בשנה נוספת. בשנת 2006 אישר הממשל האמריקני את הארכתה של התכנית בשנתיים, ולאחר מגעים נוספים שניהל עמו משרד

האוצר, הוארכה התכנית בשלוש שנים נוספות. נכון לאוגוסט 2010, הנפיקה ישראל במסגרת התכנית איגרות בסך 4.1 מיליארד דולר בערבות ממשלת ארצות הברית ונותר לשימוש סכום בסך 3.8 מיליארד דולר עד לשנת 2012. ההנפקה האחרונה במסגרת התכנית בוצעה בשנת 2004. החזרי קרן בגין ההלוואות שיילקחו באמצעות הערבויות על פי ההסכם האמור משנת 2003, יתחילו בשנת 2023.

בשנת 1995 החלה ממשלת ישראל בגיוסים עצמיים של איגרות חוב סחירות בשווקים הבין-לאומיים. מאז 1995 ועד מארס 2010 בוצעו 13 הנפקות בין-לאומיות בשלושת שוקי ההון המרכזיים: בשוק האמריקני, בשוק האירו ובשוק היפני. גיוסים אלו הסתכמו ב-4.95 מיליארד דולר, 3.05 מיליארד אירו ו-20 מיליארד יין. הצעות התקציב לשנים 2012-2011 כוללות תשלומי קרן וריבית בגין הנפקות אלו.

- **אומדן הסובסידיה הגלומה בתשלומי הריבית** — סך אומדן הסובסידיה הגלומה בתשלומי הריבית לקרנות הפנסיה ולחברות הביטוח בשנים 2012-2011, מוערך בכ-1.7 מיליארד ש"ח, ובכ-1.6 מיליארד ש"ח בהתאמה. מזה, אומדן הסובסידיה הגלומה בתשלומי הריבית העתידיים בגין הנפקות העבר לקרנות הפנסיה בשנים 2012-2011 הוא כ-1.4 מיליארד ש"ח, וכ-1.3 מיליארד ש"ח בהתאמה. אומדן הסובסידיה הגלומה בתשלומי הריבית העתידיים בגין הנפקות העבר לחברות הביטוח בשנים 2012-2011 הוא כ-300 מיליון ש"ח בכל אחת מהשנים.

אומדן הסובסידיה הגלומה בתשלומי הריבית על אגרות החוב לקרנות הפנסיה ולחברות הביטוח נערך בהנחה שהתשואה על אגרות החוב הממשלתיות לטווח ארוך היא 4%. לצורך הבדיקה נערכה השוואה בין תשׂוּאָה זו לבין התשואה המובטחת לקרנות הפנסיה על סך החוב המונפק עד היום. בשנת 1992 הופסקה הנפקתן של אגרות החוב המיועדות בגין פוליסות ביטוח חדשות (להלן - אגרות חוב ח"ץ - חיים צמוד). המדינה מחויבת למעשה להמשיך ולהנפיק עבור חברות הביטוח אגרות חוב ח"ץ להשקעת כספי הפרמיות המשולמות על פוליסות ביטוח חיים (המשולבות בחיסכון) שנחתמו עד לסוף 1990 וחלק קטן מכספי הפרמיות שישולמו על פי פוליסות שנחתמו בשנת 1991.

יצוין כי הקרנות שמנהל בנק ישראל עבור חברות הביטוח במסגרת הסכמי ח"ץ, המניבות תשואה הנמוכה מ-4% לא נכללו בחישוב האומדן, משום שאין בהן סובסידיה.

- האחריות הפיסקאלית שנקטה הממשלה בשנים האחרונות הובילה לירידה בחוב ובגרעון הממשלתי כשיעור מהתוצר ולירידה בעלויות גיוס החוב. בהתאם חל קיטון בתשלומי הריבית אשר הוביל לצמצום חלקן של הוצאות הריבית מהתקציב, ואפשר פינוי מקורות לנושאים אחרים בסדר העדיפויות של הממשלה.

ההוצאה לריבית כאחוז מסך ההוצאה התקציבית 2012-2005


18.0%
17.0%
16.0%
15.0%
14.0%
13.0%
12.0%
11.0%
10.0%
16.7%
16.2%
15.4%
14.6%
14.4%
14.8%
13.6%
13.5%
2005
2006
2007
2008
2009
2010
2011
2012

חלק ד

הכנסות המדינה ממסים

תחזית הכנסות המדינה ממסים לשנות הכספים 2012-2011

בשנת 2008, בהשפעת המשבר העולמי, הואט קצב הצמיחה בישראל וגם שוק ההון סבל מירידות חדות. כתוצאה מכך, במחצית השנייה של שנת 2008 עד לסוף המחצית הראשונה של שנת 2009 חלה ירידה חדה בגביית המסים. במחצית השנייה של שנת 2009 התאושש המשק, ולפי התחזית הוא ימשיך לצמוח בקצב העולה על 3.5% בשנים 2012-2010. הצמיחה המחודשת צפויה להביא לעלייה מהירה בגביית המסים.

תחזית ההכנסות לשנים 2012-2011 מניחה עלייה ריאלית בשיעור של 3.8% ו-4.0% בהתאמה בתוצר המקומי הגולמי (התמ"ג), עלייה של 2.8% ו-2.2% בהתאמה במחירי התוצר והגדלת מס נטו, הנאמדת בכ-2.4 מיליארד ש"ח, כתוצאה משינויי חקיקה. עוד מניחה התחזית שתכנית ההתייעלות של רשות המסים תניב 0.5 מיליארד ש"ח בשנת 2011 ומיליארד ש"ח נוספים בשנת 2012.

בשנת 2011 יסתכמו הכנסות המדינה ממסים על פי התחזית, בכ-213.5 מיליארד ש"ח, לפי הפירוט הבא: 103.5 מיליארד ש"ח מסים ישירים, 104.6 מיליארד ש"ח מסים עקיפים (ללא מע"מ על הייבוא הביטחוני) ו-5.4 מיליארד ש"ח אגרות (ראה לוח 1 ופירוט בלוח 5). סכום זה מהווה עלייה ריאלית (בניכוי השינוי במדד המחירים לצרכן) של 6.9% לעומת אומדן הגבייה לשנת 2010.

בשנת 2012 יסתכמו הכנסות המדינה ממסים, על פי התחזית, בכ-232.3 מיליארד ש"ח, לפי הפירוט הבא: 111.8 מיליארד ש"ח מסים ישירים, 114.8 מיליארד ש"ח מסים עקיפים (ללא מע"מ על הייבוא הביטחוני) ו-5.7 מיליארד ש"ח אגרות. סכום זה מהווה עלייה ריאלית (בניכוי השינוי במדד המחירים לצרכן) של 6.4% לעומת תחזית הגבייה לשנת 2011.

שינויי החקיקה יוסיפו כ-2.3 מיליארד ש"ח לגביית המסים בשנת 2011 לעומת שנת 2010, וכ-0.1 מיליארד ש"ח לגביית המסים בשנת 2012 לעומת שנת 2011, כך שלעומת שנת 2010, שינויי החקיקה יגדילו את הגבייה בכ-2.4 מיליארד ש"ח בשנת 2012. סכום זה מורכב מהפחתות מס נטו של 2.2 מיליארד ש"ח, אשר אושרו בכנסת, ומהעלאת מס מוצעת של 4.6 מיליארד ש"ח, המוגשת לאישור הכנסת כדי לעמוד בחוק הפחתת הגירעון והגבלת ההוצאה התקציבית, תשנ"ב-1992.

בניכוי שינויי החקיקה יגדלו ההכנסות ממסים בשנים 2012-2011 בשיעור ריאלי של 5.7% ו-6.4% בהתאמה. בהתחשב בשיעור הצמיחה בשנים אלו, גמישות המסים ביחס לתוצר תעמוד על כ-1.55.

בשנים 2012-2010 תסתכם השפעתם נטו של שינויי החקיקה על נטל המס הממשלתי (שהוא משקל סך הכנסות המדינה ממסים בתמ"ג) בהגדלה של 0.5% תוצר. שנים אלו הן חריגות, שכן הן עומדות בין השנים 2009-2003, שבהן שינויי

החקיקה הקטינו את נטל המס הממשלתי בהיקף מצטבר של 3.7% תוצר, ובין השנים 2016-2013, שבהן צפויה הפחתת מסים נוספת של כ-1.5% תוצר. סך שינויי החקיקה בשנים 2016-2003 יקטינו אפוא את נטל המס הממשלתי בכ-4.7% תוצר. באותה תקופה נטל הביטוח הלאומי יקטן בכ-0.5% תוצר, כך שנטל המס הכולל יקטן בכ-5.2% תוצר.

נטל המס הממשלתי צפוי לעמוד על כ-25.3% בשנת 2012, עלייה של 2.1% תוצר לעומת השפל בשנת 2009 וירידה חדה של כ-2.5% תוצר לעומת השיא הקודם בשנת 2007. כיוון שבשנים 2012-2008 שינויי החקיקה יסתכמו בהפחתת מסים מצטברת נטו של כ-0.5% תוצר לעומת שנת 2007, הרי שבניכוי שינויי החקיקה, נטל המס בשנת 2012 צפוי להיות עדיין נמוך מרמתו בשנת 2007 בכ-2% תוצר.

בשנים הבאות ימשיך משרד האוצר להפעיל מדיניות פיסקאלית בעלת שני יעדים: עידוד הצמיחה ושמירה על משמעת פיסקאלית. הדבר יתבטא, בין היתר, בהפחתה נוספת במס על העבודה ובמס חברות במטרה לעודד עבודה ויזמות. בסוף התהליך, שצפוי להסתיים בשנת 2016, המס הישיר השולי המרבי על יחידים (מס הכנסה, דמי הביטוח הלאומי ומס הבריאות) יעמוד על 39% ומס החברות יעמוד על 18%.

לוח 1

הכנסות המדינה ממסים בשנים 2012-2009*

(במיליוני ש"ח, במחירים שוטפים)

שנה	סך-הכול	מסים ישירים	מסים עקיפים	אגרות
2009	177,507	86,396	86,591	4,520
2010 אומדן	195,000	95,000	94,900	5,100
2011 תחזית	213,500	103,500	104,600	5,400
2012 תחזית	232,300	111,800	114,800	5,700

מקור: מינהל הכנסות המדינה

* לא כולל מע"מ על הייבוא הביטחוני.

לוח 2

הכנסות המדינה ממסים בשנים 2012-2009*

(באחוזים מהתמ"ג)

שנה	סך-הכול	מסים ישירים	מסים עקיפים	אגרות
2009	23.2	11.3	11.3	0.6
2010 אומדן	24.1	11.7	11.7	0.6
2011 תחזית	24.7	12.0	12.1	0.6
2012 תחזית	25.3	12.2	12.5	0.6
ממוצע 2002-1992	28.5	15.5	12.3	0.7
ממוצע 2010-2003	26.0	13.7	11.5	0.7
ממוצע 2012-2011	25.0	12.1	12.3	0.6

מקור: מינהל הכנסות המדינה

* לא כולל מע"מ על הייבוא הביטחוני.

תחזית ההכנסות ממסים לשנות הכספים 2011-2012

על פי התחזית המעודכנת, בשנת 2010 יסתכמו הכנסות המדינה ממסים בכ-195.0 מיליארד ש"ח. על בסיס תחזית מעודכנת זו יש להוסיף כ-15.7 מיליארד ש"ח בגין גידול נומינלי בבסיס המס (עיקר העלייה צפויה להתרחש במס חברות ובניכויים משוק ההון), 2.3 מיליארד ש"ח כתוצאה משינויי חקיקה וכ-0.5 מיליארד ש"ח כתוצאה מתכנית ההתייעלות של רשות המסים. בהתאם לחישוב זה, תחזית הכנסות המדינה ממסים לשנת 2011 היא 213.5 מיליארד ש"ח.

לוח 3

תחזית הכנסות המדינה ממסים בשנת 2011

(במיליארד ש"ח)

	סך הכול	מסים ישירים	מסים עקיפים	אגרות
אומדן הגבייה בשנת 2010	195,000	95,000	94,900	5,100
שינויים בבסיסי המס (צמיחה)	15,700	8,960	6,440	300
שינויי חקיקה בשנת 2011	2,300	-460	2,760	0
שינוי שיטת הדיווח והגבייה של מע"מ	500	0	500	0
תחזית הגבייה לשנת 2011	213,500	103,500	104,600	5,400

מקור: מינהל הכנסות המדינה

על בסיס התחזית לשנת 2011 יש להוסיף כ-17.7 מיליארד ש"ח בגין גידול נומינלי בבסיס המס (בדומה לשנת 2011, עיקר העלייה צפויה להתרחש במס חברות ובניכויים משוק ההון), 0.1 מיליארד ש"ח כתוצאה משינויי חקיקה וכמיליארד ש"ח כתוצאה מתכנית ההתייעלות של רשות המסים. בהתאם לחישוב זה, תחזית הכנסות המדינה ממסים לשנת 2012 היא 232.3 מיליארד ש"ח.

לוח 4

תחזית הכנסות המדינה ממסים בשנת 2012

(במיליארד ש"ח)

	סך הכול	מסים ישירים	מסים עקיפים	אגרות
תחזית הגבייה בשנת 2011	213,500	103,500	104,600	5,400
שינויים בבסיסי המס (צמיחה)	17,690	10,250	7,140	300
שינויי חקיקה בשנת 2012	110	-1,950	2,060	0
שינוי שיטת הדיווח והגבייה של מע"מ	1,000	0	1,000	0
תחזית הגבייה לשנת 2012	232,300	111,800	114,800	5,700

מקור : מינהל הכנסות המדינה

שינויי החקיקה מפורטים בלוח 6.

תחזית ההכנסות ממסים ישירים לשנות הכספים 2012-2011

שנת 2011

תחזית ההכנסות ממסים ישירים לשנת 2011 נאמדת בכ-103.5 מיליארד ש"ח, עלייה ריאלית של כ-6.3% לעומת הגבייה בשנת 2010 (ראה לוח 5). השינוי בהכנסות החזויות ממסים ישירים בשנת 2011, לעומת תחזית הגבייה המעודכנת לשנת 2010, נובע מאובדן גבייה בסך כ-0.5 מיליארד ש"ח ומתרומת השינוי בבסיסי המס (הצמיחה), אשר צפויה להסתכם בכ-9.0 מיליארד ש"ח לפי הפירוט הבא:

מסי שכר – השכר הממוצע למשרת שכיר צפוי לגדול בשיעור נומינלי של כ-3.6%, ואילו מספר המועסקים הישראלים בכ-2%, כך שהשכר הממוצע צפוי לגדול בכ-5.6%. העלייה בשכר צפויה להביא לתוספת של 3.5 מיליארד ש"ח בגבייה.

חברות ועצמאים – צפויה תוספת גבייה של כ-4.9 מיליארד ש"ח כתוצאה מהגידול הנומינלי ברווחיות המגזר העסקי.

ניכויים משוק ההון – צפויה תוספת של כ-0.4 מיליארד ש"ח כתוצאה מביצועי שוק ההון.

מסי נדל"ן – צפויה תוספת של כ-0.2 מיליארד ש"ח כתוצאה מעלייה בשווי העסקאות בשוק הנדל"ן.

שנת 2012

תחזית ההכנסות ממסים ישירים לשנת 2012 נאמדת בכ-111.8 מיליארד ש"ח, עלייה ריאלית של כ-5.7% לעומת הגבייה בשנת 2011 (ראה לוח 5). השינוי בהכנסות החזויות ממסים ישירים בשנת 2012, לעומת תחזית הגבייה לשנת 2011, נובע מאובדן גבייה בסך כ-1.9 מיליארד ש"ח ומתרומת השינוי בבסיסי המס (הצמיחה), אשר צפויה להסתכם בכ-10.2 מיליארד ש"ח לפי הפירוט הבא:

מסי שכר – השכר הממוצע למשרת שכיר צפוי לגדול בשיעור נומינלי של כ-3.6%, ואילו מספר המועסקים הישראלים – בכ-2%, כך שהשכר הממוצע צפוי לגדול בכ-5.6%. העלייה בשכר צפויה להביא לתוספת של 3.9 מיליארד ש"ח בגבייה.

חברות ועצמאים – צפויה תוספת גבייה של כ-5.5 מיליארד ש"ח כתוצאה מהגידול הנומינלי ברווחיות המגזר העסקי.

ניכויים משוק ההון – צפויה תוספת של כ-0.5 מיליארד ש"ח, כתוצאה מביצועי שוק ההון.

מסי נדל"ן – צפויה תוספת של כ-0.3 מיליארד ש"ח כתוצאה מעלייה בשווי העסקאות בשוק הנדל"ן.

תחזית ההכנסות ממסים עקיפים לשנות הכספים 2012-2011

שנת 2011

תחזית ההכנסות ממסים עקיפים לשנת 2011 נאמדת בכ-104.6 מיליארד ש"ח, גידול ריאלי של כ-7.6% לעומת שנת 2010. שינויי החקיקה יגדילו את הגבייה בכ-2.8 מיליארד ש"ח. תכנית ההתייעלות של רשות המסים תוסיף 0.5 מיליארד ש"ח, ואילו השינוי בבסיס המס צפוי להוביל לגידול של כ-6.4 מיליארד ש"ח לפי הפירוט הבא:

מס ערך מוסף – בסיס המס הוא הצריכה (הצריכה הפרטית וקניות של המגזר הציבורי) בתוספת מכירות של דירות חדשות. הגידול הנומינלי בבסיס זה צפוי להיות כ-6.7%, שהם תוספת גבייה של כ-4.2 מיליארד ש"ח.

מסי ייבוא – גביית מס הקנייה תלויה בעיקר בייבוא מכוניות. הגידול הנומינלי בבסיס המס צפוי להיות כ-7.3%, כך שהגבייה תגדל בכ-1.2 מיליארד ש"ח.

מסים מקומיים – בסיסי מסים אלה צפויים לגדול בכ-6.5%, שהם תוספת גבייה של כמיליארד ש"ח.

שנת 2012

תחזית ההכנסות ממסים עקיפים לשנת 2012 נאמדת בכ-114.8 מיליארד ש"ח, גידול ריאלי של כ-7.3% לעומת שנת 2011. שינויי החקיקה יגדילו את הגבייה בכ-2.1 מיליארד ש"ח. תכנית ההתייעלות של רשות המסים תוסיף מיליארד ש"ח ואילו השינוי בבסיס המס צפוי להוביל לגידול של כ-7.1 מיליארד ש"ח, לפי הפירוט הבא:

מס ערך מוסף – בסיס המס הוא הצריכה (הצריכה הפרטית וקניות של המגזר הציבורי) בתוספת מכירות של דירות חדשות. הגידול הנומינלי בבסיס זה צפוי להיות כ-6.6%, שהם תוספת גבייה של כ-4.5 מיליארד ש"ח.

מסי ייבוא – גביית מס הקנייה תלויה בעיקר בייבוא מכוניות. הגידול הנומינלי בבסיס המס צפוי להיות כ-8%, כך שהגבייה תגדל בכ-1.5 מיליארד ש"ח.

מסים מקומיים – בסיסי מסים אלה צפויים לגדול בכ-5.7%, שהם תוספת גבייה של כ-1.1 מיליארד ש"ח.

תחזית ההכנסות מאגרות לשנות הכספים 2012-2011

ההכנסות מאַגרות משרדי ממשלה בשנים 2012-2011 יסתכמו בכ-5.3 מיליארד ש"ח וב-5.7 מיליארד ש"ח בהתאמה. התחזית מגלמת תוספת גבייה של כ-0.3 מיליארד ש"ח כל שנה בגין הרחבת הפעילות.

לוח 5

הכנסות המדינה ממסים ומתשלומי חובה 2009-2012*

(במיליוני ש"ח ובאחוזים)

	2009 גבייה בפועל	2010 תחזית מעודכנת	2011 תחזית	2012 תחזית	אחוז השינוי הריאלי לעומת השנה הקודמת** 2011	2012
סך הכול (א+ב+ג)	**177,507**	**195,000**	**213,500**	**232,300**	**6.9**	**6.4**
א. מסים ישירים (1+2+3+4)	**86,396**	**95,000**	**103,500**	**111,800**	**6.3**	**5.7**
1. מס הכנסה	72,401	79,600	87,400	94,700	7.2	6.0
שכירים	32,474	34,500	36,900	38,000	4.4	0.7
חברות	21,111	25,000	28,500	33,500	11.3	15.0
עצמאים	8,199	8,500	9,300	9,600	6.8	1.0
מנהלי חברות	8,310	8,800	9,500	9,900	5.4	1.9
ניכויים משוק ההון	2,307	2,800	3,200	3,700	11.6	13.1
2. מסים על הוצאות שכר	9,890	10,300	10,700	11,400	1.4	4.2
מס מעסיקים	300	300	200	100	-34.9	-51.1
מע"מ מלכ"ר	7,500	7,800	8,200	8,700	2.6	3.8
מע"מ פיננסי	2,090	2,200	2,300	2,600	2.0	10.6
3. מסי נדל"ן	4,740	5,780	6,100	6,400	3.0	2.6
מס רכוש	45	40	-	-	-	-
מס רכישה	2,897	3,600	3,900	4,100	5.7	2.8
מס שבח ומס מכירה	1,798	2,040	2,200	2,300	7.4	2.3
4. התאמות להגדרות התקציב ***	-635	-680	-700	-700	-	-

לוח 5 (המשך)

	2009	2010	2011	2012	אחוז השינוי הריאלי לעומת השנה הקודמת**	
	גבייה בפועל	תחזית מעודכנת	תחזית	תחזית	2011	2012
ב. מסים עקיפים (1+2+3)	**86,591**	**94,900**	**104,600**	**114,800**	**7.6**	**7.3**
1. מע"מ	57,953	63,000	68,000	73,500	5.4	5.7
2. כלל המסים על הייבוא	14,911	16,500	18,900	21,300	11.8	10.2
מכס	2,409	2,700	2,900	3,100	4.8	4.6
מס קנייה על הייבוא	12,502	13,800	16,000	18,200	13.2	11.3
3. כלל המסים המקומיים	13,727	15,400	17,700	20,000	12.2	10.5
מס קנייה מקומי	229	300	300	300	-2.4	-2.2
מס דלק	12,714	14,300	16,500	18,800	12.6	11.4
מס טבק	764	800	900	900	9.8	-2.2
מס בולים	20	-	-	-	-	-
ג. אגרות	**4,520**	**5,100**	**5,400**	**5,700**	**3.4**	**3.2**

מקור : מינהל הכנסות המדינה

* כולל מסים המתקבלים במט"ח, פרט למע"מ על ייבוא ביטחוני.

** שינוי נומינלי בניכוי השינוי במדד המחירים לצרכן.

*** העברת 10% ממס רכוש ו-15% ממס רכישה לקרן פיצויים והפרשי עיתוי בגבייה ממשרדי ממשלה דרך סילוקין.

לוח 6
השפעת שינויי חקיקה על הגבייה – כל שנה לעומת קודמתה 2012-2011
(במיליוני ש"ח)

		2011	2012
	סך הכול	**2,300**	**110**
א.	**מסים ישירים**	**-460**	**-1,950**
1	רפורמה במס הכנסה – הפחתת המס על עבודה 2010-2003	-750	-1,800
2	השפעת העלאת הבלו על הסולר על מס הכנסה	-50	-50
3	הפחתת מס חברות מ-36% ל-25% עד 2010	-700	-700
4	העלאת שווי השימוש ברכב צמוד	700	-
5	ביטול חוק התיאומים	100	100
6	פחת של 50% על השקעות במו"צ ביוני 2008-מאי 2009	1,000	600
7	העלאת מע"מ פיננסי מ-15.5% ל-16.5% עד סוף 2009 ול-16% עד סוף 2012	-	-
8	הגדלת שווי השימוש בטלפונים ניידים	200	-
9	הגדלת הזיכוי בגין טיפול בילדים	-	-300
10	הפחתה בשנת 2010 בשיעור המס על דיבידנד שמקורו ברווחים הראויים לחלוקה	-1,000	-
11	ביטול ההטבה לספורטאים ולעיתונאים זרים	20	-
12	הטלת מס רכישה על דירות בקבוצת רכישה	100	-
13	עיקולים בפורמט האלקטרוני	80	-
14	ביטול ההכרה בהוצאות אש"ל	60	-
15	העלאת תקרת מדרגת מס הכנסה של 10%	-140	-
16	העלאת החלק הפטור של הפנסיה	-80	-
17	הפחתת תקרת הפטור ל-5,000 ש"ח לזכייה בהגרלות	-	200

לוח 6 (המשך)

		2011	2012
ב.	**מסים עקיפים**	**2,760**	**2,060**
1	הרחבת דיווח מע"מ על בסיס מזומן ב-2009-2010	180	-
2	צמצום ייבוא הסיגריות ב-Duty Free	200	-
3	העלאת מס הקנייה על סיגריות ביולי 2010	370	-
	על ייבוא הסיגריות	300	-
	על הייצור המקומי של סיגריות	70	-
4	הטלת בלו על ביודיזל	170	-
5	העלאת הבלו על הבנזין ב-20 אג' לליטר ב-2011-2012	760	760
6	העלאת הבלו על סולר ב-20 אג' לליטר ב-2011-2012	540	540
7	העלאת מס הקנייה על פחם ב-34 שקלים לטון ב-2011-2012	440	440
8	קבוצות רכישה — מע"מ על הקרקע	100	-
9	העלאת מס הקנייה על רכבים מזהמים יותר	-	320
ג.	**אגרות**	-	-

מקור : מינהל הכנסות המדינה

תחזית הטבות המס לשנות הכספים 2012-2011

הטבות המס לשנת 2011* יסתכמו, על פי התחזית, בכ-38.4 מיליארד ש"ח, המהווים כ-18% מהכנסות המדינה ממסים וכ-4.4% מהתוצר. מזה, כ-32.0 מיליארד ש"ח הטבות במסים ישירים, 6.3 מיליארד ש"ח במסים עקיפים ועוד 0.1 מיליארד ש"ח באגרות.

הטבות המס לשנת 2012 יסתכמו, על פי התחזית, בכ-39.6 מיליארד ש"ח, המהווים כ-17% מהכנסות המדינה ממסים וכ-4.3% מהתוצר. מזה, כ-32.8 מיליארד ש"ח הטבות במסים ישירים, 6.7 מיליארד ש"ח במסים עקיפים ועוד 0.1 מיליארד ש"ח באגרות.

האומדן האמור מוטה כלפי מטה מכיוון שאינו כולל סעיפי הטבות שאת עלותם קיים קושי לכמת (לדוגמה עלות הפטור ממס ההכנסה על מלכ"רים).

סכום זה כולל הטבות במסים ממשלתיים בלבד ואינו כולל הטבות בדמי הביטוח הלאומי או במיסוי הרשויות המקומיות.

תחזית הטבות המס לשנים 2012-2011 מפורטת בטבלה המופיעה בפרק א "מסמכי התקציב".

טיב אומדני המס

אומדני הטבות המס סובלים מאי ודאות גדולה, שכן בהיעדר בסיס נתונים מפורט ועדכני של ניצול הטבות המס, אומדנים אלה מחושבים על פי נתונים חלקיים ובפיגור של מספר שנים. הנתונים מקודמים לערכי שנת התחזית בהנחה שאין שינויי התנהגות. הנחה זו סבירה בסביבה מקרו-כלכלית ומיסויית יציבה. אולם, בפועל ישנם מחזורי עסקים ואף חלו שינויים משמעותיים במערכת המס החל משנת 2003 (הרפורמה במיסוי שוק ההון והשינויים במיסוי קופות הגמל ובחוק לעידוד השקעות הון). כמו כן, המתודולוגיה לאמידת העלות של הטבות מס מסוימות משתנה (אם כי לעתים רחוקות).

החל משנת 2009, אומצה שיטה חדשה לאומדן עלות הטבות המס לקופות גמל, כפי שיוסבר להלן.

עקב קשיים בחיזוי מידת המיצוי של הטבות המס, האומדנים מבוססים לעתים על נתונים בפיגור של עד חמש שנים, והם מתורגמים למחירים הרלוונטיים לשנות הכספים 2012-2011. רוב סעיפי האומדן הם על בסיס מימוש בשנים 2012-2011, למעט הסעיף המתייחס להטבות בשוק ההון, כפי שיפורט להלן. רמת הפירוט של הנתונים תלויה במידע שהצטבר במינהל הכנסות המדינה. סעיפים מסוימים מפורטים, בעוד שבסעיפים אחרים האומדנים כלליים.

ההטבות כהוצאות תקציביות

הטבות המס או בשמן האחר 'הוצאות המס' (Tax Expenditures), מוגדרות כהפסד הכנסות הנובע מפטורים או מהנחות במסים הניתנים לקבוצות שונות של אזרחים או לסוגים שונים של פעילות כלכלית. להלן סיווג של הטבות המס:

סוג ההטבה	הגדרה	דוגמאות
פטור	הכנסה או עסקה פטורה מכל מס	פטור ממע"מ על צריכת פירות וירקות טריים
ניכוי	הפחתה של הוצאה פרטית או של חיסכון מההכנסה החייבת	ניכוי של הפרשה לקופת גמל
זיכוי	הפחתה של המס	זיכוי בגין תרומה למוסד ציבורי
שיעור מס מופחת	מס מופחת על הכנסה או על עסקה	מס חברות על מפעלים מאושרים
הקדמת ניכוי הוצאה או דחיית חיובה של הכנסה	ניכוי הוצאה לפני מועד חיוב ההכנסה או דחיית חיובה של הכנסה למרות שהופקה	פחת מואץ הגבוה משיעור הפחת הכלכלי או חיוב במס של אופציות לעובדים במועד המימוש ולא במועד ההקצאה

המושג 'הוצאות מס' פוּתַח בסוף שנות השישים במשרד האוצר האמריקני על ידי פרופסור Stanley Surrey, ומשנת 1974 חִייב הקונגרס לכלול דיווח על הטבות המס בתקציב הממשל הפדראלי. רוב מדינות ה-OECD מפרסמות תקציב הוצאות מס וכך גם מרבית המדינות ואף חלק מהערים שבארצות הברית. בישראל, החל משנת 1986, מצורף דיווח דומה לתקציב המדינה (על פי סעיף 2(ב)(2) לחוק יסודות התקציב — 1985).

פירוט הדיווח אודות הטבות המס שונה ממדינה למדינה, אולם השאיפה היא שדוח כזה יכלול, ככל שהמידע קיים, את הפרטים הבאים :

- רשימה של הטבות מס
- עלות של כל הטבה
- הנהנים מההטבה (לפי עשירוני הכנסות או כל משתנה רלוונטי אחר — מין, מעמד בעבודה, אזור גיאוגרפי וכדומה)
- מטרת ההטבה והאם היא משיגה את יעדה ('מועילות')
- האם השגת היעד היא בעלות אופטימאלית ('יעילות')

- האם שלטונות המס דואגים שלא ייעשה שימוש לרעה בהטבה (ביקורת זכאות).

הקלות במס נועדו להשיג יעדים כלכליים או חברתיים. לעתים ההקלה נועדה לעקוף קושי מינהלי, כדוגמת דחיית מיסוי רווחי הון למועד המימוש בגלל הקושי לאמוד רווחים אלה בעת הצבירה. הקלה במס ניתן לתת בין בדרך של צמצום בסיס המס ובין בהפחתת שיעורו. גם בדחיית תשלום המס גלומה הטבה השווה לקבלת הלוואה ללא ריבית.

הגדרה זו מניחה שהחוק קובע לגבי כל מס את המאפיינים הבאים ('התקן'):

- **בסיס המס** — לדוגמה, בסיס מס הכנסה הוא ההכנסה החייבת, לכן ההכרה בהוצאות עסקיות הכרוכות בייצור ההכנסה אינה נחשבת הטבת מס. כמו כן, הגדלת שיעורי הפחת עקב שינוי טכנולוגי לא תיחשב כהטבה, אך הגדלתם לשם עידוד השקעות תיכלל ברשימת ההטבות. דוגמה נוספת היא הזיכוי לתושב (דהיינו 2.25 נקודות הזיכוי הניתנות לכל נישום והקובעות את סף המס), אשר אינו נחשב הטבת מס בהנחה שהוא שווה ערך לשיעור מס תחילי של 0. לעומת זאת, זיכוי לנשים או לעולים חדשים ייחשב להטבת מס.
- **שיעור המס** — בשיטת מס הכנסה פרוגרסיבית על יחידים, גובה הטבת המס הגלומה בשיעור מס מוגבל על הכנסות מסוימות (כגון הכנסות משוק ההון החל מינואר 2003) הוא ההפרש בין שיעור המס המוגבל לשיעור המס השולי של מקבל ההכנסה. יש לציין ששיעורי מס ראשוניים נמוכים אינם נחשבים כהטבה.
- **החייב במס** — הישות המשפטית החייבת במס בהתאם לחוקי המס הרלוונטיים.
- **הגדרת הגבולות הגיאוגרפיים** — לדוגמה, בשיטת מס טריטוריאלית, הפטור על הכנסות מחו"ל אינו נחשב כהטבה.
- **מינהל המס** — הוראות שונות בחוק, כגון קביעת מועד הגשת דוחות או גובה הקנסות במקרה של איחור בתשלום המס.

לאחר קביעת התקן, כל סטייה ממנו תיחשב כהטבת מס, אולם ההגדרה בעייתית, שכן לא תמיד ברור מהו התקן שיש לחשב על פיו את ההטבה. לדוגמה, על ייצוא סחורות חל מע"מ בשיעור 0. אם בסיס המס הוא הערך המוסף, אזי יש לראות בזה הטבה, אך אם המע"מ הוא מס על הצריכה המקומית, אין לכלול מע"מ בשיעור 0 על ייצוא סחורות ברשימת הטבות המס. לפיכך, יש להתייחס להיקף הטבות המס המדווחות במסמך זה בכפוף לקביעת התקן בכל מס ומס. חשוב להדגיש שלהחלטה הטכנית לכלול סעיף ברשימת ההטבות אין השלכה על ההחלטה הערכית האם ההטבה רצויה.

היתרונות והחסרונות של הטבות המס ככלי מדיניות

כאשר מתגלה כשל שוק המצדיק התערבות ממשלתית שתטיב עם אוכלוסייה מסוימת או עם פעילות כלשהי, נשאלת השאלה באיזו דרך יש לבחור כדי להעניק את ההטבה — הוצאה ישירה או הטבת מס.

לעתים מוזכר שלהוצאות מס יש יתרון על פני הוצאות תקציביות, בכך שביכולתו של מנגנון המס לחלק את ההטבות לאוכלוסייה רחבה ובעלות נמוכה. אולם טיעון זה אינו עומד תמיד במבחן המציאות. מנגנון של חלוקת תשלומי העברה עשוי להיות יעיל לא פחות, וחלוקה דרך מנגנון המס עלולה לצרוך משאבים יקרים לבקרת הזכאות לאותה

הטבה. כמו כן, לעתים נשמעת הטענה שהנהנים העיקריים מהטבות המס הן השכבות המבוססות. לדוגמה, הקלה במס הכנסה מפלה לרעה את העניים הנמצאים מתחת לסף המס. ניתן כמובן להתגבר על חיסרון זה באמצעות שימוש במס הכנסה שלילי.

חיסרון נוסף של הטבות מס הוא הנטל שהן מטילות על שלטונות המס, הנאלצים להקדיש חלק מתקציבם למניעת השימוש לרעה בהקלות מס, ועל מקבלי ההטבות הנדרשים להוכיח את זכאותם. ככל שאי הוודאות המשפטית גדלה, עולה גם העלות למשק. לדוגמה, חברות בעלות מפעל מאושר על פי חוק עידוד השקעות הון, זוכות לשיעור מס חברות מופחת ואף לפטור ממס חברות, בתנאי שעמדו בתנאים מסוימים. השילוב של הטבות משמעותיות ואי הוודאות בעמידה בתנאי הזכאות גורם לחיכוכים ולמחלוקות בין שלטונות המס והנישומים ועקב כך גורם גם לפגיעה בדבר שרצו לעודד — השקעות ותעסוקה.

אולם, החיסרון הגדול של הטבות המס נובע מהיעדר דיון ציבורי אודות התועלת שבהן ומכך שמרביתן אינן זוכות לאישור תקופתי, להבדיל מתקציב ההוצאות של הממשלה, המאושר בחוק הכנסת מדי שנה. לרבים נדמה שניתן להשיג באמצעותן "יש מאַין", כיוון שעלותן אינה ידועה לכול. היעדר הדיון הציבורי השנתי במתן הטבות המס מאפשר עקיפת כללים פיסקאליים המגבילים את ההוצאה, ובכך מטשטש את גודלה האמיתי של הממשלה.

תקציב הוצאות המס נועד, אפוא, לכַמת עלויות אלה ולפרסמן, על מנת שניתן יהיה להשוות בין הטבת מס לבין הוצאה תקציבית ישירה, אולם יש לציין שמטרה זו טרם הושגה.

עדיפות הפחתת מסים לכלל על פני הטבות ייחודיות

הטבות מס מיטיבות אמנם עם מקבליהן, אולם הן מעבירות את נטל תשלום המס אל שאר האוכלוסייה ובכך מְרֵעות את מצבה. הטבות המס משַנות את חלוקת הנטל ותוך כדי כך מסבכות את חוקי המס, מעודדות התחמקות והימנעות מתשלום מס אמת, פוגעות ברווחת כלל הציבור והמשק ומסתירות את ההיקף האמיתי של מעורבות הממשלה במשק.

מכאן שעדיפה רפורמה המשלבת הפחתת שיעורי מס לכלל האוכלוסייה עם ביטול הטבות לקבוצות אוכלוסייה ייחודיות. רפורמות מסוג זה, במינונים שונים, נערכו בישראל בשנת 1975 ובשנת 2003. בארצות הברית הן נערכו בשנת 1986, ולאחר מכן גם בחלק גדול ממדינות המערב.

השינויים ברשימת הטבות המס בשנים האחרונות

משנת 1990 ועד שנת 2002 נעשו בישראל ניסיונות רבים לצמצם את היקף הטבות המס, אך הם עלו יפה רק בחלקם. רוב הניסיונות לצמצם את הטבות המס המשמעותיות נכשלו, כך בשוק ההון, בקצבאות זקנה וילדים, במַע"מ על פירות וירקות ועל שירותי תיירות ובהכנסות מהימורים ומהגרלות. בתחומים אחרים אף חלה נסיגה במשך השנים והורחבו הטבות המס.

על רקע זה יש לראות בשנת 2002 נקודת ציון חשובה. בשנה זו התקבל החוק לתיקון מקיף של פקודת מס הכנסה ('הרפורמה') אשר כלל שינויים מהותיים במס ההכנסה על יחידים בישראל — הפחתה הדרגתית בשנים 2003 עד 2008 בשיעורי המס על עבודה (מתווה ההפחתה נדחה בשנת 2008 עד לשנת 2010, ובשנת 2010 הוחלט על הפחתה מדורגת נוספת עד לשנת 2016) יחד עם צמצום של הטבות המס הניתנות להכנסות מהון ומַעבר משיטת מס טריטוריאלית לשיטת מס פרסונאלית. בנוסף לרפורמה הוטל בשנת 2002 מס חלקי על שווי ההטבה הגלומה בשימוש פרטי בטלפונים סלולאריים, ובשנת 2003 צומצם הזיכוי ממס לתושבי אזורי פיתוח, בוטל הזיכוי לנכים זמניים ובגין הורים נטולי יכולת, הוטל מס על זכיות בהימורים, בהגרלות ובפרסים וצומצמו ההטבות במיסוי העקיף לעולים ולתושבים חוזרים. בשנת 2005 החל מהלך הדרגתי לצמצום הפטור על אביזרים לרכב (ABS וכריות אוויר) ולצמצום ההטבה במס שבח על נכסים היסטוריים, ובשנת 2008 — לצמצום ההטבה לבעלי רכב צמוד.

הניסיון הבין-לאומי וזה הישראלי מלמדים שקשה לבצע ביטול הטבות ולהתמיד בו, זאת כיוון שקבוצות לחץ העלולות להפסיד ממהלך זה חזקות דיין כדי לצמצם את ההפסד ואף להחזיר לעצמן את ההטבה שאבדה. לעומת זאת, לכלל הציבור הנפגע מההטבות המסוימות אין בדרך כלל שדולה או אמצעי לחץ.

בהקשר זה יש להזכיר שבמהלך שנת 2005 הורחבה רשימת היישובים הזכאים להטבות גיאוגרפיות; ניתן פחת מואץ של 100% להשקעות בענפי התעשייה, החקלאות והתיירות בתקופה שבין יולי 2005 עד דצמבר 2006; החל משנת 2006 נקבע הסדר מיסוי מיוחד ביחס לחברות החזקה ישראליות שישקיעו בחברות זרות ('פטור השתתפות'), לפיו משקיעי חוץ יהיו פטורים ממס על רווחי הון גם מחוץ לבורסה; ניתנת חצי נקודת זיכוי במשך שלוש שנים למקבלי תואר B.A. או תעודת הוראה ושנתיים נוספות למקבלי תואר M.A; בשנת 2007 הוכפלה ההטבה למקבלי תואר B.A. לנקודת זיכוי; הוכפלה תקרת הזיכוי לתרומות מ-2 מיליון ש"ח ל-4 מיליון ש"ח והוארכה תקופת הזכאות לזיכוי לחיילים משוחררים מ-24 חודשים ל-36 חודשים; בשנת 2008 שוב הועלו שיעורי הפחת על השקעות בענפי התעשייה, החקלאות והתיירות בתקופה שבין יוני 2008 עד מאי 2009, ובשנת 2009 שוב הועלתה תקרת הזיכוי לתרומות ל-7.5 מיליון ש"ח. באותה שנה, נקבע שהחל משנת 2012, אמהות עובדות ייהנו מנקודת זיכוי נוספת בגין כל אחד מילדיהן עד גיל 5. כמו כן, הוחלט להגדיל את החלק הפטור בפנסיה מ-35% בשנת 2010, ל-42% בשנת 2011 ועד 67% החל משנת 2025.

יש לציין כי הממשלה החליטה לבטל או לצמצם הטבות מס בהיקף כולל נטו של כ-0.6 מיליארד ש"ח. תחזית הגבייה ותחזית הטבות המס לשנים 2012-2011 מניחות ששינויים אלה יאושרו על ידי הכנסת. להלן רשימת השינויים המוצעים:

	השפעה על ההכנסות ממסים (במיליוני ש"ח)
צמצום ייבוא הסיגריות ב-Duty Free	200
העלאת שווי השימוש בטלפון הסלולארי	200
הפחתת תקרת הפטור בהגרלות ל-5,000 ש"ח (החל משנת 2012)	200
ביטול שיעור המס המוגבל על ספורטאים ועיתונאים זרים	20

השוואה בין מדינות

היקף הטבות המס בישראל, כ-4% תוצר בכל אחת מהשנים 2011-2012, אינו חריג בהשוואה למדינות אחרות בעולם. על פי הנתונים של ה-OECD, הבנק העולמי ומִנהל הכנסות המדינה, גרמניה והולנד נמצאות בקצה התחתון עם היקף הטבות מס של כ-1%-2% תמ"ג, ובקצה העליון נמצאת בריטניה עם היקף הטבות מס של כ-12.6% תמ"ג.


היקף הטבות המס, במדינות נבחרות
(כאחוז מהתמ"ג)
בריטניה (2007)
אוסטרליה (2007)
ארה"ב (2008)
שוודיה (2007)
ספרד (2008)
ישראל (2011)
קוריאה (2006)
הולנד (2006)
גרמניה (2006)
0%
2%
4%
6%
8%
10%
12%
14%
מקור: OECD, הבנק העולמי ומנהל הכנסות המדינה

תחזית ההטבות במסים ישירים

בשנים 2012-2011 יסתכמו ההטבות במס ההכנסה ובמסי הנדל"ן ב-32.0 מיליארד ש"ח וב-32.8 מיליארד ש"ח בהתאמה, לפי הפירוט הבא:

	במיליארדי ש"ח		באחוזים	
	2011	2012	2011	2012
השקעות הון ותעשייה	5.8	5.7	18	17
שוק ההון	16.4	17.1	51	52
רווחה ופיזור האוכלוסייה	3.3	3.4	10	10
תחום המשפחה	1.9	2.2	6	7
טובות הנאה (Fringe Benefits)	0.3	0.3	1	1
מסי נדל"ן	3.2	3.2	10	10
הטבות שונות	1.1	0.9	4	3
סך הכול	**32.0**	**32.8**	**100**	**100**

ההטבות להשקעות הון ולתעשייה

החוק לעידוד השקעות הון – אומדן הטבת המס מתבסס על ההפרש בין שיעור המס החל על ההכנסה המוטבת לבין שיעור מס חברות סטנדרטי (24% ו-23% בשנים 2012-2011, בהתאמה). חברה שיש בה השקעות חוץ נהנית משיעורי מס מופחתים של 10%-20%, בהתאם למשקלה של השקעת החוץ.

מסלול הטבות המס מאפשר לחברה בעלת מפעל מאושר לוותר על מענקים וליהנות משיעור מס אפס למשך שנתיים, שש או עשר שנים, בהתאם לאזור הפיתוח שבו ממוקם המפעל. הטבה זו היא למעשה דחיית מס. בעת חלוקת הרווח, ייגבה מס בשיעור של 25% (בתוספת מס על דיווידנד). בשנת 2011 צפוי עדכון של החקיקה הקיימת באופן שלא ישנה מהותית את ההיקף הכללי של הטבות המס, אלא יגדיל את היקף ההטבות לתעשייה באזור הפריפריה על חשבון הקטנת היקפן במרכז. כמו כן, מנגנון ההטבות יפושט ויבוטלו העיוותים הקיימים במנגנון הנוכחי (פירוט נוסף ניתן למצוא בפרק סקירת עיקרי הפעולות של משרד התעשייה, המסחר והתעסוקה).

בשנת 2002, נהנו החברות מהטבה בפועל של כ-2.6 מיליארד ש"ח. בשנת 2006 גדלה ההטבה ל-4 מיליארד ש"ח. ההטבה ב-2012 נאמדת בכ-5.3 מיליארד ש"ח. הורדת שיעור מס חברות מ-36% ב-2003 ל-23% ב-2012 הקטינה את ההטבה הגלומה בשיעורי מס נמוכים או בפטור. הפעילות המוטבת לעומת זאת גדלה מאוד, וייתכן כי הסיבה לכך היא, בין היתר, תיקון 60 לחוק, אשר אפשר משנת 2005 'מסלול ירוק' להטבות מס למפעל מוטב.

החוק לעידוד השקעות הון – הטבת המס (במיליוני ש"ח)				
	2002	2006	2011	*2012
כללי	140	80		
משקיעי חוץ	700	1,000		
מסלול חלופי	1,790	2,940		
סך הכול	2,630	4,020	5,500	5,300

* הטבת המס לפי חוק עידוד השקעות הון היא ריכוזית ומושפעת מהתנודות בהיקף הפעילות המוטבת של חברות בודדות. מסיבה זו, אומדן עלות ההטבה לשנת 2102 סובל מאי ודאות רבה.

מחקר ופיתוח, חיפושי נפט והפקת סרטים – ההוצאות למטרות אלה מותרות בניכוי שוטף, אף שלמעשה הן אינן הוצאות שוטפות. אין אומדן להטבה זו.

זיכוי לעובדי משמרות – עובד במשמרת שנייה או שלישית בתעשייה זכאי לזיכוי מס בשיעור של 15% מהכנסתו, שנבעה מעבודה במשמרות, עד למקסימום של 865 ש"ח לחודש (נכון לשנת 2010). החל מיולי 1990 לא ניתן זיכוי להכנסה ממשמרות, שהיקפה, בצירוף להכנסה הרגילה, עולה על 9,880 ש"ח לחודש (נכון לשנת 2010). ביום 15 באוגוסט 2004 החליטה הממשלה על ביטול הטבה זו החל משנת 2005, אך חזרה בה מאוחר יותר.

החוק לעידוד התעשייה – החוק מאפשר לחברות תעשייתיות לנכות פחת בגין נכסי קניין רוחני והוצאות הנפקה ולהגיש דוחות מאוחדים לצורכי מס. אין אומדן להטבות אלו.

מס מוגבל על רווחי הון מחוץ לבורסה – על רווחי הון (החלק הריאלי) שצמחו החל משנת 2003 חל, לגבי חברות ויחידים, מס מוגבל של 25% (לגבי יחידים שאינם בעלי שליטה, שיעור זה פחת ל-20% בשנת 2006). על רווחי הון שצמחו עד שנת 2002 חל מס שולי רגיל לגבי יחידים או מס חברות רגיל לגבי חברות. ההטבה היא ההפרש שבין שיעור המס השולי או שיעור מס חברות לפי העניין לשיעור המס המוגבל. אומדן ההטבה בסעיף זה אינו כולל רווחי הון בבורסה ושבח מקרקעין שאף הם זוכים לשיעור מס מוגבל (ראה להלן).

פחת מואץ – אין בנמצא אומדן כולל של עלות ההטבה הנובעת משיעורי פחת העולים על שיעורי הפחת הכלכלי. אומדן ההטבה בוצע בעבר רק בגין העלאת שיעורי הפחת ל-50% על השקעות במכונות ובציוד שבוצעו בין 1 ביוני 2008 ל-31 במאי 2009. להטבה זו אין עלות בשנים 2011-2012.

פטור השתתפות – בשנת 2005 נקבע הסדר מיוחד ביחס לחברות החזקה ישראליות שישקיעו בחברות זרות. מטרת ההסדר היא לאפשר הקמת מרכזי ניהול בין-לאומיים של תושבי חוץ בישראל. חברה שתעמוד במספר תנאים תיהנה מפטור ממס על דיבידנד שהיא תקבל מהחברה המוחזקת הזרה ומפטור ממס רווחי הון במכירת מניות של אותה חברה. אין אומדן להטבה זו.

ההטבות לשוק ההון

קופות גמל

קופות הגמל הן מכשיר חיסכון לטווח ארוך. חיסכון זה זוכה להקלות מס הן בשלב ההפקדה, הן בשלב הצבירה והן בשלב המשיכה. הטבות המס ניתנות בצורת זיכוי או ניכוי לגבי תשלומי העובד השכיר או העצמאי, ואילו תשלומי המעביד מהווים הוצאה מוכרת למעביד אך הם אינם הכנסה חייבת בידי העובד.

הסדרת פעילות קופות הגמל והיקף הטבות המס מעוגנים בפקודת מס הכנסה ובתקנות. בעיקר ניתן להזכיר בהקשר זה את הסעיפים 45א, 47, 3(ה3) ו-17(5א) לפקודה ואת תקנות מס ההכנסה (כללים לאישור ולניהול קופות גמל). בשנים 2008-2003 חלו שינויי חקיקה תכופים שהגבירו את המורכבות של תחום זה.

במסגרת הרפורמה במס ההכנסה של שנת 2003, הוחלט על מיסוי מרכיב התשואה הריאלית בקופות גמל לתגמולים. המס יוטל על התשואה שנצברה על הפקדות החל מ-1 בינואר 2003 בלבד. עם זאת, רווחים שמשך עמית בהגיעו לגיל 60, ומקורם בהפקדה שהייתה זכאית להטבת מס, וחלפו 15 שנים ממועד ההפקדה הראשונה, יהיו פטורים ממס.

בחודש אפריל 2004 התקבל חוק הפיקוח על עסקי ביטוח (תיקון מספר 12), התשס"ד-2004 (ס"ח 1936 מיום 4 באפריל 2004, עמוד 370). במקביל בוצע תיקון עקיף בפקודת מס הכנסה (תיקון 138) בנושאים הקשורים להטבות מס ביחס להפרשות לקופות גמל וקרנות פנסיה. על פי תיקון זה, החל משנת 2005 הופחתה התקרה המזכה מ-9,900 ש"ח לחודש ל-7,100 ש"ח לחודש והועלה שיעור הפרשת העובד לקופת גמל מ-5% ל-7%. כמו כן נקבעה תקרה אחת כוללת למסלול הוני ולמסלול קצבתי (ארבע פעמים השכר הממוצע במשק), כך שלא ניתן עוד ליהנות משתי התקרות בנפרד.

נוסף על כך, החל משנת 2006, הותנתה הפקדה בקופת גמל לתגמולים בהפקדה מינימאלית בקופת גמל לקצבה לגבי הפקדה של עמית עצמאי שנולד בשנת 1961 ואילך. כמו כן, נקבע כי עמית עצמאי במסלול התגמולים לא יוכל למשוך כספים אלא בהגיעו לגיל 60 ולאחר חמש שנים לפחות ממועד ההפקדה הראשונה. הכללים הללו חלים על הפקדות מ-1 בינואר 2006.

ב-23 בינואר 2008 אישרה הכנסת את תיקון 3 לחוק הפיקוח על שירותים פיננסיים (קופות גמל). בין השאר ביטל התיקון את האפשרות להפקיד כספים בקופות הוניות וקבע שיעור זיכוי אחיד של 35% לכל המכשירים הפנסיוניים. כמו כן, באותה שנה, החל מהלך הדרגתי לכיסוי כל העובדים השכירים בפנסיית חובה.

היות שאין בנמצא מידע מלא על פעילותו של כל עובד ועובד בחשבון קופות הגמל שלו, אין באפשרותנו לחשב במדויק את הטבות המס בגין הפעילות בקופות גמל. לכן החישוב של הטבות המס להפקדות בקופות גמל המובא להלן הוא בקירוב ויש להתייחס אליו בהתאם. יש לציין שהטבות המס לקרנות השתלמות מוצגות בסעיף נפרד.

החישוב כולל חמישה שלבים:

שלב א: סך ההפקדות במכשירים העשויים ליהנות מהטבות מס בשנת 2009 (השנה האחרונה שלגביה קיימים נתונים):

הפקדה במכשירים מוטבים	מיליארדי ש"ח
פרמיות לביטוח מנהלים	12.0
פרמיות לביטוח אובדן כושר עבודה	1.5
דמי גמולים בקרנות פנסיה	15.8
הפקדות בקופות גמל לתגמולים ולפיצויים	5.3
סך הכול הפקדות	**34.6**

שלב ב (אומדן ההפקדות בשנת 2012): על פי התחזית יגדלו סך תשלומי השכר בכ-18% משנת 2009 לשנת 2012, כך שבהנחה של אי שינוי התנהגות, יסתכמו ההפקדות בקופות גמל הנהנות מהטבות מס (פרט לקרנות השתלמות כאמור) בכ-40.9 מיליארד ש"ח. במהלך עסקים רגיל, הנחה של אי שינוי התנהגות היא סבירה, אך בינתיים נכנסו לתוקף שינויים רבים בתחום קופות הגמל אשר השפעתם על התנהגות המפקידים אינה ידועה, ולכן יש לתת לתחזית ההטבה בסעיף זה ערך אינדיקטיבי בלבד.

שלב ג (הפקדות הנהנות בפועל מהטבות המס): בהיעדר נתון מדויק, הונח ש-10% מההפקדות עוברות את התקרות המותרות ואינן זוכות בהטבות מס. לכן מתוך סך הפקדות של 40.9 מיליארד ש"ח, כ-36.8 מיליארד ש"ח יזכו בהטבות מס בשנת 2012.

שלב ד (שיעור ההטבה): כאמור, חלק מההפקדות זוכות בניכוי (או בפטור הדומה לניכוי) וחלק מזיכוי של 25% או 35%. בשנת 2012, שיעור ההטבה המשוקלל יעמוד על כ-27.9%.

שלב ה (הטבת מס): ממכפלה של הפקדה של 36.8 מיליארד ש"ח, הנהנית מהטבת מס, ומשיעור הטבה ממוצע של 27.9%, מתקבלת הטבת מס של כ-10.3 מיליארד ש"ח בשנת 2012.

קרנות ההשתלמות

קרן השתלמות נותרה אפיק החיסכון היחיד שמעניק הטבות מס על אף שאינו חיסכון לגיל פרישה. הפרשת המעביד לקרן השתלמות, בשיעור שאינו עולה על 7.5% (או 8.4% לעובדי הוראה), פטורה ממס בידי העובד עד למשכורת מרבית של 15,712 ש"ח (נכון לשנת 2010). תקרת ההטבה צמודה לפעמיים תקרת השכר לצורכי תשלום תוספת יוקר. כדי לזכות בהטבה זו, חייב העובד בהפקדה השווה לשליש מהפקדת המעביד.

החל משנת 1996 הורחבה ההטבה לאוכלוסיית העצמאים. עצמאי המפריש לקרן השתלמות עד 7.0% מהכנסתו (עד תקרה) זכאי לניכוי בשיעור שאינו עולה על 4.5%. תקרת ההטבה לעצמאי גבוהה מזו של העובד השכיר בכ-20,250 ש"ח לחודש (נכון לשנת 2010) לעומת 15,712 ש"ח כאמור.

החל משנת 2003, רווחים שנצברו על הפקדות שבוצעו מהמועד האמור, חייבים בשיעור של 15% (20% החל מ-2006), לגבי חלק ההפקדות העולות על תקרת ההטבה.

בשנת 2012 הטבת מס זו נאמדת בכ-4.0 מיליארד ש"ח. מזה כ-3.5 מיליארד ש"ח בעת ההפקדה (כ-2.4 מיליארד ש"ח במס הכנסה וכ-1.1 מיליארד ש"ח בביטוח הלאומי ובמס בריאות), וכ-0.5 מיליארד ש"ח נוספים בגין אי הטלת מס בשיעור של 20% על התשואה הריאלית של קרנות ההשתלמות.

הנהנים מההטבה — מכלל אוכלוסיית השכירים (כולל מנהלי חברות ולא כולל פנסיונרים), רק 37% נהנים מההטבה. שיעור הנהנים עולה עם ההכנסה החייבת, עד 81% בעשירון העליון, כך שההטבה היא רגרסיבית.

עשירון	שיעור ההפרשה לקרנות בקרב קבוצות האוכלוסייה
1	4%
2	8%
3	13%
4	18%
5	26%
6	35%
7	46%
8	61%
9	75%
10	81%
סך הכול בקרב כלל האוכלוסייה	**37%**

ההכנסות מריבית

עד שנת 2002 ובשנה זו, אומדן ההטבה בסעיף הכנסות מריבית הביא בחשבון את הפטור על הכנסות מריבית באפיקים צמודים וכן את הפטור על הרכיב הריאלי בהכנסות מריבית על אפיקים לא צמודים. החל משנת 2003, הייתה הריבית הריאלית באפיקי חיסכון צמודים חייבת במס בשיעור מוגבל של 15%, ואילו באפיקים לא צמודים הייתה הריבית הנומינלית חייבת במס בשיעור מוגבל של 10%. החל משנת 2006 שיעורים אלו הועלו ל-20% ול-15% בהתאמה. ההטבה היא ההפרש בין שיעור המס המוגבל לשיעור המס השולי של מקבלי ההכנסות מריבית. האומדן אינו כולל את הפטור על הריבית על פיקדונות תושבי חוץ בבנקים ישראליים ואת הפטור על פיקדונות במט"ח של עולים חדשים.

רווחי הון בבורסה

רווחי הון בבורסה משתנים במידה רבה משנה לשנה. לפיכך, אומדן ההטבה בסעיף זה מבוסס על ההנחה כי התשואה ההונִית הריאלית שהציבור משיג מהשקעתו במניות (ללא דיבידנדים החייבים במס) מגיעה לשיעור שנתי ממוצע של כ-8% לגבי הציבור בעלי העניין ושל כ-4% לגבי הציבור הרחב שאינו בעל עניין.

עד לשנת 1991, נישומים שפרק ב' ל"חוק התֵאומים" חל עליהם (בעיקר חברות ויחידים החייבים לנהל פנקסים לפי שיטת החשבונאות הכפולה), היו חייבים רק במס חלקי על רווחיהם הריאליים בבורסה. החל משנת 1992 חויבו נישומים אלה, שאינם בעלי שליטה (הכוונה לנישומים שמניותיהם מקנות להם פחות מ-10% מזכויות ההצבעה בחברה), במס מלא. מצבם של נישומים בעלי שליטה, לעומת זאת, לא השתנה עד שנת 1998, אך החל משנת 1999 גם נישומים אלה חייבים במס. עד שנת 2003, "הציבור הרחב" (נישומים שפרק ב' לחוק התיאומים לא חל עליהם, לא כולל הממשלה, הציבור הזר וקופות הגמל המחזיקים ניירות ערך), לא חויב במס על רווחי הון בבורסה. החל משנה זו, במסגרת הרפורמה, הרכיב הריאלי של רווחי הון אלה חויב בשיעור מס מוגבל של 15%. שנת 2003 הייתה שנת מעבר, שבה במקום המס על הרווח הריאלי, הוטל מס מחזור של 0.5% במחצית הראשונה של השנה ושל 1% במחצית השנייה של השנה. בשנת 2006 עלה שיעור המס ל-20% לגבי "הציבור הרחב" ול-25% לגבי יחידים בעלי שליטה. ההטבה בסעיף זה היא ההפרש שבין שיעור המס המוגבל לשיעור המס השולי של בעלי הכנסות מרווחי הון בבורסה.

חלוקת אופציות לעובדים

על פי סעיף 102 לפקודת מס הכנסה, ניתן לדחות את מועד אירוע המס לאחר מתן האופציות לעובד. במסלול הרגיל ישלם העובד מס על פי שיעור המס השולי וההכנסה תיחשב כהוצאה המותרת בניכוי בידי המעביד. ואולם, קיים גם 'מסלול רווח הון' שבו העובד משלם מס בשיעור 25%, אך המעביד אינו רשאי לנכות את ההוצאה לצורכי מס. אין אומדן להטבה זו.

רווחה ופיזור האוכלוסייה

מס הכנסה למלכ"ר

מלכ"רים פטורים ממס על הכנסותיהם שלא מעסק. אין אומדן להטבה זו.

קצבאות משרד הביטחון

פטור על תגמולים ישירים, הניתנים מטעם אגף השיקום במשרד הביטחון למשפחות שכולות, לאלמנות ולנכים (למעט רכב, דיור ושיקום).

קצבאות הביטוח הלאומי

קצבאות ילדים – הפטור על קצבאות ילדים חושב בהנחה שכל הקצבה תמוּסֶה בידי ראש המשפחה. חישוב ההטבה לוקח בחשבון את הגידול הצפוי בקצבאות לילד השני, השלישי והרביעי.

קצבאות זקנה ושאירים – הפטור על קצבאות זקנה ושאירים אמור היה להתבטל בספטמבר 1991, על פי החלטת הממשלה, אך היא חזרה בה ולכן הפטור עומד בעינו.

קצבאות אחרות – קיים פטור על קצבאות בגין נכות כללית, פעולות איבה, ניידות ומענק לידה. לעומת זאת, דמי אבטלה, דמי פגיעה בעבודה, דמי לידה ותשלומים למשרתים במילואים – חייבים במס.

עולים חדשים – עולים חדשים זכאים ל-3 נקודות זיכוי נוספות ב-18 החודשים הראשונים לעלייתם ארצה, ל-2 נקודות זיכוי בשנה שלאחר מכן ולנקודת זיכוי אחת בשנה שלאחריה. אומדן העלות המוצג כאן מתייחס להטבה זו בלבד. נוסף על כך, העולים זכאים לשורה של הקלות שאין לגביהן אומדן עלות: פטור לחמש שנים על הכנסות פסיביות שמקורן בנכס בחו"ל שהיה בבעלות העולה לפני היותו תושב ישראל; פטור ל-20 שנה על הכנסות מריבית מפיקדון במט"ח בבנק ישראלי; פטור לעשר שנים על רווחי הון ממכירת נכס בחו"ל שהיה בבעלות העולה לפני היותו תושב ישראל; פטור לארבע שנים על הכנסה עסקית מחו"ל בתנאי שהעסק היה בבעלות העולה חמש שנים לפני היותו תושב ישראל; פטור על פנסיות מחו"ל בתנאים מסוימים.

החזקת קרוב במוסד – עד ליולי 1990 ניתן זיכוי (בשיעור שבין 35% ל-25%) על הוצאות רפואיות, בגבולות מסוימים. מאז ניתן הזיכוי רק להוצאות בשל אחזקת קרוב במוסד, בשיעור של 35% מההוצאה העולה על 12.5% מההכנסה החייבת.

הורה לילד נטול יכולת – עד שנת 2002, נישום שטיפל בהורה, בבן זוג או בילד נטולי יכולת, היה זכאי ל-2 נקודות זיכוי, בתנאי שלא ביקש זיכוי בשל הוצאות רפואיות בגין אותו בן משפחה נטול יכולת. החל משנת 2003, ההטבה ניתנת רק להורה שיש לו ילד נטול יכולת.

תרומות – 35% זיכוי ליחיד מסכום התרומה, עד לתקרה של 30% מההכנסה החייבת או עד ל-480,000 ש"ח לשנה (נכון לשנת 2000), הנמוך מבין שניהם (לגבי חברות שיעור הזיכוי היה 35% עד שנת 2005 ומשנת 2006 הזיכוי יהיה שיעור מס חברות בשנת מתן התרומה). בשנת 2001 הועלתה (רטרואקטיבית משנת 2000) התקרה ל-2 מיליון ש"ח וניתנה אפשרות לפרוס תרומות העולות על תקרה זו לשלוש שנים קדימה. בשנת 2007 הועלתה התקרה ל-4 מיליון ש"ח ובשנת 2009 היא הועלתה שוב לכ-7.5 מיליון ש"ח.

עיוורים ונכים – פטור על הכנסה מיגיעה אישית של עיוורים ונכים עד 47,200 ש"ח לחודש, או על הכנסות אחרות עד 5,660 ש"ח לחודש (נכון לשנת 2010). בסעיף זה היו כלולים, עד חודש יוני 2003, גם בעלי נכות זמנית כתוצאה ממחלות קשות. החל מיולי 2003, ההטבה מוענקת רק לנישומים עם נכות לתקופה של מעל לשנה. נכים בעלי נכות לתקופה של בין חצי שנה לשנה מקבלים הטבה מוקטנת.

תושבים באזורי פיתוח – ההנחה ממס ניתנת למתגוררים ביישובי פיתוח שהוגדרו לצורך זה. הזיכוי הוא בשיעורים של 13% עד 25% בהגבלה של תִקרה. רשימת היישובים הזכאים צומצמה החל מיולי 2003 וההטבה קטנה מכ-1.5 מיליארד ש"ח לכ-0.6 מיליארד ש"ח. במהלך שנת 2005 הורחבה רשימת היישובים הזכאים. בהתאם לכך, אומדן ההטבה לשנים 2011-2012 הוא 770 ו-790 מיליון ש"ח בהתאמה. יש לציין שהפטור ממע"מ באילת אינו נכלל בסעיף זה, אלא בהטבות במסים עקיפים.

מעבידים באילת – כדי להוזיל את עלות העבודה באילת, ניתן למעסיקים זיכוי בשיעור של 20% מההכנסה החייבת של עובדיהם עד לתִקרת המס שנוּכּה משכר עובדים אלה. החל משנת 2003, הטבה זו אינה ניתנת בשל העסקת קרוב או בעל שליטה בחברה המעבידה. החל משנת 2006 הוגבל הזיכוי למס הכנסה שנוכה מכל עובד בנפרד.

מס הכנסה שלילי – חלק מהמענק אשר ניתן לנישומים שהכנסתם החייבת גבוהה מסף המס. אין אומדן להטבה זו.

ההטבות למשפחה

משפחות חד-הוריות וגרושים – נקודת זיכוי אחת ניתנת לראש משפחה חד-הורית (נוסף לנקודת זיכוי אחת בגין כל ילד) ולגרוש המשתתף בכלכלת ילדיו הנמצאים אצל בן הזוג.

נשים – נשים בחישוב שומה נפרד זכאיות לחצי נקודת זיכוי נוספת; נשים בחישוב מאוחד זכאיות לאותה הטבה בתנאי שהן "בן הזוג הרשום".

ילדים לאִמהוֹת עובדות – אישה עובדת, בחישוב שומה נפרד, הייתה זכאית, עד ליולי 1990, לנקודת זיכוי אחת בגין כל אחד מילדיה שלא מלאו לו עדיין 18 שנה. מאז יולי 1990 ועד שנת המס 1995, ניתנה נקודת זיכוי אחת בגין כל ילד אי-זוגי בלבד, בעוד שאֵם או אב חד-הוריים המשיכו ליהנות מנקודת זיכוי מלאה עבור כל ילד. החל משנת המס 1996 שוב נִתנה לכל אישה, בחישוב שומה נפרד, נקודת זיכוי אחת בגין כל ילד, למעט ילדים בשנת הולדתם הראשונה ובשנה שמלאו להם 18, אשר בגינם ניתנת חצי נקודה זיכוי בלבד. זוג, בחישוב שומה מאוחד, זכאי לרבע נקודת זיכוי בגין ילדיו שלא מלאו להם 18 שנה. החל משנת 2012, אימהות לילדים עד גיל 5 ייהנו מנקודת זיכוי נוספת כדי להתחשב בהוצאות ההשגחה.

בן זוג לא עובד – עד שנת 2004, אדם שכלכלת בן זוגו הייתה מוטלת עליו היה זכאי לנקודת זיכוי אחת, פרט לאישה שדרשה נקודות זיכוי בגין ילדיה, שהייתה זכאית לחצי נקודת זיכוי בלבד כאשר כלכלת בן זוגה הייתה מוטלת עליה. החל משנת 2005 בוטלה הטבה זו, למעט במקרים שבהם הנישום או בן זוגו הם נכים או הגיעו לגיל פרישה.

משלמי מזונות – על פי סעיף 40(ב)(2) לפקודת מס הכנסה, הורים גרושים המשלמים מזונות לילדיהם זכאים לנקודת זיכוי אחת או לחלק ממנה לפי חלקם בהוצאות הכלכלה של ילדיהם.

הטבות שונות במס הכנסה

הכנסות מהימורים, הגרלות ופרסים – עד יולי 2003, הכנסה מהימורים, מהגרלות ומפרסים הייתה פטורה ממס. ביולי 1996 החליטה הממשלה להטיל מס על הכנסות העולות על 1,000 ש"ח שנתקבלו מהימורים והגרלות, אך החלטה זו לא מומשה בפועל. החל מיולי 2003, כל זכייה העולה על 70,000 ש"ח (סכום זה הופחת ל-50,000 ש"ח בשנת 2005), חייבת ב-25% מס. כדי לעמוד בחוק הפחתת הגירעון והגבלת ההוצאה התקציבית, תשנ"ב-1992 מוצע להקטין את תקרת הפטור ל-5,000 ש"ח, החל משנת 2012. שינוי זה צפוי להביא לגידול בהכנסות ממסים של כ-200 מיליון ש"ח.

שכר דירה – שכר דירה מהשכרת דירת מגורים היה פטור ממס עד לסכום חודשי של 7,390 ש"ח (נכון לשנת 2004). בשנת 2005 ובשנת 2006 קטן סכום זה ל-5,540 ש"ח ול-3,695 ש"ח, בהתאמה, ובשנת 2007 הועלה ל-4,200 ש"ח. הסכום עודכן ל-4,680 ש"ח בשנת 2010. מעל לסכום זה פוחת הפטור שקל כנגד שקל.

עידוד בניית דירות להשכרה – חברה שיש בבעלותה בניין שבנייתו הסתיימה בשנת 2007 ואילך ואשר 70% מדירותיו מושכרות למגורים עשר שנים רצופות, זכאית לשיעור פחת של 20% על הבניין וזכאית לקזז הפסד מהבניין בשל פחת כנגד כל הכנסה. כמו כן, החברה פטורה ממס שבח על מכירת הבניין בתנאי שהקונה ימשיך להשכיר את הדירות כך שתקופת ההשכרה הכוללת תהיה 25 שנים רצופות. עלות ההטבה נאמדת בכ-30 מיליון ש"ח בשנת 2011 והיא תגדל עד לכ-100 מיליון ש"ח בטווח הארוך.

חיילים משוחררים – החל משנת 2000 חיילים ומתנדבים בשירות הלאומי ששירתו 23 חודשים לפחות זכאים לשתי נקודות זיכוי נוספות לתקופה של שנתיים מיום שחרורם (תקופה זו הוארכה לשלוש שנים החל משנת 2007). מי ששירת בין 12 ל-23 חודשים זכאי לנקודת זיכוי אחת.

סטודנטים – החל משנת 2005 ניתנת חצי נקודת זיכוי במשך שלוש שנים למקבלי תואר .B.A או תעודת הוראה (לרבות לימודי מקצוע בהיקף של 1,700 שעות אקדמיות) ולמשך שנתיים נוספות למקבלי תואר .M.A, אשר סיימו את לימודיהם בשנת 2005 ואילך. החל משנת 2008 הוכפלה ההטבה למקבלי תואר .B.A ותעודת הוראה, אשר סיימו את לימודיהם בשנת 2007 ואילך, לנקודת זיכוי שלמה.

ספורטאים ועיתונאים זרים – אלה זכאים, במשך שלוש השנים הראשונות לשהותם בארץ, לנכות מהכנסתם החייבת את דמי השכירות ואת הוצאות האירוח ששילמו בישראל. על הכנסתם לאחר ניכויים אלה, עליהם לשלם מס בשיעור של 25% בלבד. מוצע לבטל את הזכאות לשיעור מס מופחת החל משנת 2011.

קרנות וגופים מוטבים

גופים שונים נהנים מהטבות מס. אין אומדן עלות להטבות אלו.

קרן קיסריה אדמונד בנימין דה רוטשילד – הקרן, המפתחת את אדמות קיסריה, פטורה ממס הכנסה וממס שבח.

האקדמיה הלאומית הישראלית למדעים – על פי סעיף 8 לחוק באותו שם, פטורה האקדמיה מכל מס.

קרן וולף – על פי סעיף 4 לחוק באותו שם, פטורה הקרן מכל מס.

קרנות דו-לאומיות של ארצות הברית וישראל – שלוש הקרנות (למדעים, למחקר ופיתוח תעשייתי ולמחקר ופיתוח חקלאי) פטורות ממס שבח, ממס רכישה וממס מעסיקים.

טובות הנאה (Fringe Benefits)

טובות הנאה הן תמורות לא כספיות שהמעסיק מעניק לעובדיו, כגון העמדת דירת מגורים, רכב צמוד או טלפון סלולארי או הלוואה בריבית מסובסדת. פטור או מיסוי חלקי של טובות הנאה ייחשבו כהטבת מס.

רכב צמוד – הטבת המס ברכב צמוד היא ההפרש בין ערך התועלת לעובד לבין תוספת ההכנסה שנלקחת בחשבון לצורכי מס. לדוגמה, בעלי רכב צמוד מקבוצה 2 (כגון מזדה 3 או פורד פוקוס) התחייבו, בשנת 2007, במס על הכנסה זקופה של 1,330 ש"ח לחודש בלבד, בעוד שתועלתם משימוש פרטי ברכב נאמדה ב-2,700 ש"ח עד 3,000 ש"ח לחודש. זקיפת ההכנסה בגין רכב צמוד עלתה בשנת 2008 (ל-1,570 ש"ח לחודש לרכב מקבוצה 2) והיא ממשיכה ותמשיך לעלות בהדרגה בשנים 2011-2009 (עד לכ-2,500 ש"ח לחודש לרכב מקבוצה 2). בכך צומצמה הטבת המס בסעיף זה מ-2.5 מיליארד ש"ח בשנת 2007 ל-2.1 מיליארד ש"ח בשנת 2008, ל-1.6 מיליארד ש"ח בשנת 2009, והיא תצומצם עוד למיליארד ש"ח בשנת 2010 ול-0.3 מיליארד ש"ח החל משנת 2011.

טלפון סלולארי – עובד שמעסיקו העמיד לרשותו טלפון סלולארי חייב בתשלום מס נוסף על הכנסה זקופה בגובה של 50% מחשבון ההוצאות, אך לא יותר מ-95 ש"ח לחודש, נכון לשנת 2009. מוצע להעלות סכום זה ל-150 ש"ח לחודש ובכך לצמצם את ההטבה.

הטבות במסי נדל"ן

מס רכישה

מס רכישה מופחת לנכה, נִפגע, בן משפחה של נִסְפָּה ועולה חדש (עד תִקרה שנקבעה). גם במכירה ללא תמורה, מיחיד לקרובו, ניתנת הנחה של שני שלישים לעומת השיעור הרגיל. בעקבות הקטנת שיעורי מס הרכישה בשנים 2008-2007, הטבות אלו זניחות.

מס שבח

מס שבח לדירות מגורים — לפי חוק מס שבח, רשאי בעל דירת מגורים אחת למכור אותה אחת ל-18 חודשים בפטור מלא ממס שבח. מי שברשותו יותר מדירת מגורים אחת, רשאי למכור, בפטור ממס, דירת מגורים אחת פעם בארבע שנים.

מס שבח לנכסים היסטוריים — על פי סעיף 48א(ד)(1) לחוק מיסוי מקרקעין (שבח ורכישה), נכסים שנרכשו עד 1960 חייבים בעת מכירתם במס שבח מוגבל, בין 12% ל-24% בלבד. החל משנת 2005 צומצמה הטבה זו בהדרגה לגבי חברות ולגבי יחידים שקיבלו את הזכות במקרקעין בפירוק חברה. לגבי יחידים ואחרים (כגון אגודות שיתופיות) תצומצם ההטבה החל משנת 2011 עד שתבוטל לגמרי בשנת 2015.

מס על שבח מקרקעין — על השבח (החלק הריאלי) שצמח החל משנת 2002 חל מס מוגבל של 25% (שיעור זה הופחת ל-20% החל משנת 2007). ההטבה היא ההפרש בין שיעור המס השולי (או שיעור מס חברות לגבי חברות) לשיעור המס המוגבל.

הטבות נוספות במסי נדל"ן — קיימות הטבות מס נוספות לקרנות ריט (קרנות סחירות המשקיעות בנדל"ן מניב באמצעות הבורסה), לפרויקטים של פינוי-בינוי ולעסקות של שחלוף נכסים. אין אומדן להטבות אלו.

תחזית ההטבות במסים עקיפים

בשנים 2012-2011 יסתכמו ההטבות במסים עקיפים ב-6.3 מיליארד ש"ח וב-6.6 מיליארד ש"ח בהתאמה. כמחצית מההטבות יהיו במע"מ.

מכס ומס קנייה

סולר – על פי הסדר הסולר, מפעלים תעשייתיים, מובילים והתחבורה הציבורית נהנים מהחזר חלקי של המס על סולר.

עולים חדשים — עד לשנת 2004 עולה חדש שילם מס מופחת בשיעור של 25% בתוספת מע"מ בעת רכישת רכב בנפח מנוע של עד 1750 סמ"ק ו-50% בתוספת מע"מ בעת רכישת רכב בנפח מנוע גדול יותר (זאת בהשוואה לשיעור המס הכללי של 95% עד 109%). החל משנת 2005 שיעור המס הוא 50% בתוספת מע"מ, ללא הבדל נפח מנוע. כמו כן בוטל, החל משנת 2005, הפטור ממע"מ שניתן לעולים ולתושבים חוזרים בעת רכישת רהיטים שיוצרו בישראל.

תושבים חוזרים — עד שנת 2004, תושבים חוזרים ששהו מעל לשנתיים בחו"ל זכו להטבות במכס ובמס קנייה. משנת 2005, הטבות אלו יינתנו רק לשוהים בחו"ל מעל שש שנים.

תיירים – ישראלים מעל גיל שנתיים החוזרים מחו"ל, פטורים ממכס וממס קנייה על סחורה שהביאו עמם לצריכה עצמית, בשווי של עד 200 דולר. בנוסף לכך, נכנס מעל לגיל 17 זכאי לייבא כמות מוגבלת של אלכוהול וסיגריות. עיקר ההטבה היא בגין ייבוא סיגריות. מוצע לצמצם ייבוא זה משתי חבילות לחבילה אחת.

חלקים לרכב – רכב המצויד בכריות אוויר,במערכת ABS או בממיר קטליטי נהנה מזיכוי במס קנייה עד תיקרה. עלות הטבה זו תקטן בשנים הבאות כתוצאה מצמצום הדרגתי בתקרת הפטור.

מוניות – כלי רכב המשמשים כמוניות פטורים ממכס וממס קנייה.

פטורים מותנים אחרים – ניתנים במכס ובמס קנייה, במקרים כגון פטור למוסדות להשכלה גבוהה על ייבוא חומר מדעי וחינוכי, פטורים על פי אמנות בין-לאומיות או פטור למוסדות בריאות.

מס ערך מוסף

מע"מ בשיעור אפס חל על צריכת פירות וירקות טריים וכן על צריכה של תיירים זרים בבתי מלון (וכן ברכישת שירותים ומוצרים נוספים על ידי תיירים זרים).

גם הצריכה באזור אילת (פרט לצריכת מוצרים בני קיימא וסיגריות) פטורה ממע"מ. על פי החלטת הממשלה מיום 15 באוגוסט 2004 פטור זה היה צריך להתבטל החל משנת 2005, אלא שהחלטה זו לא אושרה על ידי הכנסת. על פי הצריכה בפועל בשנת 2009, הסתכמה הטבת המס הנובעת מהפטור ממע"מ על פירות וירקות בכ-1.9 מיליארד ש"ח.

הטבות מס באגרות

החל משנת 1994 מוטלת אגרה על המשתמשים האזרחיים בתדרים לשידור, ובשנת 1995 הורחבה תחולתה לחברות הטלוויזיה בכבלים. מערכת הביטחון (כולל המשטרה), שהיא המשתמשת העיקרית בתדרים, ממשיכה ליהנות מפטור.

חלק ה

תכנית תקציב רב-שנתי מונחת על שולחן הכנסת

התקציב הרב-שנתי – מעטפות

התקציב הרב-שנתי לשנות הכספים 2013-2011 פורט ב'מעטפות'. כל 'מעטפה' כוללת את סוג ההוצאות עם המאפיינים המשותפים. בהתאם ל'חוק יסוד: משק המדינה', משמשת תכנית התקציב הרב-שנתי בסיס לתקציב המפורט בשנת התקציב העוקבת.

תכולת המעטפות

התקציב הרגיל

משרדי הממשלה	כל ההוצאות המנהליות של משרדי הממשלה
ביטחון וביטחון הפנים	הוצאות מערכת הביטחון, הוצאות חירום אזרחיות, תיאום הפעולות בשטחים, משטרה ושירות בתי הסוהר
שירותי חברה והרשויות המקומיות	הוצאות מערכת החינוך, ההשכלה הגבוהה, הבריאות, העבודה והרווחה, הקליטה וכן תשלומים לרשויות המקומיות
תשלומי העברה לפרטים	העברות האוצר למוסד לביטוח לאומי, גמלאות ופיצויים לעובדי המדינה, תגמולים והטבות לניצולי השואה על-פי חוק וכן מענקים לעולים ולזכאים אחרים לרכישת דירות ולתמיכות בשכר הדירה
תמיכה במחירי מוצרים ובשירותים	בעיקר סבסוד התחבורה הציבורית והמים לחקלאות
עידוד המגזר העסקי	הוצאות בגין החוק לעידוד השקעות הון, מענקי מחקר ופיתוח ומענקים לענפי החקלאות
תשלום ריבית וסבסוד האשראי	תשלומי ריבית על חובות פנימיים וחיצוניים של המדינה
רזרבות	הרזרבה הכללית

תקציב פיתוח וחשבון הון

השקעות בתשתית	השקעות הממשלה בתשתית הכבישים, ברכבת, במים, בתעשייה, באנרגיה, בכיתות הלימוד, במוסדות בתחום הבריאות, במבני ממשלה ובדיור
מתן אשראי	למשכנתאות לזכאים, לעולים ולוותיקים אשראי סיוע למגזר העסקי ולפיתוח מפעלי הביוב
תשלום החובות	תשלומי קרן על חובות פנימיים וחיצוניים של המדינה

תכנית התקציב הרב-שנתי

(באלפי ש"ח)

	הצעת התקציב לשנת 2011 (במחירי 2011)	הצעת התקציב לשנת 2012 (במחירי 2012)	תכנית התקציב לשנת 2013 (במחירי 2012)
התקציב לחישוב מגבלת ההוצאה*	271,196,234	284,657,172	292,229,053
תשלום חובות למעט תשלום חובות לביטוח לאומי	76,989,000	81,259,000	80,906,725
סך-הכול כללי	**348,185,234**	**365,916,172**	**373,135,778**
חלק א: התקציב הרגיל	247,116,515	258,804,806	265,093,710
חלק ב: תקציב הפיתוח וחשבון הון	101,068,719	107,111,366	108,042,068
חלק א: תקציב רגיל	**247,116,515**	**258,804,806**	**265,093,710**
משרדי הממשלה	19,523,822	20,368,270	20,571,512
ביטחון וביטחון פנים	59,542,914	61,195,714	63,170,569
שירותי חברה והרשויות המקומיות	71,794,387	74,325,594	75,143,335
תשלומי העברה לפרטים	48,261,606	51,204,544	52,118,213
תמיכות במחירי מוצרים ושירותים	2,880,395	3,175,926	3,476,683
עידוד המיגזר העיסקי	2,014,243	2,094,465	2,164,619
תשלום ריבית וסיבסוד אשראי	36,831,000	38,570,000	40,435,611
רזרבות	6,268,148	7,870,293	8,013,168
חלק ב: תקציב הפיתוח וחשבון הון	**101,068,719**	**107,111,366**	**108,042,068**
השקעות בתשתית	13,173,510	14,082,132	15,128,581
מתן אשראי	2,478,209	2,673,234	2,806,762
תשלום החובות	85,417,000	90,356,000	90,106,725

* התקציב נטו בניכוי תשלום חובות למעט תשלום חובות לביטוח לאומי.

חלק ו

נספחים

עקרונות חוק התקציב

עיקרי החוק

חוק התקציב השנתי מוגש בהתאם להוראות 'חוק יסוד: משק המדינה', שלפיהן ייקבע תקציב המדינה בחוק למשך שנה ויכלול את ההוצאות הצפויות והמתוכננות של הממשלה. החוק גם קובע שהצעת התקציב תהיה מפורטת ותונח על שולחן הכנסת לא יאוחר מ-60 יום לפני תחילת שנת התקציב.

חוק יסודות התקציב, התשמ"ה-1985 (להלן – חוק יסודות התקציב) הוא שהניח את היסודות לחוקי התקציב השנתיים, כדלקמן:

- הפרטים והמבנה של חוק התקציב השנתי
- סמכויות הממשלה לשנות במהלך השנה את התקציב ואת התחומים שבהם היא נדרשת לקבל את אישור הכנסת או את אישורה של ועדת הכספים של הכנסת
- דרכי השימוש ברזרבות
- עדיפות חוק התקציב על חוקים אחרים ודרכי אכיפתו
- מגבלות האשראי על הרשויות המקומיות ועל הגופים המתוקצבים
- הוראות מיוחדות לגבי הגופים המתוקצבים.

ביום 22 ביוני 2010 אישרה הכנסת את חוק יסוד: תקציב המדינה לשנים 2010-2009 (הוראת שעה) (תיקון)(להלן – חוק היסוד), הקובע כי תקציב המדינה לשנות הכספים 2012-2011 יהיה תקציב דו-שנתי שיקבע את הוצאות הממשלה הצפויות והמתוכננות לכל אחת מהשנים האמורות וייקבע בחוק אחד.

באותו יום אישרה הכנסת את חוק ההתייעלות הכלכלית (תיקוני חקיקה ליישום התכנית הכלכלית לשנים 2010-2009) (תיקון מספר 4). מדובר בתיקון לחוק, הקובע התאמות של כללים פרטניים לכל אחת משנות הכספים 2012-2011, כפי שנקבעו עבור התקציב הדו-שנתי לשנים 2010-2009 (במיוחד לגבי העברת תקציב בין השנים ועודפי תקציב בלתי מנוצלים) .

בהתאם לאמור בחוק היסוד ובחוק יסודות התקציב, מוצע חוק התקציב לשנות הכספים 2012-2011, הקובע את ההוצאה המַרבית שהממשלה מורשית להוציא בכל אחת משנות הכספים האמורות ואת חלוקתה לסעיפי התקציב, לתחומי פעולה ולתכניות, כמפורט בתוספת הראשונה לחוק, לכל אחת משנות הכספים האמורות.

בנוסף לכך נקבעו בחוק גם סכומים מֵרביים להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח אדם. גם אלה מוגדרים ברמת סעיפים, תחומי פעולה ותכניות, והם מפורטים בתוספת הראשונה לחוק.

בתוספת השנייה לחוק קבועים סעיפי התקציב של המפעלים העסקיים.

שר האוצר, כממונה על ביצוע התקציב, מוסמך להתקין תקנות והוראות מינהל לביצועו.

חוק ההרשאה

חוק התקציב בישראל הוא חוק הרשאה, המתיר לממשלה להוציא בשנת הכספים לכל היותר את הסכומים הנקובים בו, אך אינו מחייב אותה לעשות כן. הרשאה זו מתייחסת להוצאה, להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח אדם.

הוצאה

תקציב ההוצאה לשנה מסוימת מתיר לממשלה להוציא באותה השנה סכום שחלוקתו מופיעה בטור הראשון של התוספת הראשונה לחוק. הממשלה רשאית, באישור ועדת הכספים של הכנסת, להעביר סכומים בין סעיפי התקציב השונים.

הוצאה מותנית בהכנסה

הרשאה נוספת המותנית בקבלת הכנסות מגורמים חוץ ממשלתיים. חלוקת הוצאה זו מופיעה בטור השני של התוספת הראשונה.

הרשאה להתחייב

בנוסף למגבלה על ההוצאה בפועל, מגביל החוק התחייבויות באמצעות הרשאה להתחייב. הרשאה זו, המופיעה בטור השלישי של התוספת הראשונה, מציינת את הסכום המרבי שהממשלה רשאית להתחייב עליו באותה התכנית במהלך שנת הכספים, גם אם יתבצע התשלום בשנים הבאות. הֶסדר זה מאפשר לממשלה לפעול במסגרת תכניות רב-שנתיות בפיקוח תקציבי נאות.

לגבי תכניות בתקציב הרגיל שבהן לא נקוב סכום הרשאה להתחייב אלא סכום הוצאה ו/או הוצאה מותנית בהכנסה, ניתן להתחייב בגובה הסכומים האלה אם ההוצאה תיעשה במרוצת אותה שנת הכספים או בשנת הכספים שלאחריה.

שיא כוח אדם

מספר שיא כוח האדם המרבי שהממשלה רשאית למלא בשנה מסוימת מופיע בטור הרביעי של התוספת הראשונה.

בסיס ההוצאה בתקציב

בסיס מזומנים

חוק התקציב מושתת על בסיס מזומנים. כהוצאה תקציבית נחשב תשלום במזומן או זיכוי של החשב הכללי.

בסיס ביצוע

כדי לאפשר למפעלים העסקיים, המוֹכְּרים מוצרים ושירותים לציבור, לנהל מערכת חשבונאות קרובה ככל האפשר לזו של גוף מסחרי, הושתת התקציב שלהם על אותו בסיס ביצוע. כלומר, ההוצאה של מפעלים עסקיים אלה נחשבת בתור שכזו כאשר בוצעה העבודה או משנתקבל השירות או הנכס, בין אם בוצע התשלום ובין אם נדחה למועד מאוחר יותר. על אותו הבסיס מוגדרת גם ההכנסה של המפעלים העסקיים.

רזרבות

בתוספת הראשונה קיימת הרזרבה הכללית. כמו כן קיימות בתקציב רזרבות מיועדות בתקציבי המשרדים השונים. החוק מקנה לשר האוצר סמכות לקבוע, באישור ועדת הכספים של הכנסת, את המטרות והיעדים להוצאת סכומי הרזרבות.

שימוש בעודפי השנה הקודמת

כספים שלא הוצאו בשנה מסוימת ניתנים לניצול בשנה שלאחריה, בתנאי שנותר עודף בסעיף ההוצאה הראשי. שר האוצר מוסמך לאשר עודפים לניצול, לאחר מתן הודעה על כך לוועדת הכספים של הכנסת. הסכום המותר לשימוש יתווסף לסכומים המאושרים בתקציב השנה השוטפת.

עודפים מיוחדים

באישור ועדת הכספים של הכנסת, רשאי שר האוצר לכלול ברשימת העודפים המיוחדים את פרטי ההוצאה מתקציב השנה הקודמת, שלגביהם לא יקוזזו הגירעונות, אם יהיו כאלה, בסעיפי תקציב ראשיים שבהם מופיעים פרטי ההוצאה האמורים.

שינויים בחוק התקציב במהלך שנת הכספים

'חוק יסודות התקציב' מאפשר ביצוע שינויים במהלך השנה. כל שינוי בתכנית טעון הודעה לוועדת הכספים של הכנסת. שינויים בשיעורים העולים על השיעורים הנקובים בחוק מחייבים את אישורה המוקדם של הוועדה.

דוח תקבולים, הוצאות ומילוי משרות

על שר האוצר להגיש לכנסת דוח על התקבולים, ההוצאות ומילוי המשרות בתקציב, לכל תוספותיו וחלקיו תוך שישה חודשים מתום שנת הכספים. בנוסף לכך, על השר להגיש לוועדת הכספים של הכנסת, בסוף כל רבעון, אומדן של ביצוע הגירעון ומימונו, המבוסס על נתוני קופה.

ביצוע התקציב

התקנת תקנות והאצלת סמכויות

שר האוצר ממונה על ביצוע 'חוק יסודות התקציב' וחוק התקציב. הוא רשאי להתקין תקנות, לרבות פירוט נוסף של תכניות וכן להאציל את סמכויותיו לפי 'חוק יסודות התקציב', לרבות הסמכות להתקין תקנות ביצוע, כולל סדרי ניהול כספים וחשבונות, פרט לתקנות בעלות תוקף תחיקתי.

פיקוח על הביצוע מבחינת חוקיות ההוצאה

הסמכות לפקח על ביצוע התקציב מבחינת חוקיות ההוצאה, העמידה במסגרת התקציב המאושר והתקנת התקנות בדבר סדרי ניהול כספים וחשבונות, מואצלות כל שנה לחשב הכללי. החשב הכללי פועל באמצעות חשבי המשרדים הצמודים למשרדים השונים והם אחראים ישירות בפניו וכפופים לו מבחינה ארגונית. חתימת חשב המשרד היא תנאי הכרחי למתן תוקף לכל התחייבות או הוצאה של הממשלה.

ביצוע תקציב לגבי תאגידים

סעיפי חוק התקציב המתייחסים לגופים המתוקצבים, לרשויות המקומיות ולגופים הנתמכים, מַקנים סמכויות ביצוע לשר האוצר, ובנוסף אליו — גם לשרים הנוגעים בדבר (השרים הממונים).

ביקורת חיצונית על ביצוע התקציב

ביקורת חיצונית על ביצוע חוק התקציב נתונה בידי מבקר המדינה המגיש את הדין וחשבון השנתי שלו לכנסת. ההערות וההמלצות של מבקר המדינה הנוגעות לחוק התקציב ולביצועו, לדין וחשבון על התקבולים ועל הוצאות המדינה ולמאזן התחייבויותיה וזכויותיה של המדינה, נידונות בוועדה לענייני ביקורת המדינה. מסקנות הוועדה מובאות לאישור הכנסת.

מסמכי חוק התקציב

הצעת חוק התקציב הדו-שנתי מפרטת את סך ההוצאה השנתית שמותר לממשלה להוציא בכל אחת משנות הכספים. בנוסף לכך מפורטים בהצעה תקציב ההוצאה המותנית בהכנסה, ההרשאה להתחייב, שיא כוח האדם ותקציבי המפעלים העסקיים.

להצעת חוק התקציב מצורפות שתי תוספות:

התוספת הראשונה

פירוט תקציב ההוצאות

בתוספת הראשונה מפורטים תקציב ההוצאה, ההוצאה המותנית בהכנסה, ההרשאה להתחייב ושיא כוח האדם של הממשלה. בפירוט תקציב ההוצאות, מורכבת התוספת הראשונה משני חלקים:

חלק א: התקציב הרגיל

תקציב זה מסווג לפי תחומי מִמשל ומינהל, ביטחון, רשויות מקומיות, שירותי חברה, כלכלה ומשק, תשלומי ריבית ורזרבות.

חלק ב: תקציב פיתוח וחשבון הון

חלק זה כולל השקעות ישירות של הממשלה בתחומים שונים, מתן אשראי ותשלומי קרן.

התקציב לחישוב מגבלת ההוצאה

בהתאם לחוק הפחתת הגירעון והגבלת ההוצאה התקציבית, תשנ"ב-1992, התקציב לחישוב ההוצאה הממשלתית המותרת הוא תקציב ההוצאה (ללא הוצאה המותנית בהכנסה) בחלק א ובחלק ב כאמור, בניכוי תשלום חובות למעט תשלום חובות לביטוח הלאומי.

תחזית התקבולים והמִלוות

תחזית ההכנסות מחולקת גם היא לשני חלקים:

חלק א: תקבולים שוטפים

חלק זה כולל את המסים על הכנסה ורכוש, מסים על הוצאה, אַגרות בעד שירותים, ריבית ורווחים, תמלוגים ותקבולים אחרים.

חלק ב: תקבולים ממלוות וחשבון הון

חלק זה כולל את החזרי ההשקעות של הממשלה ופירעון ההלוואות שהיא נתנה, הפרשות לפנסיה ולפיצויים, הכנסות הון, מִלוות שקיבלה הממשלה בארץ ומלוות ומענקים שקיבלה מחו"ל.

תחזית הטבות המס

בתחזית זו מפורטים הסכומים שלא ייגבו בשל הטבות מס, לפי חלוקה להטבות במסים ישירים, הטבות במסים עקיפים והטבות באגרות.

התוספת השנייה

תוספת זו כוללת את פירוט התקבולים, ההוצאות, ההרשאה להתחייב ושיא כוח האדם של המפעלים העסקיים של הממשלה. התוספת השנייה מורכבת משני חלקים:

חלק א: תחזית תקבולים של המפעלים העִסקיים

חלק זה כולל את תקבולי המפעלים העִסקיים (כמו לשכת הפרסום הממשלתית ומינהל מקרקעי ישראל). התקבולים המופיעים כאן נחשבים כתקבולי המדינה, אך הם אינם כלולים באומדן התקבולים והמלוות בתוספת הראשונה.

חלק ב: תחזית ההוצאות של המפעלים העסקיים

חלק זה כולל את אומדני ההוצאות של המפעלים העסקיים.

מחירי התקציב

הסכומים בחוק ובלוחות התקציב נקובים באלפי שקלים. הנתונים לגבי הצעות התקציב לשנות הכספים 2012-2011 הם במחירים של ממוצעים משוערים לתקופה ינואר-דצמבר 2011 ו-2012 בהתאמה. הנתונים המתייחסים לשנות הכספים 2010-2009, נקובים במחירי התקציב המקורי לשנים אלו.

מקדמי המעבר לשנות הכספים 2012-2010
ממוצע לעומת ממוצע
(באחוזים)

	2009	2010	2011	2012
קניות	0.0	0.0	0.0	0.0
השכר במגזר הציבורי	1.5	1.4	1.0	1.0
השכר הממשלתי	1.3	1.4	1.0	1.0
מטבע חוץ (דולר)	-16.3	16.6	-9.5	0.0
תשומות הבנייה	0.0	0.0	0.0	0.0

מקדמי התקציב מקדמים את רמת המחירים, שעל בסיסה נבנה תקציב השנה השוטפת, לרמה הממוצעת החזויה בכל אחת משנות התקציב הבאות. אי לכך אין לראות במקדמי המעבר המופיעים בלוח דלעיל תחזיות לשינוי מחירים בשנים הבאות.

משרדי הממשלה יתייחסו לתקציב במחירים נומינליים ויתכננו את הוצאותיהם בהתאם לתקציב.

לוחות התקציב

סך תקני כוח אדם לשנת הכספים 2011

		שיא כוח אדם	עבודה בלתי צמיתה במונחי משרות	סך תקני כוח אדם
	סך-הכול כללי	**85,413**	**14,071**	**99,488**
	סך-הכול משרדי הממשלה	**66,022**	**13,056**	**79,082**
01	נשיא המדינה	42.5	27	70
02	הכנסת	558	64	622
04	משרד ראש הממשלה	926.5	1,155	2,082
05	משרד האוצר	5,251	816	6,067
06	משרד הפנים	516.5	396	913
07	המשרד לביטחון הפנים	28,175.5	3,380	31,556
08	משרד המשפטים	5,288	2,609	7,897
09	משרד החוץ	1,058	113	1,171
10	המועצה הלאומית לביטחון	1	58	59
11	משרד מבקר המדינה	559		559
14	מימון מפלגות		10	10
15	משרד הביטחון	2,232		2,232
16	הוצאות חירום אזרחיות	12		12
17	תיאום הפעולות בשטחים	203.5	49	252
19	משרד המדע והטכנולוגיה ומשרד התרבות והספורט	106	73	179
20	משרד החינוך	2,092	265	2,357
23	משרד הרווחה	2,636	360	2,996
24	משרד הבריאות	9,180	1,330	10,510
25	הרשות לזכויות ניצולי השואה	61	18	79
26	המשרד להגנת הסביבה	501	62	563
29	משרד הבינוי השיכון	630	106	736
30	המשרד לקליטת העלייה	418.5	36	455
33	משרד החקלאות ופיתוח הכפר	1,287	505	1,792
34	המשרד לתשתיות לאומיות	283	123	406
36	משרד התעשייה, המסחר והתעסוקה	1,591.5	257	1,849
37	משרד התיירות	136.5	36	173
39	משרד התקשורת	91	48	139

סך תקני כוח אדם לשנת הכספים 2011 (המשך)

		שיא כוח אדם	עבודה בלתי צמיתה במונחי משרות	סך תקני כוח אדם
40	משרד התחבורה	691	217	908
41	הרשות הממשלתית למים וביוב	125.5	89	215
43	המרכז למיפוי ישראל	241.5	7	249
46	חוק חיילים משוחררים	21		21
54	רשויות הפיקוח	55	94	149
56	נציבות שוויון זכויות לאנשים עם מוגבלות	9	19	28
68	היחידה לעניין עובדים זרים	742	434	1,176
47	רזרבה כללית	300	300	600
	סך-הכול מפעלים עסקיים	**19,391**	**1,015**	**20,406**
89	מפעלי משרד ראש הממשלה ומשרד האוצר	97	27	124
94	בתי חולים ממשלתיים	18,748	870	19,618
95	נמל יפו ונמל חדרה	5	2	7
98	מינהל מקרקעי ישראל	541	116	657

סך תקני כוח אדם לשנת הכספים 2012

		שיא כוח אדם	עבודה בלתי צמיתה במונחי משרות	סך תקני כוח אדם
	סך-הכול כללי	**86,059.5**	**14,732**	**100,791**
	סך-הכול משרדי הממשלה	**66,674.5**	**13,719**	**80,393**
01	נשיא המדינה	42	27	69
02	הכנסת	552.5	63	616
04	משרד ראש הממשלה	912.5	1,205	2,117
05	משרד האוצר	5,217	849	6,066
06	משרד הפנים	533	402	935
07	המשרד לביטחון הפנים	28,572.5	3,540	32,113
08	משרד המשפטים	5,287	2,875	8,162
09	משרד החוץ	1,064	113	1,177
10	המועצה הלאומית לביטחון	1	58	59
11	משרד מבקר המדינה	554		554
14	מימון מפלגות		10	10
15	משרד הביטחון	2,231		2,231
16	הוצאות חירום אזרחיות	12		12
17	תיאום הפעולות בשטחים	202	8	210
19	משרד המדע והטכנולוגיה ומשרד התרבות והספורט	108.5	73	181
20	משרד החינוך	2,081	263	2,344
23	משרד הרווחה	2,707.5	358	3,066
24	משרד הבריאות	9,253.5	1,319	10,573
25	הרשות לזכויות ניצולי השואה	60.5	18	78
26	המשרד להגנת הסביבה	501	82	583
29	משרד הבינוי השיכון	624.5	105	729
30	המשרד לקליטת העלייה	415	35	450
33	משרד החקלאות ופיתוח הכפר	1,276	503	1,779
34	המשרד לתשתיות לאומיות	283	123	406
36	משרד התעשיה, המסחר והתעסוקה	1,593.5	256	1,849
37	משרד התיירות	135.5	36	172
39	משרד התקשורת	90	47	137
40	משרד התחבורה	687	214	901
41	הרשות הממשלתית למים וביוב	124.5	88	212
43	המרכז למיפוי ישראל	239	7	246

סך תקני כוח אדם לשנת הכספים 2012 (המשך)

		שיא כוח אדם	עבודה בלתי צמיתה במונחי משרות	סך תקני כוח אדם
46	חוק חיילים משוחררים	21		21
54	רשויות הפיקוח	55	93	148
56	נציבות שוויון זכויות לאנשים עם מוגבלות	9	19	28
68	היחידה לעניין עובדים זרים	729	430	1,159
47	רזרבה כללית	500	500	1,000
	סך-הכול מפעלים עסקיים	**19,385**	**1,013**	**20,398**
89	מפעלי משרד ראש הממשלה ומשרד האוצר	96	27	123
94	בתי חולים ממשלתים	18,748	870	19,618
95	נמל יפו ונמל חדרה	5	2	7
98	מינהל מקרקעי ישראל	536	114	650

תקציב ההוצאות ברוטו לשנות הכספים 2012-2009
(באלפי ש"ח)

		ביצוע התקציב לשנת 2009	תקציב מקורי לשנת 2010	הצעת התקציב לשנת 2011	הצעת התקציב לשנת 2012
	סך-הכול כללי	**318,523,625**	**341,799,444**	**366,837,898**	**384,988,521**
חלק א:	התקציב הרגיל	236,186,658	248,115,070	262,053,704	274,191,162
חלק ב:	תקציב הפיתוח וחשבון הון	82,336,967	93,684,374	104,784,194	110,797,359
חלק א:	**התקציב הרגיל**	**236,186,658**	**248,115,070**	**262,053,704**	**274,191,162**
	ממשל ומינהל	**34,376,204**	**35,921,276**	**38,515,059**	**41,399,404**
01	נשיא המדינה	41,803	38,560	42,537	44,284
02	הכנסת*	413,520	496,465	496,737	496,737
03	חברי הממשלה	98,141	109,900	110,582	111,361
04	משרד ראש הממשלה	1,887,359	1,895,461	2,019,139	2,086,076
05	משרד האוצר	1,813,855	1,973,798	2,088,656	2,104,414
06	משרד הפנים	373,463	316,874	348,397	355,068
07	המשרד לביטחון הפנים	9,610,411	10,069,639	10,678,098	11,118,353
08	משרד המשפטים	2,584,624	2,840,047	3,094,642	3,230,007
09	משרד החוץ	1,492,213	1,712,405	1,621,056	1,664,001
10	המועצה הלאומית לביטחון	23,704	31,550	32,832	32,448
11	משרד מבקר המדינה **	228,564	266,142	266,933	267,213
12	גימלאות ופיצויים	13,519,774	10,847,379	12,539,954	14,192,129
13	הוצאות שונות	435,094	3,520,306	2,994,100	3,461,280
14	מימון מפלגות	393,417	126,176	131,835	137,737
19	משרד המדע והטכנולוגיה ומשרד התרבות והספורט	942,812	891,436	987,612	1,052,882
26	המשרד להגנת הסביבה	272,422	407,380	531,956	535,753
68	רשות האוכלוסין, ההגירה ומעברי הגבול	245,028	377,758	529,993	509,661
	ביטחון	**57,099,439**	**53,421,561**	**54,499,459**	**56,031,111**
15	משרד הביטחון	56,738,455	53,091,869	54,084,931	55,623,538
16	הוצאות חירום אזרחיות	216,306	183,339	206,093	204,074
17	תיאום הפעולות בשטחים	144,678	146,353	208,435	203,499

* הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו"ר הכנסת, ומהווה חלק מחוק התקציב.

** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.

תקציב ההוצאות ברוטו לשנות הכספים 2009-2012 (המשך)

		ביצוע התקציב לשנת 2009	תקציב מקורי לשנת 2010	הצעת התקציב לשנת 2011	הצעת התקציב לשנת 2012
18	**הרשויות המקומיות**	**3,875,745**	**2,936,114**	**3,882,210**	**3,886,609**
	שירותי חברה	**98,458,594**	**104,266,396**	**112,771,827**	**116,992,561**
20	משרד החינוך	31,453,232	33,982,982	36,496,721	37,873,515
21	ההשכלה הגבוהה	7,262,839	6,864,918	7,391,473	7,464,569
23	משרד הרווחה	5,053,613	5,525,278	5,889,534	6,258,011
24	משרד הבריאות	19,382,869	21,378,604	23,151,568	23,960,448
27	העברות לביטוח הלאומי	26,586,199	27,183,632	29,754,706	31,089,182
25	הרשות לזכויות ניצולי השואה	2,388,531	2,640,408	2,937,803	2,791,563
29	משרד הבינוי והשיכון	207,775	211,239	211,547	209,675
30	המשרד לקליטת העלייה	1,236,222	1,218,120	1,302,017	1,321,181
32	תמיכות שונות	3,408,667	3,683,777	3,963,351	4,251,318
46	חוק חיילים משוחררים	1,474,737	1,569,955	1,665,829	1,765,895
56	נציבות שוויון הזכויות לאנשים עם מוגבלות	3,910	7,483	7,278	7,204
	כלכלה ומשק	**8,809,002**	**8,511,882**	**9,286,001**	**9,441,184**
33	משרד החקלאות ופיתוח הכפר	864,024	943,226	900,372	919,435
34	משרד התשתיות הלאומיות	138,180	151,334	181,566	187,554
35	הוועדה לאנרגיה אטומית	144,968	147,927	147,927	147,927
36	משרד התעשייה, המסחר והתעסוקה	1,953,406	2,261,895	2,455,053	2,485,561
37	משרד התיירות	337,165	355,029	361,940	363,582
38	תמיכות בענפי משק	2,710,461	1,667,951	2,192,344	2,281,846
39	משרד התקשורת	68,298	53,721	50,583	50,120
40	משרד התחבורה	525,565	487,558	511,821	508,767
41	הרשות הממשלתית למים וביוב	126,021	123,613	117,143	115,242
42	מענקי בינוי ושיכון	1,681,753	2,046,908	2,025,484	2,033,854
43	המרכז למיפוי ישראל	81,211	92,808	94,798	94,149
54	רשויות הפיקוח	177,950	179,912	246,970	253,147
45	**תשלום ריבית ועמלות**	**33,567,674**	**38,017,000**	**36,831,000**	**38,570,000**
	רזרבות		**5,040,841**	**6,268,148**	**7,870,293**
47	רזרבה כללית		5,040,841	6,268,148	7,870,293

תקציב ההוצאות ברוטו לשנות הכספים 2012-2009 (המשך)

		ביצוע התקציב לשנת 2009	תקציב מקורי לשנת 2010	הצעת התקציב לשנת 2011	הצעת התקציב לשנת 2012
חלק ב:	**תקציב הפיתוח וחשבון הון**	**82,336,967**	**93,684,374**	**104,784,194**	**110,797,359**
	תקציב פיתוח	14,363,719	16,916,374	19,367,194	20,441,359
	השקעות בממשל ומינהל	**757,446**	**761,803**	**727,394**	**802,669**
51	דיור ממשלתי	68,760	75,492	107,770	171,288
52	המשטרה ובתי הסוהר	523,833	500,136	390,937	410,999
53	בתי המשפט	94,728	120,719	191,372	188,051
55	האוצר	70,125	65,456	37,315	32,331
57	**הרשויות המקומיות**	**7,484**			
	השקעות בשירותי חברה	**3,354,647**	**3,650,126**	**4,589,824**	**4,508,424**
60	חינוך	604,349	541,801	627,581	676,609
67	בריאות	402,329	353,351	395,263	387,898
70	שיכון	2,347,969	2,754,974	3,566,980	3,443,917
	השקעות בענפי המשק	**10,244,142**	**12,504,445**	**14,049,976**	**15,130,266**
73	מפעלי מים	672,699	1,278,034	1,252,871	1,337,950
76	פיתוח התעשייה	126,770	97,934	92,719	90,980
78	תיירות	145,343	148,555	72,442	88,071
79	פיתוח התחבורה	5,990,605	6,750,411	8,366,118	8,381,642
83	הוצאות פיתוח שונות	3,308,725	4,229,511	4,265,826	5,231,623
84	תשלום החובות	67,973,248	76,768,000	85,417,000	90,356,000

תקציב ההוצאות נטו לשנות הכספים 2009-2012

(באלפי ש"ח)

		ביצוע התקציב לשנת 2009	תקציב מקורי לשנת 2010	הצעת התקציב לשנת 2011	הצעת התקציב לשנת 2012
	סך-הכול כללי	**306,836,623**	**325,287,959**	**348,185,234**	**365,916,172**
	תקציב לחישוב מגבלת ההוצאה*		**252,796,868	271,196,234	284,657,172
	תשלום חובות למעט תשלום החובות לביטוח הלאומי		69,245,000	76,989,000	81,259,000
חלק א:	תקציב רגיל	226,177,431	234,195,342	247,116,515	258,804,806
חלק ב:	תקציב הפיתוח וחשבון הון	80,659,192	91,092,617	101,068,719	107,111,366
חלק א:	**התקציב הרגיל**	**226,177,431**	**234,195,342**	**247,116,515**	**258,804,806**
	ממשל ומינהל	**32,243,115**	**33,355,080**	**35,954,704**	**38,828,745**
01	נשיא המדינה	40,974	37,760	41,737	43,484
02	הכנסת***	413,500	496,285	496,557	496,557
03	חברי הממשלה	98,141	109,900	110,582	111,361
04	משרד ראש הממשלה	1,872,233	1,865,810	2,005,160	2,072,099
05	משרד האוצר	1,589,009	1,662,160	1,776,899	1,789,970
06	משרד הפנים	361,563	281,862	337,597	344,268
07	המשרד לביטחון הפנים	9,174,394	9,506,903	10,118,480	10,558,735
08	משרד המשפטים	2,045,875	2,190,096	2,419,678	2,553,333
09	משרד החוץ	1,478,063	1,657,879	1,570,559	1,613,504
10	המועצה הלאומית לביטחון	23,704	31,550	32,832	32,448
11	משרד מבקר המדינה ****	228,564	266,142	266,933	267,213
12	גימלאות ופיצויים	12,869,387	10,220,879	11,882,604	13,528,870
13	הוצאות שונות	369,679	3,454,891	2,994,100	3,461,280
14	מימון מפלגות	393,417	126,176	131,835	137,737
19	משרד המדע והטכנולוגיה ומשרד התרבות והספורט	921,014	869,055	954,931	1,020,201
26	המשרד להגנת הסביבה	127,796	212,471	296,724	300,521
68	רשות האוכלוסין, ההגירה ומעברי הגבול	235,802	365,261	517,496	497,164

* התקציב נטו בניכוי תשלום חובות למעט תשלום חובות לביטוח הלאומי.

** התקציב נטו (325,287,959), בניכוי ההוצאה שנוספה באופן חד-פעמי לתקציב לשנים 2009 ו-2010 להתמודדות עם המשבר הכלכלי העולמי (3,246,091), ובניכוי תשלום חובות (76,768,000) למעט תשלום חובות לביטוח לאומי (7,523,000).

*** הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו"ר הכנסת, ומהווה חלק מחוק התקציב.

**** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.

תקציב ההוצאות נטו לשנות הכספים 2012-2009 (המשך)

		ביצוע התקציב לשנת 2009	תקציב מקורי לשנת 2010	הצעת התקציב לשנת 2011	הצעת התקציב לשנת 2012
	ביטחון	**55,368,386**	**49,158,572**	**49,424,434**	**50,636,979**
	=====	========	========	========	========
15	משרד הביטחון	55,060,283	48,884,747	49,132,073	50,352,073
16	הוצאות חירום אזרחיות	216,306	183,339	206,093	204,074
17	תיאום הפעולות בשטחים	91,797	90,486	86,268	80,832
18	**הרשויות המקומיות**	**3,869,769**	**2,936,114**	**3,882,210**	**3,886,609**
	===========	=======	=======	=======	=======
	שירותי חברה	**93,164,398**	**98,039,863**	**106,406,913**	**110,508,118**
	=========	========	========	========	========
20	משרד החינוך	30,040,733	32,418,924	34,901,335	36,278,439
21	ההשכלה הגבוהה	7,262,839	6,864,918	7,391,473	7,464,569
23	משרד הרווחה	3,727,080	4,159,426	4,467,569	4,764,670
24	משרד הבריאות	16,872,721	18,144,776	19,867,335	20,627,752
27	העברות לביטוח הלאומי	26,586,199	27,183,632	29,754,706	31,089,182
25	הרשות לזכויות ניצולי השואה	2,385,680	2,640,408	2,937,803	2,791,563
29	משרד הבינוי והשיכון	206,769	207,739	208,047	206,175
30	המשרד לקליטת העלייה	1,234,753	1,193,825	1,277,187	1,296,351
32	תמיכות שונות	3,368,977	3,648,777	3,928,351	4,216,318
46	חוק חיילים משוחררים	1,474,737	1,569,955	1,665,829	1,765,895
56	נציבות שוויון הזכויות לאנשים עם מוגבלות	3,910	7,483	7,278	7,204
	כלכלה ומשק	**7,964,089**	**7,647,872**	**8,349,106**	**8,504,062**
	=========	=======	=======	=======	=======
33	משרד החקלאות ופיתוח הכפר	676,637	727,990	683,327	702,390
34	המשרד לתשתיות לאומיות	131,904	102,334	132,566	138,554
35	הוועדה לאנרגיה אטומית	144,968	147,927	147,927	147,927
36	משרד התעשייה, המסחר והתעסוקה	1,902,094	2,197,061	2,389,214	2,419,722
37	משרד התיירות	332,531	348,861	353,272	354,914
38	תמיכות בענפי משק	2,242,096	1,255,091	1,724,184	1,813,686
39	משרד התקשורת	50,552	53,071	49,933	49,470
40	משרד התחבורה	435,691	402,618	417,383	414,329
41	הרשות הממשלתית למים וביוב	124,212	122,895	116,652	114,524
42	מענקי בינוי ושיכון	1,679,753	2,042,088	2,020,664	2,029,034
43	המרכז למיפוי ישראל	65,780	68,324	67,314	66,665
54	רשויות הפיקוח	177,871	179,612	246,670	252,847

תקציב ההוצאות נטו לשנות הכספים 2009-2012 (המשך)

		ביצוע התקציב לשנת 2009	תקציב מקורי לשנת 2010	הצעת התקציב לשנת 2011	הצעת התקציב לשנת 2012
45	**תשלום ריבית ועמלות**	**33,567,674**	**38,017,000**	**36,831,000**	**38,570,000**
	רזרבות		**5,040,841**	**6,268,148**	**7,870,293**
47	רזרבה כללית		5,040,841	6,268,148	7,870,293
חלק ב:	**תקציב הפיתוח וחשבון הון**	**80,659,192**	**91,092,617**	**101,068,719**	**107,111,366**
	תקציב הפיתוח	12,685,944	14,324,617	15,651,719	16,755,366
	השקעות במימשל ומינהל	**707,897**	**675,578**	**645,001**	**722,758**
51	דיור ממשלתי	33,910	35,350	65,350	126,350
52	המשטרה ובתי הסוהר	517,134	466,053	356,964	377,026
53	בתי המשפט	94,728	118,719	190,372	187,051
55	האוצר	62,125	55,456	32,315	32,331
57	**הרשויות המקומיות**	**7,484**			
	השקעות בשירותי חברה	**2,534,851**	**2,653,353**	**2,506,001**	**2,451,601**
60	חינוך	604,349	541,801	627,581	676,609
67	בריאות	352,490	275,928	317,840	310,475
70	שיכון	1,578,012	1,835,624	1,560,580	1,464,517
	השקעות בענפי המשק	**9,435,712**	**10,995,686**	**12,500,717**	**13,581,007**
73	מפעלי מים	672,699	1,269,534	1,242,371	1,327,450
76	פיתוח התעשייה	92,290	57,934	52,719	50,980
78	תיירות	145,343	148,555	72,442	88,071
79	פיתוח התחבורה	5,972,169	6,690,411	8,267,618	8,283,142
83	הוצאות פיתוח שונות	2,553,211	2,829,252	2,865,567	3,831,364
84	תשלום החובות	67,973,248	76,768,000	85,417,000	90,356,000

תשלום חובות קרן לשנות הכספים 2009-2012*

(באלפי ש"ח)

	ביצוע התקציב לשנת 2009	תקציב מקורי לשנת 2010	הצעת התקציב לשנת 2011	הצעת התקציב לשנת 2012
סך הכול-כללי	**67,973,248**	**76,768,000**	**85,417,000**	**90,356,000**
מלוות פנים	**60,311,516**	**63,363,000**	**79,773,000**	**81,698,000**
הביטוח הלאומי	7,382,534	7,523,000	8,428,000	9,097,000
מלוות באמצעות מינהל מלוות המדינה	52,928,982	55,840,000	71,345,000	72,601,000
מלוות חוץ	**7,661,732**	**13,405,000**	**5,644,000**	**8,658,000**
מלווה העצמאות והפיתוח	4,885,889	8,164,000	3,285,000	6,362,000
מלוות על סמך ערבויות מארה"ב	467,507	2,280,000	1,867,000	1,518,000
מלוות שונים	2,308,336	2,961,000	492,000	778,000

* כולל פירעון קרן לביטוח הלאומי

תשלום חובות ריבית (ברוטו) לשנות הכספים 2009-2012

(באלפי ש"ח)

	ביצוע התקציב לשנת 2009	תקציב מקורי לשנת 2010	הצעת התקציב לשנת 2011	הצעת התקציב לשנת 2012
סך-הכול כללי	**33,567,674**	**38,017,000**	**36,831,000**	**38,570,000**
מלוות פנים	**27,942,325**	**30,962,000**	**30,887,000**	**31,673,000**
הביטוח הלאומי	6,628,698	6,469,000	7,120,000	7,272,000
מלוות באמצעות מינהל מלוות המדינה	20,765,490	24,106,000	23,454,000	24,001,000
מלוות חובה	2,131	6,000	2,000	2,000
כספי אמיסיות ובנקים	546,006	381,000	311,000	398,000
מלוות חוץ	**5,625,349**	**7,055,000**	**5,944,000**	**6,897,000**
מלווה העצמאות והפיתוח	1,108,634	1,372,000	1,213,000	1,676,000
מלוות על סמך ערבויות ממשלת מארה"ב	3,029,487	3,334,000	3,054,000	3,204,000
מלוות שונים	1,487,228	2,349,000	1,677,000	2,017,000

תחזית התקבולים והמלוות לשנות הכספים 2012-2009

(באלפי ש"ח)

		ביצוע התקציב לשנת 2009	תקציב מקורי לשנת 2010	הצעת התקציב לשנת 2011	הצעת התקציב לשנת 2012
	סך-הכול כללי	**305,211,814**	**325,287,959**	**348,185,234**	**365,916,172**
	חלק א: תקבולים שוטפים	224,775,751	234,195,342	247,116,515	258,804,806
	חלק ב: תקבולים ממילוות וחשבון הון	80,659,192	91,092,617	101,068,719	107,111,366
	חלק א: תקבולים שוטפים	**224,775,751**	**234,195,342**	**247,116,515**	**258,804,806**
	מסים ותשלומי חובה	178,688,874	184,434,664	214,989,152	233,826,297
	מסי הכנסה ורכוש	86,396,272	85,100,000	103,500,000	111,800,000
001	מס הכנסה	71,081,737	70,975,000	86,700,000	94,000,000
002	מע"מ על מלכ"רים ומוסדות פיננסיים	9,988,717	10,300,000	10,500,000	11,300,000
003	מס שבח	1,979,638	1,700,000	2,200,000	2,300,000
004	מס רכישה	2,937,591	2,125,000	3,900,000	4,100,000
005	מס מכירה ומס רכוש	100,030			
007	מס מעסיקים	308,559		200,000	100,000
	מסי הוצאה	92,292,602	99,334,664	111,489,152	122,026,297
011	מכס והיטל על הייבוא	2,408,795	2,500,000	2,900,000	3,100,000
012	מע"מ, כולל מע"מ על ייבוא ביטחוני	59,134,640	65,334,664	69,489,152	75,026,297
013	מס קנייה	12,731,385	12,300,000	16,300,000	18,500,000
015	בלו	763,893	900,000	900,000	900,000
018	מס דלק	12,714,432	13,600,000	16,500,000	18,800,000
020	מס בולים	19,680			
024	אגרות כלי רכב	1,548,132			
025	אגרות ורשיונות אחרים	2,971,645	4,700,000	5,400,000	5,700,000
	ריבית ורווחים	2,429,147	2,299,720	2,334,900	2,230,900
034	ריבית במט"ח	330,206	89,900	48,300	13,300
035	ריבית בשקלים	2,098,941	2,209,820	2,286,600	2,217,600

תחזית התקבולים והמלוות לשנות הכספים 2011-2012 (המשך)

		ביצוע התקציב לשנת 2009	תקציב מקורי לשנת 2010	הצעת התקציב לשנת 2011	הצעת התקציב לשנת 2012
	תמלוגים	1,094,052	760,930	1,940,500	2,134,750
042	תמלוגים ממפעלים עסקיים	3,081	241,050	775000	908,000
043	תמלוגים מאוצרות טבע	572,235	188,000	633,000	649,000
044	תמלוגים מחברות ממשלתיות	82,325	47,880	82,000	82,000
045	דיבידנדים מחברות ממשלתיות	436,411	284,000	450,500	495,750
	תקבולים שונים	1,560,587	2,093,000	2,172,677	2,172,677
046	החזר על חשבון תקציב שנים קודמות	109,621	100,000	144,282	144,282
047	הכנסות משירותים שונים	976,956	1,610,000	1,483,283	1,483,283
050	דמי שימוש בנכסים ממשלתיים	238,480	226,000	274,252	274,252
048	הכנסה מיועדת מעל האומדן	235,530	157,000	270,860	270,860
049	רווחי בנק ישראל שמומשו				
	העברה מחלק ב	41,003,091	44,607,028	25,679,286	18,440,182
	חלק ב: תקבולים ממילוות וחשבון הון	**80,659,192**	**91,092,617**	**101,068,719**	**107,111,366**
	החזר השקעות והלוואות הממשלה	7,292,951	5,331,305	6,557,100	6,240,900
051	גביית קרן בשקלים	6,809,984	5,174,005	6,331,100	6,005,200
053	גביית קרן במט"ח	297,840	57,300	44000	53700
076	הכנסות ממכירת קרקעות מדינה	185,127	100,000	182,000	182,000
	הפרשות לפנסיה ולפיצויים	31,026	12,000	39,654	39,654
071	הפרשות יחידות משקיות	8,911		8911	8911
072	הפרשות מפעלים עסקיים	372	9,000	9,000	9,000
073	הפרשות לפנסיה-חברות	21,743	3,000	21,743	21,743
	הכנסות הון	1,576,995	500,000	3,813,000	1,813,000
075	הכנסה ממכירת חברות ובנקים	1,576,995	500,000	3,813,000	1,813,000

תחזית התקבולים והמלוות לשנות הכספים 2012-2011 (המשך)

		ביצוע התקציב לשנת 2009	תקציב מקורי לשנת 2010	הצעת התקציב לשנת 2011	הצעת התקציב לשנת 2012
	מילוות בארץ	92,669,758	102,949,760	99,628,933	99,785,820
081	מילווה מהמוסד לביטוח לאומי	12,550,000	12,409,000	14,571,000	15,835,000
082	הכנסה מאמיסיות והפקדות	80,119,758	90,540,760	85,057,933	83,950,820
	מילוות ומענקים מחו"ל	20,091,553	26,906,580	16,709,318	17,672,174
900	מילווה עצמאות ופיתוח	4,063,744	4,300,000	4,000,000	4,000,000
901	בניכוי: הוצאות הפצה	-151,415	-193,500	-200,000	-200,000
	מילוות ומענקים מארה"ב:				
902	- ביטחון	7,983,364	9,900,080	8,709,318	8,672,174
904	- סיוע אזרחי				
907	- מילוות אחרים	8,195,860	12,900,000	4,200,000	5,200,000
908	הלוואות בנקאיות				
	העברה לחלק א	-41,003,091	-44,607,028	-25,679,286	-18,440,182